Exhibit 99.9

i-80 Gold Corp.

INFORMATION STATEMENT

DATED AS OF JANUARY 25, 2021

TABLE OF CONTENTS

Glossary of Terms	1
Notice to Reader	9
General	9
References to SpinCo	9
Financial Information	9
Currency References and Exchange Rate Information	9
Technical Information	9
CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION	10
CORPORATE STRUCTURE	12
Name, Address and Incorporation	12
Intercorporate Relationships	12
GENERAL DEVELOPMENT OF THE BUSINESS	13
General	13
The Arrangement and Related Matters	15
SpinCo Capitalization	21
TSX Listing and Securities Law Matters	22
Bankruptcy and Similar Procedures	22
Material Restructuring Transactions	23
DESCRIPTION OF SPINCO'S BUSINESS	23
Overview	23
Business Strategy	23
Principal Markets	23
Specialized Skill and Knowledge	23
Business Cycle	23
Environmental Protection & Regulation	24
Employees	24
Economic Dependence	25
Competitive Conditions	25
Foreign Operations	25
Mineral projects	25
SpinCo Financing	26
Available Funds	27
Principal Purposes	27
Business Objectives and Milestones	28
SUMMARY OF FINANCIAL INFORMATION	29
SpinCo Financial Statements	29
Premier USA Financial Statements	29
Osgood LLC Financial Statements	29
SpinCo Pro Forma Financial Statements	29
DESCRIPTION OF CAPITAL STRUCTURE	30
SpinCo Shares	30

Description of Convertible Securities	30
Summary of SpinCo Omnibus Share Incentive Plan	31
SpinCo Warrants	39
DIVIDENDS AND DISTRIBUTIONS	40
PRIOR SALES	40
CONSOLIDATED CAPITALIZATION	40
TRADING PRICE AND VOLUME	41
ESCROWED SECURITIES	41
PRINCIPAL SHAREHOLDERS	42
CORPORATE GOVERNANCE	42
SpinCo Board	43
Directorships	43
Orientation and Continuing Education	43
Ethical Business Conduct	43
Nomination of Directors	44
Compensation	44
Assessments	44
DIRECTORS AND OFFICERS	45
Name, Occupation and Security Holding	45
Other Reporting Issuer Experience	47
Corporate Cease Trade Orders or Bankruptcies	47
Penalties or Sanctions	48
Personal Bankruptcies	48
Conflicts of Interest	48
EXECUTIVE COMPENSATION	49
Compensation Discussion and Analysis	49
Termination of Employment, Changes in Responsibility and Employment Contracts	49
Option-Based Awards	50
Share-Based Awards	50
AUDIT COMMITTEE	50
Overview	50
The Audit Committee Charter	50
Composition of the SpinCo Audit Committee	51
Relevant Education and Experience	51
Reliance on Certain Exemptions	52
Audit Committee Oversight	52
Pre-Approval Policies and Procedures	53
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	53
SPONSORSHIP	53
RISK FACTORS	53
Risks Relating to SpinCo's Business	53
Risks Relating to the SpinCo Shares Generally	70

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PROMOTERS	72
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	72
INTEREST OF certain persons IN MATERIAL TRANSACTIONS	72
AUDITORS, REGISTRAR AND TRANSFER AGENT	73
MATERIAL CONTRACTS	73
INTEREST OF EXPERTS	73

Exhibit "A"	Information Concerning the South Arturo Mine	A-1
Exhibit "B"	Information Concerning the McCoy-Cove Project	B-1
Exhibit "C"	Information Concerning the Getchell Project	C-1

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Glossary of Terms

In this Information Statement, unless there is something in the subject matter inconsistent therewith, the following terms shall have the respective meanings set out below, words importing the singular number shall include the plural and vice versa, and words importing any gender shall include all genders.

"affiliate" has the meaning ascribed thereto in the OBCA.

"Arrangement" means the arrangement of Premier under Section 182 of the OBCA on the terms set out in the Plan of Arrangement.

"Arrangement Agreement" means the arrangement agreement dated as of December 16, 2020 among Equinox Gold, Premier and SpinCo, as the same may be further amended, supplemented, restated or otherwise modified from time to time in accordance with the terms thereof.

"Arrangement Per Share Consideration" means, for each Premier Share, 0.1967 of an Equinox Gold Share and 0.4 of a SpinCo Share;

"Arrangement Resolution" means the special resolution approving the Arrangement to be considered and, if thought fit, approved by the Premier Securityholders at the Premier Meeting, in the form and content of Appendix "B" to the Premier Circular.

"Au-Reka" has the meaning ascribed thereto under the heading "Corporate Structure - Intercorporate Relationships".

"Award" has the meaning ascribed thereto under the heading "Description of Capital Structure - Summary of SpinCo Omnibus Share Incentive Plan - Types of Awards".

"Baby Doe" has the meaning ascribed thereto under the heading "General Development of the Business - General".

"Barrick" means Barrick Gold Corporation and its affiliates.

"Barrick ROFR" has the meaning ascribed thereto under the heading "General Development of the Business - The Arrangement and Related Matters - Permitted Purchase - Christison and Murphy Acquisitions".

"BCBCA" means the Business Corporations Act (British Columbia), as amended from time to time.

"Business Day" means any day other than a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario.

"Canadian Securities Administrators" means the voluntary umbrella organization of Canada's provincial and territorial securities regulators.

"Christison Acquisition" has the meaning ascribed thereto under the heading "General Development of the Business - The Arrangement and Related Matters - Permitted Purchase - Christison and Murphy Acquisitions".

"CIM" means the Canadian Institute of Mining, Metallurgy and Petroleum.

"Combined Company" means Equinox Gold and Premier collectively following the completion of the Arrangement.

"Court" means the Ontario Superior Court of Justice (Commercial List).

"Dee LLC" has the meaning ascribed thereto under the heading "Corporate Structure - Intercorporate Relationships".

"Dissent Rights" means the rights of dissent in respect of the Arrangement that may be exercised by the Premier Shareholders entitled to vote on the Arrangement Resolution, pursuant to and in the manner set forth in section 185 of the OBCA as modified by the Interim Order, the Final Order and the Plan of Arrangement.

"Dissenting Shareholder" means a registered Premier Shareholder who validly exercises Dissent Rights in respect of his, her or its Premier Shares and who has not withdrawn, or been deemed to have withdrawn, such exercise of Dissent Rights.

"Effective Date" means the date on which the Arrangement takes effect pursuant to the OBCA.

"Effective Time" means the commencement of the day on the Effective Date, or such other time on the Effective Date as Premier and Equinox Gold may agree to in writing before the Effective Date.

"Ely Gold" has the meaning ascribed thereto under the heading "General Development of the Business - General".

"ESTMA" has the meaning ascribed thereto under the heading "Risk Factors - Risks Relating to SpinCo's Business".

"Equinox Gold" means Equinox Gold Corp., a corporation existing under the BCBCA.

"Equinox Gold Shares" means the common shares in the capital of Equinox Gold.

"Final Order" means the final order of the Court pursuant to section 182(5)(f) of the OBCA in a form acceptable to Premier and Equinox Gold, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both Premier and Equinox Gold, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Premier and Equinox Gold, each acting reasonably) on appeal.

"Getchell Acquisition" means the acquisition by SpinCo of all of the issued and outstanding membership interests of Osgood LLC from Waterton pursuant to the terms of a membership purchase agreement dated August 10, 2020.

"Getchell Acquisition Agreement" has the meaning ascribed thereto under the heading "General Development of the Business - General".

"Getchell Outside Date" has the meaning ascribed thereto under the heading "General Development of the Business - The Arrangement and Related Matters - Permitted Purchase - Getchell Acquisition."

"Getchell Project" means the Getchell gold project located in the Getchell gold belt near Winnemucca, Nevada.

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"Getchell Report" has the meaning ascribed thereto in Exhibit "C" to this Information Statement.

"Getchell Warrant" has the meaning ascribed thereto under the heading "General Development of the Business - The Arrangement and Related Matters - Permitted Purchase - Getchell Acquisition."

"Getchell Warrant Resolution" means the ordinary resolution approving the exercise price of the Getchell Warrant to be considered and, if thought fit, approved by Premier Shareholders at the Premier Meeting, after excluding any votes cast by Waterton, in the form and content of Appendix "Y" to the Premier Circular.

"Interim Order" means the interim order of the Court pursuant to Section 182(5) of the OBCA providing for, among other things, the calling and holding of the Premier Meeting, a copy of which is attached as Appendix "H" to the Premier Circular, as such order may be amended by the Court with the consent of Premier and Equinox Gold, each acting reasonably.

"Investec" means Investec Bank plc.

"Investec Credit Agreement" means the credit agreement dated as of January 24, 2019 between Premier, as borrower, Investec, as administrative agent and the lenders party thereto, as amended, supplemented or otherwise modified from time to time.

"Loan Facility" has the meaning ascribed thereto under the heading "General Development of the Business - The Arrangement and Related Matters - Equinox Loan Facility".

"Loan Facility Termination Date" has the meaning ascribed thereto under the heading "General Development of the Business - The Arrangement and Related Matters - Equinox Loan Facility".

"McCoy-Cove Project" means the McCoy-Cove gold property located in Nevada, USA.

"McCoy-Cove Report" has the meaning ascribed thereto in Exhibit "B" to this Information Statement.

"MD&A" means management's discussion and analysis.

"Mercedes Mine" means the Mercedes Mine located in Sonora, Mexico.

"Mineral Reserves" has the meaning ascribed thereto under the heading "Notice to Reader - Technical Information".

"Mineral Resources" has the meaning ascribed thereto under the heading "Notice to Reader - Technical Information".

"Murphy Acquisition" has the meaning ascribed thereto under the heading "General Development of the Business - The Arrangement and Related Matters - Permitted Purchase - Christison and Murphy Acquisitions".

"Nevada Gold" means Nevada Gold Mines LLC, a joint venture between Newmont and Barrick.

"Newmont" means Newmont Corporation and its affiliates.

"NI 43-101" means National Instrument 43-101 - Standards of Disclosure for Mineral Projects, together with the Companion Policy thereto, as issued by the Canadian Securities Administrators, as amended from time to time.

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"NI 52-110" means National Instrument 52-110 - Audit Committees, together with the Companion Policy thereto, as issued by the Canadian Securities Administrators, as amended from time to time.

"NI 58-101" means National Instrument 58-101 - Disclosure of Corporate Governance Practices, as issued by the Canadian Securities Administrators, as amended from time to time.

"Nomad" means Nomad Royalty Corp., an affiliate of Orion.

"Nomad Gold Prepay Agreement" means the amended and restated gold prepay credit agreement dated as of January 31, 2019 between Premier Gold Mines (Cayman) Ltd., as borrower, Premier and the other guarantors party thereto, OMF Fund II SO Ltd., as administrative agent, and the lenders party thereto, as amended, supplemented or otherwise modified from time to time;

"Nomad Stream Agreement" means the amended and restated purchase and sale agreement (silver) dated as of January 31, 2019 between Premier Gold Mines (Cayman) Ltd., as seller, Premier, as guarantor, OMF Fund II SO Ltd., as purchasers' agent, and the purchasers party thereto, as amended, supplemented or otherwise modified from time to time.

"NP 46-201" has the meaning ascribed thereto under the heading "Escrowed Securities".

"NP 58-201" means National Policy 58-201 - Corporate Governance Guidelines, as issued by the Canadian Securities Administrators, as amended from time to time.

"OBCA" means the Business Corporations Act (Ontario), as amended from time to time.

"Offering Price" has the meaning ascribed thereto under the heading "Financing, Available Funds and Principal Purposes - SpinCo Financing".

"Option Agreement" has the meaning ascribed thereto under the heading "Description of Capital Structure - Summary of SpinCo Omnibus Share Incentive Plan - Description of Awards - SpinCo Options".

"Option Price" has the meaning ascribed thereto under the heading "Description of Capital Structure - Summary of SpinCo Omnibus Share Incentive Plan - Description of Awards - SpinCo Options".

"Orion" means Orion Mine Finance Management II Limited and its affiliates.

"Orion Offtake Agreement" means the second amended and restated offtake dated as of March 4, 2020 between Premier USA, as seller, Premier, as guarantor, OMF Fund II (O) Ltd., as purchasers' agent, and the purchasers party thereto, as amended, supplemented or otherwise modified from time to time.

"Orogen" has the meaning ascribed thereto under the heading "General Development of the Business - General".

"Osgood LLC" means Osgood Mining Company LLC, a limited liability company existing under the laws of Nevada, and the owner of the Getchell Project.

"Participant" has the meaning ascribed thereto under the heading "Description of Capital Structure - Summary of SpinCo Omnibus Share Incentive Plan - Plan Administration".

"Parties" means Premier, Equinox Gold and SpinCo and "Party" means any one of them.

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"Performance Criteria" has the meaning ascribed thereto under the heading "Description of Capital Structure - Summary of SpinCo Omnibus Share Incentive Plan - Plan Administration".

"Permitted Purchase" means the purchase by SpinCo of: (a) all of the membership interests of Osgood LLC pursuant to the Getchell Acquisition; and (b) additional properties adjacent to the Getchell Project from each of (i) Michael Murphy and (ii) members of the Christison family and Seven Dot Cattle Co., LLC.

"person" includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any governmental entity) or any other entity, whether or not having legal status.

"Plan of Arrangement" means the plan of arrangement, substantially in the form of Appendix "G" to the Premier Circular, as amended, modified or supplemented from time to time in accordance with the Arrangement Agreement or the Plan of Arrangement, or at the direction of the Court in the Final Order.

"Premier" means Premier Gold Mines Limited, a corporation existing under the OBCA.

"Premier/Barrick JV" has the meaning has the meaning ascribed thereto under the heading "General Development of the Business - General".

"Premier Circular" means the management information circular of Premier dated January 25, 2021, which has been filed on SEDAR under Premier's issuer profile at www.sedar.com.

"Premier Meeting" means the special meeting of the Premier Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order for the purpose of, among other things, considering and, if thought fit, approving the Arrangement Resolution.

"Premier Options" means the options to purchase Premier Shares granted under the amended and restated share incentive plan of Premier dated May 23, 2019, approved by the Premier Shareholders on June 25, 2019.

"Premier Optionholder" means a holder of one or more Premier Options.

"Premier Record Date" means January 15, 2021, being the record date for the purposes of determining the Premier Securityholders entitled to notice of and to vote at the Premier Meeting.

"Premier Securityholders" means, collectively, the Premier Shareholders and the Premier Optionholders.

"Premier Shareholder" means a holder of one or more Premier Shares.

"Premier Shares" means the common shares in the capital of Premier, as currently constituted.

"Premier Share Exchange Value" has the meaning ascribed to such term in the Plan of Arrangement.

"Premier USA" means Premier Gold Mines USA, Inc., a corporation existing under the laws of the State of Delaware.

"Premier USA Ownership Interests" has the meaning ascribed thereto under the heading "General Development of the Business- The Arrangement and Related Matters - Premier USA Contribution".

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"Premier Warrants" means the share purchase warrants issued to Orion Mine Finance Fund II LP on January 31, 2019 to purchase up to 2,000,000 Premier Shares at an exercise price of $2.05 per Premier Share until January 31, 2022.

"Replacement SpinCo Option" has the meaning ascribed to such term in the Plan of Arrangement.

"Rodeo Creek Option Agreement" has the meaning ascribed thereto under the heading "General Development of the Business - General".

"Rodeo Creek Property" has the meaning ascribed thereto under the heading "General Development of the Business - General".

"SEDAR" means the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval as outlined in NI 13-101, which can be accessed online at www.sedar.com.

"South Arturo Mine" means the South Arturo mine located in Nevada, U.S.A.

"South Arturo Report" has the meaning ascribed thereto in Exhibit "A" to this Information Statement.

"SpinCo" means i-80 Gold Corp., a corporation existing under the BCBCA and, as of the date of this Information Statement, a wholly-owned subsidiary of Premier.

"SpinCo Audit Committee" means the Audit Committee of SpinCo.

"SpinCo Audit Committee Charter" has the meaning ascribed thereto under the heading "Audit Committee - The Audit Committee Charter".

"SpinCo Board" means the board of directors of SpinCo.

"SpinCo Compensation Committee" means the compensation committee that is expected to be established by the SpinCo Board.

"SpinCo Consideration Shares" means the SpinCo Shares to be issued by SpinCo to Premier pursuant to the Premier Contribution Agreement in consideration for the Premier USA Ownership Interests, which aggregate number of SpinCo Consideration Shares shall be equal to the quotient obtained when (i) the product obtained when (A) the number of Premier Shares issued and outstanding immediately prior to the Effective Time is multiplied by (B) the SpinCo Exchange Ratio, is divided by (ii) seventy percent (70%).

"SpinCo Contribution Agreement" has the meaning ascribed thereto under the heading "General Development of the Business- The Arrangement and Related Matters - Premier USA Contribution".

"SpinCo Distribution Shares" means the SpinCo Shares to be distributed to Premier Shareholders pursuant to the Arrangement, consisting of 70% of the SpinCo Consideration Shares.

"SpinCo DSU" means a deferred share unit of SpinCo.

"SpinCo DSU Agreement" means an agreement for SpinCo DSUs entered into between SpinCo and a Participant.

"SpinCo Exchange Ratio" means 0.4 of a SpinCo Share per Premier Share.

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"SpinCo Financing" means the private placement of SpinCo Subscription Receipts at a subscription price of no less than C$2.50 per SpinCo Subscription Receipt, and which is not expected to be higher than C$3.00 per SpinCo Subscription Receipt, for gross proceeds of up to US$75 million.

"SpinCo Nominating and Corporate Governance Committee" means the nominating and corporate governance committee that is expected to be established by the SpinCo Board.

"SpinCo Omnibus Share Incentive Plan" means the omnibus share incentive plan of SpinCo, in substantially the form and content attached as Appendix "R" to the Premier Circular.

"SpinCo Omnibus Share Incentive Plan Resolution" means the ordinary resolution approving the SpinCo Omnibus Share Incentive Plan to be considered and, if thought fit, approved by the Premier Shareholders at the Premier Meeting, in the form and content of Appendix "D" to the Premier Circular.

"SpinCo Option" means an option to acquire a SpinCo Share granted pursuant to the SpinCo Omnibus Share Incentive Plan, and includes a Replacement SpinCo Option.

"SpinCo Option Agreement" means an agreement for SpinCo Options entered into between SpinCo and a Participant.

"SpinCo Portion" means the quotient, calculated to six decimal places, obtained when (i) the SpinCo Share Exchange Value, is divided by (ii) the Premier Share Exchange Value.

"SpinCo Share Exchange Value" has the meaning ascribed to such term in the Plan of Arrangement.

"SpinCo Shares" means the common shares in the capital of SpinCo, as constituted from time to time.

"SpinCo Shareholders" has the meaning ascribed thereto under the heading "Notice to Reader - General".

"SpinCo Share Unit" means a share unit of SpinCo.

"SpinCo Share Unit Agreement" means an agreement for SpinCo Share Units entered into between SpinCo and a Participant.

"SpinCo Subscription Receipts" has the meaning ascribed thereto under the heading "General Development of the Business - SpinCo Capitalization".

"SpinCo Support Agreement" has the meaning ascribed thereto under the heading "General Development of the Business - The Arrangement and Related Matters - SpinCo Support Agreement".

"SpinCo Transition Services Agreement" has the meaning ascribed thereto under the heading "General Development of the Business - The Arrangement and Related Matters - SpinCo Transition Services Agreement".

"SpinCo Warrants" means warrants to purchase SpinCo Shares.

"SpinCo Warrant Certificate" has the meaning ascribed thereto under the heading "Description of Share Capital - SpinCo Warrants".

"Subscription Receipt Agreement" has the meaning ascribed thereto under the heading "Financing, Available Funds and Principal Purposes - SpinCo Financing".

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"subsidiary" means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a subsidiary.

"Technical Reports" means the South Arturo Report, the McCoy-Cove Report, and the Getchell Report.

"TSX" means the Toronto Stock Exchange.

"United States" or "U.S." means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia.

"Waterton" means Waterton Global Resource Management, Inc. and its affiliates.

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Notice to Reader

General

The following describes the proposed business of SpinCo following its separation from Premier pursuant to the Arrangement. The Arrangement provides Premier Shareholders with the opportunity to become shareholders of SpinCo ("SpinCo Shareholders") and participate in the future prospects of SpinCo as a stand-alone company. Assuming the Arrangement becomes effective, Premier Shareholders will receive, as part of the Arrangement Per Share Consideration, 0.4 of a SpinCo Share for each Premier Share held, such that upon the effectiveness of the Arrangement and prior to giving effect to the SpinCo Financing, the former Premier Shareholders will own 70% of the issued and outstanding SpinCo Shares and the Combined Company will own 30% of the SpinCo Shares. Additional SpinCo Shares are expected to be issued following the completion of the Arrangement in connection with the SpinCo Financing and the Permitted Purchase. See "Financing, Available Funds and Principal Purposes - SpinCo Financing" and "General Development of the Business - The Arrangement and Related Matters - Permitted Purchase" in this Information Statement. Unless otherwise noted, the disclosure in this Information Statement has been prepared assuming that the Arrangement has been completed. Completion of the Arrangement and the spin-out of SpinCo from Premier involves risks and uncertainties. See "Risk Factors" in this Information Statement.

No securities regulatory authority has expressed an opinion about the Arrangement or the SpinCo Shares to be issued pursuant to the Arrangement or in connection with the SpinCo Financing and the Permitted Purchase and it is an offense to claim otherwise.

The following information is a summary of the proposed business and affairs of SpinCo and should be read together with the more detailed information including audited and unaudited financial data and statements regarding SpinCo and the Permitted Purchase contained in the Premier Circular.

References to SpinCo

Unless otherwise indicated or the context otherwise requires, the term "SpinCo" in this Information Statement refers to i-80 Gold Corp. and its direct and indirect subsidiaries or other entities controlled by them, on a consolidated basis.

Financial Information

Unless otherwise indicated, all financial information referred to in this Information Statement was prepared in accordance with International Financial Reporting Standards.

Currency References and Exchange Rate Information

This Information Statement contains references to the Canadian dollar and the United States dollar. Unless otherwise indicated, all references to "$" or "C$" or "dollars" in this Information Statement are references to Canadian dollars. United States dollars are referred to as "U.S. dollars" or "US$". As at January 22, 2021, the rate of exchange between the United States dollar and the Canadian dollar as reported by the Bank of Canada was US$1.00 = C$1.2716 or C$1.00 = US$0.7864.

Technical Information

Except where otherwise indicated, the disclosure contained in this Information Statement that is of an economic, scientific or technical nature is supported by and in certain cases summarized from:

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•	the South Arturo Report, prepared by Dagny Odell, P.E. and Laura Symmes, SME of Practical Mining LLC and Tommaso Roberto Raponi, P. Eng. of Raponi Engineering Ltd., each of whom is a "qualified person" as such term is defined in NI 43-101. Each of Mmes. and Messrs. Odell, Symmes and Raponi consents to the inclusion in this Information Statement of the extract of the South Arturo Report in the form and context in which it appears, and confirms that such information is based on and fairly represents the South Arturo Report.
•	the McCoy-Cove Report, prepared by Dagny Odell, P.E. and Laura Symmes, SME of Practical Mining LLC and Tommaso Roberto Raponi, P. Eng. of Raponi Engineering Ltd., each of whom is a "qualified person" as such term is defined in NI 43-101. Each of Mmes. and Messrs. Odell, Symmes and Raponi consents to the inclusion in this Information Statement of the extract of the McCoy-Cove Report in the form and context in which it appears, and confirms that such information is based on and fairly represents the McCoy-Cove Report.
•	the Getchell Report, prepared by AMC Consultants. The Getchell Report was prepared by Dr. Paul Greenhill FAusIMM (CP), and Dinara Nussipakynova, P.Geo., each of whom is a "qualified person" as such term is defined in NI 43-101. Each of Dr. Greenhill and Ms. Nussipakynova consent to the inclusion in this Information Statement of the extract of the Getchell Report in the form and context in which it appears, and confirms that such information is based on and fairly represents the Getchell Report.

The mineral resources (the "Mineral Resources") and mineral reserves ("Mineral Reserves") for SpinCo's mineral properties or mineral projects (including as used in the Technical Reports) have been estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on May 10, 2014. See "General Development of the Business - Mineral Resource and Mineral Reserve Estimates" in this Information Statement.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Information Statement contains forward-looking information and forward-looking statements (within the meaning of applicable Canadian securities laws). Forward-looking information is prospective and by its nature requires SpinCo to make certain assumptions and is subject to inherent risks and uncertainties. There can be no assurance that forward-looking information will prove to be accurate, and readers are cautioned not to place undue reliance on the forward-looking information contained in this Information Statement. All statements, other than statements of historical fact, constitute forward-looking information. Generally, but not always, forward-looking information is identifiable by use of the words "continue", "expect", "anticipate", "estimate", "forecast", "believe", "intend", "schedule", "budget", "plan" or "project" or the negative or other variations of these words or comparable terminology, or states that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information in this Information Statement includes, but is not limited to, statements with respect to: SpinCo's future objectives and strategies to achieve those objectives, including the future prospects of SpinCo as an independent company; the estimated cash flow, capitalization and the adequacy thereof for SpinCo following the Arrangement; the expected benefits of the Arrangement to, and resulting treatment of, SpinCo Shareholders; the anticipated effects of the Arrangement; the fair market value of SpinCo Shares; the estimated costs of the Arrangement; the satisfaction of the conditions to consummate the Arrangement; estimation and realization of Mineral Resources and Mineral Reserves; results of exploration; future work programs, capital expenditures and objectives; evolution and economic performance of development projects; timing of exploration and development projects; costs, timing and location of future drilling, timing of geological and/or technical reports; operating and exploration budgets and targets; continuity of a favourable gold market; contractual commitments; environmental and reclamation expenses; continuous availability of required manpower and continuous access to capital markets; as well as other statements with respect to management's beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts.

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In order to give such forward-looking information, SpinCo has made certain assumptions about the anticipated approval of the Arrangement by Premier Shareholders and the Court; the anticipated receipt of any required regulatory approvals and consents; the expectation that each of Equinox Gold, Premier and SpinCo will comply with the terms and conditions of the Arrangement Agreement; the expectation that no event, change or other circumstance will occur that could give rise to the termination of the Arrangement Agreement; that no unforeseen changes in the legislative and operating framework for SpinCo will occur; that the SpinCo Financing will be completed on terms within management's expectations, if at all; that the Permitted Purchase will be completed on the terms described herein, if at all; expectations regarding SpinCo's business; the economy and the mining industry in general; that contracted parties provide goods and services on agreed timeframes; plant and equipment work as anticipated; required regulatory approvals are received; no unusual geological or technical problems occur; no material adverse change in the price of gold or silver occurs; and no significant events occur outside of SpinCo's normal course of business. Although the assumptions were considered reasonable by management of SpinCo at the time the forward-looking information is given, there can be no assurance that such assumptions will prove to be accurate.

In addition, the following are material factors that could cause actual results to differ materially from a conclusion, guidance, forecast or projection contained in the forward-looking information in this Information Statement: risks inherent to the nature of mineral exploration, development and mining; exploration programs not resulting in profitable commercial mining operations; the uncertainty of Mineral Resources; Mineral Resources not having demonstrated economic viability; fluctuating commodity prices; the failure to develop the South Arturo Mine and the McCoy-Cove Project; the failure of the SpinCo Financing to be completed on terms acceptable to management or at all; failure to operate independently; failure to complete the Permitted Purchase; failure to achieve capital and operational cost estimates; forecasts of future production may be less than estimated; dependence on key personnel, including key employees, directors, and senior management; dependence on third parties; issues arising from the Premier/Barrick JV; financial statements may not reflect SpinCo's financial position, results of operations, or cash flows in the future; failure or breach of SpinCo's network systems; there being no assurance of title to mineral projects; SpinCo's activities being subject to extensive governmental regulation; risk of future health epidemics and outbreaks of communicable diseases; interference in the maintenance or provision of infrastructure; tax matters; information technology; labour difficulties; risks associated with obtaining or complying with all required permits and licenses; environmental regulations and potential liabilities; reclamation requirements; risk of hazards arising that are not covered by insurance; competition from other mining businesses; SpinCo may fail to select appropriate acquisition targets; conflicts of interest; non-compliance with ESTMA; failure to effectively develop or maintain relationships with local communities and stakeholders; disputes with third parties; future damage to SpinCo's image and reputation; weather and climate change risks; ability to access resources and materials; land payments relating to mineral properties and projects; risks associated with having significant shareholders; SpinCo's ability to produce accurate and timely financial statements; SpinCo's ability to list the SpinCo Shares on the TSX or any other stock exchange, and whether an active trading market will develop; the price and volume fluctuations of the SpinCo Shares; dilution and future sales of SpinCo Shares; decline in price of SpinCo Shares; potential tax consequences for shareholders; SpinCo's lack of history of earnings; and the accuracy of forward-looking statements and forecast financial information. Although SpinCo has attempted to identify material factors that could cause actual results to differ materially from a conclusion, guidance, forecast or projection contained in the forward-looking information, there may be other factors that could cause results to differ from what is anticipated, estimated or intended. Those factors are described or referred to below under the heading "Risk Factors" and elsewhere herein. Additional risks and uncertainties not presently known to SpinCo or that SpinCo currently deems immaterial may also impair SpinCo's business operations.

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All forward-looking information contained in this Information Statement is given as of January 25, 2021, and is based upon the opinions and estimates of management and information available to management as at the date hereof. SpinCo undertakes no obligation to update or revise the forward-looking information contained in this Information Statement, whether as a result of new information, future events or otherwise, except as required by applicable laws.

CORPORATE STRUCTURE

Name, Address and Incorporation

SpinCo was formed on November 10, 2020 under the laws of the Province of British Columbia with its registered and head office at Suite 2500 Park Place, 666 Burrard Street, Vancouver, BC V6B 2X8.

Intercorporate Relationships

Upon the completion of the Arrangement, SpinCo's material subsidiary will be Premier USA. Premier USA has two material wholly-owned subsidiaries: Au-Reka Gold Corporation, a Delaware corporation ("Au-Reka") and Goldcorp Dee LLC, a Nevada limited liability corporation ("Dee LLC"). If the Permitted Purchase is completed, Osgood LLC is also expected to become a wholly-owned subsidiary of SpinCo. Set out below is the expected corporate structure of SpinCo after the Effective Time and assuming the completion of the Permitted Purchase shortly thereafter.

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Set out below is the expected corporate structure of SpinCo after the Effective Time, assuming the Permitted Purchase is not completed for any reason.

GENERAL DEVELOPMENT OF THE BUSINESS

General

SpinCo is expected to be a growth-oriented, U.S.-based, mining company involved in the exploration, development and production of gold and silver mineral deposits in the United States, primarily the State of Nevada. SpinCo plans to continue to build on this base through existing operating mine expansions, development of new mines, advancement of its exploration properties and by targeting other gold consolidation opportunities. SpinCo's principal product is expected to be gold, with gold production contributing to the majority of Premier's revenues through its ownership interest in the South Arturo Mine.

Assuming the Arrangement becomes effective, following the Effective Time, SpinCo's principal mining projects will include (i) a 40% interest in the South Arturo Mine, (ii) a 100% interest in the McCoy-Cove Project, and (iii) a 100% interest in the Getchell Project (assuming the completion of the Permitted Purchase after the Arrangement is completed).

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The South Arturo Mine is expected to be SpinCo's principal asset following completion of the Arrangement. Premier USA's interest in the South Arturo Mine is held through a joint venture agreement between Barrick and Dee LLC, dated January 3, 2005, as amended February 24, 2017 (the "Premier/Barrick JV"). In April 2019, Barrick contributed its interest in the Premier/Barrick JV to Nevada Gold, a joint venture between Barrick and Newmont operated by Barrick. Following the completion of the Arrangement, SpinCo will continue to hold an indirect 40% interest in the Premier/Barrick JV and Barrick will continue to be the operator of the South Arturo Mine.

The following table provides a summary of gold and silver production results from the South Arturo Mine for each of the three years ended December 31, 2019:

South Arturo Mine, Nevada(1)	Full Year Gold Production (ounces)	Full Year Silver Production (ounces)
2019	7,526	1,523
2018	20,980	12,649
2017	57,124	19,918

Notes:

(1)	Figures provided are based on SpinCo's 40% interest in the South Arturo Mine.

For additional details on the South Arturo Mine, please refer to Exhibit "A" to this Information Statement.

The McCoy-Cove Project is an advanced-stage development project located along the Battle Mountain-Eureka trend, Nevada, U.S.A. that is 100% indirectly owed by Premier USA (and will be indirectly owned by SpinCo through its ownership interest in Premier USA). Au-Reka acquired the McCoy-Cove Project from Newmont pursuant to the terms of a definitive purchase agreement dated July 31, 2014, which included the acquisition of 1,096 unpatented claims and nine patented fee claims. For additional details on the McCoy-Cove Project, please refer to Exhibit "B" to this Information Statement.

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The Getchell Project is an advanced-stage exploration and development project located at the intersection of the Getchell gold belt and the Battle Mountain-Eureka trend immediately south of Nevada Gold's Turquoise Ridge operation. Underground test mining (the Pinson Mine) was conducted in the early 2010s and the mine has been in care and maintenance since 2015. On August 10, 2020, Premier and Premier USA entered into a membership purchase agreement with Waterton, as amended December 15, 2020 to add SpinCo as a party (collectively, the "Getchell Acquisition Agreement") pursuant to which Premier USA has agreed to acquire from Waterton all of the outstanding membership interests of Osgood LLC, the 100% owner of the Getchell Project. For additional details on the Permitted Purchase, see "General Development of Business - The Arrangement and Related Matters - Permitted Purchase" in this Information Statement and for additional details on the Getchell Project please refer to Exhibit "C" to this Information Statement.

In November 2018, Premier USA entered into an option agreement (the "Rodeo Creek Option Agreement") with Ely Gold Royalties Inc. ("Ely Gold") to acquire a 100% interest in the exploration-stage Rodeo Creek property located in the Carlin Trend of Nevada (the "Rodeo Creek Property"). The Rodeo Creek Property is a 510 acre land package consisting of 31 unpatented claims and adjoins the South Arturo Mine in the heart of the Carlin Trend. Pursuant to the terms of the Rodeo Creek Option Agreement, Premier USA has the option to acquire a 100% interest in the Rodeo Creek Property by making payments to Ely Gold in the amount of US$500,000 over a five year period. Ely Gold will retain a 2% NSR.

In addition, Premier USA, through Au-Reka, has entered into an agreement with Orogen Royalties Inc. ("Orogen") to earn up to a 100% interest in Orogen's Baby Doe gold property in Esmeralda County, Nevada ("Baby Doe"). Au-Reka can earn up to a 100% interest in Baby Doe by making cash payments of US$1.0 million and spending US$10 million in exploration expenditures over an eight-year period. Once Au-Reka has obtained a 100% interest, Orogen will retain a 3% NSR on the Baby Doe claims and a 1% NSR on the Mustang claims.

A complete description of the business of SpinCo is provided in this Information Statement. Financial information concerning SpinCo, Premier USA and Osgood LLC is set out in Appendices "T", "U" and "V" to the Premier Circular, respectively, and pro forma financial information concerning SpinCo is set out in Appendices "W" and "X" to the Premier Circular.

The Arrangement and Related Matters

Pursuant to the Arrangement, the SpinCo Distribution Shares will be distributed to Premier Shareholders (other than Dissenting Shareholders) pursuant to the Plan of Arrangement, such that immediately following the completion of the Arrangement (and before giving effect to the SpinCo Financing and the Permitted Purchase) SpinCo will be owned 70% by the current Premier Shareholders and 30% by Premier (which at that point will be a wholly-owned subsidiary of Equinox Gold). See "Part 7 - The Arrangement - General" and "Part 7 - The Arrangement - Dissent Rights" in the Premier Circular and the Plan of Arrangement attached as Appendix "G" to the Premier Circular.

In connection with the Arrangement and to ensure that SpinCo is well-capitalized following the completion of the Arrangement, SpinCo anticipates completing the SpinCo Financing. See "Part 11 - SpinCo Financing and Getchell Warrant" in the Premier Circular. Additional SpinCo Shares are also expected to be issued in connection with the Permitted Purchase, shortly following the Arrangement.

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Premier USA Contribution

In connection with the Arrangement, Premier and SpinCo will enter into a contribution agreement (the "SpinCo Contribution Agreement") pursuant to which Premier will, on the Effective Date at the time specified in the Plan of Arrangement, assign all of Premier's ownership interest in Premier USA, including all of the issued and outstanding common stock of Premier USA, and any indebtedness owing by Premier USA to Premier (collectively, the "Premier USA Ownership Interests"), to SpinCo in consideration for the SpinCo Consideration Shares. Upon completion of the Arrangement, SpinCo will, through its ownership of Premier USA (including the direct and indirect subsidiaries of Premier USA), hold all of Premier's mining projects located in Nevada, U.S.A.

Equinox Loan Facility

In connection with the Arrangement, Equinox Gold intends to make available to SpinCo a bridge term loan for an aggregate amount of US$25 million (the "Loan Facility") for the purpose of enabling SpinCo to fund the cash portion of the purchase price of the Permitted Purchase, in the event that SpinCo is not otherwise able to satisfy the purchase price from funds raised under the SpinCo Financing. In order to secure the repayment of the Loan Facility, SpinCo, Premier USA and Premier will enter into springing lien security agreements in favour of Equinox Gold. The security interests created by such security agreements will attach upon the occurrence of an event of default under the Loan Facility. The maturity date of the Loan Facility is the closing date of the Arrangement. In the event a Termination Fee Event (as such term is defined in the Arrangement Agreement) occurs (the "Loan Facility Termination Date"), a termination fee and the outstanding balance of the Loan Facility will become immediately due and payable to Equinox Gold by SpinCo.

The Loan Facility will not bear interest unless any amount payable on the maturity date or the Loan Facility Termination Date is not paid when due or unless the Loan Facility is accelerated upon the occurrence and continuation of any other event of default under the Loan Facility, and in such cases, the interest rate will be 10% per annum compounded monthly.

The parties are in discussions to consider extending the maturity date beyond the Effective Date of the Arrangement in certain circumstances and finalize terms of the Loan Facility as described above.

SpinCo Transition Services Agreement

In connection with the Arrangement, it is anticipated that, for a certain period of time to be determined, SpinCo will have access to, and the use of, certain systems, books and records, personnel, information technology, shared services contracts and other resources of pursuant to a transition services agreement between Equinox Gold and SpinCo (the "SpinCo Transition Services Agreement"). Pursuant to the SpinCo Transition Services Agreement, Equinox Gold employees may provide a variety of management services to SpinCo, including, but not limited to services such as: administration, accounting, corporate secretarial and support staff services. Under the SpinCo Transition Services Agreement SpinCo will pay to Equinox Gold the direct costs borne by Equinox Gold in providing the services plus an additional amount of five percent (5%) of such costs.

The SpinCo Transition Services Agreement will be in substantially the form scheduled to the Arrangement Agreement, a copy of which is appended to the Premier Circular as Appendix "F".

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SpinCo Support Agreement

In connection with the Arrangement, SpinCo and Equinox Gold will enter into a support agreement (the "SpinCo Support Agreement"), pursuant to which SpinCo will grant various rights to Equinox Gold, including, but not limited to: the right to nominate an individual to the SpinCo Board, so long as Equinox Gold continues to hold at least 20% of the issued and outstanding SpinCo Shares; the right to appoint its nominee to the SpinCo Board to committees of the SpinCo Board, including the SpinCo Audit Committee and the SpinCo Compensation Committee; and certain equity-related rights, including a participation right to maintain its pro rata equity position in SpinCo, certain other anti-dilution protections, and mandatory registration rights. With respect to Equinox Gold's right to nominate an individual to the SpinCo Board, SpinCo will agree to cause the management of SpinCo to vote the SpinCo Shares in respect of which management is granted a discretionary proxy, in favour of the election of such Equinox Gold nominee to the SpinCo Board at every such meeting.

Equinox Gold has also agreed to certain "standstill" provisions customary for an agreement of this nature, including, without limitation, to not, without the written authorization of SpinCo, vote or cause to be voted any SpinCo Shares beneficially held by Equinox Gold against the recommendation of management and the recommendation of the SpinCo Board in respect of any vote on any item of business at any meeting of the SpinCo Shareholders unless such management or board recommendation is contrary to the election of Equinox Gold's nominee to the SpinCo Board.

The SpinCo Support Agreement will be in substantially the form scheduled to the Arrangement Agreement, a copy of which is appended to the Premier Circular as Appendix "F".

Orion Offtake Arrangements

As of the date hereof, Premier USA, Premier, certain other subsidiaries of Premier, and Orion are parties to the Orion Offtake Agreement, pursuant to which Orion has the right to purchase a certain number of ounces of refined gold annually from production derived from each of Premier's projects.

In connection with the Arrangement, the parties to the Orion Offtake Agreement, other than Premier USA and its subsidiaries, have agreed to enter into a new offtake agreement to replace the Orion Offtake Agreement which will have substantially the same terms and conditions as the Orion Offtake Agreement, except that (i) it will remove the U.S. assets from the definition of "Eligible Project" in the Orion Offtake Agreement and otherwise remove such U.S. assets from the Orion Offtake Agreement; and (ii) the annual gold quantity that Orion is permitted to purchase will be (A) up to an aggregate of 55,250 ounces of refined gold in respect of the 2021 calendar year, and (B) up to an aggregate of 58,500 ounces of refined gold in respect of any calendar year after 2021.

In addition to the above, Premier USA, SpinCo and their subsidiaries will enter into a new offtake agreement with Orion (or one of its affiliates). The terms and conditions of this new offtake agreement will be substantially the same as the terms and conditions of the Orion Offtake Agreement, except that (i) the definition of "Eligible Project" will be limited to any project in which Premier USA, SpinCo or any of their subsidiaries, directly, or indirectly, hold an interest as of the date of the new offtake agreement (including the Getchell Project); and (ii) the annual gold quantity that Orion is permitted to purchase will be (A) up to an aggregate of 29,750 ounces of refined gold in respect of the 2021 calendar year, and (B) up to an aggregate of 31,500 ounces of refined gold in respect of any calendar year after 2021.

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Nomad and Investec Arrangements

As of the date hereof, in addition to the Orion Offtake Agreement, Premier USA is a party, together with Premier and certain other subsidiaries of Premier, to the following agreements: (i) the Investec Credit Agreement; (ii) the Nomad Stream Agreement; (iii) and the Nomad Gold Prepay Agreement.

The Investec Credit Agreement provides for a US$50 million secured revolving term credit facility that matures in four years. Amounts borrowed under the Investec Credit Agreement bear interest at a variable rate per annum equal to LIBOR plus an applicable rate as determined by Premier's debt to adjusted EBITDA ratio for the immediately preceding fiscal quarter ranging from 3.00% to 4.30%. The Investec Credit Agreement is secured by the assets relating to the Premier's interest in the South Arturo Mine and the Mercedes Mine. There is currently US$17.5 million outstanding under the Investec Credit Agreement.

Pursuant to the terms of the Nomad Gold Prepay Agreement, Premier agreed to deliver at least 2,450 ounces of refined gold to Nomad in each quarter of a calendar year until June 30, 2020, and 1,000 ounces of refined gold thereafter (subject to upward and downward adjustments in certain circumstances), until an aggregate of 16,900 ounces of refined gold have been delivered to Nomad. Premier's obligations under the Nomad Gold Prepay Agreement are secured by the assets relating to Premier's interest in the South Arturo Mine and Mercedes Mine.

Pursuant to the terms of the Nomad Stream Agreement, Premier is required to deliver to Nomad 100% of the silver production from the Mercedes Mine and 100% of the silver production from the South Arturo Mine attributable to Premier until the delivery of 3.75 million ounces of silver, after which the delivery will be reduced to 30% of the silver production from the Mercedes Mine and the South Arturo Mine. Premier is required to deliver at least 300,000 ounces of refined silver in each calendar year to Nomad until 2.1 million ounces of refined silver in the aggregate have been delivered to Nomad. Nomad will continue to pay an ongoing cash purchase price equal to 20% of the prevailing silver price. As security for the payment of its obligations under the Nomad Stream Agreement, Premier granted a continuing security interest over the assets relating to the South Arturo Mine and all of the present and future acquired property of the South Arturo Mine.

In connection with the Arrangement, Equinox Gold, Premier and SpinCo are negotiating certain amendments to the above noted agreements with Investec and Nomad to give effect to the separation of SpinCo's business and commercial arrangements from those of Premier.

Permitted Purchase

Under the Arrangement Agreement, SpinCo may complete the Permitted Purchase, which includes, (i) the Getchell Acquisition, (ii) the Christison Acquisition, and (iii) the Murphy Acquisition.

Getchell Acquisition

On August 10, 2020, Premier announced that, together with Premier USA, it had entered into the Getchell Acquisition Agreement pursuant to which SpinCo agreed to acquire from Waterton all of the outstanding membership interests of Osgood LLC, the 100% owner of the Getchell Project. The Getchell Acquisition Agreement was amended on December 15, 2020, to, in addition to other things, include SpinCo as a party. The description of the Getchell Acquisition Agreement set out below is a summary only and is qualified in its entirety by reference to the full text of the Getchell Acquisition Agreement, which can be found under Premier's issuer profile on SEDAR at www.sedar.com.

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Purchase Price

Pursuant to the Getchell Acquisition Agreement, Premier USA will acquire all of the outstanding membership interests of Osgood LLC from Waterton in consideration for: (i) US$23 million in cash on the closing date of the Getchell Acquisition, (ii) that number of SpinCo Shares that is equal to US$27 million divided by the Offering Price (calculated using the U.S. dollar equivalent based on the Bank of Canada daily exchange rate for the conversion of Canadian dollars to U.S. dollars on the Business Day immediately preceding the closing date of the Getchell Acquisition), (iii) warrants to purchase that number of SpinCo Shares equal to US$25 million divided by the Offering Price (calculated using the U.S. dollar equivalent based on the Bank of Canada daily exchange rate for the conversion of Canadian dollars to U.S. dollars on the Business Day immediately preceding the closing date of the Getchell Acquisition), with such warrants to have a three-year expiry date from the date of issuance and an exercise price equal to the Offering Price multiplied by 1.4 (the "Getchell Warrant"), and (iv) contingent value rights pursuant to which Waterton will be entitled to receive an additional US$5 million upon the public announcement of a positive production decision related to the Getchell Project (underground or open pit), and another US$5 million upon production of the first ounce of gold (excluding ordinary testing and bulk sampling programs) following a 60 consecutive day period where gold prices have exceeded US$2,000 per ounce. Premier USA has deposited US$2.25 million with Waterton which will be applied to the purchase price under the Getchell Acquisition Agreement or used to satisfy the termination fee under the agreement if a fee is triggered. See "Part 11 - SpinCo Financing and Getchell Warrant" in the Premier Circular.

The SpinCo Shares and SpinCo Warrants to be issued to Waterton on closing of the Permitted Purchase, as well as the SpinCo Shares underlying the SpinCo Warrants, will be subject to a statutory four-month hold period under applicable securities laws. In the event that the Arrangement is not completed for whatever reason, the foregoing consideration package will be modified in accordance with the terms of the Getchell Acquisition Agreement so that the common shares and warrants that form part of the consideration will be issued by Premier, as opposed to SpinCo.

The completion of the Getchell Acquisition is not contingent on the completion of the SpinCo Financing. If SpinCo does not complete the SpinCo Financing, it expects to fund the cash purchase price of the Getchell Acquisition from cash on hand and from the funds made available to it by Equinox Gold under the Loan Facility. See "The Arrangement and Related Matters - Equinox Loan Facility" and "Financing, Available Funds and Principal Purposes" in this Information Statement.

Termination and Termination Fee

The Getchell Acquisition Agreement may be terminated in the following circumstances:

(a)	by mutual written consent of Waterton and SpinCo;
(b)	by SpinCo, if (i) any of the conditions precedent in favour of SpinCo (other than the condition precedent regarding the completion of the Arrangement) have not been satisfied or waived by April 15, 2021 (the "Getchell Outside Date") or if it becomes apparent to SpinCo, acting reasonably, that any such condition cannot be satisfied by the Getchell Outside Date and SpinCo does not waive such condition, except that SpinCo's right to terminate in respect of the foregoing shall not be available if the failure of such condition to be satisfied or waived was caused by, or contributed by, SpinCo's failure to fulfill any of its obligations or breach of any of its representations and warranties in the Getchell Acquisition Agreement, and (ii) there has occurred a Company Material Adverse Effect (as such term is defined in the Getchell Acquisition Agreement) on or after the date of the Getchell Acquisition Agreement that is incapable of being cured on or prior to the Getchell Outside Date;

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(c)	by Waterton, if (i) any of the conditions precedent in favour of Waterton (other than the condition precedent regarding the completion of the Arrangement) has not been satisfied or waived by the Getchell Outside Date or if it becomes apparent to Waterton, acting reasonably, that any such condition cannot be satisfied by the Getchell Outside Date and Waterton does not waive such condition, except that Waterton's right to terminate in respect of the foregoing shall not be available if the failure of such condition to be satisfied or waived was caused by, or contributed by, Waterton's failure to fulfill any of its obligations or breach of any of its representations and warranties in the Getchell Acquisition Agreement, and (ii) there has occurred a Premier Material Adverse Effect (as such term is defined in the Getchell Acquisition Agreement) on or after the date of the Getchell Acquisition Agreement that is incapable of being cured on or prior to the Getchell Outside Date; and
(d)	by either SpinCo or Waterton if Barrick exercises its right of first refusal in favour of Pinson Mining Company pursuant to the asset purchase and sale agreement dated August 10, 2011, among Atna Resources Ltd., Atna Resources Inc. and Pinson Mining Company (the "Barrick ROFR").

If the Getchell Acquisition Agreement is terminated for any reason other than: (i) by Waterton or SpinCo if Barrick exercises the Barrick ROFR; or (ii) by SpinCo, for Waterton's failure to meet any conditions of closing in favour of SpinCo not waived by SpinCo (unless the failure of such condition to be satisfied was due to SpinCo or Premier's failure to fulfill any of its obligations or breach of any of its representations and warranties), then Premier or SpinCo shall pay to Waterton a termination fee of US$2.25 million. If the Getchell Acquisition Agreement is terminated by Waterton or SpinCo if Barrick exercises the Barrick ROFR, Waterton shall pay to Premier or SpinCo a reverse termination fee of US$1 million.

Completion of the Permitted Purchase is subject to a number of conditions customary for a transaction of this nature, including the approval of the TSX. Additionally, unless and until Premier determines not to proceed with the Arrangement, completion of the Permitted Purchase is subject to completion of the Arrangement. There can be no guarantee that the Permitted Purchase will close on the terms described herein or at all. See "Risk Factors" in this Information Statement.

Christison and Murphy Acquisitions

In connection with the acquisition and potential acquisition (as applicable) of properties adjacent to the Getchell Project, Premier has (i) executed a term sheet, and is negotiating a definitive agreement, with Michael Murphy (the "Murphy Acquisition"), and (ii) has entered into a definitive agreement with members of the Christison family (the "Christison Acquisition").

Under the Murphy Acquisition, the total purchase price is US$2,500,000, of which US$1,700,000 is to be paid in cash and the remaining US$800,000 is to be satisfied with SpinCo Shares. As of the date hereof, there is no definitive agreement with respect to the Murphy Acquisition.

Under the Christison Acquisition, the total purchase price is US$15,000,000, of which US$10,000,000 is to be paid in cash and the remaining amount is to be satisfied with SpinCo Shares. Premier USA acquired a portion of the lands and claims comprising the Christison Acquisition in 2020 through the payment of US$7,500,000 in cash, and will acquire the remaining lands and claims comprising the Christison Acquisition following the completion of the Arrangement with the payment by SpinCo of the remaining US$2,500,000 in cash and issuance of SpinCo Shares valued at US$5,000,000.

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The completion of the Christison Acquisition and Murphy Acquisition are not contingent on the completion of the SpinCo Financing. If SpinCo does not complete the SpinCo Financing, it expects to fund the cash purchase price of the Christison Acquisition and Murphy Acquisition (in the latter case, assuming a definitive agreement is entered into) from cash on hand and from the funds made available to it by Equinox Gold under the Loan Facility. See "The Arrangement and Related Matters - Equinox Loan Facility" and "Financing, Available Funds and Principal Purposes" in this Information Statement.

SpinCo Financing

In connection with the Arrangement, SpinCo intends to complete the SpinCo Financing. See "Financing, Available Funds and Principal Purposes - SpinCo Financing" in this Information Statement and "Part 11 - SpinCo Financing and Getchell Warrant" in the Premier Circular.

SpinCo Capitalization

Following completion of the Arrangement (and giving effect to the SpinCo Financing and Permitted Purchase), SpinCo is anticipated to have approximately 175,810,131 SpinCo Shares, 14,453,500 Replacement SpinCo Options (with each such Replacement SpinCo Option exercisable to acquire 0.4 of a SpinCo Share) and 12,775,102 SpinCo Warrants issued and outstanding, assuming (i) that no additional Premier Shares are issued between the date hereof and the Effective Time, (ii) the completion of the SpinCo Financing at a price of C$2.50 per SpinCo Share for gross proceeds of US$75 million, (iii) the completion of the Permitted Purchase shortly after the Effective Time and the issuance of US$27 million of SpinCo Shares (at a price per share equal to the Offering Price) to Waterton in connection therewith, (iv) the issuance of US$5 million of SpinCo Shares (at a price per share equal to the Offering Price) in connection with Christison Acquisition, and (v) that no Premier Shareholders exercise Dissent Rights.

Pursuant to the Plan of Arrangement (i) each holder of a Premier Share will receive, as part of the Arrangement Per Share Consideration, 0.4 of a SpinCo Share for each Premier Share held at the Effective Time, (ii) each holder of Premier Option outstanding immediately prior to the Effective Time will receive, in exchange for the SpinCo Portion of each such Premier Option, a Replacement SpinCo Option entitling the holder to purchaser 0.4 of a SpinCo Share, and (iii) each Premier Warrant outstanding immediately prior to the Effective Time of the Arrangement will be adjusted in accordance with its terms such that the holder of such Premier Warrant will be entitled to receive, upon the exercise of such Premier Warrant and payment to Equinox Gold of the original exercise price set forth in such Premier Warrant, 0.1967 of an Equinox Gold Share and 0.4 of a SpinCo Share.

SpinCo currently anticipates completing the SpinCo Financing, pursuant to which subscribers will receive subscription receipts of SpinCo ("SpinCo Subscription Receipts") each of which will, upon satisfaction of certain conditions including the completion of the Arrangement, automatically be converted into a SpinCo Share. In addition, in connection with the Getchell Acquisition shortly following the completion of the Arrangement, SpinCo expects to issue (i) that number of SpinCo Shares that is equal to US$27 million divided by the Offering Price (calculated using the U.S. dollar equivalent based on the Bank of Canada daily exchange rate for the conversion of Canadian dollars to U.S. dollars on the Business Day immediately preceding the closing date of the Getchell Acquisition), and (ii) warrants to purchase that number of SpinCo Shares equal to US$25 million divided by the Offering Price (calculated using the U.S. dollar equivalent based on the Bank of Canada daily exchange rate for the conversion of Canadian dollars to U.S. dollars on the Business Day immediately preceding the closing date of the Getchell Acquisition).

The price per SpinCo Share to be issued to Waterton under the Permitted Purchase will be determined with reference to the Offering Price under the SpinCo Financing. See "Financing, Available Funds and Principal Purposes - SpinCo Financing" and "General Development of the Business - The Arrangement and Related Matters - Permitted Purchase" in this Information Statement, respectively.

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In connection with the Arrangement, Premier Shareholders will also be asked to consider, and if deemed appropriate, pass, a resolution approving the SpinCo Omnibus Share Incentive Plan Resolution, the full text of which is set out in Appendix "D" to the Premier Circular. See "Description of Capital Structure - Summary of SpinCo Omnibus Share Incentive Plan" in this Information Statement for additional information.

TSX Listing and Securities Law Matters

SpinCo is not currently a reporting issuer and the SpinCo Shares are not listed on any stock exchange. There is currently no market for SpinCo Shares and there can be no assurance that a market will develop. See "Risk Factors" in this Information Statement.

If the Arrangement is completed, SpinCo expects that it will become a reporting issuer at the Effective Time in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.

An application has been made for the listing of the SpinCo Shares (including the SpinCo Shares to be issued on exercise of the Replacement SpinCo Options and Premier Warrants) on the TSX. SpinCo has also made an application to the TSX for the listing of the SpinCo Shares to be issued on conversion of the SpinCo Subscription Receipts to be issued in connection with the SpinCo Financing. Listing is subject to the approval of the TSX in accordance with its original listing requirements. The TSX has not conditionally approved SpinCo's listing application, and there can be no assurance that the TSX will approve the listing application. See "Risk Factors" in this Information Statement. As of the date hereof, SpinCo has not made an application for the listing of the SpinCo Shares to be issued in connection with the Permitted Purchase (nor the SpinCo Shares underlying the SpinCo Warrants to be issued in connection with the Permitted Purchase).

If listing approval is ultimately obtained, trading of the SpinCo Shares on the TSX is expected to commence shortly following the Effective Date. The listing of the SpinCo Shares on the TSX is not a condition to the completion of the Arrangement; however, the Parties have agreed that the Effective Date of the Arrangement shall not occur prior to April 22, 2021 unless the TSX has conditionally approved the listing of the SpinCo Shares prior to that date.

Upon becoming a reporting issuer, SpinCo will become subject to the informational reporting requirements under applicable securities laws.

The SpinCo Shares to be issued pursuant to the Arrangement, the SpinCo Financing and the Permitted Purchase may be subject to certain trading restrictions under securities laws. See "Part 12 - Certain Securities Laws Matters - Canadian Securities Laws" and "Part 12 - Certain Securities Laws Matters - U.S. Securities Laws" in the Premier Circular for additional information on the applicable securities law considerations relevant to the Arrangement.

Bankruptcy and Similar Procedures

There have been no bankruptcy, receivership or similar proceedings against SpinCo, or any voluntary receivership, bankruptcy or similar proceeding by SpinCo, within the three most recently completed financial years or completed during, or proposed for, the current financial year.

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Material Restructuring Transactions

Other than the Arrangement, there have been no material restructuring transactions of SpinCo within the three most recently completed financial years or completed during or proposed for the current financial year. See "Part 7 - The Arrangement" of the Premier Circular.

DESCRIPTION OF SPINCO'S BUSINESS

Overview

SpinCo is currently a wholly-owned subsidiary of Premier existing under the laws of the Province of British Columbia. Upon completion of the Arrangement, the principal business of SpinCo will be the operation, exploration and development of mineral properties in the United States. The principal assets of SpinCo will be the South Arturo Mine, the McCoy-Cove Project, and if the Permitted Purchase is completed, the Getchell Project.

Business Strategy

SpinCo's business strategy is focused on creating value for stakeholders through its ownership and advancement of its mineral properties. SpinCo's goals include expanding Mineral Resources and Mineral Reserves, completing additional technical and economic studies on its projects and advancing the development of the South Arturo Mine, the McCoy-Cove Project and, if the Permitted Purchase is completed, the Getchell Project, as discussed in further detail below. SpinCo will continue to advance its project pipeline through continued exploration, and through the acquisition of additional projects of merit. See "Financing, Available Funds and Principal Purposes - Business Objectives and Milestones" in this Information Statement.

Principal Markets

SpinCo will engage in the exploration, development and production of gold and silver deposits in the United States and primarily in the State of Nevada. SpinCo's principal objective is to become a sustainable gold producer, with a secondary focus on silver. There is a global gold market into which SpinCo can sell its gold and, as a result, SpinCo is not dependent on a particular purchaser with regard to the sale of any gold that it produces.

Specialized Skill and Knowledge

All aspects of SpinCo's business require specialized skills and knowledge. Such skills and knowledge include the areas of finance, geology, drilling, logistical planning and implementation of exploration programs, accounting and natural resources. SpinCo retains executive officers and consultants with experience in these areas in Canada, and the United States generally, as well as executive officers and consultants with relevant accounting experience. See "Directors and Officers" in this Information Statement for details as to the specific skills and knowledge of SpinCo's directors and management.

Business Cycle

SpinCo's business, at its current exploration, development and production phase, is not cyclical, and may be conducted year-round.

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Environmental Protection & Regulation

SpinCo's exploration, development and production activities are subject to, and any future development and production operations will be subject to, environmental laws and regulations in the jurisdictions in which its operations are carried out. See "Risk Factors" in this Information Statement.

Mining is an extractive industry that impacts the environment. SpinCo's goal is to constantly evaluate ways to minimize that impact. Premier (and with respect to the South Arturo Mine, the Premier/Barrick JV) has strived to meet or exceed environmental standards at the South Arturo Mine and the McCoy-Cove Project, and SpinCo expects to continue this approach through effective engagement with affected stakeholders, including local communities, government and regulatory agencies.

Premier USA is currently active only in the State of Nevada, which has established environmental standards and regulations that SpinCo will strive to exceed. SpinCo's environmental performance will be overseen at the SpinCo Board level and environmental performance is the responsibility of SpinCo. In addition, at the South Arturo Mine, the Premier/Barrick JV seeks to adopt the best environmental practices and programs to manage environmental matters and compliance with local and international legislation. In common with other natural resources and mineral processing companies, SpinCo's operations generate hazardous and non-hazardous waste, effluent and emissions into the atmosphere, water and soil in compliance with local and international regulations and standards. There are numerous environmental laws in the United States that apply to SpinCo's operations, exploration, development projects and land holdings. These laws address such matters as protection of the natural environment, air and water quality, emissions standards and disposal of waste.

SpinCo recognizes environmental management as a corporate priority and places a strong emphasis on preserving the environment for future generations, while also providing for safe, responsible and profitable operations by developing natural resources for the benefit of its employees, shareholders and communities. SpinCo (or where applicable, the Premier/Barrick JV) intends to maintain the standards of excellence for environmental performance Premier has set at its mining properties into the future and has adopted, or plans to adopt, various measures in order to do so.

Cognizant of its responsibility to the environment, SpinCo will strive to conform with all applicable environmental laws and regulations and to promote the respect of the environment in its activities. Employees are expected to maintain compliance with the letter and spirit of all laws governing the jurisdictions in which they perform their duties. Specifically, employees are expected to support SpinCo's efforts to develop, implement and maintain procedures and programs designed to protect and preserve the environment.

Employees

Assuming the completion of the Permitted Purchase, SpinCo expects to have approximately 10-15 employees across all operations.

On an ongoing basis, from and after the Effective Date, the SpinCo Board expects to evaluate the required expertise and skills to execute the strategy described herein, and will seek to attract and retain the individuals required to meet SpinCo's goals.

SpinCo believes its success is dependent on the performance of its management team and key individuals, many of whom have specialized skills in exploration in the United States and the precious metals industry. Substantially all of Premier USA's current site individuals have been active at the South Arturo Mine or the McCoy-Cove Project for several years and are knowledgeable as to the geology, metallurgy and infrastructure related to mining development.

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SpinCo believes it has adequate personnel with the specialized skills required to carry out its operations initially following the Effective Date and anticipates making ongoing efforts to match its workforce capabilities with its business strategy for its operations as it evolves. See "General Development of the Business - The Arrangement and Related Matters - SpinCo Transition Services Agreement" and "Risk Factors" in this Information Statement.

Economic Dependence

SpinCo's business is not dependent on any contract to sell the major part of its products or to purchase the major part of its requirements for goods, services or raw materials, or on any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which its business depends. It is not expected that SpinCo's business will be affected in the current financial year by the renegotiation, amendment or termination of contracts or subcontracts.

Competitive Conditions

The mineral exploration and mining business is competitive in all phases of exploration, development and production. SpinCo will compete with a number of other mining companies in the search for, and acquisition of, mineral properties, and to retain qualified personnel, suitable contractors for drilling operations, technical and engineering resources, and necessary exploration and mining equipment. Many competitor companies, including those active in the regions where the South Arturo Mine, the McCoy-Cove Project and the Getchell Project are located, have greater financial resources, operational expertise, and/or more advanced properties than SpinCo. See "Risk Factors" in this Information Statement.

The ability of SpinCo to acquire precious metal mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for precious metal development or mineral exploration. SpinCo will put in place experienced management personnel and will evaluate the required expertise and skills to carry out its operations. As a result of this competition, SpinCo may be unable to achieve its exploration and development in the future on terms it considers acceptable or at all. See "Risk Factors" in this Information Statement.

Foreign Operations

Premier USA's current mineral properties or mineral projects are located in the State of Nevada in the United States. See "Mineral Projects" in this Information Statement. Any changes in regulations or shifts in political attitudes in this jurisdiction, or any other jurisdiction in which SpinCo has projects from time to time, are beyond the control of SpinCo and may adversely affect its business. Future development and operations may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people, mine safety and receipt of necessary permits. The effect of these factors cannot be accurately predicted. See "Risk Factors" in this Information Statement.

Mineral projects

Following the Arrangement, and assuming the completion of the Permitted Purchase, the South Arturo Mine, the McCoy-Cove Project and the Getchell Project will be material properties of SpinCo for the purposes of NI 43-101. Please refer to Exhibit "A", Exhibit "B" and Exhibit "C" to this Information Statement for additional information on the South Arturo Mine, the McCoy-Cove Project and the Getchell Project, respectively.

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FINANCING, AVAILABLE FUNDS AND PRINCIPAL PURPOSES

SpinCo Financing

In order to ensure that SpinCo is well-capitalized following the completion of the Arrangement, SpinCo currently anticipates completing the SpinCo Financing for gross proceeds of up to US$75 million.

Under the SpinCo Financing, SpinCo proposes to issue SpinCo Subscription Receipts, each of which is exchangeable for one SpinCo Share upon the satisfaction of certain conditions.

The subscription price for the SpinCo Subscription Receipts will be no less than C$2.50 per SpinCo Subscription Receipt, and is not expected to be higher than C$3.00 per SpinCo Subscription Receipt (the final subscription price for each SpinCo Subscription Receipt being the "Offering Price"). Based on exchange rates prevailing immediately prior to the date of this Information Statement, and assuming gross proceeds of US$75 million under the SpinCo Financing (i) at a subscription price of C$2.50 per SpinCo Subscription Receipt, SpinCo expects to issue approximately 38,205,000 SpinCo Subscription Receipts under the SpinCo Financing, (ii) at a subscription price of C$2.75 per SpinCo Subscription Receipt, SpinCo expects to issue approximately 34,731,636 SpinCo Subscription Receipts under the SpinCo Financing, and (iii) at a subscription price of C$3.00 per SpinCo Subscription Receipt, SpinCo expects to issue approximately 31,837,333 SpinCo Subscription Receipts under the SpinCo Financing. SpinCo may issue the SpinCo Subscription Receipts at a price higher than C$3.00 depending on market demand and prevailing market conditions at the time. To ensure there are sufficient SpinCo Shares approved for issuance in the event the C$-US$ exchange rate changes, SpinCo is seeking approval to issue up to a maximum of 45,000,000 SpinCo Subscription Receipts, which maximum number has been calculated assuming gross proceeds of US$75 million, a C$2.50 subscription price, and using the highest rate of exchange between the United States dollar and the Canadian dollar in the previous 12 months from the date hereof, as reported by the Bank of Canada (US$1.00 = C$1.4496 or C$1.00 = US$0.6898). Based on the foregoing assumptions it is anticipated that the SpinCo Financing would result in the issuance of up to 19,750,000 SpinCo Subscription Receipts to insiders of Premier and the anticipated insiders of SpinCo (including, for greater certainty, Equinox Gold) for gross proceeds of up to US$34,100,000.

It is expected that the subscription proceeds from the SpinCo Financing will be deposited and held in escrow and released to SpinCo concurrently with the conversion of the SpinCo Subscription Receipts into SpinCo Shares following the completion of the Arrangement, all in accordance with the terms and conditions of a subscription receipt agreement to be entered into between SpinCo and a subscription receipt agent to be determined (the "Subscription Receipt Agreement"). The Subscription Receipt Agreement will contain customary terms and conditions for a financing of this nature, including the escrow release conditions that will need to be satisfied in order for the SpinCo Subscription Receipts to be converted into SpinCo Shares and the net proceeds of the SpinCo Financing to be released to SpinCo. These escrow release conditions are expected to include, among other things, the completion of the Arrangement and the receipt of conditional approval from the TSX for the listing of the SpinCo Shares, including the SpinCo Shares to be issued upon conversion of the SpinCo Subscription Receipts issued under the SpinCo Financing.

Assuming satisfaction of the escrow release conditions, proceeds from the SpinCo Financing are expected to be used by SpinCo for working capital and general corporate purposes and to pay for exploration and development expenses related to SpinCo's mining projects.

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See "Part 11 - SpinCo Financing and Getchell Warrant - Description" in the Premier Circular for additional details.

Available Funds

Following the Effective Date, the cash position of SpinCo is expected to be approximately US$15 million, and SpinCo intends to raise gross proceeds of up to US$75 million in connection with the SpinCo Financing.

Principal Purposes

SpinCo intends to use the available funds as described below. However, there may be circumstances where, for sound business reasons, a reallocation of funds may be necessary. The actual amount that SpinCo spends in connection with each of the intended uses of proceeds will depend on a number of factors, including those referred to under "Risk Factors" in this Information Statement. The following table sets out the intended use of available funds over the next 18-month period, assuming SpinCo completes the SpinCo Financing for gross proceeds of US$75 million and assuming the completion of the Permitted Purchase.

Item	Amount Allocated
Cash consideration payable under the Getchell Acquisition(1)	$20.75 million
Consideration payable under the Christison Acquisition(1)	$2.5 million
Exploration and development activities at the South Arturo Mine	$2.9 million
Exploration and development activities at the McCoy-Cove Project	$3.7 million
Exploration and development activities at the Getchell Project	$11.8 million
Getchell Project care and maintenance expenses	$1.0 million
General & administrative expenses	$12.8 million
Total	US$55.45 million

Notes:

(1)	The closing of the Getchell Acquisition and the Christison Acquisition are not contingent on the completion of the SpinCo Financing. If the SpinCo Financing is not completed, SpinCo expects that the cash consideration payable under the Getchell Acquisition and Christison Acquisition will be funded from cash on hand or from the funds made available to SpinCo by Equinox Gold under the Loan Facility.

The following table sets out the intended use of available funds, assuming SpinCo completes the SpinCo Financing for gross proceeds of US$75 million and the Permitted Purchase is not completed.

Item	Amount Allocated
Exploration and development activities at the South Arturo Mine	$2.9 million
Exploration and development activities at the McCoy-Cove Project	$3.7 million
General & administrative expenses	$12.8 million
Total	US$19.4 million

The available funds are principally intended to fund SpinCo's work programs aimed at advancing the South Arturo Mine, the McCoy-Cove Project, and if the Permitted Purchase is completed, the Getchell Project. The foregoing use of proceeds has been reviewed and approved by Stephen McGibbon, P. Geo., who is the Executive Vice-President, Corporate and Project Development of Premier and a "qualified person" as such term is defined in NI 43-101.

The above-noted principal purposes and allocation of funds represent SpinCo's intention with respect to its use of proceeds based on current knowledge, planning and assumptions by the prospective management of SpinCo (excluding potential contingencies and any deficiencies). The actual quantum of funds available and expenditures may differ from the estimates set forth above based on a number of factors described in this Information Statement and elsewhere in the Premier Circular, including the ultimate size of the SpinCo Financing. While SpinCo intends to allocate the anticipated available funds as stated above, there may be circumstances where, for sound business reasons, funds may be re-allocated at the discretion of the SpinCo Board or management. See "Cautionary Note Regarding Forward Looking Information" and "Risk Factors" in this Information Statement.

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Business Objectives and Milestones

As described above, upon completion of the Arrangement, it is expected that SpinCo will be a growth-oriented, U.S.-based, mining company involved in the exploration, development and production of gold and silver mineral deposits in the United States and primarily in the State of Nevada. SpinCo plans to continue to build on this base through existing operating mine expansions, development of new mines, advancement of its exploration properties and by targeting other gold consolidation opportunities.

With the funds available to it as described above, SpinCo intends to:

(a)	manage and advance its current portfolio of projects through exploration and additional studies and mine development;
(b)	consider accretive acquisitions of additional gold and silver assets at various stages of development and through the pursuit of similarly attractive precious metal development projects in the region and elsewhere; and
(c)	joint-venture or sell certain projects on an accretive and opportunistic basis to maximize value to the SpinCo Shareholders.

At the South Arturo Mine, the Premier/Barrick JV continues to expand reserves and resources at the El Niño underground mine. Additional work is also being undertaken in the area of the Phase 1 and Phase 3 open pits to increase understanding of the potential leach ore resource through additional definition drilling and additional metallurgical test work with the aim of improving the expected recovery from the future leaching process. This metallurgical testing will also serve to refine the leach pad size and design to ensure the pad meets all the future needs. Additionally, a trade-off study will be completed on Phase 3 to evaluate the merits of underground versus open pit mining for the deposit.

At the McCoy-Cove Project, SpinCo intends to advance a work program that is focused on portal construction and development of an underground drilling platform, additional metallurgical testing, advanced resource modelling and baseline data collection in support of a permitting and developing decision.

Assuming the completion of the Permitted Purchase, at the Getchell Project, SpinCo plans to advance the understanding of multiple deposits through continued exploration and technical studies. SpinCo intends to complete future testwork programs on samples that represent the deposit's spatial variability of weathering profile, lithology and gold grade, and that represent run-of-mine ore from progressive stages of the Getchell Project, as well as comminution testwork on both underground and open pit samples and autoclave pre-treatment testwork and roaster pre-treatment testwork on samples from the Pinson underground mine. SpinCo also plans to conduct additional column leach testwork on open pit samples at varying crush sizes to determine the optimum crush size.

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SUMMARY OF FINANCIAL INFORMATION

The following summary of financial information has been prepared for illustrative purposes only and may not be indicative of the operating results or financial condition that would have been achieved if the Arrangement had been completed on the date or for the periods noted above, nor do they purport to project the results of operations or financial position for any future period or as of any future date.

SpinCo Financial Statements

Included as Appendix "T" to the Premier Circular are the financial statements of SpinCo, consisting of audited financial statements of SpinCo, being a statement of financial position as of December 31, 2020 and statements of cash flows and changes in equity for the year ended December 31, 2019, including the notes thereto and the auditors' report thereon and the related MD&A.

Premier USA Financial Statements

Included as Appendix "U" to the Premier Circular are the financial statements of Premier USA, consisting of: (A) audited consolidated financial statements of Premier USA, being a consolidated statement of financial position as of December 31, 2019 and 2018 and the related consolidated statements of income / (loss) for the three years ended December 31, 2019, including the notes thereto and the auditors' report thereon and the related MD&A; and (B) unaudited consolidated interim financial statements of Premier USA for the nine month period ended September 30, 2020 and 2019, including the notes thereto and the related MD&A.

Osgood LLC Financial Statements

Included as Appendix "V" to the Premier Circular are the financial statements of Osgood LLC consisting of: (A) audited financial statements of Osgood LLC, being a consolidated statement of financial position as of December 31, 2019 and 2018 and the related consolidated statements of loss, cash flows and changes in members' equity for the three years ended December 31, 2019, including the notes thereto and the auditors' report thereon and the related MD&A; and (B) unaudited condensed interim financial statements of Osgood LLC for the nine month period ended September 30, 2019 and 2020, including the notes thereto and the related MD&A.

SpinCo Pro Forma Financial Statements

Included as Appendix "W" to the Premier Circular are the pro forma financial statements of SpinCo, consisting of: (A)(i) unaudited pro forma consolidated statements of income of SpinCo for the year ended December 31, 2019 and for the nine months ended September 30, 2020, (A)(ii) unaudited pro forma consolidated statements of financial position of SpinCo as of September 30, 2020, and in both (A)(i) and (A)(ii) assuming that the Getchell Acquisition is not completed, and included as Appendix "X" to the Premier Circular are the pro forma financial statements of SpinCo consisting of: (B)(i) unaudited pro forma consolidated statements of income of SpinCo for the year ended December 31, 2019 and for the nine months ended September 30, 2019, and (B)(ii) unaudited pro forma consolidated statements of financial position of SpinCo as of September 30, 2020, and in both (B)(i) and (B)(ii), assuming that the Getchell Acquisition is completed.

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DESCRIPTION OF CAPITAL STRUCTURE

SpinCo Shares

Each SpinCo Share entitles the holder thereof to one vote at all meetings of shareholders other than meetings at which only holders of another class or series of shares are entitled to vote. Each SpinCo Share entitles the holder thereof, subject to the prior rights of the holders of preference shares of SpinCo, if any, to receive any dividends declared by the directors of SpinCo and the remaining property and assets of SpinCo upon liquidation, dissolution or winding-up. The holders of SpinCo Shares are not entitled to vote separately as a class or series on, or to dissent with respect of, any proposal to amend the articles of SpinCo to (a) increase or decrease the maximum number of authorized SpinCo Shares or to increase the maximum number of authorized shares of a class or series ranking in priority to or on a parity with the SpinCo Shares, (b) effect an exchange, reclassification or cancellation of all or part of the SpinCo Shares, or (c) create a class or series of shares ranking in priority to or on parity with the SpinCo Shares.

Description of Convertible Securities

As of the date of this Information Statement, SpinCo does not have any equity compensation plans in place.

In connection with the Arrangement, Premier Shareholders will be asked at the Premier Meeting to approve the SpinCo Omnibus Share Incentive Plan, on the basis that the current Premier Shareholders will collectively hold 70% of the SpinCo Shares upon completion of the Arrangement (prior to giving effect to the SpinCo Financing and Permitted Purchase). The purpose of the SpinCo Omnibus Share Incentive Plan is to attract, retain and motivate service providers of SpinCo and other eligible participants in the SpinCo Omnibus Share Incentive Plan and align the interests of such persons with those of SpinCo Shareholders through the incentive inherent in share ownership and by providing them an opportunity to participate in SpinCo's future performance through awards of options and other equity-based compensation. SpinCo believes the SpinCo Omnibus Share Incentive Plan will increase its ability to attract skilled individuals by providing them with the opportunity to benefit from the anticipated growth of SpinCo. The SpinCo Board has the authority to determine the directors, officers, employees and consultants to whom awards under the SpinCo Omnibus Share Incentive Plan will be granted and the terms and conditions of such awards, subject to the terms and conditions set forth in the SpinCo Omnibus Share Incentive Plan.

Approval of the SpinCo Omnibus Share Incentive Plan by the Premier Shareholders is required by the TSX in the event that the SpinCo Shares are listed on the TSX. Accordingly, Premier Shareholders will be asked to approve the SpinCo Omnibus Share Incentive Plan at the Premier Meeting by way of an ordinary resolution. The full text of the SpinCo Omnibus Share Incentive Plan Resolution is set out in Appendix "D" to the Premier Circular, while the full text of the SpinCo Omnibus Share Incentive Plan is set out in Appendix "R" to the Premier Circular.

Provided the SpinCo Omnibus Share Incentive Plan Resolution is approved at the Premier Meeting and the Arrangement is completed, the SpinCo Omnibus Share Incentive Plan will become effective on the Effective Date at the time specified in the Plan of Arrangement. Completion of the Arrangement or approval of the Arrangement Resolution is not conditional upon the approval of the SpinCo Omnibus Share Incentive Plan Resolution.

Provided the SpinCo Omnibus Share Incentive Plan Resolution is approved at the Premier Meeting and the Arrangement is completed, each holder of a Premier Option outstanding immediately prior to the Effective Time will, pursuant to the Plan of Arrangement, be entitled to receive a Replacement SpinCo Option in consideration for the SpinCo Portion of each such Premier Option. See "Part 7 - The Arrangement - Exchange of Premier Options" of the Premier Circular for additional information.

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For additional details on the SpinCo Options, see "Description of Capital Structure - Summary of SpinCo Omnibus Share Incentive Plan", below.

Summary of SpinCo Omnibus Share Incentive Plan

The following is a description of the key terms of the SpinCo Omnibus Share Incentive Plan, which description is qualified in its entirety by reference to the full text of the SpinCo Omnibus Share Incentive Plan, a copy of which is attached as Appendix "R" to the Premier Circular. All terms used but not defined in this section have the meaning ascribed thereto in the SpinCo Omnibus Share Incentive Plan.

Key Terms of the SpinCo Omnibus Share Incentive Plan

Purpose:	To attract and retain key personnel who are necessary or essential to SpinCo's success, image, reputation or activities. It also allows SpinCo to reward key personnel for their performance and greater align their interests with those of SpinCo Shareholders.
Eligible Participants:	In respect of a grant of SpinCo Options or SpinCo Share Units, an Eligible Participant is any director, executive officer, employee or Consultant of SpinCo or any of its Subsidiaries. In respect of a grant of SpinCo DSUs, an Eligible Participant is any director, executive officer or employee of SpinCo or any of its Subsidiaries.
Award Types:	SpinCo Options, SpinCo Share Units and SpinCo DSUs.
Share Reserve:	The maximum number of SpinCo Shares available for issuance under the SpinCo Omnibus Share Incentive Plan will not exceed 10% of SpinCo's Shares that are issued and outstanding, which includes the number of SpinCo Shares reserved for issuance upon the exercise of Replacement SpinCo Options, less the number of SpinCo Shares subject to any other Share Compensation Arrangement adopted by SpinCo, if any. The share reserve will also be impacted by the "Share Counting" definitions as set out below.
Share Counting:	Each SpinCo Option (other than a Replacement SpinCo Option) is counted as reserving one SpinCo Share under the SpinCo Omnibus Share Incentive Plan. Each Replacement SpinCo Option is counted as reserving 0.4 of a SpinCo Share under the SpinCo Omnibus Share Incentive Plan. Each SpinCo Share Unit is counted as reserving one SpinCo Share under the SpinCo Omnibus Share Incentive Plan. Each SpinCo DSU is counted as reserving one SpinCo Share under the SpinCo Omnibus Share Incentive Plan.
Share Recycling:	If an outstanding Award (or portion thereof) expires or is forfeited, surrendered, cancelled or otherwise terminated for any reason without having been exercised or settled in full, or if SpinCo Shares acquired pursuant to an Award subject to forfeiture are forfeited, the SpinCo Shares covered by such Award, if any, will again be available for issuance under the SpinCo Omnibus Share Incentive Plan.
Director Participation Limit:

The maximum number of SpinCo Shares that may be made issuable pursuant to Awards made to all Non-Employee Directors within any one-year period shall not exceed 1% of the number of SpinCo Shares that are outstanding on a non-diluted basis (as of the commencement of such one-year period).

The annual grant of awards under the SpinCo Omnibus Share Incentive Plan to an individual Non-Employee Director cannot exceed $150,000 in value, of which no more than $100,000 may be subject to SpinCo Option grants.

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Plan Renewal:	The SpinCo Omnibus Share Incentive Plan will be approved for a three-year period, with SpinCo Shareholder approval next required at SpinCo's 2024 annual general meeting.

Further details on the SpinCo Omnibus Share Incentive Plan are provided below.

Purpose

The purpose of the SpinCo Omnibus Share Incentive Plan is:

(a)	to increase the interest in SpinCo's welfare of those employees, officers, directors and Consultants (who are considered Eligible Participants under the SpinCo Omnibus Share Incentive Plan) who share responsibility for the management, growth and protection of the business of the SpinCo or a Subsidiary of SpinCo;
(b)	to provide an incentive to such Eligible Participants to continue their services for SpinCo or a Subsidiary of SpinCo and to encourage such Eligible Participants whose skills, performance and loyalty to the objectives and interests of SpinCo or a Subsidiary of SpinCo are necessary or essential to its success, image, reputation or activities;
(c)	to reward Eligible Participants for their performance of services while working for SpinCo or a Subsidiary of SpinCo;
(d)	to provide a means through which SpinCo or a Subsidiary of SpinCo may attract and retain able persons to enter its employment or service; and
(e)	in connection with the grant of Replacement SpinCo Options, to reward such Participants for the services performed by them in relation to the Subsidiaries of SpinCo prior to the Effective Time of the Arrangement.

Types of Awards

The SpinCo Omnibus Share Incentive Plan provides for the grant of SpinCo Options, SpinCo Share Units and SpinCo DSUs (each an "Award" and, collectively, the "Awards"). SpinCo Share Units may have vesting criteria attached to them that are either time-based or performance-based, or both. All Awards are granted by an agreement or other instrument or document evidencing the Award granted under the SpinCo Omnibus Share Incentive Plan.

Plan Administration

The SpinCo Omnibus Share Incentive Plan is administered by the SpinCo Board, which may delegate its authority to a committee or plan administrator. Subject to the terms of the SpinCo Omnibus Share Incentive Plan, applicable law and the rules of the TSX, the SpinCo Board (or its delegate) will have the power and authority to: (i) designate the Eligible Participants who will receive Awards (an Eligible Participant who receives an Award, a "Participant"), (ii) designate the types and amount of Award to be granted to each Participant, (iii) determine the terms and conditions of any Award, including any vesting conditions or conditions based on performance of SpinCo or of an individual ("Performance Criteria"); (iv) interpret and administer the SpinCo Omnibus Share Incentive Plan and any instrument or agreement relating to it, or any Award made under it; and (v) make such amendments to the SpinCo Omnibus Share Incentive Plan and Awards as are permitted by the SpinCo Omnibus Share Incentive Plan and the rules of the TSX.

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Shares Available for Awards

Subject to adjustments as provided for under the SpinCo Omnibus Share Incentive Plan, the maximum number of SpinCo Shares available for issuance under the SpinCo Omnibus Share Incentive Plan shall not exceed 10% of SpinCo's Shares that are issued and outstanding, less the number of SpinCo Shares subject to any other Share Compensation Arrangement adopted by SpinCo, if any. Based on the number of Premier Shares outstanding on the Premier Record Date and the expected number of SpinCo Consideration Shares to be issued on the Effective Date pursuant to the Arrangement, the 10% maximum limit would, following completion of the Arrangement (and without regard to the SpinCo Financing and Permitted Purchase) represent 13,760,513 SpinCo Shares available for issuance, which excludes the expected 5,781,400 SpinCo Shares reserved for issuance upon the exercise of the Replacement SpinCo Options to be issued under the Arrangement. Please see "Part 7 - The Arrangement - Exchange of Premier Options" of the Premier Circular for more information.

The SpinCo Omnibus Share Incentive Plan sets out the calculation of the number of SpinCo Shares reserved for issuance based on whether the SpinCo Shares are reserved for issuance pursuant to the grant of a SpinCo Option, SpinCo Share Unit or SpinCo DSU. The SpinCo Omnibus Share Incentive Plan is considered to be an "evergreen" plan, since SpinCo Shares covered by Awards which have been exercised, settled or terminated, as applicable, will be available for subsequent grant under the SpinCo Omnibus Share Incentive Plan, and the number of Awards that may be granted under the SpinCo Omnibus Share Incentive Plan increases if the total number of issued and outstanding SpinCo Shares increases.

Limits with respect to Insiders, Individual Grants, Annual Grant Limits and Non-Executive Director Limits

The SpinCo Omnibus Share Incentive Plan provides the follow limitations on grants:

(a)	The maximum number of SpinCo's securities issuable to Insiders, at any time under the SpinCo Omnibus Share Incentive Plan, or when combined with all of SpinCo's other Share Compensation Arrangements, cannot exceed 10% of SpinCo's total issued and outstanding securities.
(b)	The maximum number of SpinCo's securities issuable to Insiders, within any one-year period, under the SpinCo Omnibus Share Incentive Plan, or when combined with all of SpinCo's other Share Compensation Arrangements, cannot exceed 10% of SpinCo's total issued and outstanding securities.
(c)	The maximum number of SpinCo Shares that may be made issuable pursuant to Awards made to employees and Non-Employee Directors within any one-year period shall not exceed 5% of the outstanding SpinCo Shares (as of the commencement of such one-year period).
(d)	The maximum number of SpinCo Shares that may be made issuable pursuant to Awards made to all Non-Employee Directors within any one-year period shall not exceed 1% of the outstanding SpinCo Shares (as of the commencement of such one-year period).

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(e)	The annual grant of Awards under the SpinCo Omnibus Share Incentive Plan to any one Non-Employee Director cannot exceed $150,000 in value, of which no more than $100,000 may be subject to SpinCo Option grants.

Eligible Participants

In respect of a grant of SpinCo Options or SpinCo Share Units, an Eligible Participant is any director, executive officer, employee or Consultant of SpinCo or any of its Subsidiaries. In respect of a grant of SpinCo DSUs, an Eligible Participant is any Non-Employee Director of SpinCo or any of its Subsidiaries. In addition to the foregoing, a former holder of Premier Options who receives Replacement SpinCo Options pursuant to the Arrangement is deemed to be an Eligible Participant.

Description of Awards

SpinCo Options

A SpinCo Option (which includes a Replacement SpinCo Option) is an option granted by SpinCo to a Participant entitling such Participant to acquire a designated number of SpinCo Shares from treasury at a specified exercise price (the "Option Price"). SpinCo Options are exercisable over a period established by the SpinCo Board from time to time and reflected in the Participant's option agreement (each, an "Option Agreement"), which period shall not exceed 10 years from the date of grant. The Option Price shall not be set at less than the Market Value of a Share at the time of grant. Notwithstanding the foregoing, the exercise price under any Replacement SpinCo Option shall be the exercise price determined in accordance with the Plan of Arrangement for such Replacement SpinCo Option.

The grant of a SpinCo Option by the SpinCo Board shall be evidenced by an Option Agreement. At the time of grant of a SpinCo Option, the SpinCo Board may establish vesting conditions in respect of each SpinCo Option grant, which may include Performance Criteria related to corporate or individual performance. The SpinCo Omnibus Share Incentive Plan also permits the SpinCo Board to grant an option holder, at any time, the right to deal with such SpinCo Option on a cashless exercise basis in accordance with the formula set out in the SpinCo Omnibus Share Incentive Plan.

SpinCo Share Units

A SpinCo Share Unit is an Award in the nature of a bonus for services rendered in the year of grant that, upon settlement, entitles the recipient Participant to receive, for each SpinCo Share Unit redeemed, a cash payment equal to the Market Value of a Share; alternatively, SpinCo (or the applicable Subsidiary of SpinCo) may, at its sole discretion, elect to settle all or any portion of the cash payment obligation by the delivery of SpinCo Shares issued from treasury or acquired by a Designated Broker in the open market on behalf of the Participant. The right of a holder to have their SpinCo Share Units redeemed is subject to such restrictions and conditions on vesting as the SpinCo Board may determine at the time of grant. Restrictions and conditions on vesting conditions may, without limitation, be based on the passage of time during continued employment or other service relationship (commonly referred to as a RSU), the achievement of specified Performance Criteria (commonly referred to as a PSU) or both. The grant of a SpinCo Share Unit by the SpinCo Board shall be evidenced by a SpinCo Share Unit Agreement.

The SpinCo Board shall have sole discretion to determine whether the Performance Criteria, if any, and/or other vesting conditions with respect to a SpinCo Share Unit, as contained in the SpinCo Share Unit Agreement pursuant to which such SpinCo Share Unit is granted, have been met and shall communicate to a Participant as soon as reasonably practicable when any such applicable vesting conditions or Performance Criteria have been satisfied and the SpinCo Share Units have vested. If the date on which any SpinCo Share Units would otherwise vest falls within a Blackout Period or within nine Business Days after a Blackout Period Expiry Date, the vesting of such SpinCo Share Units will be deemed to occur on the date that is ten Business Days after the Blackout Period Expiry Date. Subject to the vesting and other conditions and provisions in the SpinCo Omnibus Share Incentive Plan and in the applicable SpinCo Share Unit Agreement, each SpinCo Share Unit awarded to a Participant shall entitle the Participant to receive, on settlement, a cash payment equal to the Market Value of a Share; alternatively, SpinCo (or the applicable Subsidiary of SpinCo) may, in its sole discretion, elect to settle all or any portion of the cash payment obligation by the delivery of SpinCo Shares issued from treasury or acquired by a Designated Broker in the open market on behalf of the Participant. Subject to the terms and conditions in the SpinCo Omnibus Share Incentive Plan, vested SpinCo Share Units shall be redeemed by SpinCo (or the applicable Subsidiary of SpinCo) as described above on the 15th day following the vesting date.

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Dividend Equivalents may, as determined by the SpinCo Board in its sole discretion, be awarded in respect of unvested SpinCo Share Units in a Participant's account on the same basis as cash dividends declared and paid on SpinCo Shares as if the Participant was a SpinCo Shareholder of record on the relevant record date. In the event that the Participant's applicable SpinCo Share Units do not vest, all Dividend Equivalents, if any, associated with such SpinCo Share Units will be forfeited by the Participant.

Deferred SpinCo Share Units

A SpinCo DSU is an Award in the nature of a deferral of payment for services rendered in the year of grant which, upon settlement, entitles the recipient Participant to receive, for each SpinCo DSU redeemed, a cash payment equal to the Market Value of a Share; alternatively, SpinCo may, at its sole discretion, elect to settle all or any portion of the cash payment obligation by the issuance of SpinCo Shares from treasury. The grant of a SpinCo DSU by the SpinCo Board shall be evidenced by a SpinCo DSU Agreement.

SpinCo DSUs shall only vest, and a Participant is only entitled to redemption of a SpinCo DSU, when the Participant ceases to be a director of SpinCo for any reason, including termination, retirement or death. Notwithstanding the foregoing, if the date on which any SpinCo DSU would otherwise vest falls within a Blackout Period or within nine Business Days after a Blackout Period Expiry Date, the vesting of such SpinCo DSU will be deemed to occur on the date that is ten Business Days after the Blackout Period Expiry Date.

SpinCo DSUs shall be redeemed and settled by SpinCo as soon as reasonably practicable following the Participant's Termination Date, but in any event not later than, and any payment in respect of the settlement of such SpinCo DSUs shall be made no later than, December 15th of the first calendar year commencing immediately after the Participant's Termination Date.

Effect of Termination on Awards

Unless otherwise provided for in a SpinCo Option Agreement, SpinCo Share Unit Agreement or SpinCo DSU Agreement or determined by the SpinCo Board on an individual basis, Awards (other than Replacement SpinCo Options) are subject to the following conditions:

(a)	Resignation: Upon a Participant ceasing to be an Eligible Participant as a result of his or her resignation from SpinCo or a Subsidiary of SpinCo (other than by reason of retirement):
(i)	each unvested SpinCo Option granted to such Participant shall terminate and become void immediately upon resignation;

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(ii)	each vested SpinCo Option granted to such Participant will cease to be exercisable on the earlier of ninety (90) days following the Participant's Termination Date and the expiry date of the SpinCo Option set forth in the SpinCo Option Agreement, after which such SpinCo Option will expire; and
(iii)	the Participant's participation in the SpinCo Omnibus Share Incentive Plan shall be terminated immediately, and all SpinCo Share Units credited to such Participant's Account that have not vested shall be forfeited and cancelled.
(b)	Termination for Cause: Upon a Participant ceasing to be an Eligible Participant for Cause (as determined by SpinCo, which determination shall be binding on the Participant for purposes of the SpinCo Omnibus Share Incentive Plan);
(i)	any vested or unvested SpinCo Options granted to such Participant shall terminate automatically and become void immediately; and
(ii)	the Participant's participation in the SpinCo Omnibus Share Incentive Plan shall be terminated immediately, and all SpinCo Share Units credited to such Participant's Account that have not vested shall be forfeited and cancelled.
(c)	Termination not for Cause: Upon a Participant ceasing to be an Eligible Participant as a result of his or her employment or service relationship with SpinCo or a Subsidiary of SpinCo being terminated without Cause:
(i)	each unvested SpinCo Option granted to such Participant shall terminate and become void immediately;
(ii)	each vested SpinCo Option held by such Participant shall cease to be exercisable on the earlier of (A) ninety (90) days after the Participant's Termination Date (or such later date as the SpinCo Board may in its sole discretion determine), or (B) the expiry date of such SpinCo Option as set out in the applicable SpinCo Option Agreement, after which the SpinCo Option will expire; and
(iii)	all unvested SpinCo Share Units in the Participant's Account as of such date relating to a Restriction Period in progress shall be forfeited and cancelled (unless the SpinCo Board, in its sole discretion, instead accelerates the vesting or waives vesting conditions with respect to all or some portion of such unvested SpinCo Shares Units).
(d)	Termination Due to Disability or Retirement: Upon a Participant ceasing to be an Eligible Participant by reason of retirement or permanent disability:
(i)	each unvested SpinCo Option granted to such Participant shall terminate and become void immediately;
(ii)	each vested SpinCo Option held by such Participant will cease to be exercisable on the earlier of (A) ninety (90) days from the date of retirement or the date on which the Participant ceases his or her employment or service relationship with SpinCo or any Subsidiary of SpinCo by reason of permanent disability, and (B) the expiry date of such SpinCo Option as set out in the applicable SpinCo Option Agreement, after which the SpinCo Option will expire; and

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(iii)	all unvested SpinCo Share Units in the Participant's Account as of such date relating to a Restriction Period in progress shall be forfeited and cancelled (unless the SpinCo Board, in its sole discretion, instead accelerates the vesting or waives vesting conditions with respect to all or some portion of such unvested SpinCo Shares Units).
(e)	Termination Due to Death: Upon a Participant ceasing to be an Eligible Participant by reason of death:
(i)	each unvested each unvested SpinCo Option granted to such Participant shall terminate and become void immediately;
(ii)	each vested SpinCo Option held by such Participant at the time of death may be exercised by the legal representative of the Participant, provided that any such vested SpinCo Option shall cease to be exercisable on the earlier of (A) six (6) months after the Participant's death or (B) the expiry date of such SpinCo Option as set forth in the applicable SpinCo Option Agreement; and
(iii)	all unvested SpinCo Share Units in the Participant's Account as of such date relating to a Restriction Period in progress shall be forfeited and cancelled (unless the SpinCo Board, in its sole discretion, instead accelerates the vesting or waives vesting conditions with respect to all or some portion of such unvested SpinCo Share Units).
(f)	Termination in Connection with a Change of Control: If, within 12 months following a Change of Control, a Participant who was an officer or employee of, or a Consultant to, SpinCo prior to the Change of Control has their employment agreement or consulting agreement terminated:
(i)	all unvested SpinCo Options granted to such Participant shall immediately vest and become exercisable, and remain open for exercise until the earlier of (A) their expiry date as set out in the applicable SpinCo Option Agreement and (B) the date that is ninety (90) days after such termination or dismissal; and
(ii)	all unvested SpinCo Share Units granted to such Participant shall become vested as of the date of such termination or dismissal.

The foregoing provisions do not apply to Replacement SpinCo Options, which shall only expire on their expiry date determined in accordance with the Plan of Arrangement (except in the case of the death of a holder of Replacement SpinCo Options, in which case any Replacement SpinCo Options held by such Participant at the time of death may be exercised by the legal representative of such Participant in as described in clause (e)(ii) above).

Change of Control

In the event of a Change of Control, the SpinCo Board will have the power, in its sole discretion, to modify the terms of the SpinCo Omnibus Share Incentive Plan and/or the Awards to assist the Participants to tender into a take-over bid or participate in any other transaction leading to a Change of Control. For greater certainty, in the event of a take-over bid or any other transaction leading to a Change of Control, the SpinCo Board shall have the power, in its sole discretion, to (i) provide that any or all Awards shall thereupon terminate, provided that any such outstanding Awards that have vested shall remain exercisable until consummation of such Change of Control, and (ii) permit Participants to conditionally exercise their vested SpinCo Options, such conditional exercise to be conditional upon the take-up by such offeror of the SpinCo Shares or other securities tendered to such take-over bid in accordance with the terms of such take-over bid (or the effectiveness of such other transaction leading to a Change of Control).

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Assignment

No Award or other benefit payable under the SpinCo Omnibus Share Incentive Plan shall, except as otherwise provided by law or specifically approved by the SpinCo Board, be transferred, sold, assigned, pledged or otherwise disposed in any manner other than by will or the law of descent.

Amendment

The SpinCo Board may suspend or terminate the SpinCo Omnibus Share Incentive Plan at any time, or from time to time amend or revise the terms of the SpinCo Omnibus Share Incentive Plan or any granted Award without the consent of the Participants, provided that any such suspension, termination, amendment or revision does not adversely alter or impair the rights of any Participant without the consent of such Participant (except as permitted by the provisions of the SpinCo Omnibus Share Incentive Plan), and is in compliance with applicable law, including, if required, the prior approval of the TSX (or any other stock exchange on which the SpinCo Shares are listed) or any other regulatory body having authority over SpinCo.

Unless such approval is required by law or the requirements of the TSX (or any other stock exchange on which the SpinCo Shares are listed), the SpinCo Board may make the following types of amendments to the SpinCo Omnibus Share Incentive Plan without seeking approval of the SpinCo Shareholders:

(a)	any amendment to the vesting provision, if applicable, or assignability provisions of the Awards;
(b)	any amendment to the expiration date of an Award that does not extend the terms of the Award past the original date of expiration of such Award;
(c)	any amendment regarding the effect of termination of a Participant's employment or engagement;
(d)	any amendment which accelerates the date on which any SpinCo Option may be exercised under the SpinCo Omnibus Share Incentive Plan;
(e)	any amendment necessary to comply with applicable law (including taxation laws) or the requirements of the TSX or any other regulatory body;
(f)	any amendment of a "housekeeping" nature, including to clarify the meaning of an existing provision of the SpinCo Omnibus Share Incentive Plan, correct or supplement any provision of the SpinCo Omnibus Share Incentive Plan that is inconsistent with any other provision of the SpinCo Omnibus Share Incentive Plan, correct any grammatical or typographical errors or amend the definitions in the SpinCo Omnibus Share Incentive Plan;
(g)	any amendment regarding the administration of the SpinCo Omnibus Share Incentive Plan;
(h)	any amendment to add provisions permitting the grant of Awards settled otherwise than with SpinCo Shares issued from treasury, or adopt a clawback provision applicable to equity compensation; and

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(i)	any other amendment that does not require the approval of the SpinCo Shareholders.

SpinCo Shareholder approval is required to make the following amendments (provided that SpinCo Shares held directly or indirectly by Insiders benefiting from such amendments shall be excluded when obtaining such approval):

(a)	an increase in the maximum number of SpinCo Shares reserved for issuance under the SpinCo Omnibus Share Incentive Plan (other than as a result of certain permitted adjustments arising from a reorganization of SpinCo's share capital or certain other transactions);
(b)	any adjustment that reduces or would have the effect of reducing the exercise price of a SpinCo Option (other than as a result of certain permitted adjustments arising from a reorganization of SpinCo's share capital or certain other transactions);
(c)	an extension of the expiry date of an outstanding Award beyond the expiry date;
(d)	any amendment which increases the maximum number of SpinCo Shares that may be (i) issuable to Insiders at any time; or (ii) issued to Insiders under the SpinCo Omnibus Share Incentive Plan and any other proposed or established Share Compensation Arrangement in a one-year period (other than as a result of certain permitted adjustments arising from a reorganization of SpinCo's share capital or certain other transactions);
(e)	any amendment to the number of SpinCo Shares that may be made issuable pursuant to Awards made to employees and Non-Employee Directors within any one year period;
(f)	any amendment to the limits on Awards to Non-Employee Directors; and
(g)	any amendment to the definition of Eligible Participant under the SpinCo Omnibus Share Incentive Plan.

TSX Approval

The TSX Company Manual requires shareholder approval of security-based compensation arrangements in respect of arrangements that involve the issuance from treasury or potential issuance from treasury of securities of the issuer.

As the SpinCo Omnibus Share Incentive Plan provides for the potential issuance from treasury of securities of SpinCo, Premier Shareholders will be asked to vote for or against the SpinCo Omnibus Share Incentive Plan Resolution at the Premier Meeting.

A copy of the SpinCo Omnibus Share Incentive Plan Resolution is set out in Appendix "D" of the Premier Circular, while a copy of the SpinCo Omnibus Share Incentive Plan is set out in Appendix "R" of the Premier Circular.

SpinCo Warrants

SpinCo does not anticipate that any SpinCo Warrants will be outstanding as of the Effective Date. Assuming the completion of the Permitted Purchase (and that the SpinCo Warrants issuable under the Permitted Purchase will be priced based on the Offering Price of the SpinCo Financing), SpinCo anticipates that approximately 12,775,102 SpinCo Warrants will be outstanding shortly after the completion of the Arrangement, assuming that the Offering Price of the SpinCo Financing is C$2.50. Up to 800,000 SpinCo Shares will be reserved for issuance upon exercise of the outstanding Premier Warrants, which will be adjusted in accordance with their terms in connection with the Arrangement.

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Subject to applicable regulatory approval, each SpinCo Warrant issuable in connection with the Permitted Purchase will entitle the holder thereof to acquire one SpinCo Share at an exercise price equal to the Offering Price multiplied by 1.4 for a period of three years from the date of issuance, after which time the SpinCo Warrants will expire.

The SpinCo Warrants will be evidenced by definitive SpinCo Warrant certificates (each a "SpinCo Warrant Certificate"). The SpinCo Warrant Certificates will provide for customary adjustment in the number of SpinCo Shares issuable upon the exercise of the SpinCo Warrants and/or the exercise price per SpinCo Warrant upon the occurrence of certain events. No fractional SpinCo Shares will be issuable upon the exercise of any SpinCo Warrants and no cash or other consideration will be paid in lieu of fractional SpinCo Shares. Holders of SpinCo Warrants will not have any voting or pre-emptive rights or any other rights which a holder of SpinCo Shares would have.

DIVIDENDS AND DISTRIBUTIONS

SpinCo does not anticipate having a dividend policy in place as of the Effective Date.

PRIOR SALES

Since SpinCo was formed on November 10, 2020, SpinCo has issued one SpinCo Share, which is held by Premier as of the date hereof.

Additional SpinCo Shares representing up to approximately 27.7% of the SpinCo Shares outstanding upon effectiveness of the Arrangement are expected be issued in connection with the SpinCo Financing (for aggregate gross proceeds of up to US$75 million) assuming a subscription price of C$2.50 per SpinCo Subscription Receipt, and SpinCo Shares representing up to approximately 9.3% of the SpinCo Shares outstanding upon effectiveness of the Arrangement (after giving effect to the SpinCo Financing and assuming a subscription price of C$2.50 per SpinCo Subscription Receipt under the SpinCo Financing) are expected to be issued in connection with the Permitted Purchase, shortly following the Arrangement. See "Financing, Available Funds and Principal Purposes" in this Information Statement.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of SpinCo both before and after giving pro forma effect to the Arrangement, the SpinCo Financing and the Permitted Purchase.

	Authorized	Outstanding as of the date hereof prior to giving effect to the Arrangement(1)	Outstanding as at the Effective Date after giving effect to the Arrangement but prior to giving effect to the SpinCo Financing and the Permitted Purchase(2)	Outstanding as at the Effective Date after giving effect to the Arrangement and the SpinCo Financing, but prior to giving effect to the Permitted Purchase(3)	Outstanding as at the Effective Date after giving effect to the Arrangement, the SpinCo Financing and the Permitted Purchase(4)
SpinCo Shares	Unlimited	1	137,605,131	175,810,131	192,136,661
SpinCo Options	10% of SpinCo Shares at any given time	Nil(6)	Nil(6)	Nil(6)	Nil(6)
SpinCo Warrants	N/A	Nil	Nil	Nil	12,775,102(5)
Total (Fully diluted)(6)	N/A	1	137,605,131	175,810,131	204,911,763

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Notes:

(1)	Assumes no completion of the SpinCo Financing or the Permitted Purchase.
(2)	Assumes completion of the Arrangement and no Dissenting Shareholders. Assumes SpinCo Financing has not been completed. See "Financing, Available Funds and Principal Purposes - SpinCo Financing" in this Information Statement. Assumes the Permitted Purchase is not completed. See "General Development of the Business - The Arrangement and Related Matters - Permitted Purchase" and "Part 11 - Spinco Financing and Getchell Warrant" in the Premier Circular.
(3)	Assumes completion of the Arrangement and no Dissenting Shareholders. Assumes 38,205,000 SpinCo Shares issued under the SpinCo Financing at a price of C$2.50 per SpinCo Share for aggregate gross proceeds of US$75 million using the rate of exchange between the United States dollar and the Canadian dollar as reported by the Bank of Canada on January 19, 2021 (US$1.00 = C$1.2375 or C$1.00 = US$0.78). Assumes that the SpinCo Subscription Receipts issued under the SpinCo Financing have converted into SpinCo Shares. The figures presented in this column assume that the Offering Price of the SpinCo Subscription Receipts will be C$2.50, however, as disclosed in this Information Statement and in the Premier Circular, SpinCo intends to offer the SpinCo Subscription Receipts at a subscription price not less than C$2.50 and the subscription price is not expected to be higher than C$3.00. The exact Offering Price of the SpinCo Subscription Receipts under the SpinCo Financing has not been determined as of the date hereof. In addition, there can be no guarantee that SpinCo will be able to raise US$75 million under the SpinCo Financing. In light of the foregoing factors, the number of SpinCo Shares that may become issuable under the SpinCo Financing may differ from the number of SpinCo Shares set out herein. See "Risk Factors" and "Financing, Available Funds and Principal Purposes - SpinCo Financing" in this Information Statement and "Part 11 - SpinCo Financing and Getchell Warrant" in the Premier Circular. Assumes the Permitted Purchase is not completed. See "General Development of the Business - The Arrangement and Related Matters - Permitted Purchase" in this Information Statement.
(4)	Assumes completion of the Arrangement and no Dissenting Shareholders. Assumes 38,205,000 SpinCo Shares issued under the SpinCo Financing at a price of C$2.50 per SpinCo Share for aggregate gross proceeds of US$75 million using the rate of exchange between the United States dollar and the Canadian dollar as reported by the Bank of Canada on January 19, 2021 (US$1.00 = C$1.2375 or C$1.00 = US$0.78). Assumes that the SpinCo Subscription Receipts issued under the SpinCo Financing have converted into SpinCo Shares. The figures presented in this column assume that the Offering Price of the SpinCo Subscription Receipts will be C$2.50, however, as disclosed in this Information Statement and in the Premier Circular, SpinCo intends to offer the SpinCo Subscription Receipts at a subscription price not less than C$2.50 and the subscription price is not expected to be higher than C$3.00. The exact Offering Price of the SpinCo Subscription Receipts under the SpinCo Financing has not been determined as of the date hereof. In addition, there can be no guarantee that SpinCo will be able to raise US$75 million under the SpinCo Financing. In light of the of foregoing factors, the number of SpinCo Shares that may become issuable under the SpinCo Financing may differ from the number of SpinCo Shares set out herein. See "Risk Factors" and "Financing, Available Funds and Principal Purposes - SpinCo Financing" in this Information Statement and "Part 11 - SpinCo Financing and Getchell Warrant" in the Premier Circular. Assumes the Permitted Purchase is completed, and that the number of SpinCo Shares and SpinCo Warrants issuable under the Permitted Purchase were calculated based on an issue price of C$2.50. See "General Development of the Business - The Arrangement and Related Matters - Permitted Purchase" in this Information Statement.
(5)	SpinCo Warrants equal to US$25 million divided by the Offering Price (calculated using the U.S. dollar equivalent based on the Bank of Canada daily exchange rate for the conversion of Canadian dollars to U.S. dollars on the Business Day immediately preceding the closing date of the Getchell Acquisition) are issuable to Waterton in connection with the Permitted Purchase. The Offering Price has not been definitively determined as of the date hereof, but will not be less than C$2.50 and is not expected to be higher than C$3.00. The figures presented in this column assume that the Offering Price of the SpinCo Financing will be C$2.50. As such, if the Offering Price under the SpinCo Financing is higher than C$2.50, the number of SpinCo Warrants issuable to Waterton will be less than the number of SpinCo Warrants set out herein. See "Risk Factors" and "General Development of the Business - The Arrangement and Related Matters - Permitted Purchase" in this Information Statement.
(6)	The figures in this table do not reflect the SpinCo Shares issuable on the exercise of the outstanding Premier Warrants (which is expected to be approximately 800,000 SpinCo Shares) and the number of SpinCo Shares issuable on the exercise of the Replacement SpinCo Options (which is expected to be 5,781,400 SpinCo Shares). See "Part 7 - The Arrangement" in the Premier Circular for a discussion on the treatment of Premier Warrants and Premier Options under the Arrangement.

TRADING PRICE AND VOLUME

The SpinCo Shares are not currently traded or quoted on any market. SpinCo has applied to list the SpinCo Shares on the TSX under the symbol "IAU". Such listing will be subject to SpinCo fulfilling all of the minimum listing requirements and obtaining conditional approval of the TSX. Listing is subject to the approval of the TSX in accordance with its original listing requirements. The TSX has not conditionally approved SpinCo's listing application and there can be no assurance that the TSX will approve the listing application.

ESCROWED SECURITIES

As of the date of this Information Statement, no securities of any class of securities of SpinCo are held in escrow.

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In accordance with TSX Staff Notice 2006-0003, the TSX may impose escrow requirements on the SpinCo Shares issued under the SpinCo Financing to directors and officers of SpinCo and persons who hold greater than 10% of the issued and outstanding SpinCo Shares. For details on the anticipated participation of the directors, officers and significant shareholders of SpinCo in the SpinCo Financing, see "Part 11 - SpinCo Financing and Getchell Warrant - Interests of Certain Persons in the SpinCo Financing" in the Premier Circular.

The terms of the escrow requirements, if any, will be substantially similar to the escrow requirements prescribed by National Policy 46-201 - Escrow for Initial Public Offerings ("NP 46-201") and the release schedule for the SpinCo Shares that may be subject to escrow will be equivalent to the release schedule provided for under NP 46-201.

PRINCIPAL SHAREHOLDERS

All of the issued and outstanding SpinCo Shares are currently held by Premier. To the knowledge of SpinCo, as of the date of this Information Statement, there are no persons who will, immediately following the completion of the Arrangement, directly or indirectly, own or exercise control or direction over, securities carrying more than 10% of the voting rights attached to any class of voting securities of SpinCo other than:

Name and Place of Residence	Number of SpinCo Shares	Percent of Class
Equinox Gold Corp.	To be determined(1)	30%

Notes:

(1)	Pursuant to the Arrangement, Equinox Gold will acquire that number of SpinCo Shares that results in Equinox Gold having beneficial control over 30% of the outstanding SpinCo Shares upon completion of the Arrangement. The total number of SpinCo Shares to be issued in connection with the Arrangement depends on a number of factors, including the number of outstanding Premier Shares immediately prior to the Effective Time and the number of Dissenting Shareholders in connection with the Arrangement, so that the exact number of SpinCo Shares to be indirectly controlled by Equinox Gold upon completion of the Arrangement cannot be determined as of the date hereof. Figures presented prior to giving effect to the SpinCo Financing and the Permitted Purchase.

CORPORATE GOVERNANCE

NP 58-201, NI 58-101, along with other applicable regulatory requirements, form the regulatory framework for SpinCo's anticipated corporate governance practices. NI 58-101 deals with matters such as the constitution and independence of the SpinCo Board and its committees, their functions, the effectiveness and education of SpinCo Board members and other items dealing with sound corporate governance practices.

SpinCo's corporate governance practices are being established in compliance with applicable Canadian regulatory and TSX requirements. Certain of these corporate governance frameworks and practices are already established and in place. Others will be implemented in conjunction with the completion of the Arrangement and thereafter. SpinCo will monitor developments in Canada with a view to further revising its governance policies and practices, as appropriate.

The SpinCo Board recognizes the importance of corporate governance to the effective management of SpinCo following the completion of the Arrangement, and to the protection of its employees and the SpinCo Shareholders. SpinCo's approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of SpinCo are effectively managed so as to enhance shareholder value. The SpinCo Board fulfills its mandate directly and through the committees it expects to form at regularly scheduled meetings and as required. Frequency of meetings and the nature of the agenda items will be determined based on the state of SpinCo's affairs and in light of opportunities or risks which SpinCo faces. The directors are expected to be kept informed of SpinCo's operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise. A majority of the SpinCo Board is independent of SpinCo within the meaning of NI 58-101. Additional information regarding the anticipated corporate governance practices to be adopted by SpinCo, as required under NI 58-101, is set out below.

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SpinCo Board

The SpinCo Board will facilitate its exercise of independent supervision over SpinCo's management through regular meetings of the SpinCo Board held to obtain an update on significant corporate activities and plans, both with and without members of SpinCo's management being in attendance.

The SpinCo Board is currently comprised of Ewan Downie. See "Directors and Officers" in this Information Statement. Upon completion of the Arrangement, the SpinCo Board is expected to be comprised of Ron Clayton, Ewan Downie, Eva Bellissimo, John Begeman, John Seaman, Greg Smith and Arthur Einav.

It is anticipated that of the prospective directors of SpinCo, Ron Clayton, Eva Bellissimo, John Begeman, John Seaman, Greg Smith and Arthur Einav are considered independent within the meaning of NI 52-110. Ewan Downie will not be considered independent based upon the test for independence set forth in NI 52-110.

Directorships

See "Directors and Officers - Other Reporting Issuer Experience", below for information regarding the directors and officers of SpinCo that are directors, officers or promoters of other reporting issuers.

Orientation and Continuing Education

SpinCo has not yet developed a formal orientation and training program for directors. If and when new directors are added, they will be provided with:

(a)	information respecting the functioning of the SpinCo Board, SpinCo committees and copies of SpinCo's corporate governance policies;
(b)	access to recent, publicly filed documents of SpinCo, technical reports and SpinCo's internal financial information;
(c)	access to management and technical experts and consultants; and
(d)	a summary of significant corporate and securities responsibilities.

SpinCo Board members will be encouraged to communicate with management, auditors and technical consultants, to keep themselves current with industry trends and developments, as well as changes in legislation, with management's assistance, and to attend related industry seminars.

Ethical Business Conduct

The SpinCo Board has responsibility for the stewardship of SpinCo, including responsibility for strategic planning, identification of the principal risks of SpinCo's business and implementation of appropriate systems to manage these risks, succession planning (including appointing, training and monitoring senior management) and the integrity of SpinCo's internal control and management information systems. To facilitate meeting this responsibility, the SpinCo Board seeks to foster a culture of ethical conduct by striving to ensure that SpinCo carries out its business in line with high business and moral standards and applicable legal and financial requirements. In that regard, the SpinCo Board will:

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(a)	adopt a written code of conduct and ethics for its directors, officers, employees and consultants, a copy of which will be posted under its profile on SEDAR at www.sedar.com;
(b)	encourage management to consult with legal and financial advisors to ensure that SpinCo is meeting those requirements;
(c)	be cognizant of SpinCo's timely disclosure obligations upon becoming a reporting issuer under Canadian securities laws and will review material disclosure documents such as financial statements, MD&A and press releases prior to their distribution;
(d)	rely on the SpinCo Audit Committee to annually review the systems of internal financial control and discuss such matters with SpinCo's external auditor; and
(e)	actively monitor SpinCo's compliance with the SpinCo Board's directives and ensure that all material transactions are thoroughly reviewed and authorized by the SpinCo Board before being undertaken by management.

Nomination of Directors

Following the completion of the Arrangement, the SpinCo Board expects to establish the SpinCo Nominating and Corporate Governance Committee. In addition to recommending appropriate criteria for the selection of new directors and establishing procedures for identifying prospective SpinCo Board members, the SpinCo Nominating and Corporate Governance Committee is expected to have responsibilities for, amongst other things, monitoring and ensuring SpinCo Board independence, establishing procedures for SpinCo Board meetings to ensure SpinCo Board effectiveness, ensuring that SpinCo Board members possess an appropriate balance of skills and areas of expertise needed to effectively govern SpinCo's affairs, establishing position descriptions for the key members of the SpinCo Board and senior management and overseeing SpinCo Board diversity, renewal, orientation and continuing education.

Compensation

Following the completion of the Arrangement, the SpinCo Board expects to establish the SpinCo Compensation Committee. In addition to administering the SpinCo Omnibus Share Incentive Plan, the SpinCo Compensation Committee is expected to have responsibilities for, among other things, reviewing and approving annually the corporate goals and objectives applicable to the compensation of the Chief Executive Officer of SpinCo, to review and make recommendations to the SpinCo Board regarding the compensation of all other executive officers, to review, and make recommendations to the SpinCo Board regarding, incentive compensation plans and equity-based plans, and where appropriate or required, recommend for approval by the SpinCo Shareholders, which includes the ability to adopt, amend and terminate such plans, and to review and discuss with management SpinCo's compensation discussion and analysis and the related executive compensation information.

Assessments

The SpinCo Board does not consider that formal assessments would be useful at this stage of SpinCo's development. The SpinCo Board will conduct informal annual assessments of the SpinCo Board's effectiveness, the individual directors and each of its committees. To assist in its review, the SpinCo Board expects to conduct informal surveys of its directors.

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DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The names, ages, municipalities of residence, positions with SpinCo and the principal occupations of the persons who are anticipated to serve as directors and executive officers of SpinCo after giving effect to the Arrangement are set out below, together with their pro forma holdings of SpinCo Shares, prior to giving effect to the SpinCo Financing,

Name and Province/State of Residence	Age	Position	Principal Occupation During Last Five Years	Pro forma Holdings of SpinCo Shares(1)
Ron Clayton(2), Nevada, U.S.A.	62	Non-Executive Chairman	Mr. Clayton currently serves as the President and Chief Executive Officer of 1911 Gold Corporation (since January 2018) and has also been a board member since December 2018. Previously, Mr. Clayton served as the President, Chief Executive Officer and Director of Tahoe Resources from June 2016 to June 2018, and as an executive board member of Gold Standard Ventures Corp. from January 2018 to December 2018. Mr. Clayton earned his Bachelor of Science Degree in Mining Engineering from the Colorado School of Mines. Mr. Clayton is a graduate of the Tuck Executive Program at Dartmouth College.	Nil
Ewan Downie, Ontario, Canada	54	Chief Executive Officer and Director	Mr. Downie is the President and Chief Executive Officer of Premier (since May 2006). Mr. Downie is also Non-Executive Chairman and a director of Wolfden Resources Corporation.	2,059,377
Eva Bellissimo(2), Ontario, Canada	44	Director	Ms. Bellissimo currently co-leads McCarthy Tétrault's Global Metals & Mining Group and has broad legal, merger and acquisition and corporate governance experience and knowledge. With more than 19 years of experience in the mining industry, she has been a trusted advisor to numerous companies in the sector. In addition, Ms. Bellissimo serves as Chair of the Advisory Council for the DAN Management Program and has been a regular lecturer at Western University Law School and the Osgoode Hall Certificate in Mining Law course.	9,200
John Begeman(2), South Dakota, U.S.A.	66	Director	Mr. Begeman is a professional mining engineer with over 40 years of mining experience. He is currently a director of Premier, Yamana Gold Inc. and African Gold Group, Inc. Previously, Mr. Begeman has served as Executive Chairman of Premier (since 2015), President, Chief Executive Officer and Director of Avion Gold Corp. (from 2008 to 2012) and as Chief Operating Officer of Zinifex Canada Inc. (formerly Wolfden Resources Inc.), where he was responsible for managing the day-to-day operations of the company. Mr. Begeman is a Leadership Fellow member of the National Association of Corporate Directors and has attained the Institute of Corporate Directors ICD.D designation.	336,159
John Seaman(2), Ontario, Canada	53	Director	Mr. Seaman currently serves as President and Chief Executive Officer of a private security company and is a director of Wolfden Resources Corporation. Mr. Seaman previously served as Chief Financial Officer of Premier (from August 2006 to June 2012) and as Chief Financial Officer of Wolfden Resources Inc. (from October 2002 to May 2007). He has also been a director and/or officer of various small-cap public companies. Mr. Seaman also holds an ICD.D designation from the Institute of Corporate Directors.	93,442

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Name and Province/State of Residence	Age	Position	Principal Occupation During Last Five Years	Pro forma Holdings of SpinCo Shares(1)
Greg Smith, British Columbia, Canada	45	Director	Mr. Smith currently serves as President of Equinox Gold and is also a director of Solaris Resources Inc. and Royalty North Partners Ltd. Mr. Smith is a Canadian Chartered Professional Accountant.	Nil
Arthur Einav, Ontario, Canada	45	Director	Mr. Einav currently serves as General Counsel, Corporate Secretary, Senior Managing Director & Co-Head Enterprise Shared Services Group, Sprott Inc.	Nil
Matthew Gili, Nevada, U.S.A.	52	President and Chief Operating Officer	Mr. Gili served as the Executive General Manager - Cortez District for Barrick Gold Corporation from 2013 to 2016 and Chief Technical Officer for Barrick Gold Corporation from 2017 to 2018. He also served as the President and CEO of Nevada Gold Corporation from 2018 to 2020.	Nil
Ryan Snow Nevada, U.S.A.	38	Chief Financial Officer	Mr. Snow most recently served as the Vice President of Finance of Nevada Copper Corp., where he helped to secure project financing and restructure debt during the construction and production ramp-up of the Pumpkin Hollow mine. Mr. Snow also served as the Vice President, Finance and Controller for Tahoe Resources Inc. during which time he oversaw the financial aspects of the Sarbanes-Oxley implementation, two business acquisitions and progressed the Escobal mine in Guatemala.	Nil.
Matthew Gollat, Ontario, Canada	40	Executive Vice-President Business and Corporate Development	Mr. Gollat currently serves as the Vice-President, Business Development of Premier.	44,736
Brent Kristof Nevada, U.S.A.	63	Executive Vice-President, Operations	Mr. Kristof currently serves as Senior Vice-President, Operations of Premier (2017-present). Previously, Mr. Kristof served as Chief Operating Officer for Klondex Mines Limited (2014-2016).	58,666

Notes:

(1)	Based on the number of outstanding Premier Shares held as of January 25, 2020 and the SpinCo Exchange Ratio. Assuming completion of the Arrangement with no Dissenting Shareholders. Prior to giving effect to the completion of the SpinCo Financing and the issuance of SpinCo Shares pursuant to the Permitted Purchase.
(2)	Anticipated to be independent within the meaning of NI 52-110.

It is anticipated that each of the directors of SpinCo will hold office until the first annual meeting of the SpinCo Shareholders or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated in accordance with SpinCo's articles or by-laws.

Assuming completion of the Arrangement and prior to giving effect to the completion of the SpinCo Financing and the issuance of SpinCo Shares pursuant to the Permitted Purchase, it is anticipated that the proposed directors and executive officers of SpinCo, as a group, will beneficially own, directly or indirectly, or exercise control or direction over 2,601,580 SpinCo Shares, or approximately 1.89% of the number of SpinCo Shares that will be outstanding immediately following completion of the Arrangement (on a non-diluted basis), assuming the number of outstanding Premier Shares as of the date hereof remains unchanged prior to the Effective Time and that no Premier Shareholders exercise Dissent Rights with respect to the Arrangement.

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In connection with the completion of the Arrangement, SpinCo expects to appoint Ewan Downie (Chief Executive Officer), Matthew Gili (President and Chief Operating Officer), Ryan Snow (Chief Financial Officer), Matthew Gollat (Executive Vice-President Business and Corporate Development), Brent Kristof (Executive Vice-President, Projects and Evaluation) as executive officers. SpinCo expects to continue to source suitable candidates for executive officer positions as it proceeds towards completion of the Arrangement and may make additional appointments to such positions in the ordinary course, both before and after the Effective Time.

Other Reporting Issuer Experience

The following table sets out the directors and officers of SpinCo that are directors, officers or promoters of other reporting issuers:

Name	Name of Other Reporting Issuer	Name of Trading Market(s)	Position Held	Dates
Ron Clayton	Gold Standard Ventures Corp. Silver Elephant Mining Corp. 1911 Gold Corporation	TSXV; NYSE TSX TSXV	Director Director CEO, President and Director	January 2018 - Present November 2019 - Present November 2018 - Present
Ewan Downie	Wolfden Resources Corporation Premier Gold Mines Limited Clean Air Metals Inc.	TSXV TSX TSXV	Non-Executive Chairman President, Chief Executive Officer and Director Director	August 2019 - Present May 2006 - Present June 2020 - Present
Eva Bellissimo	Euro Sun Mining Inc. Premier Gold Mines Limited	TSX TSX	Director Director	April 2019 - Present March 2020 - Present
John Begeman	African Gold Group, Inc. Yamana Gold Inc. Premier Gold Mines Limited	TSXV TSX; NYSE TSX	Director Director Director	April 2017 - Present May 2007 - Present May 2006 - Present
John Seaman	Wolfden Resources Corporation Premier Gold Mines Limited Norseman Silver Inc.	TSXV TSX TSXV	Director Director Director	June 2018 - Present May 2006 - Present September 2020 - Present
Greg Smith	Solaris Resources Inc. Royalty North Partners Ltd.	TSXV TSXV	Director Director	August 2018 - Present February 2016 - Present
Arthur Einav	Sprott Inc.	TSX; NYSE	General Counsel, Corporate Secretary, Senior Managing Director	May 2010 - Present
Ryan Snow	Nevada Copper Corp.	TSX	Vice President of Finance	October 2019 - Present
Matthew Gollat	Nomad Royalty Company	TSX; OTCQX	Director	May 2020 - Present

Corporate Cease Trade Orders or Bankruptcies

No proposed or current director or executive officer of SpinCo has, within the last 10 years prior to the date of this Information Statement, been a director, chief executive officer or chief financial officer of any issuer (including SpinCo and Premier) that, (i) while the person was acting in the capacity as director, chief executive officer or chief financial officer, was the subject of a cease trade or similar order or an order that denied the relevant issuer access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or (ii) was subject to an order that resulted, after the director, executive officer or securityholder holding a sufficient number of securities of SpinCo to affect materially the control of SpinCo ceased to be a director, chief executive officer or chief financial officer of an issuer, in the issuer being the subject of a cease trade or similar order or an order that denied the relevant issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days, which resulted from an event that occurred while that person was acting as a director, chief executive officer or chief financial officer of the issuer.

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Except as described below, no proposed or current director or executive officer of SpinCo has, within the last 10 years prior to the date of this Information Statement, been a director or executive officer of any company (including SpinCo and Premier) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

No proposed or current director or officer of SpinCo or securityholder holding a sufficient number of securities of SpinCo to affect materially the control of SpinCo has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

No proposed or current director or officer of SpinCo or securityholder holding a sufficient number of securities of SpinCo to affect materially the control of SpinCo has, within the last ten years prior to the date of this Information Statement, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or securityholder.

Conflicts of Interest

The directors of SpinCo are required by law to act honestly and in good faith and in what the director believes to be the best interests of SpinCo. There may be potential conflicts of interest to which the directors and officers of SpinCo will be subject in connection with the operations of SpinCo. In particular, certain of the directors and officers of SpinCo are involved in managerial or director positions with other mining companies whose operations may, from time to time, be in direct competition with those of SpinCo or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of SpinCo.

The bylaws of SpinCo provide that a director shall forthwith after becoming aware that he or she is interested in a transaction entered into, or to be entered into by, SpinCo, disclose the interest to all of the directors. If a conflict of interest arises at a meeting of the SpinCo Board, any director in a conflict will disclose his or her interest and abstain from voting on such matter.

Except as disclosed in this Information Statement and in the Premier Circular, to the best of SpinCo's knowledge, there are no known existing or potential conflicts of interest among SpinCo and its promoters, directors, expected officers or other members of management as a result of their outside business interests except, that certain of the directors, expected officers, promoters and other members of management serve as directors, officers, promoters and members of management of Premier and other public companies, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of such other companies.

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EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

At this time, no compensation has been paid by SpinCo to its executive officers or directors and none will be paid until after the Arrangement has been completed. Any historical compensation information set forth below was determined by Premier. Following completion of the Arrangement, it is anticipated by Premier, the sole shareholder of SpinCo prior to the Effective Date, that the executive officers of SpinCo will be paid salaries at a level that is comparable to companies of similar size and character. It is anticipated that following the Effective Date, the compensation of the executive officers and directors of SpinCo will be determined by the SpinCo Compensation Committee. The SpinCo Compensation Committee is expected to adopt a compensation structure that is appropriate for its size and the nature of its operations, while also providing an incentive for growth.

The "named executive officers" for purposes of the disclosure set forth below are the President and Chief Executive Officer following the Arrangement, and the expected next two highest paid executive officers, being SpinCo's Chief Financial Officer and Chief Operating Officer following the Arrangement. It is presently expected that in addition to awards that will be granted to executive officers pursuant to the SpinCo Omnibus Share Incentive Plan, compensation of the executive officers of SpinCo will be approximately as follows:

Officer Position	Base Salary (US$)
Chief Executive Officer	$380,000
Chief Financial Officer	$265,000
President & Chief Operating Officer	$325,000

SpinCo has not established an annual retainer fee or attendance fee for directors other than the Chairman of the SpinCo Board. However, SpinCo will establish directors' fees in the future and will reimburse directors for all reasonable expenses incurred in order to attend meetings. It is anticipated that directors will be partially compensated for their time and effort by granting them SpinCo Options pursuant to the SpinCo Omnibus Share Incentive Plan. Depending on the future development of SpinCo and other factors that may be considered relevant by the SpinCo Board from time to time, it may be determined in the future to emphasize increased base salaries and rely to a lesser extent on share options or other incentives.

Termination of Employment, Changes in Responsibility and Employment Contracts

None of the proposed officers or employees of SpinCo have, as of the date of this Information Statement, any formal employment agreements, contracts or arrangements in place.

SpinCo intends to formalize the employment arrangements with its officers and senior management. Such arrangements may be formalized prior to or following the Effective Time. When formalized, such employment arrangements are expected to contain termination clauses or change of control benefits customary for arrangements of this nature.

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Option-Based Awards

The SpinCo Omnibus Share Incentive Plan will be administered by the SpinCo Compensation Committee, which will designate, in each year, the recipients of SpinCo Options and the terms and conditions of each grant, in each case in accordance with applicable securities laws and stock exchange requirements. The SpinCo Options and SpinCo Shares available to be issued under the SpinCo Omnibus Share Incentive Plan will be used to retain and motivate current directors, officers, employees and consultants and attract new directors, officers, employees and consultants. See "Description of Capital Structure - SpinCo Omnibus Share Incentive Plan" in this Information Statement.

Pursuant to the Arrangement, SpinCo will issue Replacement SpinCo Options to the former holders of Premier Options, in the manner and on the terms specified in the Plan of Arrangement. Each Replacement SpinCo Option will entitle the holder to acquire 0.4 of a SpinCo Share. The Replacement SpinCo Options will be governed by the SpinCo Omnibus Share Incentive Plan.

Share-Based Awards

The SpinCo Omnibus Share Incentive Plan will be administered by the SpinCo Compensation Committee, which will designate certain eligible persons who may be granted share-based awards, including SpinCo Share Units and SpinCo DSUs. The SpinCo Omnibus Share Incentive Plan will set out the terms and conditions of such grants, in each case in accordance with the SpinCo Omnibus Share Incentive Plan and applicable securities laws and stock exchange requirements. The grant of share-based awards under the SpinCo Omnibus Share Incentive Plan will be used as part of SpinCo's overall executive compensation plan to align the interests of the holders of such awards with the SpinCo Shareholders, and to assist in the retention of qualified and experienced persons by rewarding those individuals who make a long-term commitment. See "Description of Capital Structure - Summary of SpinCo Omnibus Share Incentive Plan" in this Information Statement.

AUDIT COMMITTEE

NI 52-110 requires that the SpinCo Audit Committee meet certain requirements. It also requires SpinCo disclose certain information regarding the SpinCo Audit Committee. That information is disclosed below.

Overview

The SpinCo Audit Committee is responsible for monitoring SpinCo's systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and appointing and monitoring the performance and independence of SpinCo's external auditors. The SpinCo Audit Committee is also responsible for reviewing SpinCo's audited financial statements, unaudited interim financial statements and related MD&A prior to their approval by the SpinCo Board.

The Audit Committee Charter

It is anticipated that the SpinCo Board will adopt an Audit Committee charter (the "SpinCo Audit Committee Charter"), substantially in the form attached as Appendix "S" of the Premier Circular mandating the role of the SpinCo Audit Committee in supporting the SpinCo Board in meeting its responsibilities to SpinCo Shareholders.

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Composition of the SpinCo Audit Committee

The SpinCo Audit Committee will consist of at least three directors as determined by the SpinCo Board, all of whom shall be free from any relationship that, in the opinion of the SpinCo Board, would interfere with the exercise of his or her independent judgment as a member of the SpinCo Audit Committee. Such independent members of the SpinCo Audit Committee shall meet the independence criteria established in NI 52-110.

At least one member of the SpinCo Audit Committee shall have accounting or related financial management expertise. All members of the SpinCo Audit Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the SpinCo Audit Committee Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by SpinCo's financial statements.

The members of the SpinCo Audit Committee shall be elected by the SpinCo Board at its first meeting following the Premier Meeting. Unless a Chair is appointed by the SpinCo Board, the members of the SpinCo Audit Committee may designate a Chair by a majority vote of the full SpinCo Audit Committee membership.

The following table sets out the names of the SpinCo Board nominees expected to become members of the SpinCo Audit Committee and whether they are "independent" and "financially literate" for the purposes of NI 52-110.

Name of Member	Independent	Financially Literate
John Seaman, Chairman	Yes	Yes
John Begeman	Yes	Yes
Greg Smith	Yes	Yes

Relevant Education and Experience

The following summarizes the education and experience of each member of the SpinCo Audit Committee relevant to the performance of his responsibilities as a SpinCo Audit Committee member and, in particular, any education or experience that would provide the member with:

(a)	an understanding of the accounting principles used by SpinCo to prepare its financial statements;
(b)	the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;
(c)	experience preparing, auditing, analyzing or evaluating financial statements that present breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by SpinCo's financial statements, or experience actively supervising one or more persons engaged in such activities; and
(d)	an understanding of internal controls and procedures for financial reporting.

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John Seaman

Mr. John Seaman has significant experience working with resource issuers as a director, controller and chief financial officer. He has also been a member of various public company audit committees. Mr. Seaman received a Bachelor of Education degree from Lakehead University in April 1993 and a Bachelor of Science degree in April 1990.

John Begeman

Mr. Begeman is a Professional Mining Engineer with over 40 years' experience. He currently serves as a Director and Chairman of the Board for Premier and is a Director for Yamana Gold Inc. As a Director of Yamana, he serves as the Chairman of the Sustainability Committee and member of the Audit Committee. Mr. Begeman is also the Lead Independent Director and member of the Audit and Compensation Committees of African Gold Group. He previously served as the President, CEO and Director of Avion Gold Corporation, Chief Operating Officer of Zinifex Canada Inc. and Vice President, Western Operations of Goldcorp Inc. In his capacity for Goldcorp, he was responsible for its surface gold operations in South Dakota and the Industrial Minerals Division in Saskatchewan. Prior to Goldcorp, Mr. Begeman held various engineering and management positions with Morrison Knudsen Company in the contract mining operations group throughout the Western United States. Mr. Begeman holds a B.Sc. in Mining Engineering, a M.S. in Engineering Management and a MBA. Mr. Begeman is a member of the National Association of Corporate Directors, as well as The Canadian Institute of Corporate Directors, and holds the ICD.D director designation.

Greg Smith

Greg Smith has been President of Equinox Gold since March 2017, when JDL Gold merged with Luna Gold and Greg transitioned from his role as CEO of JDL Gold. Prior to his role with JDL Gold, he held the roles of CEO and founder of Anthem United, President and CEO of Esperanza Resources prior to its sale to Alamos Gold, and CFO of Minefinders Corporation prior to its sale to Pan American Silver. Previously Greg has held management positions at both Goldcorp and the mining division of KPMG LLP, and he also acted as a director of Premier Royalty prior to its sale to Sandstorm Gold. Currently Greg is a director of both Solaris Resources and Royalty North Partners. Greg is a Canadian Chartered Professional Accountant.

Reliance on Certain Exemptions

At no time since the commencement of SpinCo's most recently completed financial year has SpinCo relied on the exemption set out in section 2.4 (De Minimis Non-audit Services), section 3.2 (Initial Public Offerings), subsection 3.3(2) (Controlled Companies), section 3.4 (Events Outside Control of Member), section 3.5 (Death, Disability or Resignation of Committee Member), section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) or section 3.8 (Acquisition of Financial Literacy) of NI 52-110 or any exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions) of NI 52-110.

Audit Committee Oversight

At no time since the commencement of the most recently completed financial year of SpinCo was a recommendation of the SpinCo Audit Committee to nominate or compensate an external auditor not adopted by the directors of SpinCo.

SpinCo has not paid any fees to Grant Thornton LLP in respect of audit fees, audit related fees, tax fees or other fees in each of the last two fiscal years and any such fees incurred to date will be paid by Premier.

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Pre-Approval Policies and Procedures

The SpinCo Board anticipates adopting the SpinCo Audit Committee Charter, substantially in the form attached as Appendix "S" of the Premier Circular, which contains policies and procedures for the engagement of non-audit services. The SpinCo Audit Committee will be responsible for the pre-approval of all audit services and permissible non-audit services to be provided to SpinCo by the external auditors subject to any exceptions provided in NI 52-110.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There exists no indebtedness of the directors or executive officers of SpinCo, or any of their associates, to SpinCo, nor is any indebtedness of any of such persons to another entity the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by SpinCo.

SPONSORSHIP

SpinCo has applied to the TSX for an exemption from the sponsorship requirement in connection with its application to list the SpinCo Shares on the TSX. While SpinCo believes it qualifies for an exemption, there can be no assurance that the exemption will be granted by the TSX.

RISK FACTORS

Ownership of securities of SpinCo is subject to various risks and uncertainties, including those set out under the heading "Cautionary Note Regarding Forward-Looking Information" in this Information Statement and those set out in the Premier Circular. Such risks and uncertainties should be carefully considered before making a decision on the Arrangement Resolution and other matters concerning SpinCo to come before the Premier Meeting. Additional risks and uncertainties not presently known to SpinCo or that SpinCo currently deems immaterial may also impair SpinCo's business operations. If any of the possibilities described in such risks actually occurs, SpinCo's business, financial condition and operating results could be materially adversely harmed.

Risks Relating to SpinCo's Business

SpinCo's mining operations are inherently dangerous and various factors could result in a prolonged interruption of SpinCo's operations and negatively impact its business and financial condition.

Mining operations are inherently dangerous and generally involve a high degree of risk. SpinCo's operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold and silver, including, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, pit wall failure, mining voids and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or loss of life, damage to property and environmental damage, all of which may result in possible legal liability. Although SpinCo expects that adequate precautions to minimize risk will be taken, mining operations are subject to hazards such as fire, rock falls, geomechanical issues, equipment failure, failure of retaining dams around tailings disposal areas and instability of historical tailings, which may result in environmental pollution and consequent liability. The occurrence of any of these events could result in a prolonged interruption of SpinCo's operations that would have a material adverse effect on its business, financial condition, results of operations and prospects.

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SpinCo's current and proposed exploration programs may not result in profitable commercial mining operations and, due to factors beyond its control, may result in SpinCo not receiving an adequate return on invested capital.

Development of any of SpinCo's exploration and development-stage mineral projects will only follow upon, among other things, obtaining satisfactory exploration results and the completion of feasibility or other economic studies. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the current or proposed exploration programs on exploration properties in which SpinCo has an interest will result in a profitable commercial mining operation.

The economics of exploring and developing mineral properties are affected by many factors, including capital and operating costs, variations of the grades and tonnages of ore mined, fluctuating mineral market prices, costs of mining and processing equipment and such other factors as government regulations, allowable production, importing and exporting of minerals and environmental protection. Whether developing a producing mine is economically feasible will depend upon numerous factors, most of which are beyond the control of SpinCo, including the availability and cost of required development capital, movement in the price of commodities, securing and maintaining title to mining tenements, as well as obtaining all necessary consents, permits and approvals for the development of the mine. Should a producing mine be developed at any of SpinCo's exploration or development-stage mineral properties, other factors will ultimately impact whether mineral extraction and processing can be conducted economically, including actual mineralization, consistency and reliability of ore grades and future commodity prices, as well as the effective design, construction and operation of processing facilities. SpinCo's operating expenses and capital expenditures may increase in subsequent years as consultants, personnel and equipment associated with advancing exploration, development and commercial production of its properties are added. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in SpinCo not receiving an adequate return on invested capital. Although SpinCo evaluates these risks and carries insurance policies to mitigate the risk of loss where economically feasible, not all of these risks are reasonably insurable and insurance coverages may contain limits, deductibles, exclusions and endorsements. SpinCo cannot assure that its coverage will be sufficient to meet its needs. Such a loss may have a material adverse effect on SpinCo.

Even if the development of one of SpinCo's projects is found to be economically feasible and approved by the SpinCo Board, such development will require obtaining permits and financing, and the construction and operation of mines, processing plants and related infrastructure, including road access. As a result, SpinCo will be subject to all of the risks associated with establishing new mining operations, including those described above. The costs, timing and complexities of developing its projects may be greater than anticipated because such property interests are not located in developed areas, and, as a result, its property interests are not currently served by appropriate road access, water and power supply and other support infrastructure. Cost estimates may increase significantly as more detailed engineering work is completed on a project. It is common in new mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up. In addition, delays in the early stages of mineral production often occur. Accordingly, SpinCo cannot provide assurance that its activities will result in profitable mining operations at its mineral properties.

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The estimation of Mineral Reserves and Mineral Resources may be imprecise and depends upon subjective factors. Estimated Mineral Reserves and Mineral Resources may not be realized in actual production. SpinCo's results of operations and financial position may be adversely affected by inaccurate estimates.

Mineral Reserves and Mineral Resources are estimates only, and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves can be mined or processed profitably. Mineral Reserve and Mineral Resource estimates may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other relevant issues. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond SpinCo's control. Such estimation is a subjective process and the accuracy of any Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data, the nature of the ore body and of the assumptions made and judgments used in engineering and geological interpretation. These estimates may require adjustments or downward revisions based upon further exploration or development work or actual production experience.

Fluctuations in gold or silver prices, results of drilling, metallurgical testing and production, the evaluation of mine plans after the date of any estimate, permitting requirements or unforeseen technical or operational difficulties may require revision of Mineral Reserve and Mineral Resource estimates. Prolonged declines in the market price of gold (or applicable by-product metal prices) may render Mineral Reserves containing relatively lower grades of mineralization uneconomical to recover and could materially reduce SpinCo's Mineral Reserves. Should reductions in Mineral Resources or Mineral Reserves occur, SpinCo may be required to take a material write-down of its investment in mining properties, reduce the carrying value of one or more of its assets or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Mineral Resources and Mineral Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations. There is a degree of uncertainty attributable to the calculation and estimation of Mineral Resources and Mineral Reserves and corresponding grades being mined and, as a result, the volume and grade of Mineral Reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Mineral Reserves and Mineral Resources, or of SpinCo's ability to extract these Mineral Reserves, could have a material adverse effect on SpinCo's results of operations and financial condition.

Mineral Resources are not Mineral Reserves and have a greater degree of uncertainty as to their existence and feasibility. There is no assurance that Mineral Resources will be upgraded to proven or probable Mineral Reserves.

SpinCo's Mineral Resources do not have demonstrated economic viability and may never be classified as proven or probable Mineral Reserves.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. There is no assurance that the Mineral Resources set out in the Exhibits to this Information Statement will ever be classified as proven or probable Mineral Reserves as a result of continued exploration. In addition, Mineral Resources that are classified as inferred Mineral Resources are considered too speculative geologically to have economic considerations applied to them to enable them to be categorized as Mineral Reserves. Due to the uncertainty which may attach to inferred Mineral Resources, there is no assurance that the estimated tonnage and grades as stated will be achieved or that they will be upgraded to measured and indicated Mineral Resources or proven and probable Mineral Reserves as a result of continued exploration.

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Fluctuating commodity prices may result in SpinCo not receiving an adequate return on invested capital and a loss of all or part of an investment in securities of SpinCo may result.

If SpinCo enters into production at any other site, its profitability will be dependent upon the market price of gold and any other metals contained in minerals discovered. Historically, gold prices have fluctuated widely and are affected by numerous external factors beyond SpinCo's control, including industrial and retail demand, central bank lending, sales and purchases of gold, forward sales of gold by producers and speculators, production and cost levels in major producing regions, short-term changes in supply and demand because of speculative hedging activities, confidence in the global monetary system, expectations of the future rate of inflation, the strength of the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates, terrorism and war, the spread of communicable diseases and other global or regional political or economic events. Resource prices have fluctuated widely and are sometimes subject to rapid short-term changes because of speculative activities. The exact effect of these factors cannot be accurately predicted, but any one of, or any combination of, these factors may result in SpinCo not receiving an adequate return on invested capital and a loss of all or part of an investment in securities of SpinCo may result.

Failure to further develop the South Arturo Mine may result in a material adverse effect on SpinCo's business, financial condition, results of operations, cash flows and prospects.

The ability of SpinCo to sustain or increase its present level of gold and silver production is dependent in part on the success of its projects. The only project currently in production is the South Arturo Mine, in which SpinCo will hold a 40% interest through the Premier/Barrick JV. Barrick owns the remaining 60% interest in the Premier/Barrick JV through its interest in Nevada Gold (a joint venture between Barrick and Newmont operated by Barrick), and is the operator of the South Arturo Mine. Risks and unknowns inherent in all projects include but are not limited to: the accuracy of Mineral Reserve and Mineral Resource estimates; metallurgical recoveries; geotechnical and other technical assumptions; capital and operating costs of ongoing production of the project; the future price of gold and silver; environmental compliance regulations and restraints; political climate and/or governmental regulation and control; the accuracy of engineering; the ability to manage large-scale construction; and scoping of major projects including delays, aggressive schedules and unplanned events and conditions. The significant capital expenditures and long time period required to further develop this project are considerable and changes in costs and market conditions or unplanned events or construction schedules can affect project economics. Barrick's ability to maintain licenses to operate the South Arturo Mine is also important to the success of this project. Actual costs and economic returns may differ materially from estimates prepared by Barrick, or Barrick could fail or be delayed in obtaining all approvals necessary for execution of the project, in which case, the project may not proceed either on its original timing or at all. In addition, the South Arturo Mine may not demonstrate attractive economic feasibility at low gold or silver prices.

The capital costs for the South Arturo Mine that SpinCo may be responsible for funding may outweigh SpinCo's capital, financial and staffing capacity and may adversely affect the development of the South Arturo Mine. The inability to further develop the South Arturo Mine could have a material adverse effect on SpinCo's business, financial condition, results of operations, cash flows or prospects.

Projects also require the successful completion of feasibility studies, the resolution of various fiscal, tax and royalty matters, the issuance of, and compliance with, necessary governmental permits and the acquisition of satisfactory surface or other land rights. It may also be necessary for Barrick (on behalf of the Premier/Barrick JV) to, among other things, find or generate suitable sources of water and power for the project, ensure that appropriate community infrastructure is developed by third parties to support the project and to secure appropriate financing to fund these expenditures. It is also not unusual in the mining industry for mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring the investment of more capital than anticipated.

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If SpinCo does not complete the SpinCo Financing or is not able to obtain any additional financing required to advance exploration at the McCoy-Cove Project and Getchell Project or fund the development of the South Arturo Mine, it may be required to reduce the scope of its planned business objectives which may have a material adverse effect on its future prospects.

Upon completion of the Arrangement, SpinCo will have various capital requirements and exploration expenditures as it proceeds to expand exploration activities at its mineral properties, develop any such properties, or take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may be presented to it. See "Financing, Available Funds and Principal Purposes" in this Information Statement. The continued exploration and future development of SpinCo's exploration and development-stage properties will therefore depend on SpinCo's ability to obtain the required financing. In particular, any potential development of its projects will require substantial capital commitments, which SpinCo cannot currently quantify and does not currently have in place. SpinCo can provide no assurance that it will be able to obtain financing on favourable terms or at all. In conjunction with the Arrangement, SpinCo intends to complete the SpinCo Financing. As of the date of this Information Statement, the Offering Price and size of the SpinCo Financing have not been definitively determined and SpinCo has not entered into any definitive underwriting or agency agreement with any investment bank in respect thereof. There can be no certainty that SpinCo will be able to complete the SpinCo Financing for gross proceeds of up to US$75 million, or at all, or that any proceeds raised as a part of the SpinCo Financing will be sufficient to satisfy the working capital requirements of the TSX or to fund SpinCo's operations. In addition, there can be no certainty that SpinCo will be able to satisfy the escrow release conditions customary for a subscription receipt financing of this nature, and as such, that the net proceeds raised in connection with the SpinCo Financing will ultimately be released to SpinCo.

In addition, SpinCo may incur substantial costs in pursuing future capital requirements, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. The ability to obtain needed financing may be impaired by such factors as the capital markets (both generally and in the gold industry in particular), the price of gold on the commodities markets (which will impact the amount of asset-based financing available) and/or the loss of key management personnel. If SpinCo is unable to obtain additional financing as needed, it may not be able to fund cash calls from Barrick pursuant to its obligations under the Premier/Barrick JV and may not be able to move forward with its planned exploration activities for the McCoy-Cove Project and the Getchell Project. Any of the foregoing could have a material adverse effect on SpinCo's business, financial condition, results of operations, cash flows or prospects.

Following the Arrangement, SpinCo will not be able to rely on the capital resources of Premier and may not be able to implement successfully the changes necessary to operate independently, which could materially affect its cash flows and results of operations.

Following the Arrangement, the separation of SpinCo from the other business of Premier may materially affect SpinCo. It is therefore difficult to evaluate SpinCo's business and future prospects. In particular, the McCoy-Cove Project and Getchell Project are at the development-stage with operating losses expected to continue for the foreseeable future. The future success of SpinCo is dependent on the SpinCo Board's ability to implement its strategy. While the SpinCo Board is optimistic about SpinCo's prospects, there is no certainty that anticipated outcomes and sustainable revenue streams will be achieved. SpinCo faces risks frequently encountered by developing companies. In particular, its future growth and prospects will depend on its ability to manage growth and to continue to expand and improve operational, financial and management information and quality control systems on a timely basis, while at the same time maintaining effective cost controls. Any failure to expand and improve operational, financial and management information and quality control systems in line with SpinCo's growth could have a material adverse effect on SpinCo's business, financial condition and results of operations.

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SpinCo may not be able to implement successfully the changes necessary to operate independently. SpinCo may incur additional costs relating to operating independently that could materially affect its cash flows and results of operations. SpinCo may require Premier to provide SpinCo with certain services and facilities on a transitional basis. SpinCo may, as a result, be dependent on such services and facilities until it is able to provide or obtain its own. See "General Development of the Business - The Arrangement and Related Matters - SpinCo Transition Services Agreement" in this Information Statement.

In addition, upon the Arrangement becoming effective, the operating history of Premier cannot be regarded as the operating history of SpinCo. The ability of SpinCo to raise capital, satisfy its obligations and provide a return to SpinCo Shareholders will be dependent on future performance. It will not be able to rely on the capital resources and cash flows of Premier. In addition, SpinCo will need to raise financing on a stand-alone basis without reference to Premier and may not be able to secure adequate debt or equity financing on desirable terms or not at all. Financing on a stand-alone basis may affect the interest rate charged on financings, as well as the amounts of indebtedness, types of financing structures, and debt markets that may be available to SpinCo following the Arrangement. SpinCo may not be able to raise the capital it requires on desirable terms following the Arrangement.

Failure to complete the Getchell Acquisition without an alternative could have an adverse effect on SpinCo's business plan and operations.

The completion of the Getchell Acquisition is subject to various contingencies and the satisfaction of customary closing conditions for a transaction of this nature. There can be no guarantee that SpinCo and Waterton will be able to successfully complete the transaction. These differences, either individually or in the aggregate, may be adverse to SpinCo. Failure to complete the Getchell Acquisition without an alternative could have an adverse effect upon SpinCo's business plan and operations.

In addition, the number of SpinCo Shares and SpinCo Warrants to be issued to Waterton under the Getchell Acquisition has not been definitely determined as of the date hereof, and will only be determined once the SpinCo Financing is completed. As such, SpinCo may be required to issue more SpinCo Shares and SpinCo Warrants to Waterton than is currently contemplated in the "Consolidated Capitalization" section of this Information Statement, which in turn would result in further dilution of each SpinCo Shareholders' ownership in SpinCo on both on undiluted and partially diluted basis.

In addition, in circumstances where the Premier Shareholders do not approve the Getchell Warrant Resolution or the Getchell Warrant Resolution does not otherwise take effect, there can be no assurance that SpinCo will be able to complete the Getchell Acquisition in accordance with the terms currently contemplated or at all. See "Part 11 - SpinCo Financing and Getchell Warrant" in the Premier Circular.

Failure to achieve capital and operational cost estimates could have an adverse impact on SpinCo's future cash flows and financial condition.

Decisions about the development of SpinCo's mineral properties in the future will ultimately be based upon technical studies. Technical studies derive estimates of cash operating costs based upon, among other things:

•	anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;

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•	anticipated recovery rates of gold, silver and other metals from the ore;
•	cash operating costs of comparable facilities and equipment; and
•	anticipated climatic conditions.

It is important to note that the economic parameters described in technical studies include a number of assumptions and estimates that could prove to be incorrect. For example, capital costs, operating costs, production and economic returns and other estimates contained in studies or estimates prepared by or for SpinCo, may differ significantly from those anticipated by SpinCo's current studies and estimates (or any estimates prepared by Barrick, in the case of the Premier/Barrick JV) and there can be no assurance that SpinCo's actual operating costs will not be higher than currently anticipated. SpinCo's actual costs may vary from estimates for a variety of reasons, including: short-term operating factors; revisions to mine plans; risks and hazards associated with mining; natural phenomena (such as inclement weather conditions, water availability, floods and earthquakes), the outbreak of communicable diseases, (such as COVID-19); and unexpected labour shortages or strikes. Operational costs may also be affected by a variety of factors, including: changing waste-to-ore ratios; ore grade metallurgy; labour costs; the cost of commodities; general inflationary pressures; currency exchange rates; availability and terms of financing; difficulty of estimating construction costs over a period of years; delays in obtaining environmental or other government permits; and potential delays related to social and community issues. Many of these factors are beyond SpinCo's control. Failure to achieve estimates, or material increases in costs, could have an adverse impact on SpinCo's future cash flows, business, results of operations and financial condition.

Furthermore, delays in the construction and commissioning of mining projects or other technical difficulties may result in even further capital expenditures being required. Any delay in the development of a project or cost overruns or operational difficulties once the project is fully developed may have a material adverse effect on SpinCo's business, results of operations and financial condition.

Forecasts of future production are estimates and actual production may be less than estimated, which could have a material adverse effect on SpinCo's results of operations and financial condition.

Forecasts of future production at the South Arturo Mine are estimates prepared by Barrick, SpinCo's joint venture partner for the Premier/Barrick JV, and are based on interpretation and assumptions and actual production may be less than estimated. The Premier/Barrick JV's ability to achieve and maintain the production rates on which such estimates are based is subject to a number of risks and uncertainties. Production estimates for the South Arturo Mine are dependent on, among other things, the accuracy of Mineral Reserve and Mineral Resource estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, and the physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics, and the accuracy of estimated rates and costs of mining and processing. Actual production at the South Arturo Mine may vary from estimates prepared by Barrick on behalf of the Premier/Barrick JV for a variety of reasons. The failure to achieve production estimates could have a material adverse effect on SpinCo's results of operations and financial condition. There is no guarantee that anticipated production costs that SpinCo is responsible for funding on behalf of the Premier/Barrick JV will be achieved at the South Arturo Mine. Failure to achieve anticipated production costs could have a material adverse impact on SpinCo's ability to repay any loans and generate revenue and cash flow to fund operations and future profitability.

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SpinCo is dependent on a small number of key employees. The loss of one or more of these key employees, if not replaced, could have a material adverse effect on SpinCo's business, results of operations and financial condition.

The SpinCo Board and management currently consist of a relatively small number of key personnel. In the course of establishing SpinCo as an entity independent from Premier, SpinCo intends to build out its management and team as described elsewhere in this Information Statement, however during the initial phase in particular, SpinCo is dependent on a relatively small number of key employees, the loss of any of whom could have a material adverse effect on its operations. There is intense competition for engineers, geologists and persons with mining expertise. The ability of SpinCo to hire and retain engineers, geologists and persons with mining expertise is key to its mining operations. Further, relations with employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in the jurisdictions in which SpinCo's mining operations are conducted. Changes in such legislation or otherwise in SpinCo's relationships with its employees may result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on SpinCo's mining operations, results of operations and financial condition.

SpinCo does not have in place formal programs for succession and training of management. SpinCo does not have key person insurance on such individuals, which insurance would provide SpinCo with insurance proceeds in the event of their death. Without key person insurance, SpinCo may not have the financial resources to develop or maintain its business until it replaces the individual. The loss of one or more of these key employees, if not replaced, could have a material adverse effect SpinCo's business, results of operations and financial condition.

Failure to retain directors and senior management could have material adverse effect on SpinCo and its prospects.

The success of SpinCo will be largely dependent on the performance of the SpinCo Board and senior management. There is no assurance that SpinCo can maintain the services of the SpinCo Board and management or other qualified personnel required to operate its business. Failure to do so could have a material adverse effect on SpinCo and its prospects.

SpinCo will rely on third parties for important relationships and services. Any loss of one or more of these key business alliances or contracts could adversely impact SpinCo, its business, operating results and prospects.

SpinCo will rely significantly on strategic relationships with other entities, namely Barrick, who is the operator of the South Arturo Mine on behalf of the Premier/Barrick JV.

SpinCo will also rely on good relationships with regulatory and governmental departments and upon third parties to provide essential contracting services. In the case of the South Arturo Mine, SpinCo holds its interest in the South Arturo Mine through its 40% interest in the Premier/Barrick JV. SpinCo is not the operator of the South Arturo Mine. Accordingly, decisions made at the South Arturo Mine on behalf of the Premier/Barrick JV may not accord with SpinCo's stated or desired plan. There can be no assurance that SpinCo's existing relationships, including its relationship with Barrick, will continue to be maintained or that new ones will be successfully formed and SpinCo could be adversely affected by changes to such relationships or difficulties in forming new ones. Any circumstance, which causes the early termination or non-renewal of one or more of these key business alliances or contracts, could adversely impact SpinCo, its business, operating results and prospects.

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Issues arising from the Premier/Barrick JV and SpinCo's relationship with its joint venture partner could have a material adverse impact on operations at the South Arturo Mine and SpinCo's future cash flows and financial condition.

SpinCo's interest in the South Arturo Mine is held as part of the Premier/Barrick JV. The Premier/Barrick JV is subject to the risks normally associated with the conduct of joint ventures. These risks may include, but are not limited to: (i) disagreements between joint venture partners on how to develop and operate mines efficiently; (ii) that joint venture partners may at any time have economic or business interests or goals that are, or become, inconsistent with another joint venture partner's business interests or goals; (iii) an inability of joint venture partners to meet their obligations to the joint venture or third parties; (iv) the possibility that a joint venture partner might become bankrupt; (v) the possibility that a joint venture partner may not be able to sell its interest in the joint venture; or (vi) litigation arising between joint venture partners regarding joint venture matters. The existence or occurrence of one or more of the foregoing circumstances and events could have a material adverse impact on operations at the South Arturo Mine and SpinCo's profitability, future cash flows, earnings, results of operations and financial condition.

SpinCo's financial statements may not reflect what SpinCo's financial position, results of operations or cash flows will be in the future.

SpinCo believes management has made reasonable assumptions underlying the SpinCo's financial statements and pro forma financial statements, including reasonable allocations of corporate expenses from Premier, such as expenses related to employee benefits, finance, human resources, legal, information technology and executive management. However, because SpinCo's financial statements are based on certain assumptions and include allocations of corporate expenses from Premier, SpinCo's financial statements may not reflect what SpinCo's financial position, results of operations or cash flows would have been had SpinCo operated as a stand-alone company during the historical periods presented or what SpinCo's financial position, results of operations or cash flows will be in the future.

A failure or breach of SpinCo's network systems could corrupt SpinCo's financial or operational data and may have a material adverse impact on SpinCo's reputation and results of operations.

Major equipment failures, natural disasters including severe weather, terrorist acts, acts of war, cyber-attacks or other breaches of network systems or security that affect computer systems within SpinCo's network could disrupt SpinCo's business functions, including SpinCo's exploration and production activities. The mining industry has become increasingly dependent on digital technologies. Mines and mills are automated and networked, and SpinCo relies on digital technologies to conduct certain exploration, development, production, processing and other activities. The mining industry faces various security threats, including cyber-security threats. Such attacks are increasing and include malicious software, attempts to gain unauthorized access to data and other electronic security breaches that could lead to disruptions to critical systems, unauthorized release of confidential information and corruption of data. A cyber-attack could negatively impact SpinCo's operations. A corruption of SpinCo's financial or operational data or an operational disruption of SpinCo's production infrastructure could, among other potential impacts, result in: (i) loss of production or accidental discharge; (ii) expensive remediation efforts; (iii) distraction of management; (iv) damage to SpinCo's reputation or its relationship with customers, vendors employees and joint venture partners; or (v) events of noncompliance, which events could lead to regulatory fines or penalties. Any of the foregoing could have a material adverse impact on SpinCo's reputation, profitability, future cash flows, earnings, results of operations and financial condition.

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There can be no assurance that SpinCo's title to mineral projects will be secured or that it will not be affected by an unknown title defect.

The acquisition of title to mineral projects is a very detailed and time consuming process. Although SpinCo has taken precautions to ensure that legal title to its property interests is properly recorded in the name of SpinCo where possible, there can be no assurance that such title will ultimately be secured. Furthermore, there is no assurance that the interests of SpinCo in any of its properties may not be challenged or impugned. Title insurance is generally not available for mineral properties and SpinCo has a limited ability to ensure that it has obtained secure claim to individual mineral claims. While SpinCo intends to take all reasonable steps to maintain title to its mineral properties, there can be no assurance that SpinCo will be successful in extending or renewing mineral rights on or prior to expiration of their term or that the title to any such properties will not be affected by an unknown title defect.

SpinCo's activities are subject to extensive governmental regulation. The costs and delays associated with obtaining necessary licences and permits from governmental bodies could stop or materially delay or restrict SpinCo from proceeding with the development of an exploration project, which in turn could have a material adverse effect on its business.

Exploration, development and mining of minerals are subject to extensive federal, provincial, state and local laws and regulations governing acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, water use, land use, environmental protection and remediation, endangered and protected species, mine safety and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied or amended in a manner that could have a material adverse effect on the business, financial condition and results of operations of SpinCo.

The costs and delays associated with obtaining necessary licences and permits and complying with these licences and permits and applicable laws and regulations could stop or materially delay or restrict SpinCo from proceeding with the development of an exploration project. Any failure to comply with applicable laws and regulations or licences and permits, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or material fines, penalties or other liabilities. SpinCo may be required to compensate those suffering loss or damage by reason of its mining operations and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits.

In addition, any changes in government policy may result in changes to laws affecting ownership of assets, mining policies, monetary policies, taxation, royalty rates, rates of exchange, environmental regulations, labour relations and return of capital. This may affect both SpinCo's ability to undertake exploration and development activities in respect of present and future properties in the manner currently contemplated, as well as its ability to continue to explore, develop and operate those properties in which it has an interest or in respect of which it has obtained exploration and development rights to date. The possibility that future governments may adopt substantially different policies, which might extend to expropriation of assets, cannot be ruled out.

Health epidemics and outbreaks of communicable diseases, such as COVID-19, may have a material adverse effect on SpinCo's business, financial condition and results of operations and could negatively affect the price of the SpinCo Shares and limit SpinCo's ability to raise capital.

SpinCo's business could be adversely impacted by the effects of the novel coronavirus or other health epidemics and/or outbreaks of communicable diseases, which could significantly disrupt SpinCo's operations and may have a material adverse effect on SpinCo's business and financial condition. In December 2019, a novel strain of the coronavirus (COVID-19) emerged in Wuhan, China and was declared a global pandemic by the World Health Organization in March 2020. The outbreak of COVID-19 has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown.

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The extent to which COVID-19 impacts SpinCo's business, including SpinCo's operations and the market for SpinCo's securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, including the continued duration, severity and scope of the COVID-19 outbreak and further actions taken to contain or treat the outbreak. In particular, the continued or perceived spread of COVID-19 globally could materially and adversely impact SpinCo's business including, without limitation, employee health, workforce productivity, increased insurance premiums, limitations on travel, the availability of industry experts and personnel, stoppage or suspension of its mining operations, restrictions to its drilling, development and exploration programs and/or the timing to process drill and other metallurgical testing and other factors that will depend on future developments beyond SpinCo's control, which may have a material adverse effect on SpinCo's business, financial condition and results of operations. Moreover, the actual and threatened spread of COVID-19 globally could also have a material adverse effect on the regional economies in which SpinCo operates, could continue to negatively impact shares markets, including the trading price of the SpinCo Shares, could adversely impact SpinCo's ability to raise capital, could cause continued interest rate volatility and movements that could make obtaining financing more challenging or more expensive, could adversely affect global economies and financial markets resulting in an economic downturn that could have an adverse effect on the demand for precious metals and SpinCo's future prospects and could result in any operations affected by COVID-19 becoming subject to quarantine. Any of these developments, and others, could have a material adverse effect on SpinCo's business and results of operations. There can also be no assurance that SpinCo's personnel will not be impacted by these pandemic diseases and ultimately see all or a portion of its mining operations suspended, workforce productivity reduced or incur increased medical costs and/or insurance premiums as a result of these health risks.

Interference in the maintenance or provision of SpinCo's infrastructure could adversely affect SpinCo's operations, financial condition and results of operations.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, railways, power sources and water supply are important determinants affecting capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect SpinCo's operations, financial condition and results of operations.

Challenges to or audits of SpinCo's tax filings could have a material adverse effect on SpinCo's business, results of operations and financial condition.

SpinCo's taxes are affected by a number of factors, some of which are outside of its control, including the application and interpretation of the relevant tax laws and treaties. If SpinCo's filing position, application of tax incentives or similar 'holidays' or benefits were to be challenged for whatever reason, this could have a material adverse effect on SpinCo's business, results of operations and financial condition.

SpinCo may be subject to routine tax audits by various tax authorities. Tax audits may result in additional tax, interest payments and penalties which would negatively affect SpinCo's financial condition and operating results. New laws and regulations or changes in tax rules and regulations or the interpretation of tax laws by the courts or the tax authorities may also have a substantial negative impact on SpinCo's business. There is no assurance that SpinCo's current financial condition will not be materially adversely affected in the future due to such changes.

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Information technology failures or cyber security incidents could adversely affect the reputation, operations or financial performance of SpinCo.

SpinCo is reliant on the continuous and uninterrupted operations of its information technology ("IT") systems. User access and security of all IT systems are critical elements to the operations of SpinCo. Protection against cyber security incidents and cloud security, and security of all of SpinCo's IT systems are critical to the operations of SpinCo. Any IT failure pertaining to availability, access or system security could result in disruption for personnel and could adversely affect the reputation, operations or financial performance of SpinCo.

SpinCo's IT systems could be compromised by unauthorized parties attempting to extract business sensitive, confidential or personal information, corrupting information or disrupting business processes or by inadvertent or intentional actions by SpinCo's employees or vendors. A cyber security incident resulting in a security breach or failure to identify a security threat, could disrupt business and could result in the loss of business sensitive, confidential or personal information or other assets, as well as litigation, regulatory enforcement, violation of privacy and security laws and regulations and remediation costs.

Labour difficulties might result in SpinCo not meeting its business objectives.

Factors such as work slowdowns or stoppages caused by the attempted unionization of operations and difficulties in recruiting qualified miners and hiring and training new miners could materially adversely affect SpinCo's business. This would have a negative effect on SpinCo's business and results of operations; which might result in SpinCo not meeting its business objectives.

Failure to maintain or obtain permits and licences could cause increases in exploration expenses, capital and operating expenditures or require abandonment or delays in development or exploitation of mining properties.

SpinCo (or Barrick, on behalf of the Premier/Barrick JV) is required to maintain in good standing a number of permits and licenses from various levels of governmental authorities in connection with the development and operations at its mineral properties.

Although SpinCo has all required permits for its current operations, there is no assurance that delays will not occur in the renewal of certain permits and there is no assurance that SpinCo (or Barrick, on behalf of the Premier/Barrick JV) will be able to obtain additional permits for any possible future changes to operations or additional permits associated with new legislation. There is also no assurance that SpinCo (or Barrick, on behalf of the Premier/Barrick JV) can obtain or that there will not be delays in obtaining the environmental approval or permits necessary to develop any future projects.

To the extent such approvals or consents are required and are delayed or not obtained, SpinCo (or Barrick, on behalf of the Premier/Barrick JV) may be curtailed or prohibited from continuing its operations or proceeding with any further development. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in the exploration, development or exploitation of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

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Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies or more stringent implementation thereof could have a material adverse impact on SpinCo or the Premier/Barrick JV and cause increases in exploration expenses, capital and operating expenditures or require abandonment or delays in development or exploitation of mining properties.

SpinCo's operations are subject to extensive environmental regulation and non-compliance with any laws could result in enforcement actions and cause operations to cease or be curtailed or lead to significant financial exposure.

The operations of SpinCo are subject to environmental regulations promulgated by government agencies from time to time and primarily the Nevada Division of Environmental Protection. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental hazards may exist on the properties on which SpinCo holds interests which are unknown to SpinCo at present and which have been caused by previous or existing owners or operators of the properties. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration or mining operations may be required to compensate those suffering loss or damage by reason of the exploration or mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on SpinCo and cause increases in exploration expenses, capital expenditures or production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties. The potential financial exposure may be significant.

SpinCo is subject to land reclamation requirements. If SpinCo is required to carry out unanticipated reclamation work, its financial position could be adversely affected.

Land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long-term effects of land disturbance. Reclamation may include requirements to:

•	treat ground and surface water to drinking water standards;
•	control dispersion of potentially deleterious effluents; and
•	reasonably re-establish pre-disturbance land forms and vegetation.

In order to carry out reclamation obligations imposed on SpinCo in connection with exploration, potential development and production activities, SpinCo may be required to allocate financial resources that might otherwise be spent on further exploration and development programs. In addition, regulatory changes could increase SpinCo's obligations to perform reclamation and mine closing activities. If SpinCo is required to carry out unanticipated reclamation work, SpinCo's financial position could be adversely affected.

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There are significant hazards associated with mining activities, some of which may not be fully covered by insurance. SpinCo might become subject to liability for hazards which it may not be insured against, and could incur significant costs from the losses arising out of such events.

SpinCo's business is subject to production and operational risks that could have a material adverse effect on the financial condition, results of operations or cash flows of SpinCo and SpinCo's insurance may not cover these risks and hazards adequately or at all.

Mining and metals processing involve significant production and operational risks normally encountered in the exploration, development and production of gold and other base or precious metals, some of which are outside of SpinCo's control, including, without limitation, the following: unanticipated ground and water conditions; adverse claims to water rights and shortages of water to which SpinCo has rights; adjacent or adverse land or mineral ownership that results in constraints on current or future mine operations; geological problems, including seismic activity, earthquakes and other natural disasters; metallurgical and other processing problems; unusual or unexpected mineralogy or rock formations; ground or slope failures; tailings design or operational issues, including dam breaches or failures; structural cave-ins, wall failures or rock-slides; flooding or fires; equipment failures; periodic interruptions due to inclement or hazardous weather conditions or operating conditions and other force majeure events; lower than expected ore grades or recovery rates; accidents; delays in the receipt of or failure to receive necessary government permits; delays in transportation; the results of litigation, including appeals of agency decisions; interruption of energy supply; labour disputes; inability to obtain satisfactory insurance coverage; the availability of drilling and related equipment in the area where mining operations will be conducted; and the failure of equipment/processes to operate in accordance with specifications or expectations.

These risks could result in damage to, or destruction of, the South Arturo Mine or milling facilities at the South Arturo Mine, resulting in partial or complete shutdowns, personal injury or death, environmental or other damage to properties of SpinCo or others, delays in mining, reduced production, monetary losses and potential legal liability. Milling operations are subject to hazards, such as equipment failure or failure of retaining dams around tailings disposal areas that may result in personal injury or death, environmental pollution and consequential liabilities. In addition, SpinCo relies on a few key vendors for its operations. A breach of the applicable contract by any of these vendors, a significant dispute with any of these vendors, a force majeure event or other operational or financial issues affecting one or more of these vendors, including labor strikes or work stoppages, or any other event that would significantly impede the ability of these vendors to perform their contractual obligations to SpinCo or that would have a significant negative impact on SpinCo's contractual relationship with them would adversely affect the ability of SpinCo to produce its primary products, which could have a material impact on SpinCo's financial condition and results of operations.

Although SpinCo may maintain insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with its operations and insurance obtained may contain exclusions and limitations on coverage. In addition, although certain risks are insurable, SpinCo may be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or, if available, may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration, development and production is not generally available to SpinCo or to other companies in the mining industry on acceptable terms. SpinCo might also become subject to liability for pollution or other hazards which it may not be insured against or which SpinCo may elect not to insure against because of premium costs or other reasons. Losses from these events may cause SpinCo to incur significant costs that could have a material adverse effect upon its business, consolidated financial condition and results of operations.

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Existing or future competition in the mining industry could materially adversely affect SpinCo's prospects for mineral exploration and success in the future.

There is significant competition in the precious metals mining industry for mineral rich properties that can be developed and produced economically, the technical expertise to find, develop, and operate such properties, the labour to operate the properties and the capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a global basis. As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than SpinCo, SpinCo may be unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its projects. Existing or future competition in the mining industry could materially adversely affect SpinCo's prospects for mineral exploration and success in the future. Increased competition can result in increased costs and lower prices for metal and minerals produced and reduced profitability. Consequently, the revenues of SpinCo, its operations and financial condition could be materially adversely affected.

From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties, thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In determining whether or not SpinCo will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which SpinCo may be exposed and its financial position at that time.

SpinCo may fail to select appropriate acquisition targets and may not be able to integrate any acquired businesses and their workforce into SpinCo.

SpinCo will seek new resource property and development opportunities in the mining industry. In pursuit of such opportunities, SpinCo may fail to select appropriate acquisition targets or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their workforce into SpinCo. Ultimately, any acquisitions would be accompanied by risks, which could include changes in commodity prices, difficulty with integration, failure to realize anticipated synergies, significant unknown liabilities, delays in regulating approvals and exposure to litigation. Any material issues that SpinCo encounters in connection with an acquisition could have a material adverse effect on its business, results or operations and financial position.

SpinCo's directors and officers may be subject to conflicts of interest in their capacities as directors and officers of other public resource companies.

The directors and officers of SpinCo may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies. Situations may arise in connection with potential acquisitions and investments where the other interests of these directors and officers may conflict with the interests of SpinCo.

SpinCo is subject to the ESTMA and any non-compliance thereof could lead to significant fines and sanctions.

The Canadian Extractive Sector Transparency Measures Act ("ESTMA"), which became effective June 1, 2015, requires public disclosure of payments to governments by mining and oil and gas companies engaged in the commercial development of oil, gas and minerals who are either publicly listed in Canada or with business or assets in Canada. Mandatory annual reporting is required for extractive companies with respect to payments made to foreign and domestic governments at all levels, including entities established by two or more governments. ESTMA requires reporting on the payment of any taxes, royalties, fees, production entitlements, bonuses, dividends, infrastructure improvement payments and any other prescribed payment over $100,000. Failure to report, false reporting or structuring payments to avoid reporting may result in fines of up to $250,000 (which may be concurrent). If SpinCo becomes subject to an enforcement action or is in violation of ESTMA, this may result in significant penalties, fines and/or sanctions, which may have a material adverse effect on SpinCo's reputation.

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SpinCo's success depends on developing and maintaining relationships with local communities and other stakeholders, which cannot be guaranteed.

SpinCo's relationships with the communities in which it operates are critical to the future success of its existing operations and the construction and development of its projects. In recent years, there has been ongoing and potentially increasing public concern relating to the effects of resource extraction on the natural landscape, communities and the environment. Certain non-governmental organizations, public interest groups and reporting organizations ("NGOs") who oppose globalization and resource development can be vocal critics of the mining industry and its practices, including the use of cyanide and other hazardous substances in processing activities. In addition, there have been many instances in which local community groups have opposed resource extraction activities, resulting in disruption and delays to the relevant operations. Adverse publicity generated by such NGOs or others related to the mining industry, or to extractive industries generally, could have an adverse effect on SpinCo's reputation or financial condition and may impact its relationship with the communities in which it operates. While SpinCo seeks to operate in a socially responsible manner and believes it has good relationships with local communities in the regions in which it operates, there is no guarantee that its efforts in this respect will mitigate this potential risk. NGOs or local community groups could direct adverse publicity against and/or disrupt the operations of SpinCo in respect of one or more of its properties, despite SpinCo's successful compliance with social and environmental best practices. Any such actions and the resulting media coverage could have adverse effects on the reputation and financial condition of SpinCo or its relationships with the communities in which it operates, which could have a material adverse effect on the business, financial condition, results of operations, cash flows or prospects of SpinCo.

SpinCo's ability to successfully obtain key permits and approvals to explore for, develop and operate mines and to successfully operate in communities around the world will likely depend on its ability to develop, operate and close mines in a manner that is consistent with the creation of social and economic benefits in the surrounding communities, which may or may not be required by law. Mining operations should be designed to minimize the negative impact on such communities and the environment, for example, by modifying mining plans and operations or by relocating those affected to an agreed location. The cost of these measures could increase capital and operating costs and therefore could have an adverse impact upon SpinCo's financial condition and operations. SpinCo seeks to promote improvements in health and safety, human rights, environmental performance and community relations. However, SpinCo's ability to operate could be adversely impacted by accidents or events detrimental (or perceived to be detrimental) to the health, safety and well-being of SpinCo's employees, human rights, the environment or the communities in which the SpinCo operates.

SpinCo may become subject to disputes with third parties and an inability to resolve these disputes favourably could have a material adverse impact on SpinCo's business and financial condition.

SpinCo may become involved in disputes with third parties in the future that may result in litigation. The results of litigation cannot be predicted with certainty and defence and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. If SpinCo is unable to resolve these disputes favourably, or if the cost of the resolution is substantial, such events may have a material adverse impact on SpinCo's business, rights, financial condition, results of operations, cash flows or prospects.

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Damage to SpinCo's image and reputation may lead to decreased investor confidence and impede SpinCo's ability to advance its projects.

Damage to SpinCo's reputation can be the result of the actual or perceived occurrence of any number of events and could include any negative publicity, whether true or not. Although SpinCo places a great emphasis on protecting its image and reputation, it does not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations and decreased investor confidence and may act as an impediment to SpinCo's overall ability to advance its projects, thereby having a material adverse impact on financial performance, cash flows and growth prospects.

Unforeseen weather and climate change risks could have a material adverse impact on SpinCo's results of operations.

The operations of SpinCo and its suppliers are subject to physical and financial risks associated with climate variations. Over the past several years, changing weather patterns and climatic conditions due to natural and man-made causes have added to the unpredictability and frequency of natural disasters such as hurricanes, earthquakes, hailstorms, wildfires, snow, ice storms, the spread of disease and insect infestations. Any of these natural disasters could also affect SpinCo's operations or cause variations in SpinCo's costs. Changes in precipitation could make wildfires more frequent or more severe and could adversely affect SpinCo's operations. The effects of global, regional, and local weather conditions and climate change could also adversely impact SpinCo's results of operations.

SpinCo may not be able to access the resources and materials it needs to advance its exploration programs.

Mining exploration requires ready access to mining equipment such as drills, and crews to operate that equipment. There can be no assurance that such resources will be available to SpinCo on a timely basis or at a reasonable cost. Failure to obtain these resources when needed may result in delays in SpinCo's exploration programs.

SpinCo's mineral properties or mineral projects may be subject to various land payments and any failure by SpinCo to satisfy such payments could result in the loss of property interests.

SpinCo's mineral properties or mineral projects may be subject to various land payments, royalties and/or work commitments. Failure by SpinCo to meet its payment obligations or otherwise fulfill its commitments under these agreements could result in the loss of related property interests.

After the Arrangement, SpinCo will have significant shareholders that may be able to significantly affect the outcome of important matters that require shareholder approval.

Upon completion of the Arrangement, Equinox Gold is expected to be the largest SpinCo Shareholder, whose beneficial holdings are expected to represent 30% of the issued and outstanding SpinCo Shares on a post-Arrangement and undiluted basis, and Orion is expected to be the next largest SpinCo Shareholder, whose beneficial holdings are expected to represent approximately 8.29% of the issued and outstanding SpinCo Shares on a post-Arrangement and undiluted basis, and, in both cases, prior to giving effect to the completion of the SpinCo Financing and Permitted Purchase. Assuming the Permitted Purchase is completed, Waterton may also become a significant shareholder of SpinCo. Although SpinCo Warrants issued to Waterton in connection with the Permitted Purchase will contain a provision limiting their ability to exercise the warrants if it would result in ownership of greater than 9.9%, if such provision were waived by the parties, Waterton could beneficially hold greater than 10% of the issued and outstanding SpinCo Shares on a post-Arrangement and fully-diluted basis. In this circumstance, Equinox Gold, Orion and Waterton may be able to significantly affect the outcome of important matters that require shareholder approval, including the election of directors of SpinCo and the approval of certain corporate transactions. There is no assurance that the interests of such significant shareholders will always be aligned with SpinCo's interests or the interests of other SpinCo Shareholders and any conflicts of interest may be resolved in a manner detrimental to SpinCo or SpinCo's other shareholders. See "Principal Shareholders" in this Information Statement.

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Risks Relating to the SpinCo Shares Generally

There is currently no market for the SpinCo Shares and there can be no certainty that SpinCo will be able to successfully list the SpinCo Shares on the TSX. If the SpinCo Shares are listed, there can be no certainty that an active trading market will develop.

Although SpinCo has applied to list the SpinCo Shares on the TSX (including the SpinCo Shares issuable under the Permitted Purchase) there is currently no market through which the SpinCo Shares may be sold and SpinCo Shareholders may not be able to resell the SpinCo Shares acquired under the Arrangement. There can be no assurance that SpinCo will be able to successfully list the SpinCo Shares on the TSX or that an active trading market will develop for the SpinCo Shares following the completion of the Arrangement, or if developed, that such a market will be sustained at the trading price of the SpinCo Shares immediately after the Effective Date. There can be no assurance that fluctuations in the trading price will not material adverse impact on SpinCo's ability to raise equity funding without significant dilution to SpinCo Shareholders, or at all.

In addition, the disruptions recently experienced in the international and domestic markets as a result of the global COVID-19 pandemic have led to reduced liquidity and increased credit risk premiums for certain companies and have resulted in a reduction of available financing. Developing companies may be particularly susceptible to these disruptions and reductions in the availability of credit or increases in financing costs, which could result in them experiencing financial difficulty. The availability of credit is significantly influenced by levels of investor confidence in markets as a whole and as such any factors that impact market confidence (for example, a material worsening of the COVID-19 pandemic, a decrease in credit ratings, state or central bank intervention in one market, terrorist activity and conflict or the spread of other communicable diseases and viruses) could affect the price or availability of funding for entities within any of these markets.

SpinCo Shares may be subject to significant price and volume fluctuations.

The market price of the SpinCo Shares may be adversely affected by a variety of factors relating to SpinCo's business, including fluctuations in SpinCo's operating and financial results, the results of any public announcements made by SpinCo and SpinCo's failure to meet analysts' expectations. In addition, from time to time, the SpinCo Shares may experience significant price and volume volatility that may affect the market price of the SpinCo Shares for reasons unrelated to SpinCo's performance. Additionally, the value of the SpinCo Shares is subject to market value fluctuations based upon factors that influence SpinCo's operations, such as legislative or regulatory developments, competition, technological changes, global capital market activity and changes in interest and currency rates. There can be no assurance that the market price of the SpinCo Shares will not experience significant fluctuations if a listing on the TSX is achieved, including fluctuations that are unrelated to SpinCo's performance.

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SpinCo may need to sell additional SpinCo Shares to finance its operations and such future sales may dilute SpinCo Shareholders' equity position in SpinCo.

Upon completion of the Arrangement, SpinCo will have limited financial resources and will have further capital requirements and exploration expenditures as it proceeds to expand exploration activities at its mineral projects, develop any such projects or take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may be presented to it. SpinCo may sell additional SpinCo Shares or other securities in the future to finance its operations or may issue additional SpinCo Shares or other securities as consideration for future acquisitions. SpinCo cannot predict the size or nature of future sales or issuances of securities or the effect, if any, that such future sales and issuances will have on the market price of the SpinCo Shares. Sales or issuances of substantial numbers of SpinCo Shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the SpinCo Shares and will dilute each SpinCo Shareholder's equity position in SpinCo. SpinCo's articles permit, among other things, the issuance of an unlimited number of SpinCo Shares for such consideration and on such terms and conditions as are established by the directors of SpinCo, in many cases, without the approval of SpinCo Shareholders.

Sales by existing shareholders in the public market could reduce the price of the SpinCo Shares and impair its ability to raise additional capital.

If the TSX listing is achieved, sales of a substantial number of SpinCo Shares in the public market could occur at any time. These sales, or the market perception that the holders of a large number of SpinCo Shares intend to sell SpinCo Shares, could reduce the market price of the SpinCo Shares. If this occurs and continues, it could impair SpinCo's ability to raise additional capital through the sale of securities.

A decline in the price of SpinCo Shares could impede SpinCo's ability to raise additional capital to finance its operations and may materially adversely affect its business plan and ability to meet obligations as they become due.

A decline in the market price of the SpinCo Shares could result in a reduction in the liquidity of the SpinCo Shares and a reduction in SpinCo's ability to raise additional capital for its operations. A decline in the price of the SpinCo Shares could have an adverse effect upon the liquidity of the SpinCo Shares and SpinCo's continued operations. A reduction in SpinCo's ability to raise equity capital in the future could have a material adverse effect upon SpinCo's business plan and operations, including its ability to continue its current operations. If the price for the SpinCo Shares declines, SpinCo may not be able to raise additional capital or generate funds from operations sufficient to meet its obligations.

SpinCo Shareholders may be subject to tax consequences under the Arrangement.

SpinCo Shareholders should be aware that the receipt of SpinCo Shares under the Arrangement may have tax consequences both in Canada and the United States. Shareholders should consult with an independent tax advisor. See "Part 18 - Certain Canadian Federal Income Tax Considerations" and "Part 19 - Certain U.S. Federal Income Tax Considerations" in the Premier Circular.

SpinCo has no history of earnings and has no current plans to pay dividends in the foreseeable future.

SpinCo has no history of earnings as a stand-alone entity and does not anticipate paying dividends on the SpinCo Shares in the foreseeable future. Payment of any future dividends will be at the discretion of the SpinCo Board after taking into account many factors, including operating results, financial condition and anticipated cash needs. See "Dividends and Distributions" in this Information Statement.

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Forward-looking statements are based on assumptions and the actual results of SpinCo may differ materially from those suggested by the forward-looking statements.

SpinCo Shareholders should not place undue reliance on forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, of both general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. Additional information on such risks, assumptions and uncertainties can be found under the heading "Cautionary Note Regarding Forward-Looking Information" in this Information Statement and in the Premier Circular.

PROMOTERS

Under applicable Canadian securities laws, Premier may be considered a promoter of SpinCo in that it took initiative in substantially reorganizing the business of SpinCo. As of the date of this Information Statement, Premier is the registered holder of 581 SpinCo Shares representing all of the issued and outstanding SpinCo Shares. On the Effective Date and pursuant to the Plan of Arrangement (and prior to giving effect to the SpinCo Financing and Permitted Purchase), SpinCo will be owned 70% by the current Premier Shareholders and 30% by Premier (which at that point will be a wholly-owned subsidiary of Equinox Gold).

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no legal proceedings material to SpinCo to which SpinCo or its subsidiaries or its directors or officers are parties to or to which the South Arturo Mine, the McCoy-Cove Project and the Getchell Project are subject, and no such proceedings are known by SpinCo to be contemplated, other than as set out herein.

There were no penalties or sanctions imposed against SpinCo by a court relating to securities legislation or by a securities regulatory authority during the last financial year, penalties or sanctions imposed against SpinCo by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision or settlement agreements entered into by SpinCo with a court relating to securities legislation or with a securities regulatory authority during the last financial year.

INTEREST OF certain persons IN MATERIAL TRANSACTIONS

Except as set out elsewhere in this Information Statement and in the Premier Circular, none of the directors or executive officers of SpinCo, or any person that is expected to beneficially own or control or direct more than 10% of any class or series of shares of SpinCo, or any associate or affiliate of any of the foregoing persons, has or has had any material interest in any past transaction within the three years before the date of this Information Statement, or any proposed transaction, that has materially affected or would materially affect SpinCo or any of its subsidiaries.

Certain directors and officers of SpinCo are also directors, officers or shareholders of other companies that are engaged in the business of acquiring, developing and exploiting natural resource properties, including, without limitation, Premier. Such associations to other engaged companies in the resource sector may give rise to conflicts of interest from time to time. As a result, opportunities provided to a director of SpinCo may not be made available to SpinCo but, rather, may be offered to a company with competing interests. The directors and senior officers of SpinCo are required by law to act honestly and in good faith with a view to the best interests of SpinCo and to disclose any personal interest which they may have in any project or opportunity of SpinCo, and to abstain from voting on such matters. See "Directors and Officers - Conflicts of Interest" in this Information Statement.

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AUDITORS, REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the SpinCo Shares is TSX Trust Company at its principal offices of 100 Adelaide Street West, Suite 301, Toronto, ON M5H 4H1.

Effective on the completion of the Arrangement, the auditors of SpinCo will be Grant Thornton LLP. Grant Thornton LLP is independent of SpinCo within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of Ontario and the rules of the Public Company Accounting Oversight Board.

MATERIAL CONTRACTS

Following the completion of the Arrangement, the following will be the material contracts of SpinCo other than contracts entered into in the ordinary course of business:

1.	the Arrangement Agreement dated as of December 16, 2020 between Equinox Gold, Premier and SpinCo, as described under the heading "Part 7 - The Arrangement Agreement" in the Premier Circular;
2.	the Getchell Acquisition Agreement among Premier, Premier USA, SpinCo and Waterton, as described under the heading "General Development of the Business - The Arrangement and Related Matters - Permitted Purchase" in this Information Statement;
3.	the SpinCo Transition Services Agreement between Equinox Gold and SpinCo, as described under the heading "General Development of the Business - The Arrangement and Related Matters - SpinCo Transition Services Agreement" in this Information Statement;
4.	the SpinCo Support Agreement between Equinox Gold and SpinCo, as described under the heading "General Development of the Business - The Arrangement and Related Matters - SpinCo Support Agreement" in this Information Statement; and
5.	the SpinCo Contribution Agreement between Premier and Premier USA, as described under the heading "General Development of the Business - The Arrangement and Related Matters - Premier USA Contribution" in this Information Statement.

Copies of the above material contracts will be available following the completion of the Arrangement under SpinCo's issuer profile on SEDAR at www.sedar.com.

INTEREST OF EXPERTS

Grant Thornton LLP, Chartered Professional Accountants, prepared an auditors' report to Premier, the sole shareholder of SpinCo, on SpinCo's audited financial statements. Grant Thornton LLP has advised SpinCo that it is independent with respect to SpinCo within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of Ontario.

Bennett Jones LLP advised on certain tax matters relating to the Arrangement. As of the date hereof, the partners and associates at Bennett Jones LLP beneficially own, directly or indirectly, less than 1% of the outstanding SpinCo Shares, and are expected to own less than 1% of the outstanding SpinCo Shares following the Effective Time.

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The authors of the Technical Reports set out under the heading "Technical Information" in this Information Statement and Stephen McGibbon, P. Geo (who is the Executive Vice-President, Corporate and Project Development of Premier), each of whom is a "qualified person" as such term is defined in NI 43-101, have been responsible for preparing and/or reviewing the technical information disclosed in this Information Statement. As of the date hereof, each of the "qualified persons" beneficially own, directly or indirectly, less than 1% of the outstanding SpinCo Shares, and are expected to own less than 1% of the outstanding SpinCo Shares following the Effective Time.

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Exhibit "A"

INFORMATION CONCERNING THE SOUTH ARTURO MINE

The scientific and technical information in respect of the South Arturo Mine contained in this Exhibit "A" is supported by and summarized from the technical report titled "Preliminary Feasibility Study for the South Arturo Mine, Elko County, NV" (the "South Arturo Report"). The South Arturo Report was prepared by Dagny Odell, P.E. and Laura Symmes, SME, of Practical Mining LLC ("Practical Mining") and Robert Raponi, P. Eng. of TR Raponi Consulting Ltd. (collectively, the "authors") and is dated January 25, 2021, with an effective date of December 1, 2020. Each of the authors are qualified persons for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Unless otherwise indicated, all references to "$" in this Exhibit "A" are to United States dollars. Canadian dollars are referred to as "C$". Any term defined herein has the meaning ascribed to such term for the purposes of this Exhibit "A" only, unless otherwise indicated in the Information Statement.

The South Arturo project (the "South Arturo Project") is a joint venture (the "SAJV") in respect of the South Arturo mine (the "South Arturo Mine") located in Nevada, U.S.A between Nevada Gold Mines LLC ("NGM"), 60% owner and operator, and Goldcorp Dee LLC ("Goldcorp Dee") (a wholly-owned subsidiary of SpinCo), 40% owner. NGM is a Delaware Limited Liability Company that is a joint venture combining the Nevada assets of Newmont Mining Corporation ("Newmont") and Barrick Gold Corporation ("Barrick"). The South Arturo Mine includes the completed east lobe Phase 2 (Button Hill) open pit and the active El Niño underground mine at the bottom of the Phase 2 pit. The northern and southern lobes of the ultimate pit are the Phase 1 (Dee) and Phase 3 (Arturo) respectively. Mineral reserves are limited to refractory mineralization from the Phase 1 pit and El Niño underground. A small portion of the mineralization extends north from the phase 1 pit onto the Barrick Rossi property.

Project Description, Location and Access

The South Arturo Project is located approximately 34 miles northwest of Carlin, Nevada, at 21°27'N and 116°26' W. The South Arturo Mine includes development of an open pit mine and underground mine in the vicinity of the past producing Dee open pit and Storm underground mine. The South Arturo Project lies within Elko and Eureka Counties.

A-1

Access to the project area is via State Highway 766 north 18.9 miles from the town of Carlin, and then 14.5 miles north west on Nevada Gold Mines access road. Alternatively, west on I-80 for 26.3 miles to Dunphy exit 254, then north on the T-S / Boulder Valley Road for 26.9 miles to the project site.

The climate is typical of the high-desert environment. Average July temperatures range between approximately 65°F and 75°F in the lower valleys and cooler in the higher elevations. Summer highs in the valleys are typically around 90°F, with temperatures in the range of 50°F to 60°F at night. Winter temperatures average between 20°F and 30°F in the valleys with the possibility of frost from early September through June. Mining operations operate year-round with infrequent weather delays.

The South Arturo Project is comprised of 171 unpatented mining claims owned by Goldcorp Dee, and 217 unpatented mining claims leased from Franco-Nevada Corp. NGM holds a 60% interest and is the operator of the SAJV. Goldcorp Dee holds the remaining 40%.

The SAJV is comprised of approximately 4,909 acres of surface and mineral rights on federal lands administered by the U.S. Department of Interior, Bureau of Land Management. These rights are controlled by ownership of 388 unpatented lode mining and mill-site claims and are held subject to the paramount title of the United States.

On June 2, 2015 Premier completed the acquisition of 100% interest in Goldcorp Dee, a Nevada Limited Liability Company, from Goldcorp Inc., and Goldcorp USA (collectively "Goldcorp"). Sale terms included base cash consideration of $20.0 million, reasonable development and construction costs of $15.7 million, and cash contributions of just under $1.0 million made by Goldcorp to the SAJV. Non-cash consideration included the transfer of 5% of Premier's interest in the Rahill-Bonanza joint venture in Ontario, Canada to Goldcorp. Premier also granted Goldcorp the right of first refusal on any proposed third-party joint ventures or third-party sales of Premier's 100% owned McCoy-Cove Project in Lander County, Nevada. Within 30 days of closing Goldcorp contributed C$12.5 million pursuant to a private placement of common shares of Premier.

A-2

Royalties

Royalties on the Franco leased claims that form part of the South Arturo Mine are paid to Franco Nevada Corporation ranging from 4% to 8% depending on gold grade and process type. The following table shows the details of the royalty schedule.

Franco Nevada USA Leased Claim Royalties

Gold Assay	0 < Au opt ≤ 00.13	0.13 < Au opt ≤ 0.26	0.26 < Au opt
Oxide	4%	6%	8%
Refractory	6%	6%	6%

Environmental Liabilities

At completion of operations the SAJV is required to reclaim the project site as specified in the Nevada Department of Environmental Quality Bureau of Mining Regulation and Reclamation approved reclamation plan. Closure requirements include reclamation of waste rock storage facilities, heap leach pad, roads, removal of all facilities, revegetation and monitoring of vegetation regrowth and water quality. The SAJV has in place a $32.5 million reclamation bond with the State of Nevada.

Pit lakes are anticipated to begin forming 100 years from the end of NGM's dewatering program at the Goldstrike operation and reach an elevation of 5093 feet amsl 250 years later. The Arturo Pit lake is modeled to act as a groundwater sink with a pH of 7 - 7.8 and total dissolved solids ranging from 1,400 to 1,500 mg/l.

The authors of the South Arturo Report are not aware of any other environmental liabilities on the property.

Permits/Licenses

The SAJV has multiple active permits from the Bureau of Land Management, the State of Nevada, and the Bureau of Alcohol, Tobacco and Firearms for the storage and use of explosives and numerous minor permits and licenses with county, state and federal agencies. The authors of the South Arturo Report are not aware of any other significant factors and risks that may affect access, title or the right or ability to perform the proposed work program on the property.

History

Exploration work for barite and gold began in the South Arturo Mine area in 1975. Prospecting exposed barite in several trenches. Cordex Exploration Company conducted exploration activities in the area from 1981 to 1983 and discovered the Dee gold deposits.

Within the South Arturo Project, four major companies (FMC Gold/Meridian, Rayrock Mines Inc. and its subsidiary Dee Gold Mining Co. ("Dee Gold"), Glamis Gold Ltd. ("Glamis") and Barrick) have been primarily responsible for exploration drilling, geologic mapping, geophysics and geochemistry that have defined the South Arturo Mine mineralization. Geologic mapping has occurred via mapping the Dee open pit, mapping and sampling of 12,000 metres of trenches, mapping of nearby barite open pits and mapping of the Dee and Storm underground workings. Drilling consisted of a combination of core, mud rotary and Reverse Circulation ("RC") methods for a total of approximately 55,000 metres.

A-3

The Barrick Dee Mining Venture (the "BDMV") was formed in 1997 through an exploration agreement between Barrick Gold Exploration Inc. and Dee Gold to explore areas outside of the active mining area. Barrick was the operator and 60% owner of BDMV and Dee Gold held 40%. Rayrock was acquired by Glamis in 1999, which was acquired in 2007 by Marigold Mining Company, a wholly owned subsidiary of Goldcorp. Premier acquired Goldcorp's 40% interest in BDMV on June 2, 2015.

The majority of the South Arturo deposit lies on the BDMV property with a minor portion extending onto the Barrick Rossi property.

Exploration work conducted by Barrick at the BDMV and Rossi property includes:

•	re-evaluation and assembling pertinent data from both properties into a combined data set;
•	property wide detailed geologic mapping at a scale of 1:2400;
•	geologic mapping of the Dee open pit at a scale of 1:1200;
•	geologic mapping at a scale of 1:600 and sampling of approximately 12,000 metres of trenches;
•	geologic mapping at a scale of 1:1200 and sampling the Queen and Sagehen Barite open pits;
•	geologic mapping of the Dee and Storm underground workings at a scale of 1:240;
•	acquisition and evaluation of 210-line kilometres of magnetotelluric and Induced Polarization data (property wide survey) on lines spaced 300 metres apart;
•	acquisition and evaluation of 140-line kilometres of ground magnetics;
•	acquisition and evaluation of 27-line kilometres of Controlled Source Audio-frequency Magnetotelluric data, a frequency-based electromagnetic sounding geophysical survey technique that uses a remote synchronous signal source;
•	collection of 1,035 gravity stations on a 150 metres x 150 metres survey;
•	collection and analysis of more than 2,500 soil samples on various grid spacings;
•	completion of a 3D Vulcan/Geocad property wide geologic model;
•	reprocessing and detailed geophysical analysis of property wide geophysical data;
•	detailed geochemical analysis of property wide geochemical data, and
•	more than 338,743 metres of combined RC, mud rotary, sonic and core drilling.

The Dee open pit mine was put into production by Rayrock Mines Inc. in partnership with Dee Gold Mining Co. in 1984. Over 16 years from 1984 to 1999, the Dee mine produced approximately 605,000 ounces of gold from oxide ore. Underground production started in 1999 and continued until December 2000, when both open pit and underground operations were shut down and surface facilities were reclaimed. Annual production from 1984 to 1999, when the Dee mine was shut down, is shown in the following table.

A-4

Annual Production from Dee Mine

Year	Mill (oz)	Heap Leach (oz)	Total Gold (oz)
1984	6,388	0	6,388
1985	42,613	7,019	49,632
1986	43,351	7,682	51,033
1987	43,657	9,377	53,034
1988	43,698	6,090	49,788
1989	35,193	10,467	45,660
1990	37,035	11,029	48,064
1991	37,058	4,988	42,046
1992	29,900	8,918	38,818
1993	6,568	19,204	25,772
1994	9,093	16,541	25,634
1995	28,829	14,954	43,782
1996	28,829	9,789	38,618
1997	33,977	5,655	39,632
1998	25,070	3,453	28,523
1999	17,224	841	18,065
Total	468,482	136,006	604,488

Reclamation and closure activity began in 2000 on the leach pads, tailing impoundment and waste rock disposal areas. All surface facilities except electrical supply and water supply systems were removed.

Geological Setting, Mineralization and Deposit Types

Regional Geology

The South Arturo Mine is located within the northern Carlin Trend in the Basin and Range physiographic province in northeastern Nevada. Late Devonian-Mississippian continental arc collision (Antler Orogeny) juxtaposed a siliceous deep-water assemblage over the favourable shelf and slope facies carbonate assemblage. A sequence of compressional, and later extensional, tectonic events have transformed the district into large scale, north northwest trending folds, and northwest to northeast trending faults, which expose "windows" of the lower plate rocks within the upper plate. The northern Carlin Trend is defined by a north-northwest trending alignment of gold deposits in a series of these windows. The windows in the Carlin Trend from south to north are the Railroad, Rain. Maggie Creek, Carlin, Lynn and Bootstrap. The South Arturo Mine is located within the Bootstrap Window.

Igneous activity along the Carlin Trend has occurred periodically from the Jurassic through the Tertiary with the emplacement of medium size diorite stocks, diorite, dacite, and lamprophyre dikes and sills, and a very large deep-seated intrusion at Mary's Mountain. A two-mile wide northwest trending lamprophyre dike swarm defines the overall axis of the Carlin Trend.

Local and Property Geology

In general, the South Arturo Mine deposits are sediment and intrusive-hosted gold and silver deposits hosted mainly in silicified breccias. Oxide gold mineralization in the existing Dee pit mine area is structurally controlled, dominantly paralleling the north-south striking Dee Fault Zone. Gold was emplaced simultaneous to several pulses of silica alteration, which converted mineralized wall rocks into massive silica or silica breccia. Enriched zones are found where the Dee Fault Zone intersects northwest trending faults. Minor gold mineralization can be traced along northwest, northeast and east-west structures trending away from the Dee Fault Zone.

A-5

The oldest formation known near the South Arturo Mine is the Ordovician Hanson Creek dolomite, intersected in a deep drill hole west of the deposit. A 700-foot-thick section of the Silurian-Devonian Roberts Mountains limestone occurs above the Hanson Creek dolomite. There is a gradational contact between the Roberts Mountains Formation and the overlying Silurian-Devonian Bootstrap limestone. The Bootstrap limestone is a grey, massive limestone deposited in a reef margin environment. The thickness of the Bootstrap limestone ranges from less than 200 foot to more than 400 foot along a north-northwest trend. West of the reef margin is a full section of Devonian Popovich Formation slope-facies carbonates. East of the reef margin, the Popovich carbonates thin to less than 100 feet above the Bootstrap limestone. The upper contact of the Popovich Formation grades conformably into the Devonian Rodeo Creek siliceous argillite and mudstone sequence, which ranges in thickness from 200 feet to 2,500 feet, north of the South Arturo Mine. The stratigraphic section west of the South Arturo Mine is consistent with the type sections described by Newmont at Bootstrap/Capstone/Tara and with the Popovich section described by Barrick at Rodeo/Goldstrike. The stratigraphic section east of the Mine is consistent with the type section described by Barrick at Meikle.

Upper plate rocks at the South Arturo Mine consist of a sequence of mudstone, argillite and bedded cherts of the Vinini, Elder and Slaven Chert formations. The Tertiary Carlin Formation, a sequence of tuffaceous sedimentary rocks and air-fall tuff, fills channels and depressions in the Dee mine area.

At least three generations of dikes occur at the South Arturo Mine. The most notable zone is a 2.5 kilometre wide northwest trending lamprophyre dike swarm that includes the Jurassic Arturo dike. Other, possibly Tertiary, intrusive rocks include a quartz-bearing biotite dacite dike in the Dee Fault and an andesite dike along the northeast Flower structure. North-south striking Basin and Range faulting is prominent throughout the deposit. The Dee Fault Zone controls mineralization in the Dee area. Northeast and northwest striking faults act as secondary controls on mineralization. The Hinge fault controls mineralization in the Hinge zone; West Button Hill mineralization is coincident with mapped structures encountered in the Phase 2 mining.

Mineralization

At least three generations of dikes occur at the South Arturo Mine. The most notable zone is a 1.5 mile wide northwest trending lamprophyre dike swarm that includes the Jurassic Arturo dike. Other, possibly Tertiary, intrusive rocks include a quartz-bearing biotite dacite dike in the Dee Fault and an andesite dike along the northeast Flower structure. North-south striking Basin and Range faulting is prominent throughout the deposit. The Dee Fault Zone controls mineralization in the Dee area. Northeast and northwest striking faults act as secondary controls on mineralization. The Hinge fault controls mineralization in the Hinge zone; West Button Hill mineralization is coincident with mapped structures encountered in the Phase 2 mining.

The northern extent of the South Arturo Mine mineralization lies approximately 200 feet southeast of the Dee pit and under 600 feet of waste rock. An overall north-south orientation to mineralization is inferred from the grade thickness contours, which define an area 1,700 feet in a north-south direction by 300 feet to 350 feet wide in an east-west direction. The mineralization and tertiary contact dip 15 degrees to 20 degrees to the south. Drilling has shown that rocks are oxidized to a depth of up to 2,000 feet. Paleozoic rocks host the mineralization mainly in multi-stage, multi-lithic breccias with gold values ranging from 0.006 opt Au to more than 1.0 opt Au with an average grade of approximately 0.006 opt Au. These breccias are commonly formed by karsting or dissolution of carbonate rock and subsequent collapse and cavity fill. In general, decalcification is followed by weak to strong silicification with local argillization. Silver to gold ratios are generally 1:1 at grades of greater than 0.06 opt Au but increase to 5:1 at lower gold grade values.

A-6

Dee Deep North is a north-northeast trending pod of mineralization that plunges slightly north and is approximately 600 feet long, 150 feet wide and 150 feet thick. The majority of high-grade refractory mineralization is in silica-Sulphide breccia within a flat to west-dipping silicified, multilithic breccia body above the Bootstrap limestone between 4,900 feet above sea level ("FASL") and 5,100 FASL. The principal controls are the north-northeast trending high angle EB fault and southwest dipping low angle structures.

The Southwest Dee pit mineralization is along the north-northeast trending, west dipping Dee Fault Zone. The mineralization is carbonaceous, partially oxidized, variably silicified mudstone/siltstone breccia approximately 300 feet in a north-south strike length, 100 feet wide and 150 feet in thickness. The mineralization sits between 4,900 FASL and 5,100 FASL, with a small portion exposed along the southwest high wall at the bottom of the Dee pit.

The West Button Hill mineralization trends north-northeast for over 2,000 feet in strike length, in pods that vary up to 400 feet wide and 50 feet thick. The majority of high grade refractory mineralization is in the lower Rodeo Creek Formation and multi-lithic breccias above the Bootstrap limestone. The principal controls are the north-northeast and north-south trending high angle structures and favourable host rocks. The mineralization has been shown to extend 1,230 feet below pre-mining surface elevation, as it is offset on the northeast striking, down-to-the-east Tara West Fault.

The Hinge zone is a north-south striking zone that lies between the South Arturo Mine zone to the southwest and West Button Hill to the northeast and is due east relative to the existing Dee pit. It is approximately 1,400 feet long and up to approximately 300 feet wide, situated between elevations of 4,750 FASL to 5,250 FASL at depths from 330 feet to 900 feet below surface. Mineralization is hosted in the lower portion of the Rodeo Creek Formation and silicified breccias of the Basal Rodeo Creek and Popovich Upper Muds units. Breccia bodies drape the Bootstrap limestone.

Mineralization in the Hinge zone is controlled by the Hinge fault, a steeply east dipping north-south structure that appears to be a northerly extension of faults in Newmont's Bootstrap pit to the south. Intersecting faults that influence mineralization have not been clearly identified. Much of the mineralization is partially to completely oxidized, even in the more deeply buried zones.

Deposit Types

The South Arturo Mine is located in the northern end of the Carlin Trend, a 60-kilometre40 mile long north-northwest alignment of sedimentary rock-hosted gold deposits. These deposits are generally known as Carlin-type deposits. More than 50 million ounces of gold have been mined from the Carlin Trend since 1980. The gold mineralization in Carlin-type gold deposits is dispersed, micron-sized and found commonly on the rims of pyrite grains in predominately carbonate-bearing host rocks. Decalcification, silicification, and dolomitization are the most dominant alteration features. Generally, there is negligible base metal content, low silver to gold ratios and a geochemical enrichment in arsenic, antimony, and mercury.

Carlin-type gold deposits represent a spectrum of deposit types including the classic stratigraphic hosted deposit end member, collapse breccia hosted deposit end member and structurally controlled deposit end member. Most, if not all, of these deposit types contain individual components of the end members. Most of the South Arturo Mine gold mineralization is considered by the authors of the South Arturo Report to be of the breccia hosted Carlin-type with structural controls, similar to Barrick's Meikle deposit located approximately 6.5 kilometres4 miles to the southeast.

A-7

Exploration

Premier has not conducted exploration at South Arturo. Exploration conducted by Nevada Gold Mines and previous operators is described in the "History" section of this Exhibit. Other exploration efforts are described in the "Drilling" section of this Exhibit.

Drilling

Drilling has been carried out over the 50 year history of the Carlin complex by several operators including NGM, Barrick, Glamis (Dee Gold), Haliburton, and Meridian. Premier has not drilled holes on the property. A number of drilling techniques have been used, including reverse circulation ("RC"), core, conventional air rotary, and conventional air mud. Currently, only RC above the water table and core drilling are used. There are over 3,280 holes in the South Arturo area.

Drilling and Sampling Methods

Drill holes are planned to intersect mineralization as near to perpendicular as available drill platforms allow. The style of mineralization at South Arturo is well understood, which allows for reasonable interpretation of mineralized intervals in conjunction with close drill spacing.

Drilling is carried out by contract drill companies and supervised by NGM personnel. Core drilling typically uses HQ and NQ diameter core. Core is placed in labelled cardboard boxes. Drillers mark each drill run by placing a wooden block in the core box. Length of the run and length of sample recovered are recorded on each block by the driller. Core boxes are transported to the Goldstrike core shed by NGM personnel; geologists and geotechnicians then photograph, log, and sample the core.

Geologists log data digitally using a standardized set of descriptive options. Data cells are filled by selecting from drop-down lists to complete several data fields including rock quality description ("RQD"), structure, lithology, alteration, and mineralization. Sample intervals are chosen by the geologist to best characterize mineralization. Core samples are nominally five feet, ranging from two feet to seven feet. Sampling is completed by geotechnicians. RC samples are normally collected on five-foot intervals. The samples are transferred to the assay lab by NGM personnel.

Drill hole collar locations are surveyed by NGM or contract surveyors. On occasion it was not possible to complete the collar survey so planned coordinates were used. Downhole surveys of surface holes are typically completed by a contractor using a conventional gyroscopic instrument. Underground holes are surveyed using a Reflex EZ-Trac or FlexIT.

Recovery Factors

Recovery statistics are not available for South Arturo drill data. Core sample recovery is measured by the driller and geologist. The data is used for rock quality description, but it has not been applied in any way in relation to the reliability of the assay value of the sample interval. RC sample recovery is measured indirectly by the assay lab, which weighs the sample on arrival and after drying. This is not a direct measurement of sample recovery because sample volume is not measured, a specific sample weight is not defined, sample density is variable, and multiple factors affect proportion of material routed into the sample bag. Although the assay lab sample mass data exists, it has not been applied in any way to geological analysis or in relation to the reliability of the assay value of the sample interval. Sample recovery only directly applies to assay reliability to the extent that where no sample was recovered, or the volume of sample recovered was too small to perform an assay, no assay exists to represent the interval. This is an inherent difficult associated with drill data. Less than complete recovery of drill samples is generally attributable to factors also associated with mineralization, such as fragmented or low strength rock mass. It is generally accepted that mineralization is likely to be under-represented in a poor recovery sample. This provides a level of safety in resource estimation because it is more likely to result in under estimation than over estimation.

A-8

The authors recommend that the database should be complete and organized in such a way as to allow the calculation of recovery statistics for core holes. The authors believe drilling is carried out in accordance with industry standards, and the South Arturo drill data is suitable for use in resource estimation.

Sampling, Analysis and Data Verification

The authors of the South Arturo Report regard the sample preparation, security, and analytical procedures as adequate to support the estimation of Mineral Resources.

Sample Preparation and Laboratory Analysis Procedures

Core samples are nominally taken in 5-foot lengths and core is photographed before being split with one split returned to the core box. RC drilling is sampled in 5-foot intervals after passing through a rotary wet splitter at the drill. Core is stored in coated cardboard boxes. Core length for each assay is determined by the geology and alteration.

The majority of the analyses have been provided by ALS Minerals, American Assay Laboratory, and internal NGM laboratories. Multiple analysis procedures are used including fire assay, fire assay with gravimetric finish, and atomic adsorption. The type of assay is recorded in the database.

Standards and Blanks

Blank materials used since 1990 have been sourced at a gravel pit near Maggie Creek. Blanks are inserted at multiples of 50-feet for RC drilling and 200-feet for core. The resulting insertion rate is 2-5%.

Each sample batch contains three to seven check samples. Project geologists review assay results and periodically request a batch re-run and/or entire hold based on expected verses actual results. Analysis beyond two standard deviations will require a rerun of the batch. The geologists are responsible for the Quality Assurance/Quality Control ("QAQC") program.

Large batches of standard material are collected from NGM sites. Each batch is sent to an outside laboratory for preparation and tested for homogeneity against certified reference materials prior to being returned to NGM. Practical Mining reviewed the results from 2,093 blank and standard reference assays submitted with South Arturo samples. Most of the failures for BL-46 occurred near the end of 2017 and results since that time have improved. GS-25 is a high-grade standard with most of the out of limit values being below the acceptable limit.

PM reviewed the results of 1,356 South Arturo duplicate assays performed at ALS Minerals. The review included four assay methods for gold.

Data Verification

The authors have not conducted an independent review of the drill database. A significant proportion of the drill holes in the South Arturo area are historic. Raw data certificates are not easily available. Significant economic production has occurred in the South Arturo area, so mine production data sets are available for reconciliation with mineral resource models. The data reconcile fairly well, which is a strong indication that the drill data are accurate.

A-9

All project data is stored in a GeoScience database on SQL Database server, and current database structure is aQuire. Drill hole data was converted to acQuire™ software beginning in 2008 from in-house databases. The exploration and underground databases were used until 2017 when these were combined with the Arturo database to form a single Goldstrike site-wide database. Assay data is imported directly from laboratory certificates or direct laboratory SSIS packages for internal labs. Data is validated and checked upon import by the data management group. Data must be approved by project geologists before it is available for export for use in mineral resource modeling.

NGM utilizes integrated sub-programs called "Triggers" and "Constraints" that automatically validates data whenever new information is added to, or changed within, the database. These sub-programs perform calculations, validation, verification, and range bound checks on the data to ensure that data errors are flagged and kept out of the data sets. Data extractions are accomplished using the acQuire export object and checked against previous exports to ensure data is not being altered and that exports are exporting the same historical data. Assays are ranked based on lab quality, assay method, and date assayed.

Database administrators perform occasional random checks to ensure that imported data matches lab certificates. External audits have previously occurred. Lynda Bloom of Analytical Solutions Ltd. reviewed Barrick's Storm Resource Area QAQC results for 1999 through 2004. Her report was not available for review. In 2018, prior third-party reviewers noted that Bloom found no evidence of serious issues with accuracy, bias or analytical procedures. In 2018, Todd Wakefield of Mine Technical Services Ltd, reviewed QAQC results for South Arturo control samples submitted from April 7, 2014 through March 5, 2018. Wakefield identified one set of blanks with an elevated failure rate and recommended more careful sourcing of blank material. An external audit by Golder Associates in September 2018 identified moderate risk associated with the use of conventional and non-downhole surveyed data.

The authors interviewed site personnel to gain a basic understanding of data management procedures. The authors have reviewed QAQC data for 2017 through 2019 as reported in Section 11 of the South Arturo Report. Holes were checked for overlapping intervals using Vulcan, and there were none. Hole traces were viewed in Vulcan to confirm there were no extreme downhole survey deviations. Underground collar locations were observed to conform with mine as-built surveys. Surface collar locations correspond with topographic surfaces where contemporary data are available, although surface displacement has occurred since many of the holes were drilled. Lithology and mineralogy data correspond reasonably between adjacent holes, which supports accurate hole location. Lithology was viewed in Vulcan to confirm that the geology model conforms to the geology data.

In summary, the authors relied on positive reconciliation results, visual checks, and basic Vulcan checks to conclude the drill data is suitable for use in the resource estimation.

Mineral Processing and Metallurgical Testing

Metallurgical testing dates to 2006 with initial testing to determine heap leach characteristics via column tests. Further testing was completed in 2012 and 2013 as part of the BDMV, South Arturo Project Feasibility Study. The ore from the South Arturo deposit can be categorized into four distinct types based on gold grade, sulphide grade and expected recovery. McClelland Labs Inc., in Sparks, Nevada performed column leach tests to estimate the heap leaching performance and Barrick's Goldstrike Metallurgical Lab performed carbon-in-leach ("CIL") and roaster/CIL tests to estimate the CIL and roaster/CIL recovery for the South Arturo Mine.

A-10

The metallurgical test results determined that sulfide ore and ore containing pre-robbing organic carbon above the target cut-off gold grade would be roasted, oxide ore above the target cut-off gold grade would be processed via Run-of-Mine ("ROM") heap leach, and ore containing pre-robbing organic carbon below the cut-off grade gold grade for roasting will be considered waste. The mill recovery ranges from 48% to 92% depending on the process employed. Recovery may be higher than predicted if the ore is ground finer than 80% passing 200 mesh (74 μm). Previous gold deportment studies and metallurgical test results indicated that a large portion of the gold is most likely encapsulated in silica, therefore, finer grinding could assist with improved gold liberation.

2017 Metallurgical Samples

Metallurgical tests were completed in 2017 on Arturo Phase 1 and Phase 3 Pit samples that were drilled in 2017. Phase 1 holes were identified as BD17-01, BD17-02, BD17-03, BD17-04, BD17-05, BD17-06, and BD17-07. Phase 3 holes were identified as ART17-01, ART17-02, ART17-03, ART17- 04, ART17-06, and ART17-07. Column tests were completed at McClelland Laboratories in Reno, Nevada while the standard leach tests and bench top roasting tests were completed at Barrick's Goldstrike Metallurgical Laboratories.

Phase 1 drill holes had a total of 408 samples, with 187 of those samples classified as heap leach for the purposes of the testing program, had a head grades between 0.003 to 0.030 oz./ton; 36 samples, classified as mill grade, had head grades higher than 0.030 oz./ton. All remaining samples were classified as waste and not tested.

Phase 3 drill holes had a total of 426 samples. Two hundred and thirty-nine (239) of those samples, were classified as heap leach with head grade between 0.003 to 0.030 oz/ton; one hundred and thirty-nine (139) samples, classified as mill grade with head grades above 0.030 oz./ton with remaining classified as waste and not tested. Nine of the Phase 3 samples with sulfide grades above 0.2% were subjected to Bench Top Roaster ("BTR") tests. This included both heap leach grade and mill grade samples.

According to the authors of the South Arturo Report, in the case of the South Arturo Mine, gold recovery via cyanide leaching appears to be a function of both the cyanide solubility ratio and the amount of silica contained in the samples. The roaster recovery has been previously shown to be a function of only the silica concentration. However, BTR on monthly composites from West Button Hill ore has not shown a strong correlation between gold recovery and silica, but the recovery continues to be a function of the head grade.

Thirteen column leach tests and coarse bottle rolls tests were performed at McClelland in 2018. The Phase 1 sample results generally showed poor amenability to coarse particle size leaching at both 80%-10 mesh (2 mm) and 80%-3/4" (19.1 mm). Gold recoveries ranged from 17% to 50% and 17% to 39% respectively at 10 mesh and -3/4". The -3/4" average gold recovery was 31%. Silver recoveries in the column leach tests is very low, ranging from 3% to 25% and 6% to 10% respectively at 10 mesh and -3/4" respectively.

The Phase 3 sample results generally showed better amenability to coarse particle size leaching at both 80%-10 mesh and 80%-3/4". Gold recoveries ranged from 38% to 80% and 18% to 92% respectively at 10 mesh and -3/4". The -3/4" average gold recovery was 62%. Silver recoveries in the column leach tests is very low, ranging from 5% to 33% and 2% to 50% respectively at 10 mesh and 3/4" respectively.

The CIL bottle roll test work was performed at Barrick's Goldstrike Metallurgical Lab in 2017 and 2018 using targeted grinds of 80% passing 6 mesh (3.35 mm) and 200 mesh (74 μm). Composites for bottle roll tests at the Goldstrike Metallurgical Laboratory were assembled within each drill hole to test leaching parameters at silica and carbonate geological designations. Gold generally was found to occur within high silica areas, but recovery seemed to be more affected by sulfide concentration. Phase 1 mill material leached at 80% passing 200 mesh shows that recovery can range from 67 to 84%, averaging 74%. The low-grade samples leached at 6 mesh, showed recoveries ranging from 22% to 62%, averaging 46%. The low recoveries for some samples indicate that heap leaching processing may not be economic.

A-11

Phase 3 mill grade samples leached at 80% passing 200 mesh shows that recovery can range from 73% to 93%, averaging 82% without roasting. The low-grade samples leached at 6 mesh, showed recoveries ranging from 22% to 80%, averaging 43%. The low recoveries for some of these samples indicate that heap leaching processing may not be economic. Select low grade and mill grade samples were selected for bench-top roasting prior to CIL testing. Samples were selected if sulfide concentration exceeded 0.2%. Two samples were selected outside of the parameter. When the minimum sulfide grade was above the threshold, approximately 6% recovery improvement was seen.

Currently Arturo ore that meets the grade requirements is sent to the Barrick Goldstrike roaster for processing. Other ore mined is stockpiled for future processing. In general, the following recovery estimates are applied to Arturo ores:

•	The Life of Mine ("LOM") contains the addition of the Arturo heap leach in which metallurgical testing and characterization is being conducted. Recovery from initial test work has been applied and averages 52.5%.
•	The current roaster LOM has an average recovery of 88%.
•	The autoclave with parallel calcium thiosulphate leaching-resin in leach circuits provide a possible destination for Arturo ore. The current autoclave LOM has an average recovery of 50% when running solely alkaline ore (one SAG-Ball Mill circuit and 3 autoclaves to process 3.6 Mtpa) and an average of 73% expected after converting the resin-in-leach circuit to CIL and running single refractory ore.

The authors provided the following recommendations:

•	Sulphide ore and ore containing pre-robbing organic carbon above the target cut-off gold grade is currently roasted.
•	Oxide ore above the target cut-off gold grade would be processed via ROM heap leach, when constructed.
•	Ore containing pre-robbing organic carbon below the cut-off grade gold grade for roasting will be considered waste.
•	Additional testing should be completed in Phase 3 to quantify sufficient reserves to support the construction of the heap leach pad.

Mineral Resource and Mineral Reserve Estimates

Mineral Resource Estimate

The mineral resource estimate presented herein has been prepared following the guidelines of the Canadian Securities Administrators' National Instrument 43-101 and Form 43-101F1 (Canadian Securities Administrators, 2011) and in conformity with generally accepted "CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines 2019". Mineral resources have been classified in accordance with the "CIM Standards on Mineral Resources and Reserves: Definition and Guidelines" (Canadian Institute of Mining Metallurgy and Petroleum, 2014 B).

A-12

Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no guarantee that all or any part of the mineral resource will be converted into mineral reserve. Confidence in the estimate of Inferred Mineral Resources is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure.

All mineral resource estimation work reported herein was carried out by NGM personnel. The effective date of this mineral resource estimate December 1, 2020. This Mineral Resource estimate includes drilling through November 20, 2019. The gold and silver mineralization at the Project was estimated using Vulcan modeling software using the Inverse Distance Cubed estimation method with dynamic anisotropy. Multiple estimation passes were completed.

A summary of the estimated mineral resources attributable to Goldcorp Dee is presented in the chart below.

South Arturo Mineral Resources Attributable to Goldcorp Dee (Exclusive of Reserves)

Category/Process Type	Tons (000's)	Tonnes (000's)	Au (opt)	Au g/t	Ag (opt)	Ag (g/t)	Au ozs (000's)	Ag ozs (000's)
Measured Resources
Open pit	5,117	4,642	0.035	1.21	0.220	7.56	180.6	1,128
Stockpile	783	710	0.016	0.55	0.013	0.44	12.4	10
Underground	18	16	0.518	17.77	0.400	13.72	9.1	7
Total Measured Resources	5,917	5.368	0.034	1.17	0.193	6.63	200.2	1,145

Indicated Resources
Open pit	16,073	14,581	0.034	1.17	0.176	6.02	548.6	2,824
Stockpile	-	-	-	-	-	-	-	-
Underground	47	43	0.374	12.83	0.168	5,77	17.5	8
Total Indicated Resources	16,120	14,624	0.035	1.20	0.176	6.02	566.1	2,832
Total Measured and Indicated	21,190	19,223	0.034	1.18	0.186	6.39	729.2	3,952

Inferred Resources
Open pit	11,092	10,063	0.028	0.95	0.160	5.47	307.5	1,770
Stockpile	-	-	-	-	-	-	-	-
Underground	60	55	0.247	8.46	0.148	5.08	14.9	9
Total Inferred Resources	11,153	10.117	0.029	0.99	0.159	5.47	322.4	1,779

Notes:

(1)	Mineral resources are exclusive of Mineral reserves;
(2)	Mineral resources are stated as of December 1, 2020;
(3)	Mineral resources are estimated using variable cutoff grades that are dependent upon recovery and processing method;
(4)	Open Pit Mineral resources are constrained within a pit shell generated using a gold price of $1,500 per ounce and a silver price of $15 per ounce;
(5)	Underground mineral resources are constrained by Mine Stope Optimizer shapes generated using a gold price of $1,500 per ounce and a silver price of $15 per ounce;
(6)	Modifying mill to model factors for tons and contained metal have not been applied to the open pit mineral resources;
(7)	Underground mineral resources include modifying mill to model reconciliation factors of 1.025 and -0.901 applied to tons and contained metal respectively;
(8)	A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling; and
(9)	An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

A-13

Mineral Reserve Estimate

Mineral reserves are reported only for the Phase 1 pit and El Niño underground and only for material amenable to roasting. Mineral reserves are summarized in the chart below.

Proven Mineral Reserves Attributable to Goldcorp Dee (40% Basis)

Category/Process Type	Tons (000's)	Tonnes (000's)	Au (opt)	Au g/t	Ag (opt)	Ag (g/t)	Au ozs (000's)	Ag ozs (000's)
Proven Resources
Open pit	2,617	2,374	0.089	3.05	0.500	17.15	233	1,309
Stockpile	220	200	0.074	2.54	0.129	4.44	16	29
Underground	66	60	0.186	6.38	0.135	4.62	12	9
Total Proven	2,904	2,634	0.090	3.09	0.464	15.90	261.5	1,347

Probable Resources
Open pit	1,212	1,100	0.063	2.16	0.419	14.37	76.4	508
Stockpile	-	-	-	-	-	-	-	-
Underground	72	66	0.175	6.00	0.131	4.50	12.7	10
Total Probable	1,285	1,166	0.069	2.38	0.403	13.81	89.1	518

Proven and Probable
Open Pit	3,829	3,474	0.081	2.77	0.475	16.27	309.1	1,817
Stockpile	220	200	0.074	2.54	0.129	4.44	16.4	29
Underground	139	126	0.180	6.18	0.133	4.56	25.0	18
Total Proven and Probable	4,189	3,800	0.084	2.87	0.445	15.23	350.5	1,864

Notes:

(1)	Mineral reserves are stated as of December 1, 2020;
(2)	Mineral reserves estimated using variable cutoff grades that are dependent upon recovery and processing method;
(3)	Mineral reserves have been estimated at a gold price of $1,200 per troy ounce and a silver price of $15 per ounce;
(4)	The base case economic analysis is presented at a gold price of $1,400 per ounce and a silver price of $15 per ounce;
(5)	Underground Mineral Reserves include modifying mill to model reconciliation factors of 1.14 and 0.96 applied to tons and contained metal respectively;
(6)	Modifying factors for tons and contained metal have not been applied to open pit mineral reserves.

Mining Operations

Gold production under the joint venture totals 456,400 oz. The majority is from the Phase 2 (West Button Hill) pit, completed in 2017. Production from El Niño and the Phase 1 pit began in 2019.

The South Arturo Mine operation is an open pit and underground project with production sourced from two phased pits that are designed to optimize both mill feed. All work is performed by and supported by NGM's Goldstrike operation. A qualified contractor has been retained to complete underground mining. All required infrastructure is in place.

A-14

Open Pit

Open pit mining is a conventional shovel truck operation using large electric or hydraulic shovels and 320-ton capacity haul trucks. The average open pit mining rate is 135,000 tons per day with both shovels operating. The mining equipment fleet includes 18-20 Komatsu 930 E Hal Trucks, one Hitachi EX5500 Hydraulic Shovel, and one P&H 4100 Electric Shovel. Support equipment includes dozers, water trucks, blast hole drills, and explosive trucks.

Mining benches are 20 feet high in mineralized areas and 40 feet in waste. Haulage ramps have a maximum gradient of +/-10% and are 140-feet wide including the safety berm. Single lane ramps are 80 feet wide and are planned for the very lowest benches. The minimum mining width is 350 feet. The mine operates 24 hours per day 7 days a week. The start of mining is delayed to 2025 to coincide material delivery with roaster availability.

Material is routed to the process that yields the highest net income within Leco Assay constraints. Preg-robbing assays for heap leach material must be less than 15 and S2 less than 1.5%. CIL mill material preg-robbing values cannot exceed 40. South Arturo material with preg-robbing values exceeding 40 is considered refractory and sent to the appropriate roaster stockpile designation providing the grade and recovery return a positive process net income. These criteria have been successfully used on the Carlin Trend for many years.

Hydrogeological conditions in the Dee Pit are fully drained by NGM's Goldstrike dewatering program. Eight vibrating wire piezometers were installed in the area of the South Arturo/Phase 3 pit to investigate the potential of perched water in the clay rich substrate of the Carlin formation. The piezometers indicate perched heads of 4 to 174 feet, and two perched groundwater tables were interpreted in the upper and lower clay ash units.

Piteau and Associates analyzed structural data collected from a nine-hole geotechnical drill program in 2007 and mapping of the Dee Pit by Call and Nicholas in 1995. The drilling program included oriented core, acoustic televiewer logging and optical televiewer logging. Laboratory analyzed core samples for intact rock strength, friction angle and cohesion.

Underground

Underground mining is from the bottom of the Phase 2 pit and currently produces an average of 600 tons per day. All mining at the El Niño Mine is conducted by a qualified underground mining contractor. The mine operates 24 hours per day, 7 days per week.

Access to the El Niño underground mine is through 2 portals located in the bottom of the phase 2 open pit. Dimensions of the major access development drifts are 16 feet wide by 17 feet high. Major access drift gradient does not exceed +/-15%.

Underhand drift and fill mining is the preferred mining method at El Niño. Attack ramps and production drift dimensions are 15 feet x 15 feet. Attack ramps are driven from the main development to the mineralization boundary. Attack ramps may have a gradient of +/-15%, however, production drifts are preferred level. Once completed, a drift is backfilled with cemented rock fill (CRF) allowing the adjacent drift to be excavated. This process of drifting and backfilling is repeated until all economic mineralization has been mined in a 15-foot-thick vertical horizon. Sample drilling the ribs helps define the boundaries. Where the remaining mineralization does not justify the excavation of another drift the ribs may be slabbed to recover the mineralization before backfilling.

A-15

To initiate the next drift and fill horizon either a new attack ramp is driven, or the sill of the previous attack ramp is mined to reach the next drift and fill level elevation. Drifts under or alongside fill require less ground support than drifts entirely surrounded by rock. Drifts under fill can be widened to widths up to 20 feet.

Cemented rock fill ("CRF") is mixed on the surface and hauled underground in the same trucks used to haul broken rock to the surface. A truck will dump its load of CRF in the drift being filled and a load haul dump ("LHD") or dozer fitted with a "Jammer" attachment will push the CRF tight to the back and ribs eliminating all void spaces. Mining alongside fill can occur as early as seven days following its placement and no more than 28 days to mine underneath.

A backfill plant located on the surface near the portals produces a cement slurry at a specified water cement ratio. Commercial cement admixtures can be added if desired. Once the slurry is fully mixed it is sprayed into a pit containing the required volume of aggregate to achieve the desired cement content of the final product. A rubber-tired loader then mixes the slurry and aggregate to achieve a uniform product before loading a haul truck for transport underground.

Aggregate is crushed and screened at a plant near the Meikle Mine and trucked to El Niño by NGM. The aggregate is combined with 8% Portland cement by weight to reach a target strength of 1,200 psi in 28 days. Standard 6-inch x 12-inch concrete test cylinders are prepared each shift at regular intervals. Unconfined compressive strength ("UCS") tests are completed after the required curing and the results cross-referenced to the corresponding backfill location. If the results indicate substandard fill strength additional precautions are implemented prior to mining underneath. To date, the UCS test results are well above the target strength.

Just inside the eastern portal the main access drift splits in two. The right-hand drift contains the main fans installed in a bulkhead. The left drift comprises an airlock. Both drifts merge just below the airlock. The east portal acts as intake and primary escape, and the north as exhaust and secondary escape. Auxiliary fans intake air from the main access drift and blow through rigid or flexible ventilation ducting to the face. Air from the face returns to the main access drift.

South Arturo is within the Goldstrike dewatering operations cone of depression, and no dewatering is performed on the South Arturo property.

Processing and Recovery Methods

Ore from South Arturo is being processed via one of three possible routes: ROM heap leaching (possible in the future if economics warrant), milling and CIL, or roasting and CIL. The heap leach ore is segregated for possible processing in the future. The majority of the precious metal production will come from ore that will be trucked to existing NGM processing circuits located approximately 8 miles (12.9) kilometres away over mine haul roads.

Ores are classified based on gold grade, level of oxidation and refractory characteristics (e.g. presence of preg-robbing components in ore, refractory sulfide components) which contribute to recovery at processing facilities and is routed based on an integrated process production plan that is devised for maximum economic returns. Generally, ores grading >0.080 oz./ton are routed to the Goldstrike roaster.

ROM material is segregated in the waste dump for future possible heap leach process if economics justify its construction. ROM material will be placed on a permanent leach pad by haul trucks. Cyanide solution will be distributed by drip emitters. The pregnant solution will then be collected and pumped to a carbon-in-column ("CIC") circuit for gold recovery. The cyanide concentration and pH of the barren solution will be adjusted and the solution will be re-circulated via pumping to the heap leach pads. Loaded carbon will be periodically removed and trucked to the existing autoclave carbon processing circuit for stripping and refining to recover the precious metals and the carbon will be regenerated prior to being returned to the carbon adsorption columns at the South Arturo Mine for reuse.

A-16

The Cortez Mill could process the oxide mill grade South Arturo ore on a campaign basis. The flowsheet includes crushing, semi-autogenous grinding, ball milling, grind thickening, CIC circuit for the grind thickener overflow solution, CIL circuit, tailings countercurrent decantation wash thickener circuit, carbon stripping and reactivation circuits, and a refinery to produce gold doré. CIL mill recovery is dependent on cyanide solubility and silica content.

The Goldstrike roaster processes 5.0 to 6.1 million tons per year and consists of primary and secondary crushing, two parallel dry grinding circuits, two parallel dual stage fluidized bed roasters, off-gas handling, mercury recovery systems, a slurry neutralization circuit, a CIL circuit with carbon stripping, cyanide detoxification circuit, and electrowinning for gold recovery. Gold recovery estimates are based on both test work and operational history at both facilities with curves utilized for both depending on operating strategy and ore characteristics.

The Goldstrike autoclave circuit processes 4 - 5 million tons per year and consists of primary crushing, two parallel semi-autogenous grinding ("SAG") Mill-Ball Mill grinding circuits with pebble crushing, five parallel autoclaves capable of acid pressure oxidation ("POX") and three of which are capable of alkaline POX, two parallel calcium thiosulphate (CaTS) leaching circuits with resin-in-leach ("RIL"), electrowinning for gold recovery, and a refinery producing doré bullion from both autoclave and roaster circuits. Gold recovery estimates are based on both test work and operational history at both facilities with curves utilized for both depending on operating strategy and ore characteristics. The current autoclave LOM has an average recovery of 50% when running solely alkaline ore (one SAG-Ball Mill circuit and 3 autoclaves to process 4.0 million tons per year) and an average of 73% after converting the RIL circuit to CIL and running single refractory ore. The average LOM gold recovery is 65%.

Infrastructure, Permitting and Compliance Activities

Infrastructure

Dewatering facilities are located at the Goldstrike operation. South Arturo mineralization is above the cone of depression created by dewatering at Goldstrike and Meikle.

Electrical power is supplied to the site from the NV energy grid. Site facilities include a 120kv to 13.8 kv substation and 13.8 kv distribution lines.

Water is supplied by a deep well capable of producing 450 gpm and pumped to a 1,000,000-gallon storage tank above the mine. A new supply well will be required if a heap leach facility is constructed.

Portal facilities for the El Niño underground mine include: contractors office; mobile equipment maintenance shop; backfill mixing plant; electrical distribution; lined mined material storage pads; storm water collection ponds, and; supply storage Conex containers. Facilities located near the Meikle mine include the backfill aggregate plant and change room for the contractor.

Facilities in support of open pit mining located at South Arturo include: fenced explosive storage with two 100-ton bins; site communications systems; security badge operated access gates; mined mineralized material stockpile areas; waste rock disposal facilities; storm water control facilities, and; mine access and haulage roads. Additional support and maintenance facilities for surface mining equipment are located at Goldstrike.

A-17

Environmental Factors

At the date of the South Arturo Report, the South Arturo Mine has developed an Environmental Management System for operation. ISO 14001:2015 standards have been implemented for the South Arturo Mine as part of the Goldstrike EMS. The system was certified under the ISO 14001:2015 standard in October 2017.

Potential impacts on water quality will be mitigated in accordance with an approved plan. Mitigating measures include water quality monitoring, treatment of unsuitable water quality prior to discharge, and re-assessment of forecasted water quality conditions every five years. As at the date of the South Arturo Report, the most significant environmental impact is anticipated to be the pit lake water quality after the cessation of mining.

Social or Community Factors

NGM's partners have operated in the community since 1961 and is committed to involving local organizations and community groups in discussions regarding the impact of operations on the community. South Arturo will not negatively impact the local community. It will provide mining employment for the area.

Permitting Factors

NGM's environmental group is responsible for permitting activities. Activities are coordinated through the Elko BLM office and NDEP in Carson City. BLM issued its record of decision on the South Arturo environmental impact study in 2014 and all required permits for the operation are in place. Major permits are listed in the table below.

Arturo Project Significant Permits

Permit Name	Number	Agency	Description
Plan of Operations	NVN- 087946 NVN- 070250 NVN- 071216	BLM

Plan of Operations is required for all mining and processing activities and exploration exceeding 5 acres of surface disturbance on public lands managed by the BLM. The BLM approves the plan and determines the required environmental studies, usually an Environmental Assessment ("EA") or an Environmental Impact Statement ("EIS") based on the requirements outlined in the National Environmental Policy Act ("NEPA").

National Environmental Policy Act - Environmental Assessment Decision Record	DOIBLM- NVE020- 2011- 0039-EIS	BLM

A Record of Decision ("ROD") in the United States is the formal decision on an EIS document that the BLM issues to disclose potential impacts to the environment with applicable mitigation measures to prevent undue and unnecessary degradation to public lands.

Water Pollution Control Permit	NEV2010 102.01	NDEP, BMRR - Regulation Branch	Water Pollution Control Permit.
Water Rights	80341/803 42	NDWR

Water rights are issued by the Nevada Division of Water Resources and State Engineer based on Nevada water law which allocated rights based on appropriation and beneficial use within the water basin. Prior appropriation (also known as "first in time, first in right") allows for the orderly use of the state's water resources by granting priority to parties with senior water rights. This concept ensures the senior uses are protected, even as new uses for water are allocated. Mining water rights are considered Temporary in nature. The current water rights for the Cove Project cover the 2,500 gpm dewatering and additional water for dust control and operations from the Cove Pit Lake. An application has been submitted to the State Engineer and is under review to acquire additional water rights for the project.

A-18

Permit Name	Number	Agency	Description
Nevada Reclamation Permit	#355, 118, 142	NDEP, BMRR - Reclamation Branch

The BMRR Reclamation Branch works in coordination with the BLM for projects on public land to establish reclamation guidelines and a reclamation cost estimate to support project bonding. This permit and associated bond ensures land disturbed by mining activities are reclaimed to safe and stable conditions to promote safe and stable post-mining land use. A permit is required for any disturbance over 5 acres. The reclamation cost estimate ("RCE") is financially secured with a posted security. The posted surety amount provides assurance that reclamation will be pursuant to the approved reclamation plan in the event that the State has to perform reclamation or is held until reclamation has been successfully conducted.

Air Quality Operation Permit	AP1041- 3155	NDEP, BAPC

An owner or operator of any proposed stationary source must submit an application for and obtain an appropriate operating permit before commencing construction or operation. Class II Air Permit - Typically for facilities that emit less than 100 tons per year for any one regulated pollutant and emit less than 25 tons per year of total Hazardous Air Pollutants ("HAP"'s) and emit less than 10 tons per year of any one HAP.

Storm Water Control Permit	NVR3000 00- MSW- 39602	NDEP Bureau of Water Pollution Control

Storm water runoff from waste rock piles, haul roads, milling facilities and other mine areas that have not mixed with process solutions or other contaminant sources. Typical pollutants include suspended and dissolved solids and minerals eroded from exposed surfaces.

Capital and Operating Costs

South Arturo is an ongoing satellite operation to NGM's Goldstrike mine and process facilities. The Goldstrike roaster is a 5 million ton per year fully operational facility and will process all of the current reserves from South Arturo. Open pit mining will draw from the existing Goldstrike equipment fleet and will be supported by the Goldstrike facilities and infrastructure. The table below shows capital expenditures required for the reserve mine plans. Underground development unit costs of $1,867 per foot are taken from the underground mining contract currently in force. Definition drilling costs are from the 2020 SAJV budget and pre-stripping unit costs are based on budgeted mining costs.

Project Capital Costs ($M)

Capital Cost	2021	2022	2023	2024	2025	2026	Total
Phase 1 Definition Drilling	(0.2)	-	-	-	-	-	(0.2)
Phase 1 Pre-Stripping	-	-	-	-	-	(29.5)	(29.5)
Underground Development	-	-	-	-	-	-	-
Total	(2.0)	-	-	-	-	(29.5)	(29.7)

Notes:

(1)	Attributable to Goldcorp Dee

A-19

Open Pit Operating Costs

Operating costs were provided by NGM. NGM allocates all costs to each site monthly based on tons. Cost allocations include all direct, indirect and sustaining capital costs. Not included in these costs is the 1-1/2% joint venture management fee charged to Goldcorp Dee by NGM. The authors have reviewed these costs and found them to be reasonable.

Unit Operating Costs

Item	Unit Cost	Units
Phase 1 Pit
Mining	$1.54	$/ton
Rehabilitation	$0.08	$/ton

Processing
Arturo ROM Heap Leach	$2.34	$/ton
Cortex Oxide Mill	$22.54	$/ton
Goldstrike Roaster	$20.92	$/ton
Refining and Sales	$0.77	$/ounce Au

El Niño Underground Mine Operating Costs

The unit mining costs presented below were provided by Goldcorp Dee and NGM and are based on actual costs to date and the underground mining contract. Not included in these costs is the 1.5% joint venture management fee charged to Goldcorp Dee by NGM.

El Niño Underground Mining Costs

Item	Unit Cost	Units
Phase 1 Pit
Mining	$1.54	$/ton
Rehabilitation	$0.08	$/ton

Processing
Arturo ROM Heap Leach	$2.34	$/ton
Cortex Oxide Mill	$22.54	$/ton
Goldstrike Roaster	$20.92	$/ton
Refining and Sales	$0.77	$/ounce Au

Financial Statistics Attributable to I-80

Parameter	El Niño UG	Phase 1 Pit	Combined
Gold price - base case (US$/oz)	$1,400	$1,400	$1,400
Silver price - base case (US$/oz)	$15	$15	$15
Mine life (years)	2.0	18	18
Mining Rate (tons/day)	600	135,000	NA
Strip Ratio (tons waste:ton ore)	NA	11.4	NA
Processed tons (ktons)	364	10,338	10,702
Average grade (oz/t Au)	0.180	0.081	0.084
Average gold recovery (roaster %)	88.5%	80.8%	81.4%
Average annual gold production (koz)	12	15	16

A-20

Parameter	El Niño UG	Phase 1 Pit	Combined
Total recovered gold (koz)	23.5	262.5	289.1
Capital (M$)	$-	$29.7	$29.7
Cash cost (US$/oz)[1]	$1,028	$622	$655
All-in sustaining cost (US$/oz)[1]	$1,066	$845	$863
Project after-tax NPV5% (M$)	$7.2	$76.4	$83.7
Project after-tax IRR	NA	54%	$83.7
Payback Period	NA	7.0	NA
Profitability Index 5%[2]	NA	4.0	4.4

Notes:

(1)	Net of byproduct sales;
(2)	Profitability index (PI), is the ratio of payoff to investment of a proposed project. It is a useful tool for ranking projects because it allows you to quantify the amount of value created per unit of investment. A profitability index of 1 indicates breakeven; and,
(3)	The financial analysis contains certain information that may constitute "forward-looking information" under applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements regarding the Company's achievement of the full-year projections for ounce production, production costs, AISC costs per ounce, cash cost per ounce and realized gold/silver price per ounce, the Company's ability to meet annual operations estimates, and statements about strategic plans, including future operations, future work programs, capital expenditures, discovery and production of minerals, price of gold and currency exchange rates, timing of geological reports and corporate and technical objectives. Forward-looking information is necessarily based upon a number of assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward looking information, including the risks inherent to the mining industry, adverse economic and market developments and the risks identified in Premier's annual information form under the heading "Risk Factors". There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. All forward-looking information contained in this Exhibit is given as of the date hereof and is based upon the opinions and estimates of management and information available to management as at the date hereof. Premier and SpinCo disclaim any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Resource Delineation and Exploration

1.	Multiple zones of mineralization are open along strike and down dip from previous mineralization intercepts;
2.	The geology at South Arturo is well understood;
3.	Drilling and data management procedures are adequate; and,
4.	Mineral resource modelling follows generally acceptable practices.

Processing and Metallurgical Testing

1.	The Goldstrike Roaster will not be available for processing South Arturo open pit refractory mineralization before 2026 and it will take 12 years to complete processing of South Arturo refractory production from the Phase 1 pit;
2.	Previous bottle roll and column leach tests from Phase 1 composites achieved poor recoveries. These composites may not be representative of shallower oxide mineralization;
3.	Phase 3 sample column leach tests gold recoveries averaging 62%; and,
4.	Mineral Reserves include only mineralization amenable to roasting.

A-21

Mining and Infrastructure

1.	The South Arturo open pit will be mined at 135,000 tons per day using facilities and equipment from NGM's Goldstrike operations; and,
2.	Underground drift and fill mining is successfully extracting mineralization below the Phase 2 Pit.

Financials

1.	Financial analysis of the South Arturo Project indicates I-80's 40% interest has a net present value at a 5% discount rate of US$78.1M; and,
2.	The open pit and underground mines are independent, profitable, stand-alone operations.

Exploration and Development

In 2019, principal activities at the South Arturo Mine included the initial construction of the Phase 1 open pit and the El Nino underground development and drilling. Key results stemming from the program include:

•	Phase 3 mineralization appears to be significantly to entirely oxide mineralization rather refractory material.
•	The redox boundary at Phase 3 is significantly deeper than was modelled previously.
•	Positive reconciliation of potential heap leachable material versus previous modelling.
•	Potential that re-optimized pits at Phase 1 and Phase 3 could be deeper and larger than previously modelled.

Construction of both the Phase 1 open pit and the El Nino underground mine progressed with mineralized materials being stockpiled for future processing. Initial gold production from operations was achieved in late 2019. Mining production from the El Nino mine ramped up in Q4 2019. Heap leach material from the Phase 1 open pit is now being stockpiled for potential future processing. Engineering designs for the heap leach option were reviewed in 2019 and the current plan is to build the heap leach pad and re-start mining in 2024.

Work Program

The estimated costs of the work programs identified in the South Arturo Report are listed in the table below.

A-22

Exhibit "B"

INFORMATION CONCERNING THE MCCOY-COVE PROJECT

The scientific and technical information in respect of the McCoy-Cove Project contained in this Exhibit "B" is supported by and summarized from the technical report titled "Preliminary Economic Assessment for the Cove Project, Lander County, Nevada" (the "McCoy-Cove Report"). The McCoy-Cove Report was prepared by Dagny Odell, P.E. and Laura Symmes, SME of Practical Mining LLC ("Practical Mining") and T.R. Raponi, P. Eng. of TR Raponi Consulting Ltd. (collectively, the "authors") and is dated January 25, 2021, with an effective date of January 1, 2021. Each of the authors is a qualified person for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Unless otherwise indicated, all references to " $" in this Exhibit "B" are to United States dollars. Canadian dollars are referred to as "C$". Any term defined herein has the meaning ascribed to such term for the purposes of this Exhibit "B" only, unless otherwise indicated in the Information Statement.

Project Description, Location and Access

The McCoy-Cove property covers 30,937 acres and is located 32 miles south of the Town of Battle Mountain, in the Fish Creek Mountains of Lander County, Nevada (the "McCoy-Cove Property"). It is centred approximately at 40°22' N and 117°13' W and lies within the McCoy Mining District. Spinco holds 100% of the McCoy-Cove Property through its wholly-owned subsidiary Au-reka Gold Corporation.

The following figure shows the location of the McCoy-Cove Property.

The McCoy-Cove Property is, for the most part, on land controlled by the U.S. Department of Interior, Bureau of Land Management ("BLM") and patented mining claims. The McCoy-Cove Property consists of 1,671 100%-owned unpatented claims and nine owned patented claims.

B-1

The unpatented claims have annual maintenance fees of US$12.00 per claim payable to the Lander County Recorder as well as US$165.00 per claim payable to the Nevada BLM. No additional annual labour or improvement assessments are required for unpatented claims. Patented claims, with clear and absolute title, have neither claim maintenance fees nor annual expenditures for labour or improvement. Patented claims are, however, subject to property taxes.

On June 14, 2012, Premier Gold Mines USA, Inc. (Spinco), through its wholly-owned subsidiary, Au-reka Gold Corporation, acquired a 100% interest in the Cove portion of the McCoy-Cove Property (the "Cove Deposit") from Victoria Gold Corporation ("Victoria") pursuant to an asset purchase agreement dated June 4, 2012. In the event of production from the Cove Deposit, Premier will make additional payments to Victoria in the aggregate amount of $20 million. At the time of acquisition, the Cove Deposit consisted of 439 unpatented mining claims and now consists of 421 unpatented mining claims.

Premier is responsible for all environmental liabilities related to the closure of the McCoy-Cove Property as well as final clean-up of surface drill pads and minor drill roads. All closure activities other than reclamation of three water treatment ponds, evaporation of the tailings facility and water quality testing have been temporarily put-on hold pending the potential for future production out of the Cove underground.

The authors of the McCoy-Cove Report were not aware of any additional environmental liabilities on the McCoy-Cove Property or any other significant factors and risks that may affect access, title or the right or ability to perform the proposed work program on the McCoy-Cove Property. Currently, Premier is working under the Cove-Helen Underground Exploration Plan of Operations (POO No. NVN-088795) approved in 2013, which authorizes Premier to complete up to 100 acres of surface exploration disturbance as well as an underground exploration decline and subsequent bulk sample of up to 120,000 tons.

Access to the McCoy-Cove Property area is via State Highway 305, 30 miles south from the town of Battle Mountain, and then west approximately seven miles along the secondary paved McCoy Mine Road. Battle Mountain is off Interstate Highway 80, approximately 70 miles west of Elko, Nevada.

History

Gold was first discovered in the McCoy Mining District in 1914 by Joseph H. McCoy. Production through 1977 included approximately 10,000 ounces of gold plus minor amounts of silver, lead, and copper. Production in these early years came from placers and from gold-quartz veins that occurred in northeast striking faults and in intersections of northeast and northwest striking faults. Most of the non-placer production, however, came from argillized and oxidized skarn at what became the McCoy open pit mine.

Summa Corporation ("Summa"), a Howard Hughes company, acquired most of the mining claims in the McCoy Mining District in the 1950s and 1960s. In 1977, Houston Oil and Minerals Corporation ("Houston") purchased the McCoy-Cove Project. Gold Fields Mining Corporation ("Gold Fields") leased the property in 1981 until September 1984, whereupon the property was returned to Tenneco Minerals Company ("Tenneco"), which had acquired Houston. Echo Bay Mines Ltd. ("Echo Bay") purchased the precious metal holdings of Tenneco in October 1986. Newmont took ownership of the Cove and McCoy properties in February 2003 following the merger between TVX Gold Inc. ("TVX"), Echo Bay, and Kinross Gold Corporation ("Kinross").

Victoria leased the property in June 2006 as described in Section 4 of the McCoy-Cove Report. In June 2012, Premier entered into an agreement to acquire the lease of the McCoy-Cove Project from Victoria and subsequently acquired a 100% interest in the land package from Newmont in September 2014.

B-2

Modern exploration for copper and gold in the McCoy Mining District started in the 1960s by Bear Creek Mining Company and Pilot Exploration drilling in 1967. Summa conducted extensive exploration on the McCoy skarn deposit from 1969 to 1977. Summa also undertook regional geologic mapping of 55 square miles (including the McCoy-Cove Project area) and extensive rock chip surveys.

Houston explored the property in 1980, including geologic mapping, soil geochemical surveys, ground magnetic surveys, and drilling. Gold Fields conducted an extensive induced polarization ("IP") program, airborne magnetic surveys, detailed rock chip sampling, as well as limited geologic mapping and drilling between 1981 and 1984.

In 1985, Tenneco undertook drilling, metallurgical testing, and engineering and feasibility studies and began mining the McCoy deposit in February 1986. Tenneco also began systematic district-wide exploration in 1985 with the collection of 500 stream sediment samples from an eight-square mile area around the McCoy deposit. Evidence of what would become the Cove deposit was found in early 1986, when seven samples yielded gold values of between 15 ppb and 72 ppb with associated anomalous Ag, As, Hg, Sb, and Tl. Subsequent detailed geologic mapping identified jasperoid, manganiferous limestone, and outcrops of altered felsic dikes in the area of the anomalous samples. Surface rock chip samples of these rocks all contained significant gold mineralization. Tenneco's detailed mapping covered a large area that included both McCoy and Cove and extended to the north, west, and south. In September and October 1986, a total of 147 soil samples were collected from the B and C soil horizons over the altered area at Cove on a 100-foot by 200-foot grid.

Echo Bay continued the systematic district exploration program initiated by Tenneco that included stream sediment, soil, and rock chip sampling plus geologic mapping, exploration trenching using a bulldozer and drilling. Later soil sampling at Cove defined a gold anomaly measuring 2,800 feet long by 100 feet to 600 feet wide, with gold values ranging from 100 ppb to 2,600 ppb. Bulldozer trenching exposed ore grade rock over the entire length of this soil anomaly. Echo Bay discovered the Cove deposit with drilling in January 1987. By March 1987, Echo Bay had drilled 42 shallow exploration holes and development drilling began in late March. Echo Bay drilled 458 reverse circulation (RC) holes totaling 315,000 feet from January 1987 through June 1988 and 51 core holes totaling approximately 65,800 feet through 1989.

In 1999, Echo Bay drilled eight surface drill holes totaling 6,700 feet on the Cove South Deep deposit. This drilling, combined with bulk sampling from an underground exploration drift, confirmed the presence of a high-grade zone (0.25 opt Au) that could be mined by underground methods. Detailed underground drilling of this deposit continued during 2000 as mining proceeded.

Newmont drilled 15 vertical holes on the property from 2004 to 2005. Victoria began exploring the property in 2006 resulting in the discovery of the Carlin-style Helen Zone immediately northwest of the Cove pit.

The earliest known significant mining was in the early 1930s at the Gold Dome mine, previously located on northeast side of the present McCoy open pit mine. This operation included a 250-foot shaft and five levels of workings at 50-foot intervals producing gold grades ranging between 0.25 opt and 2.0 opt.

Tenneco commenced mining at the McCoy open pit mine in 1986 and Echo Bay began open pit mining of the Cove deposit in 1988, accompanied by three phases of underground mining. Underground access at the Cove Mine was via a decline with rubber-tire machines using a room and pillar mining method. From 1988 to 1993, underground mining was used to recover high grade, ore ahead of the pit. In 1999, additional underground mining at Cove South Deep (CSD) recovered approximately 300,000 tons of mineralization beyond the ultimate pit limits. The mineralization was relatively flat-lying from 10 feet to 80 feet thick. Longhole stoping and drift and fill methods were used with cemented rock fill. (CRF).

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Conventional open pit mining methods were utilized at Cove open pit, with drilling and blasting of ore on 20 foot benches (double benched to 40 feet) and waste on 30 foot benches (double benched to 60 feet). The lower sulfide orebody was reached in late 1991.

Processing of low grade, run-of-mine heap leach ores from Cove began in 1992 and mining of high grade ores was completed in 1995. Open pit mining ended at Cove in October 2000.

In 1996, the mill facility was expanded from 7,500 stpd to 10,000 stpd, with milling of stockpiled ores from the Cove open pit beginning in the second half of 1997. Mill recoveries declined during the remaining life of the mine as lower grade, more refractory ores were processed. By October 2000, the mill was processing 11,369 stpd. As of that date, the gold grade was 0.055 opt Au and plant gold recovery was 51.8%; silver grade was 4.00 opt Ag and plant silver recovery was 71.5%.

The mill contained gravity, flotation, and cyanide leach circuits. Through 2006, a total of 3.41 million ounces of gold and 110.2 million ounces of silver were produced from Cove and McCoy, with the vast majority of both metals reportedly coming from the Cove deposit. Approximately 2.6 million ounces of gold were produced from the Cove open pit.

Geological Setting, Mineralization and Deposit Types

Regional Geology

The McCoy-Cove Property is located in the central Nevada portion of the Basin and Range Province, which underwent regional extension during the Tertiary Period, creating the present pattern of alternating largely fault bounded ranges separated by alluvial filled valleys. Prior to this extension, central Nevada had been the site of numerous tectonic events, including at least two periods of regional compression. The property lies west of the central part of the Battle Mountain-Eureka Trend.

During the Paleozoic, central Nevada was the site of the generally north-northeast trending continental margin of North America, along which pre-orogenic rocks of Cambrian to Early Mississippian age were deposited. A carbonate platform sequence was deposited to the east along the continental margin, with siliceous and volcanic rocks deposited to the west. In Late Devonian to Early Mississippian time during the Antler Orogeny, rocks of the western assemblage moved eastward along the Roberts Mountains thrust, perhaps as much as 90 miles over the eastern assemblage carbonate rocks. A post-orogenic assemblage of coarse clastic sedimentary rocks of Mississippian to Permian age was shed eastward from an emerging highland to the west, overlapping the two earlier facies. Mesozoic rocks, primarily shallow water siliciclastic and carbonate units with minor volcanic and volcaniclastic rocks, are found in this part of Nevada.

Local Geology

The stratigraphy of the McCoy Mining District is well documented. The major lithological units of the McCoy-Cove Property are listed below in order of oldest to youngest:

1.	Havallah Formation;
2.	Koipato Formation;
3.	Dixie Valley Formation;
4.	Favret Formation;

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5.	Augusta Mountain Formation - Home Station Member;
6.	Augusta Mountain Formation - Panther Canyon Member;
7.	Augusta Mountain Formation - Smelser Pass Member;
8.	Tuff of Cove Mine;
9.	Intrusive Igneous Rocks;
10.	Quaternary Alluvium.

Structural Geology

Deposits on the McCoy-Cove Property are related to specific structural features.

1.	Major Defining Structures: The major structure and control on fluid movement is the broad northwest-striking, gently southeast-plunging Cove anticline interpreted as a fault propagation fold over a deep northwest striking reverse fault identified in deep drill holes under the Cove pit. While the reverse fault can be identified in the 2201-VG zone, its presence at the Gap and Helen zones is uncertain due to limited drilling in areas that would confirm its continuation. The other major structures for fluid movement and mineralization are a number of northeast striking normal faults (Cay, Blasthole, 110, Gold Dome and Norm). The northeast striking faults commonly host altered granodioritic dikes, the largest of which is the Gold Dome. The north-south striking Lighthouse fault also contains altered granodioritic dikes and is believed to have had both pre- and post-mineralization movement.
2.	Mineralization Controls: Carlin-style mineralization appears to be controlled by a combination of the axis of the Cove anticline, normal faults that cut the anticline, mafic sills and dikes throughout the property and contacts between different sedimentary units. Generally, the highest grades are found where the rhythmically bedded unit of the Favret Limestone is cut by mafic dikes and sills along the axis of the anticline, and especially where this area is cut by apparent small-scale, unmapped faults. The northeast striking faults commonly contain quartz-sericite-pyrite and argillic altered granodioritic dikes that carry low to anomalous values of Au and Ag. In the 2201 zone, structural controls are poorly defined, however, vein-bearing Au occurrences do trend northwest and may be related to structures formed in the hanging wall of the deep-seated reverse fault or to the near vertical to steeply southwest dipping Northwester fault.
3.	Post-Mineral Faulting: There is at least one instance of significant post-mineral faulting. The Striper Splay is believed to be a splay off of the Lighthouse fault which is known to have both pre- and post- mineralization movement. It dips steeply northeast and strikes approximately 320° along the northeast limb of the Cove anticline causing significant post-mineral normal displacement before terminating against the Bay/110 fault complex. The overlying volcanics are not significantly faulted, as defined by holes NW-1, NW-2 & 2A, and NW-3. It is likely there is minor post-mineral movement on all northeast and north striking faults as a result of Basin and Range extension beginning the Miocene and continuing through present day.

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The below sets out the four distinct mineralization types known on the property, and a brief description of each:

1.	Carlin-Style (Au-Ag): The gold in Carlin-style deposits is usually sub-micron in size and generally occurs in pyrite and arsenical pyrite. An envelope characterized by decalcification, silicification and argillization accompanied by anomalous amounts of silver, arsenic, antimony, thallium and mercury often accompanies mineralization. The Carlin-style mineralization at Cove is relatively rich in silver compared to similar deposits elsewhere in northern Nevada. When Carlin-style mineralization occurs in the silty limestones and packstones of the Favret Formation and Home Station Dolomite, decarbonatization replaces fine-grained calcite and/or dolomite with quartz and forms very fine-grained illite and pyrite. Diagenetic pyrite was probably present in the Helen Zone before Carlin-style mineralization based on the abundant presence of subhedral pyrite grains that bear no arsenian rims. The arsenic-bearing pyrite precipitated as a product of Carlin-style mineralization in the Helen are fine-grained (~10 microns) patchy, anhedral "fuzzy" pyrite generally smaller than the diagenetic pyrite grains. In the CSD zone, most pyrite grains in high-grade samples are larger (~20 microns), display spectacular, sharp geochemical zonations, and are rimmed with arsenian pyrite or stoichiometric arsenopyrite. The few samples studied from the Gap under the SEM suggest it shares more in common with the CSD zone though its silver content is lower overall.
2.	Polymetallic Sheeted Veins (Au-Ag±Pb-Zn): The polymetallic veins in the 2201-VG zone are enveloped by a zone of illitic of the conglomerate matrix detected by sodium cobaltinitride staining and confirmed by scanning electron microscope (SEM) analysis. Minor silicification is relatively common, especially in the conglomerate, however, it is not present everywhere and not always directly associated with mineralization.
3.	Carbonate Replacement (Ag-Pb-Zn±Au): Carbonate replacement mineralization occurs as local pods of manto-style mineralization characterized by massive sulfide (pyrite-sphalerite-galena) replacing basal limestone at the Dixie Valley/Favret contact. Mineralization is discontinuous and generally defined by high-grade Ag-Zn-Pb±Au.
4.	Skarn (Au-Ag±-Cu): Skarn mineralization at the historic McCoy pit occurs as both endoskarn and exoskarn mineralization characterized by a predominantly garnet-diopside-magnetite mineral assemblage.

The Carlin-style mineralization across the deposit appears to represent an evolving system from a "primary" endmember represented by the CSD zone with higher Ag/Au, coarser-grained pyrite and a close proximal relationship to Ag-Pb-Zn-(Au) mineralization to the "evolved" endmember represented by the Helen zone with lower Ag/Au, very fine-grained pyrite and weak spatial association with any other styles of mineralization. The Gap can be considered a "transition" zone between the two endmembers until more petrography is conducted on the recently discovered Gap to test this hypothesis. Helen zone geochemistry is distinct from the CSD zone in many ways. For samples greater than 1 parts per million ("ppm") Au, less than or equal to 100 ppm Ag and confirmed to be Carlin-style mineralization by core photo review, the Helen zone has an average Ag/Au ratio of approximately 0.85 whereas the CSD zone is 2.25. Gold in both the Helen and CSD zones correlates with As, Sb, and Hg, however, Au correlates moderately (0.52 correlation coefficient) with Ag in the CSD zone but more weakly (0.3652 correlation coefficient) in the Helen zone. Like the geochemistry, the mineralization in the Helen and CSD is also distinct. The As-bearing (assumed to also be Au-bearing) pyrite in the Helen are generally finer-grained, less euhedral, and more poorly zoned than the As-bearing CSD zone pyrite. The complicated nature of the mineralized pyrite at the CSD zone is suggestive of a more complex and long-lasting mineralizing event in comparison to the seemingly simple Helen mineralization. In the 2201-VG zone, Au correlates with Ag, As, Cu, Fe, Pb, Sb, and Zn - a distinctly different grouping of elements from the CSD, Gap and Helen zones.

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Deposit Types

The Cove-Helen deposit consists of two mineralization styles, Carlin-style and polymetallic sheeted veins. The Carlin-style mineralization within the Helen, Gap and CSD zones comprises approximately 85% of the existing resource with high gold and silver grades occurring as both stratabound and structurally controlled mineralization at the intersection of the Cove anticline and favourable lithologic beds, structures, intrusive dikes and sills.

The polymetallic 2201 zone is a separate deposit from the shallower Carlin-style mineralization and is believed to be a structurally controlled sheeted vein system. Veining is oriented northwest, with vein geometry being controlled by a deeper northwest striking reverse fault. Due to its depth, the 2201 zone has seen limited drilling since its original discovery in late 2013, however, additional infill and step-out drilling in the future will help to better define deposit potential and mineralization controls.

Exploration

McCoy-Cove is a large property with advanced-stage deposits as well as numerous sparsely tested prospective areas. Historical exploration from the 1960's to 2012 included stream sediment (silt) sampling, soil sampling, rock chip sampling, geophysical surveys, and geologic mapping. Since acquiring the property in 2012 through mid-2018 when the mineral resource estimate was completed, Premier carried out soil sampling, field mapping, geophysics and drilling projects. Highlights of Premier's exploration through mid-2018 included the discovery of the 2201 and CSD Gap zones as well as the re-interpretation of the litho-structural model, which resulted in expansion and improved continuity throughout the Cove-Helen zone. The updated litho-structural model has helped guide property-wide target generation.

Numerous exploration targets have been identified within the McCoy-Cove land package. All targets are thought to be Carlin-style and/or polymetallic 2201-style mineralization. Since mid-2018, exploration efforts have focused on eight areas: Windy Point, Antenna, Alpha, Davenport, Lakeside, Saddle, Reflection, and Hidden Valley. These recent exploration efforts have focused on drilling.

Drilling

The McCoy-Cove drill hole database is large, containing many holes drilled across the large land package. For the current resource estimate, the drill data was filtered to contain only holes within and near the Helen, CSD, CSD-Gap, Gap Hybrid and 2201 Zones. A total of 1,397 holes totaling 1,127,481 feet of drilling were included in the current estimate. Holes were drilled using both core and reverse circulation methods. Premier drilled 123 of the holes and the remainder were drilled by Victoria, Newmont and Echo Bay Mines Ltd. ("Echo Bay").

Recent drill projects have predominantly been completed by coring, while RC drilling was used extensively to delineate historic pit and underground resources. Accordingly, the recently discovered Helen, 2201 and CSD-Gap zones were modeled almost exclusively using core holes, while the pit-proximal CSD Zone and low-grade lenses were modeled using a mix of RC drilling and core. The authors of the McCoy-Cove Report consider both core and RC data to be reliable.

Current Drilling Methodology

Drill Hole Placement

Initial surface collar locations are based on drill plan targeting - collar locations are marked in the field by a geologist using a hand held global positioning system (GPS) device loaded with coordinates from drill plans in either Gemcom or MapInfo project files. A wooden collar picket is marked with both the azimuth and dip designations. The azimuth is also painted in a line on the ground directly in-line with the collar picket allowing the drill rig to line up on the correct bearing from the collar location. The geologist re-confirms both azimuth and dip once the rig is lined up on the drill pad using a Brunton compass. After drilling is complete, holes are abandoned and marked with a metal tag cemented into the collar. A final collar location survey is performed by a professional contract surveyor. A UTM NAD83 Zone 11N coordinate system is used.

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RC Drilling Procedures

Holes are drilled using industry standard RC drilling equipment. Samples are collected on five-foot intervals using a cyclone sample collector. The sample interval is written on the sample bag using permanent marker. Drilling advances are paused at the end of each sample run to ensure the complete sample has been collected and avoid contamination of the following sample. The optimum sample size collected is approximately one quarter to one half of a 17-inch by 22-inch sample bag (about 4.5 to 9 kg or 10-20 pounds).

Core Drilling

Core holes are drilled using HQ (about 3-inch diameter) core. Holes may be reduced to NQ (about 2.4-inch diameter) to permit continuation of a hole in difficult drill conditions. Premier has used both standard and triple-tube tooling. Triple-tube is preferable in broken ground because it facilitates placement of core into the core box, allowing the sample to remain more intact. Drilled material is placed in wax-impregnated core boxes. Drillers label the end of the core run to the nearest half of a foot and measure and record the recovery in feet on wooden blocks, which are placed in the core box at the end of each drilled interval. Core boxes are labeled with company name, property, bore hole identifying number (BHID), box number and drilled interval. The authors of the McCoy-Cove Report believe the drilling procedures are adequate.

Sampling Methodology

Boxed core is delivered to the Battle Mountain core logging facility by Premier geologists or geotechnicians. The core is washed, photographed and rock quality description (RQD) logged. Detailed geology logs are completed. Data is entered directly into LogChief, a Maxwell software logging module loaded on a laptop.

Sample intervals are chosen by the geologist based on detailed geology observations. Sample intervals may range from ten feet to a minimum of one foot. The geologist marks sample intervals on the core and staples a sample ticket double-stub in the core box at the end of the sample interval. Sample IDs are automatically generated in LogChief starting with a number the geologist enters from a printed fifty-sample booklet. Logged core boxes are stacked on a wooden pallet prior to being moved into the adjoining warehouse for sample cutting.

The geologist prints a cut-sheet from LogChief software with the sample numbers and intervals and gives the cut-sheet to the geotechnician. The geotechnician puts one sample bag in a five gallon plastic bucket on the floor next to the core saw. The core is sawed in half and the left piece is placed into the bag on the floor; right piece goes back into the core box. In the case of broken core, the sampler does his best to divide the sample equally. Once the interval is split, the geotechnician takes one part of the double sample stub from the core box and staples it to the sample bag. The remaining sample stub remains in the core box for future reference. The geotechnician then ties the sample bag shut and marks the sample off the cut-sheet. The tied sample bags are stored in a sample bin for the lab driver to pick up.

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The geologist assigns five QA/QC samples per 50 samples. The geotechnician places the blanks and duplicates with their sample tags in the sample bin with the regular core samples. The standards are placed in a smaller box on a desk next to the large sample bin.

The geologist completes a sample submittal sheet. The lab driver picks up the samples directly from Premier's warehouse location and is given a chain of custody form with sample IDs for the shipment. An electronic copy of the sample submittal form is emailed to the lab.

Drill hole status, such as splitting, sample dispatch date, batch ID and dates of both preliminary and final results, are tracked on a white board in the geology office.

The authors believe the sampling procedures are adequate.

Core Recovery

The average recovery for core drilled by Premier is about 90%, which is consistent with historic recovery measurements. Recovery is calculated by measuring the length of material between blocks in the core box and dividing that length by the drilled interval length. It is difficult to measure length accurately for a broken interval of core, and the tendency is to over-estimate recovery in broken intervals. This is a typical problem for drilling in Northern Nevada, and the authors believe that 90% is a reasonable estimate of recovery. Although any sample with less than 100% recovery is sub-optimal, the authors believe the samples provide a reasonable representation of the rock package.

Surveying

Property Grid and Drill Hole Collars

All diamond drill holes prior to 2012 were proposed and collared based on the UTM NAD 27 property grid, which was referenced in a historical digital terrain map created prior to full scale mining and reclamation. After acquiring the property in 2012, Premier converted all drill hole data to UTM NAD83 Zone 11N coordinate system and systematically checked the validity of the inversion using historic air photos checked against an updated 2012 aerial survey as well as field checking historic drill hole collars where available.

Downhole Survey

International Directional Services ("IDS") of Elko performs downhole surveys on all drill holes. Holes are surveyed on 50-foot intervals using a north-seeking gyroscopic downhole survey tool.

Sampling, Analysis and Data Verification

Sample Preparation and Analysis

The following describes the current sample preparation, analysis and security measures Premier has put in place since its acquisition of the McCoy-Cove Property in 2012.

Drill hole samples collected by Premier were sent for assay analyses to three independent laboratories:

1.	American Assay Laboratories Inc. located in Sparks, Nevada, which is accredited in accordance with ISO/IEC 17025:2005 ("American Assay");
2.	Inspectorate America Corporation located in Sparks, Nevada, which is accredited in accordance with ISO 9001:2008 and ISO/IEC 17025:2005 ("Inspectorate"); and

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3.	ALS Minerals located in Vancouver, British Columbia, which is accredited ISO/IEC 17025:2005.

From 2012 until the end of 2014, samples were sent for analysis to Inspectorate laboratories. Starting with 2015, samples were sent to ALS. The pulp sample checks were sent to the American Assay laboratory.

The sample preparation and gold fire assay ("FA") procedures for the Premier 2012-2016 drilling programs at all the laboratories are essentially the same as those employed prior to 2012, except that gold FA results greater than 10 g/t Au are re-assayed by FA/gravimetric. The FA method employed prior to 2012 is described below:

1.	Samples are received from weigh-room in labelled envelopes.
2.	Crucibles are set up in trays of 20 by numbers assigned from Laboratory Information Management System.
3.	Crucibles are charged with the appropriate type and amount of flux.
4.	Samples are transferred from the envelopes to the appropriately labelled crucible, copper spikes are inserted and inquarting is conducted.
5.	Additional reagents are added to the crucible if needed and sample and flux is mixed with cover flux added on to the top of charge.
6.	Crucibles in sets of 80 charges are then loaded into pre-heated gas fusion furnace and fusion is conducted for one hour at 2,100°F.
7.	Upon completion of fusion, molten lead-slag is poured into numbered conical moulds. Unsatisfactory fusions are submitted back to the weighing room for reweigh.
8.	Fusions are allowed to cool and the moulds are transferred in order to the slagging station. Slag is removed with hammer and lead buttons are cubed and placed in numbered trays.
9.	MgO cupels are heat treated in the cupel furnace at 1,800°F for a minimum of five minutes to drive off moisture. Cupels are then carefully evaluated for cracks or erosion and are discarded accordingly.
10.	Lead buttons are loaded into cupels in order and the set is then loaded with a fork into an electric oven set at 1,800°F.
11.	Upon full cupellation (lead adsorption), the cupels are allowed to cool and the resulting Ag ± Au prills are placed into numbered trays.
12.	For AA finish, the prills are dissolved in aqua regia and analyzed on the ICP.
13.	For gravimetric finish, the prills are placed in parting cups approximately two-thirds full with 20% nitric acid to dissolve the silver and then heated on a hotplate at 125°F until parted. The gold bead is then allowed to cool, transferred to cups, rinsed with cold de-ionized water and allowed to dry. The cups are fired at 1,560°F for approximately five minutes and then allowed to cool. The resulting doré bead is weighed on a microbalance.

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In addition to the FA analysis, the current program includes analysis of gold and silver by screen metallic methods when visible gold is noted in the polymetallic sheeted veins intercepted in the 2201 zone. The current program also incorporates a 42-element, four-acid, ICP-mass spectrometry, ultra-trace level analysis.

In opinion of the authors of the McCoy-Cove Report, the sample preparation, analysis, and security procedures at the McCoy-Cove Property are adequate for use in the estimation of mineral resources.

Security Measures

Security measures taken to ensure the validity and integrity of the samples collected were adopted from Victoria, which included:

1.	Chain of custody of drill core from the drill site to the core logging area.
2.	Buildings were kept locked when not in use.
3.	Core sampling was undertaken by technicians under the supervision of Victoria geologists.
4.	All intersections were kept in the Reno office.
5.	Inspectorate was storing all the rejects and pulps indefinitely.

Quality Control Measures

Standards and Blanks

A total of 69 different blank and gold standard reference materials have been used at the McCoy-Cove Property. The null hypothesis test compares the calculated t-statistic to the t-value for a 95% confidence level. Acceptance of the test indicates that the lab mean is within the 95% confidence limit of the standard value. A rejection result from the test does not necessarily mean the data is not representative of the expected value but rather that the test was inconclusive. Groups which have a high out limit frequency are not necessarily reject by the t-test if the standard deviation for the group is not excessively high.

Duplicate Assays

Duplicate assays are performed under two scenarios. The geologist can instruct the lab to duplicate the pulp of a specified sample or the lab can send a pulp to another lab for check assay. Both types of duplicates show good replication of assay values.

Data Verification

The authors of the McCoy-Cove Report received the McCoy-Cove drill hole database from Premier. Premier manages the data using Maxwell Geoservices software. Geology Staff exported the data as csv files for Practical Mining LLC. The authors imported the data into Maptek Vulcan software and identified holes within the resource area. The authors selected 5% of holes from the resource dataset for detailed review. The selected holes are a spatial and temporal sampling of the data, the majority consisting of holes drilled by Victoria and Premier because most older holes are in the mined area and supported by past production. Premier supplied copies of the raw data for the selected holes to the authors.

The authors compared the raw data with the corresponding records in the database. Records reviewed include assay values for gold and silver, collar location surveys and downhole deviation surveys.

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The authors did not observe any mismatches between assay certificates and the database. Minor inconsistencies in the handling of missing data were noted. Sampled intervals which lack assay data typically have a blank cell in the assay column of the csv, but holes AX-10 and AX-22 contained negative values. Those holes were subsequently corrected by re-importing into Maxwell Geoservices software. The database inconsistency did not affect the estimation. Collar surveys are occasionally duplicated on subsequent surveyor visits, and surveys will vary slightly due to limits in precision. The authors noted one collar with a slight mismatch between the surveyor's spreadsheet and the database, however the small difference in distance has an insignificant effect on hole placement and may be attributed to multiple surveys of the same collar. The authors did not observe any mismatches between downhole survey reports and the database.

In summary, the authors observed no significant problems with the data and concluded the data is suitable for use in the resource estimation.

Mineral Processing and Metallurgical Testing

Metallurgical testing was completed by SGS Laboratories under the direction of Jacobs Engineering on behalf of Premier. Composite samples from the Helen and Gap zones underwent whole ore cyanidation testing, roasting and calcine cyanidation tests and pressure oxidation with cyanidation of the residues. Results indicate that in general the Gap mineralization performs better with pressure oxidation and the Helen mineralization performs better with roasting. Recoveries were assigned to each mineralized lens from the associated composite test results. The recoveries stated herein represent a weighted average value for all mineralisation contained in the mine plan of 82.2% for gold and 21.5% for silver.

There are three roasting facilities and two pressure oxidation facilities located in northern Nevada which are amenable to processing the McCoy-Cove Property mineralization. The McCoy-Cove Report incorporates toll-milling arrangements with associated over-the-road trucking costs for both process methods.

The following are the major conclusions and recommendations from the historical metallurgical test programs:

Conclusions

1.	Head assaying for the both the Helen Zone and Gap indicated that the gold in the two resources will likely be finely disseminated and not amenable to gravity gold recovery;
2.	The mineralogy of the Helen and Gap resources differ in two significant areas, the first being that the Helen appears to be lower in arsenic content than the Gap resource and that the Gap resource appears to be lower on average in TCM and TOC than the Helen resource;
3.	The Helen composite arsenic assays indicate that the Helen mineral resource is lower in arsenic content that the Gap resource;
4.	The Helen and Gap resources based on the composites tested appear to be doubly refractory to conventional cyanidation and require both sulfide oxidation and passivation of active carbonaceous mineralization to significantly increase gold extractions;
5.	Based on the composites tested the Helen Zone appear to generally be more amenable to roasting and CIL processing;

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6.	Based on the composites tested, the Gap resource appears to generally be more amenable to pressure oxidation and CIL processing; and,
7.	The data set was too small to establish any clear relations between mineralogy and metal head grade and extractions for either resource although it is clear that mineralogy factors such as arsenic content and TCM or TOC are influencing extractions using either roasting and calcine cyanidation or pressure oxidation and residue cyanidation.

Recommendations

1.	Additional metallurgical testing will be needed to thoroughly investigate the variability and viability of Helen and Gap resources to roasting and pressure oxidation with CIL cyanidation for which a program evaluating thirty to forty composites from each resource is suggested with objectives as follows:
a.	Determine the location and number of samples required to represent the resources through geo-metallurgical analysis;
b.	Assess variability of the responses to roasting and calcine cyanidation across the resources;
c.	Assess variability of the responses to pressure oxidation and residue cyanidation across the resources;
d.	Testing should attempt to establish head grade and extraction relations for use in more detailed resource modelling;
e.	Mineralogy impacts need to be established and geologic domains within each resource need to be determined; and,
f.	Additional comminution data should be collected to assess variability within the resources.
2.	In addition to evaluating resource process by a toll processing operator, consideration should be given to evaluate onsite processing;
3.	The resource model should be advanced to include arsenic, TCM, TOC, mercury, lead, zinc, total copper selenium, barium, cobalt, nickel, and cadmium as these will be important for predicting grades if toll process offsite is used and potentially for estimating extractions within the resources;
4.	Consider flotation tests to pre-float preg-robbing carbonaceous mineralization;
5.	Continue chlorination tests for sulfide oxidation and passivation of preg-robbing carbonaceous mineralization to determine if this is a viable process option;
6.	Consider the use of blanking agents in conjunction with chlorination for passivation of carbonaceous mineralization; and,
7.	Consider the use of gold specific ion exchange resins in place of activated carbon to counteract the effect of preg-robbing carbonaceous mineralization.

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Mineral Resource Estimates

The mineral resource estimate presented herein has been prepared following the guidelines of the Canadian Securities Administrators' National Instrument 43-101 and Form 43-101F1 (Canadian Securities Administrators, 2011) and in conformity with generally accepted CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines 2019. Mineral resources have been classified in accordance with the "CIM Standards on Mineral Resources and Reserves: Definition and Guidelines" (Canadian Institute of Mining Metallurgy and Petroleum, 2014 B).

The current mineral resource estimate (the "Cove Mineral Resource Estimate") is based on an underground mining method and includes 1,110,000 tonnes at an average grade of 10.9 g/t Au, containing 351,000 ounces in the indicated resource category. An additional 4,262,000 tonnes at an average grade of 10.9 g/t Au, containing 1,353,000 ounces, are estimated in the inferred mineral resource category.

There are four distinct mineralized zones: CSD, GAP, Helen and 2201. The mineralized zones follow a southeast to northwest trend beginning below the historic Cove pit and extending over 6,000 feet to the northwest.

The following table summarizes the Cove Mineral Resource Estimate.

Mineral Resources - January 1, 2021

Premier Gold Mines Limited - Cove Mineral Resource Estimate

Indicated Mineral Resource

	Tons (000)	Tonnes (000)	Au (opt)	Au g/t	Ag (opt)	Ag (g/t)	Au ozs (000)	Ag ozs (000)
Helen	614	557	0.356	12.2	0.100	3.4	219	62
Gap	176	160	0.345	11.8	0.431	14.8	61	76
CSD	319	289	0.224	7.7	2.528	86.7	71	806
Total Indicated	1,110	1,007	0.316	10.9	0.850	86.7	351	943

Inferred Mineral Resources

	Tons (000)	Tonnes (000)	Au (opt)	Au g/t	Ag (opt)	Ag (g/t)	Au ozs (000)	Ag ozs (000)
Helen	1,585	1.438	0.324	11.1	0.116	4.0	514	184
Gap	1,815	1,646	0.309	10.6	0.448	15.4	561	813
CSD	552	501	0.198	6.8	2.205	75.6	109	1,218
2201	310	282	0.546	18.7	1.127	38.65	169	350
Total Inferred	4,262	3,867	0.317	10.9	0.602	20.6	1,353	2,565

Notes:

(1)	Mineral resources have been estimated at a gold price of $1,500 per troy ounce;
(2)	Mineral resources have been estimated using gold metallurgical recoveries of 79.5% and 85.2% for roasting and pressure oxidation, respectively;
(3)	Mineral resources have been estimated using a gold equivalent cutoff grade of 0.141 opt;
(4)	One ounce of gold is equivalent to 98 ounces of silver;
(5)	The effective date of the mineral resource estimate is January 1, 2021;
(6)	Mineral resources, which are not Mineral Reserves, do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, socio-political, marketing, or other relevant factors; and
(7)	An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

B-14

Please see Table 11-15 in Section 11 of the McCoy-Cove Report for a more detailed tabular presentation of the cut-off grades in the roaster and autoclave processes.

The authors of the McCoy-Cove Report are not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant factors that could materially affect the Cove Mineral Resource Estimate.

The gold and silver mineralization was estimated using Vulcan versions 9.1.8 and 10.1.5 modeling software using the Inverse Distance Cubed ("ID3") estimation method. A Nearest Neighbor method was run for comparison. The estimate was performed by Practical Mining LLC.

Mining Operations

Mine Development

Underground access to the mining areas will begin with a portal on the North side of the existing pit and ramp down. Initial work will consist of 4,557 feet of decline from the portal down to approximately the 4600-foot elevation and 889 feet of drill laterals. The drill laterals are located directly above the Helen and Gap deposits. The decline will serve as a starting point for subsequent development and a portion of the drill cross cuts will later serve as the part of the main ventilation intake. Primary access drifts are designed 15 feet wide and 17.5 feet high to permit 30-ton haulage trucks and provide a large cross section for ventilation. Drift gradients will vary from - 15% to + 15% to reach the desired elevation. Secondary drifts, spiral ramps and vertical raises will connect the haulage drifts to provide a pathway for ventilation to the surface and serve as a secondary escape way.

The ground conditions at the Project are typical of the northern Nevada extensional tectonic environment. Joint spacing varies from a few inches to a foot or more. It is expected that Swellex rock bolts along with welded wire mesh will be able to control all conditions encountered during decline development and stoping. Shotcrete will also be liberally applied as needed to prevent long-term deterioration of the rock mass. Under more extreme conditions, resin anchor bolts, or cable bolts can be used to supplement the primary support. Steel sets and spiling may also be used to support areas with the most severe ground conditions.

Project geologists have recorded core recovery and Rock Quality Designation ("RQD") as part of their normal core logging process. RQD values from 30% to the low 40% range are typical for mines in the area. RQD values are also dependent on drill orientation relative to the major joint sets and can vary widely. The Modified Rock Mass Rating ("MRMR") system provides for additional characteristics to be considered in addition to RQD. These include filling material, joint waviness, alteration, weathering and the presence of water. A selection of core holes in the resource delineation program should be logged with the MRMR system to allow comprehensive classification of the rock mass.

Joint set orientation relative to the mine opening geometry is the most significant factor in opening stability in north-east Nevada. In conjunction with the resource delineation program, Acoustic Tele Viewer logging should be obtained to determine joint orientation for each domain to optimize mine opening orientation and estimate support requirements.

B-15

Mechanized underground mining relies heavily on diesel equipment to extract the mineralized material and waste rock and to transport backfill to the stopes. Diesel combustion emissions will require substantial amounts of fresh ventilation air to remove the diesel exhaust and maintain a healthy working environment. A combination of the main access drifts and vertical raises to the surface are arranged in a manner to provide a complete ventilation circuit capable of supplying the mine with 500,000 cubic feet per minute (CFM) of fresh air. Air movement is facilitated by primary ventilation fans placed at the surface and underground in strategic locations. Small auxiliary fans and ducting will draw primary ventilation air directly into the working faces.

Secondary egress will be provided by installing a personnel hoist with a capsule capable of holding up to four people. The hoist will be located at the surface of the exhaust ventilation raise.

The dewatering wells will provide the majority of mine dewatering. Small localized inflows will be captured at sumps located strategically throughout the mine and pumped to the surface where it will be commingled with the water from the dewatering wells.

Mining Methods

Due to the mostly flat geometry of the ore lenses, all planned production mining will be completed using drift and fill mining. The final choice of mining method will depend upon the geometry of the stope block, proximity to main access ramps, ventilation and escape routes, the relative strength or weakness of the mineralized material and adjacent wall rock, and finally the value or grade of the mineralized material. The choice of mining method will not be finalized until after the stope delineation and definition drilling is completed. The drift and fill method is discussed briefly in the following paragraphs.

Drift and Fill is a very selective mining method. A drift and fill stope is initiated by driving a waste crosscut from the access ramp to the ore. The initial ore drift is driven at planned 13-feet wide by 13-feet high dimensions, with gradient varying between +/-20% to follow the geometry of the mineralization. The minimum cut and fill drift height is eight feet to minimize dilution on the thinner mineralized lenses. Once the initial drift is driven, floor may be pulled and/or back may be breasted down to capture the full thickness of the lens. Where mining is planned adjacent to the drift, it will be backfilled with CRF prior to mining the subsequent drifts.

Approximately 5,270 feet of development will be undertaken in 2022 and 2023 to provide access for underground delineation and exploration drilling. Underground workforce requirements for this early development phase of the Project are estimated at a total of 23 workers: 8 miners, 4 mechanics, 2 supervisors, 8 technical staff, and one manager. Following a positive production decision in 2024, production will increase and peak underground workforce requirements for the Project are estimated to be a total of 125 workers: 80 miners, 20 mechanics and electricians, 8 supervisors, 16 technical staff, and 1 manager. This estimate was prepared using productivity rates typical for large-scale mechanized mining in North America. The Project will operate 24 hours per day seven days per week. Project operations workforce will be divided into four crews scheduled to work 14 out of every 28 days.

During the early exploration phase, capital development drifting will average 10-15 feet per day from 2022 into 2023 Following a positive production decision, first ore production will occur in 2025 and ramp up to the steady state rate of 1,250 tpd. Mine development will follow the water level drawdown opening new production areas to sustain production. At the exploration phase, the mining fleet necessary to achieve development goals will be: one 6-Yd LHD, one 30-T haul truck, one jumbo drill, one bolter, one fork lift, one lube truck, one grader, one emergency rescue, two tractors, and one UTV. For peak production mining, the fleet will need to increase to: six 6-Yd LHDs, eight 30-T haul trucks, four jumbo drills, four bolters, two remix trucks, two cement pumps, two fork lifts, one lube truck, one grader, one emergency rescue, one heavy duty pickup, three tractors, and four UTVs.

B-16

Mine Plan

Assuming a positive production decision in 2024, development and production rates will increase as headings become available, eventually reaching a maximum rate of 100 total feet per day and 1,250 tons of ore production per day. At these rates, the mine plan is exhausted in 2033.

Processing and Recovery Operations

The primary processing option for Helen and Gap resources is toll milling and treating by a third party through either existing roasting operation or an existing pressure oxidation operation. In Nevada these include Jerritt Canyon Gold and operations under Nevada Gold Mines.

Premier Gold solicited two items from a prospective toll operator with both roasting and POX operations.

Laboratory bench scale batch roasting and pressure oxidation tests were previously completed using plant conditions from the prospective toll operator described in Section 13 of the McCoy-Cove Report. The conditions provided approximate the expected operating conditions in the prospective toll operators roasting and POX facilities.

Premier Gold also solicited terms and conditions for toll milling and treating Helen Zone resource material. Premier Gold provided a package of Helen Zone metallurgical data, for the roasting and POX tests, from the 2017 test program, to the prospective toll process operator for their consideration and as the basis for toll processing resource material through either the toll operator's roasting or POX facilities.

The prospective toll process operator provided terms and conditions for processing the Helen Zone and Gap resource material through their existing operations.

Previous testing identified that mercury and arsenic concentrations would likely exceed the specified limits for both Helen and Gap resources, apart from Gap which did not exceed mercury limits in the samples tested. Other elements of concern include:

•	Barium;
•	Chromium (Gap only).

Selenium and cadmium were not assayed to a sufficiently low detection limit to determine if they are problematic.

Blending at either the Cove mine site or at the toll processor (with their own feed) in order to meet the proposed feed specifications would be required to meet the maximum concentration limits for the elements of concern.

Roaster feed specifications show the following areas that are out of range:

•	CO3 - both Helen and Gap samples were below minimum specification;
•	TCM - both Helen and CSD samples exceeded maximum specification;

B-17

•	Sulfide Sulfur - both Helen and Gap samples were below the minimum specification.

With respect to POX feed specifications for either acid autoclaves or alkaline autoclaves:

•	Acid Autoclave - Generally the Helen Zone samples did not meet these specifications while most of the Gap samples meet this specification.
•	Alkaline Autoclave - Some Gap samples meet this specification and would be directed to the alkaline system.

The test data indicates that the Helen Zone composites were generally more amenable to roasting than POX. The assay data for the Helen composites indicates that there may be some problems from some areas to meet roaster feed specifications. Onsite blending of Helen resource material to meet specifications prior to shipping to the toll processor provided that resource material is available for blending will likely be required. Alternately, blending with the toll processors own feed material may also be possible.

Conversely, the Gap test data shows more amenability to POX. Again, blending would likely have to be employed to comply with feed specifications.

Helen resource may generally be more amenable to roasting, but it is likely that there will be production that can be directed to POX. The reverse would be likely for the Gap production.

Projected Gold and Silver Recoveries Used for Metallurgical Zones

Roaster and pressure oxidation recoveries assuming CIL processing were projected based on the 2017 SGS test programs. These are initial projections and further sampling, assaying, and testing will be needed to confirm the projections and increase the understanding of recoveries by roasting or pressure oxidation within the metallurgical zones. Some projections were extrapolated for samples CIL was not performed. The testing showed that CIL significantly increased gold and silver recoveries over direct leaching.

The proposed toll processing terms from the prospective toll processor contained terms for determining recoverable metals by roasting and POX processes summarized. Payable metal content was generally based on feed head grades of gold and silver. Note that the proposed terms are based on the Helen Zone Data package only and is presumed to apply to toll processing Gap resource material also.

Additionally, the proposed terms state that at month's end for each period covered by a potential contract, the recoverable gold will be adjusted based on the toll processor's actual plant recoveries and proportions of toll resource to the processor's own materials processed. This could be a positive or negative adjustment to the recovery estimated per the recovery equation.

As with the proposed roaster terms the POX recovery will be adjusted at month's end for each period covered by a potential contract, the recoverable gold will be adjusted based on the toll processor's actual plant recoveries and proportions of toll resource to the processor's own materials processed. This could be a positive or negative adjustment to the recovery estimated per the recovery equation.

The same end of month recovery adjustment also applies to the alkaline POX recovery.

The proposed terms indicate that the recoverable silver will be 10 to 20% and will be adjusted at months end in a similar manner as for gold. Silver recovery in roasting and POX operations is typically low. The 2017 test work indicates that the Helen and Gap resource material may yield higher silver extractions however the proposed terms will likely pay for lower amounts unless the toll processor's silver recovery is higher when processing the Helen or Gap resource materials.

B-18

Infrastructure, Permitting and Compliance Activities

Dewatering

Future dewatering estimates utilized input parameters obtained via the 2017 30-day pumping test, mine planning, and from the observed and reported rock mass characteristics. These parameters are:

•	Transmissivity: a transmissivity value of 750 ft2/d was selected for the analysis from an average of HE holes. Transmissivity values from these locations are believed to represent the hydrologic block's bulk transmissivity. Sensitivity dewatering estimates use the maximum (897 ft2/d) and minimum transmissivity values (631 ft2/d);
•	Transmissivity values for the Gap deposit were assumed to be to be 3000 ft2/d (K=2.5 ft/d), rather than using calculated values from PG16-16. This was done because conductivity values at PG16-16 are believed to be overestimated considering that the analysis doesn't account for the hydraulic boundary effect of the Gold Dome fault between the pumping well and PG16-16;
•	Radius: Effective radii of 492 ft were calculated from the area of the Helen to the 4100 and Helen's footprint. These footprints were used to simulate the draw down from the Theis equation. The Gap radius was estimated to be 550 ft;
•	Storage: A storage value of 0.01 was used to reflect a rock mass with 1% drainable porosity. Rock mass storativity was considered negligible relative to drainable porosity.
	Helen	Gap
Current Water Elevation	4600	4640
First Mineralization Elevation	4300	3800
Time to Dewater First Mineralization	3 months	9 months
Lowest Mineralization Elevation	3400	3400
Time to Dewater Lowest Ore	24 months	30months
Number of Wells	5	10
Mean Pumping Rate	10,500 gpm	26,000 gpm

Work completed in 2019 and early 2020 included the installation of six additional vibrating wire piezometers (VWP) to increase the horizontal and vertical spatial distribution of the Cove monitoring network. Test wells WE-01 (TD 1,900 feet) and WE-02 (TD 1,599 feet) reached their target depths and were screened in the geologic units hosting the Helen and Gap deposits.

Two constant rate pump tests allowed for significant expansion of the hydrogeologic understanding of the Cove project area. Testing of the Hidden Valley-Gold Dome Fault Block containing the Helen deposit by WE-01 was limited to 340 gpm pumping rate and induced 400 feet of drawdown in the pumping well and the cone of influence was limited.

The Gold Dome-Bay Fault block host of the Gap deposit test achieved 2,500 gpm from WE-02. Drawdown achieved at the pumping well totaled 131 feet with a large radius of influence. At HE18-05, 1,700 feet north of the pumping well, 38 feet of drawdown was observed. This fault block is highly fractured, especially in the Favret formation and the rock is hydraulically well connected.

B-19

Detailed modeling of the Cove hydrogeology is underway at the time of the McCoy-Cove Report.

The RIBs should be located and designed to infiltrate water into the alluvial sediments of the Reese River Valley and located in a manner that will minimize re-circulation to the Cove Pit lake. Infiltration of dewatering water to a series of Rapid Infiltration Basins has been used at the McCoy-Cove site in the past to re-introduce dewatering discharge into the groundwater system.

Over the past decade regulatory action has lowered the NDEP Profile I reference values for Arsenic (As) from 0.05 mg/l to 0.01 mg/l, making permitting of new RIBs more complex. Since the concentrations of As and Iron (Fe) were found to be above NDEP Profile I reference values in discharge water produced from PW17-101, some additional work will be needed to obtain approval for disposal of dewatering discharge via new Rapid Infiltration Basins (RIB) at Cove Helen. Subsequently, addressing elevated As and Fe in waters planned for infiltration will require an attenuation study aimed at demonstrating the ability of native soils to remove As and Fe. A study of the attenuation capacity of native soils at the RIB site should be undertaken to evaluate the ability of local soils to remove As and Fe as water is infiltrated to the alluvial soils of the Lower Reese River Valley.

The authors recommend that further hydrogeologic characterization of the Cove Helen resource should focus on three areas where additional work is needed to advance permitting and development of the project. These areas are hydrogeological characterization; operational support; permitting support, baseline studies, and numerical model development; and NDEP permitting of infiltration.

Electrical Power

Dewatering constitutes 90% of electrical power demand over the Project's duration. Demand for dewatering was estimated from projected water elevations and pumping rates and peak demand of 11.5 megawatts (MW) occurs in 2028.

An existing NV Energy 24.9 kilovolt (kV) distribution line and meter will provide one megawatt (MW) to the Cove Project during the initial decline development and underground drilling program. Permanent power for the project will be supplied by an existing 120kV transmission line. This line previously powered the Cove Project and extends approximately 9 ½ miles from NV Energy's Bannock substation to and terminates at the Cove Project. The line is in good condition and will not require any repairs.

The Bannock substation serves the Phoenix Mine and a geothermal power plant located in Jersey Valley. The substation has ample capacity to provide the estimated 11.5MW of power required by the Cove Project. Prior to reconnecting the line to the grid NV Energy requires updating the switchgear at the substation to a ring configuration as a result of new standards implemented since the line was taken out of service after the cessation of activities at Cove by Echo Bay. The full cost of these upgrades will be borne by the Cove Project.

Where the lines cross the project access road a new substation will be constructed. It currently contains a 24.9/13.8kV, 1,500 kilovolt-ampere pad mounted transformer and related equipment. Approximately 7,500 feet of distribution line connects the substation to the portal site and related surface facilities.

The substation will be upgraded with a 120/13.8kV transformer when permanent power is being connected that will feed the distribution line to the portal. As the dewatering wells are completed additional distribution lines will be added to connect the wells.

B-20

Mine Facilities

The proposed location of mine facilities is shown in Figure 18-8. The laydown area will contain the mine office, maintenance shop, equipment wash down bay, fuel and oil storage, employee dry facilities and warehouse.

Backfill

Backfill material for unconsolidated waste fill ("GOB") can be obtained from any suitable source such as development waste, open pit waste dumps, or leach pads. Backfill material for Cemented Rock Fill ("CRF") will need to meet specifications designed to achieve minimum Uniaxial Compressive Strength ("UCS") specifications. This specification is designed to provide the pillar strength needed to maintain stability of adjacent underground excavations and may require screening and/or crushing. CRF material will be mixed at a backfill plant located near the portal and transported underground using the same truck fleet used to remove mineralized material and waste from the mine.

Impact

Au-reka Gold Corporation ("AGC"), a wholly owned subsidiary of Premier Gold Mines Limited, is the designated operator on all Cove Project permits. AGC currently conducts mineral exploration activities in compliance with all applicable environmental protection legislation. The Cove Project is primarily located on public lands administered by the Bureau of Land Management ("BLM") and subject to both Federal and State permitting requirements. AGC is unaware of any existing environmental issues or compliance problems that have the potential to impede production at the Cove Project. AGC is working closely with both State and Federal regulators to ensure that the permitting and compliance strategies are acceptable and will not cause delays in production or mine development. At this time, there are no community or social impact issues regarding work being completed at the Project and AGC has been coordinating with local stakeholders.

The Cove Project site is located within a previously mined area and most activities are currently being conducted or are planned on existing previously disturbed or mined areas, thereby limiting the potential environmental impacts to the site. All necessary studies and permits are in place to support the permitted exploration and test mining activities at the site.

Premier is committed to involving local ranchers and Tribal officials in the progress of activities and potential impacts from the Cove Project. Opposition to date is limited to a water rights protest on the part of Pershing County ranchers. The company has submitted evidence of no impact to the Humboldt River and inter-basin transfers and anticipates the protest will be dismissed.

AGC currently holds three separate Plan of Operations and associated Nevada Reclamation Permits in relation to the larger Cove Project land package. Of these one pertains to the legacy facilities, including tailings dam and leach pads, that were shut down in 2001 and have been largely reclaimed. A second Plan of Operations pertains to exploration on the property that is not proximal to the current resource area. The third Plan of Operations and Reclamation Permit pertains to the current resource area encompassing surface exploration, portal construction, initial underground development, underground delineation and exploration drilling, hydrological testing and baseline data collection. A list of currently held permits relevant to the exploration and development of the current resource are listed below.

B-21

Cove Project Existing Permits

Permit Name	Number	Agency	Description
Plan of Operations	NVN-088795	BLM

Plan of Operations is required for all mining and processing activities and exploration exceeding 5 acres of surface disturbance on public lands managed by the BLM. The BLM approves the plan and determines the required environmental studies, usually an Environmental Assessment (EA) or an Environmental Impact Statement (EIS) based on the requirements outlined in the National Environmental Policy Act (NEPA).

National Environmental Policy Act - Environmental Assessment (EA), Decision Record (DR) Findings of No Significance (FONSI)	EA#DOI-BLM-NV-B010- 2011-0040-EA	BLM

A Decision Record (DR) and Findings of No Significance (FONSI) are issued when an EA document is accepted demonstrating no significant impacts to the environment based on Project design and environmental protection measures committed by the proponent. The Cove Project currently is operating under a DR/FONSI for test mining issued following an EA. A Record of Decision (ROD) in the United States is the formal decision on an EIS document that the BLM issues to disclose potential impacts to the environment with applicable mitigation measures to prevent undue and unnecessary degradation to public lands. It is assumed an EIS and ROD will be required for full-production mining.

Water Pollution Control Permit (Facilities)	NEV2010102.01	NDEP, BMRR - Regulation Branch

Mines operating in the State of Nevada are required to have a Water Pollution Control Permit (WPCP) to ensure protection of waters of the State during mining activities. The current permit is a Small Mine Permit authorizing the extraction of 120,000 tons of ore over the life of the Project. The permit can be modified to remove the ore tonnage cap and other facility design changes as the Project moves forward.

Water Pollution Control Permit (Rapid Infiltration Basins)	NEV2010107	NDEP, BMRR - Regulation Branch

Water Pollution Control Permit (WPCP) for infiltration of water from the underground mine operations into Rapid Infiltration Basins (RIBs). The current discharge rate allowed under this permit is 2,500 gallons per minute, but this permit can be modified with additional studies to increase the discharge rate as needed. Contingency RIBs are conceptually included in this permit to facilitate a quicker permit modification process should additional discharge be needed to accommodate mining

Water Rights	80341/80342	NDWR

Water rights are issued by the Nevada Division of Water Resources and State Engineer based on Nevada water law which allocated rights based on appropriation and beneficial use within the water basin. Prior appropriation (also known as "first in time, first in right") allows for the orderly use of the state's water resources by granting priority to parties with senior water rights. This concept ensures the senior uses are protected, even as new uses for water are allocated. Mining water rights are considered Temporary in nature. The current water rights for the Cove Project cover the 2,500 gpm dewatering and additional water for dust control and operations from the Cove Pit Lake. An application has been submitted to the State Engineer and is under review to acquire additional water rights for the project

B-22

Permit Name	Number	Agency	Description
Nevada Reclamation Permit	#0342	NDEP, BMRR - Reclamation Branch

The BMRR Reclamation Branch works in coordination with the BLM for projects on public land to establish reclamation guidelines and a reclamation cost estimate to support project bonding. This permit and associated bond ensures land disturbed by mining activities are reclaimed to safe and stable conditions to promote safe and stable post-mining land use. A permit is required for any disturbance over 5 acres. The reclamation cost estimate (RCE) is financially secured with a posted security. The posted surety amount provides assurance that reclamation will be pursuant to the approved reclamation plan in the event that the State has to perform reclamation or is held until reclamation has been successfully conducted.

Air Quality Operation Permit	AP1041-2774	NDEP, BAPC

An owner or operator of any proposed stationary source must submit an application for and obtain an appropriate operating permit before commencing construction or operation. Class II Air Permit - Typically for facilities that emit less than 100 tons per year for any one regulated pollutant and emit less than 25 tons per year of total Hazardous Air Pollutants (HAP's) and emit less than 10 tons per year of any one HAP. The current air quality operations permit for the Project covers emissions from back-up generators at the site.

Air Quality Surface Area Disturbance Permit	AP1041-2192.02	NDEP, BAPC	A Surface Area Disturbance Permit (SAD) is required for any project that disturbs more than 25 acres of ground. Annual updates show what areas have been disturbed.

B-23

Permit Name	Number	Agency	Description
Industrial Artificial Pond Permit	S-407174	Nevada Division of Wildlife

The NDOW oversees wildlife management of artificial ponds at mine sites. The ponds are required to have wildlife protection design standards and quarterly mortality reports are submitted to document any deceased wildlife discovered in the ponds.

Storm Water Control Permit	NVR 3000000	NDEP Bureau of Water Pollution Control

Storm water runoff from waste rock piles, haul roads, milling facilities and other mine areas that have not mixed with process solutions or other contaminant sources. Typical pollutants include suspended and dissolved solids and minerals eroded from exposed surfaces.

In 2017 AGC submitted a Plan of Operations/Reclamation Permit Amendment and an Engineering Design Change ("EDC") to optimize construction and operations under the existing design and authorizations, which include relocating the underground portal opening to a more stable location outside of the Cove Pit, modifying the design of the waste rock disposal facility to accommodate more waste material and optimize water management from the facility, and rerouting the distribution powerline at the site on a more efficient route along an existing access road to limit disturbance. This modification request also included a bond update making all the remaining surface support facilities and additional surface exploration acreage available for use.

This request was approved in 2018 and construction of the portal and exploration decline may start at any time.

The next phase of permitting will be to obtain all operating permits necessary for full scale mining of the Helen and Gap deposits including necessary infrastructure and facilities. It is anticipated this will require a new EA or EIS. The latter is most likely due to the anticipated scope of the dewatering effort required and potential impacts to the Cove Pit lake. The BLM will ultimately determine the level of NEPA required once a complete Plan of Operation is submitted.

Current Federal Government policies limit the approval time for an EIS to one year, however this one-year timeframe begins with the publication of the Notice of Intent in the Federal Register, which is after all applicable baseline studies have been completed, the complete Plan of Operations is submitted, and the BLM completes the initial NEPA planning. In anticipation of the NEPA process Premier initiated certain baseline studies as early as 2017. Current expectations are to finalize the background studies by the end of 2020. The EIS process is expected to begin in 2021 with submissions, regulatory and public reviews, final approvals, and bond updates completed in the third quarter of 2022.

Closure and Reclamation Requirements

AGC's most recent amendment to the Reclamation Cost Estimate (RCE) in 2019 included construction of Rapid Infiltration Basins (RIBs) and a test well for dewatering discharge, in addition to the previously bonded exploration disturbance, existing site infrastructure, and some roads and buildings. The total of the RCE is calculated using the State of Nevada's Standard Reclamation Cost Estimator (SRCE), which is adjusted for inflation. The SRCE was developed in a cooperative effort between the NDEP-BMRR (Bureau of Mining Regulation and Reclamation), the BLM, and the Nevada Mining Association to facilitate accuracy, completeness, and consistency in the calculation of costs for mine site reclamation. AGC is required to update the total RCE for the Cove Project every three years or as necessary to bring online phased project disturbance and infrastructure.

B-24

RCE costs for reclamation currently include the following categories: roads; exploration roads and drill pads; RIBs; water and tailings ponds; electrical infrastructure; buildings and equipment; portal and vent raise plugging; waste rock reclamation; re-vegetation; and contractor management. The most current RCE was approved by the BLM and the NDEP in October, 2019 in the amount of $5,980,840.

Capital and Operating Costs

Costs were generated from estimates provided by local suppliers and contractors and from similar work performed at other area mines. All cost estimates include Lander County and Nevada sales taxes of 7.1%, freight, contractor mobilization and demobilization, engineering procurement, and construction management. Capital cost estimates for the project are summarized in the chart below.

Project Capital Costs

Pre-Development				Construction			Sustaining
	2021	2022	2023	H1 2024	H2 2024	2025	2026	2027	2028	2029	Total
Mine Development	-	2.9	5.4	-	3.2	15.0	19.1	1.5	1.2	1.3	49.5
Dewatering	-	-	-	-	25.4	18.1	-	-	-	-	43.4
Facilities and Administration	2.4	4.0	3.3	1.5	14.1	6.2	1.6	0.5	-	-	33.8
Delineation Drilling	-	-	4.4	-	-	-	-	-	-	-	4.4
Total	2.4	6.9	13.1	1.5	42.7	39.3	20.7	2	1.2	1.3	131.1
	23.9				81.9		25.2

Notes:

(1)	15% Contingency added to Dewatering, Facilities, and Electrical Service and Power Line.

Operating Costs

Category	Total Cost ($M)	$/ore ton	$/Au oz
Mining	296	100	398
Roasting	58	20	78
Pressure Oxidation	93	31	125
Ore Haulage	69	23	93
Electrical Power	41	14	55
G&A, Refining, Royalties and Net Proceeds Tax	89	30	118
By Product Credits	(6)	(2)	(8)
Total Operating Costs	644	215	860
Closure and Reclamation	15	5	21
Income Tax	25	8	34
Sustaining Capital	25	9	34
All in Sustaining Costs	704	237	948

Economic Analysis

Pre-development work is necessary to reach a production decision. All costs during this period are being treated as sunk costs and they have been excluded from the financial analysis.

B-25

Constant dollar cash flow analysis is presented in the tables below. Royalties include both the 1.5% Newmont NSR and the 2% Summa Corporation NSR now held by Maverix Metals. The Summa royalty applies only to a portion of the mine production. Federal income taxes of 21% apply to taxable income after appropriate deductions for depreciation and depletion. The gold percentage depletion rate is 15%.

Income Statement

	2025	2026	2027	2028	2029	2030	2031	2032	2033	Total
Gold Sales	12	91	174	154	163	146	147	139	23	1,040
Silver Sales	0	0	1	1	1	2	0	1	0	6
Total Revenue	12	91	175	155	164	147	147	129	23	1,046
Mining Cost	(5)	(24)	(42)	(43)	(42)	(42)	(48)	(42)	(7)	(296)
Haulage and Processing	(4)	(19)	(33)	(32)	(32)	(33)	(32)	(03)	(2)	(219)
Electrical Power	(4)	(4)	(5)	(6)	(5)	(5)	(5)	(5)	(2)	(41)
Site Administration	(4)	(4)	(4)	(8)	(4)	(8)	(4)	(4)	(4)	(42)
Refining and Sales	(0)	(0)	(1)	(1)	(1)	(1)	(0)	(0)	(0)	(4)
Royalties	(0)	(2)	(0)	(4)	(5)	(5)	(4)	(2)	(0)	(24)
Nevada Net Proceeds	0	(2)	(4)	(3)	(3)	(3)	(2)	(2)	(0)	(19)
Total Cash Cost	(17)	(55)	(93)	(93)	(96)	(92)	(96)	(86)	(16)	(645)
Cash Cost per Oz1 ($/oz)	1,792	849	743	832	814	873	901	928	978	860
EBITDA	(4)	36	82	63	68	55	52	45	7	402
Reclamation Accrual	(0)	(1)	(3)	(2)	(2)	(2)	(2)	(2)	(0)	(15)
Depreciation	(1)	(11)	(22)	(19)	(21)	(19)	(19)	(16)	(3)	(131)
Total Cost	(19)	(68)	(117)	(114)	(119)	(113)	(117)	(104)	(2)	(791)
Income Tax	(0)	(1)	(7)	(4)	(5)	(3)	(3)	(2)	(0)	(25)
Net Income	(5)	23	51	37	41	31	28	23	3	230

Notes:

(1)	Net of Byproduct Sales

Cash Flow Statement

	Pre-Develop-ment	Construction		Production
	2021-2024	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	Total
Net Income	0	0	(-5)	23	51	37	41	31	28	23	3	0	230
Depreciation	0	0	1	11	22	19	21	19	19	16	3	-	131
Reclamation	0	0	(1)	1	2	1	2	1	1	1	(5)	(3)	0
Working Capital	(0)	(0)	(2)	(4)	(4)	0	(0)	0	(0)	1	8	2	0
Operating Cash Flow	(0)	(0)	(7)	30	69	58	63	51	48	41	9	(1)	230
Capital Costs	(24)	(43)	(40)	(21)	(2)	(1)	(1)	0	0	0	0	0	(131)
Net Cash Flow	(24)	(3)	(45)	9	68	57	61	51	48	41	9	(1)	230
AISC [1,2] ($/oz)		5,904		1,200	833	899	885	925	956	975	1,022	-	1,069

Notes:

(1)	Net of Byproduct Sales
(2)	AISC Exclusive of Corporate Costs

B-26

Financial Statistics1

Gold price - base case (US$/oz)	$1,400
Silver price - base case (US$/oz)	$17
Exchange Rate (C$/$US)	0.75
Mine life (years)	11.5
Maximum mining rate (tons/day)	1,222
Average grade (oz/t Au)	0.303
Average gold recovery (roaster %)	79%
Average gold recovery (autoclave %)	85%
Average annual gold production (koz)	102
Total recovered gold (koz)	743
Pre-development capital ($M)	$23.9
Mine construction capital ($M)	$81.9
Sustaining capital (M$)	$25.2
Development Decision Date	June 2024
Cash cost (US$/oz) [2]	$860
All-in sustaining cost (US$/oz)	$1.070
Project after-tax NPV5% (M$)	$178
Project after-tax IRR	36%
Payback Period	4.5 Years
Profitability Index 5%[3]	2.7

Notes:

(1)	The financial data presented herein treats pre-development capital (planned expenditures prior to the production decision) as "sunk" costs and it is excluded from cost per ounce, NPV, IRR, payback period and profitability index calculations;
(2)	Net of byproduct sales;
(3)	Profitability index (PI), is the ratio of payoff to investment of a proposed project. It is a useful tool for ranking projects because it allows you to quantify the amount of value created per unit of investment. A profitability index of 1 indicates breakeven;
(4)	The financial analysis contains certain information that may constitute "forward-looking information" under applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements regarding SpinCo's achievement of the full-year projections for ounce production, production costs, AISC costs per ounce, cash cost per ounce and realized gold/silver price per ounce, SpinCo's ability to meet annual operations estimates, and statements about strategic plans, including future operations, future work programs, capital expenditures, discovery and production of minerals, price of gold and currency exchange rates, timing of geological reports and corporate and technical objectives. Forward-looking information is necessarily based upon a number of assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward looking information, including the risks inherent to the mining industry, adverse economic and market developments and the risks identified in the Information Statement and in the Premier Circular under the heading "Risk Factors". There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.
5. The PEA is preliminary in nature, it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.

Exploration and Development

In January 2018, Premier and Barrick entered into the Barrick Earn-In Agreement which included a significant exploration budget commitment from Barrick to be spent on the McCoy-Cove property. Exploration on the Joint Venture Property began in mid-2018 and continued until Barrick exercised its right to terminate the agreement on February 6, 2020. Work completed by Barrick included detailed surface mapping, soil sampling, gravity survey, and drilling. Barrick drilled 30 holes and Premier has drilled 16 holes since mid-2018. None of the new holes intersect the modelled resource area. Eight of Premier's holes were drilled for piezometer installations. Premier's 2020 exploration program is ongoing at the time of the McCoy-Cove Report.

B-27

Significant results of recent exploration drilling are focused on the Antenna target. Drilling at Antenna has intersected multiple anomalous zones of mineralization including >0.15 opt Au intervals displaying both Carlin-style and polymetallic mineralization. Six holes have been drilled to date. The initial drill hole testing the Antenna target in 2019 intersected 395 feet grading 0.12 opt Au. The hole ended in mineralized material short of the intended depth due to difficult drilling conditions. Premier reported detailed results of hole PB19-03R in a press release dated April 29, 2019. Because hole PB19-03R was reverse circulation an attempt was made to confirm the results by twinning with core hole PB19-09D. The core hole had deviated 58 feet southeast of the RC hole when it reached the top of the projected mineralized interval, and 93 feet southeast when it reached the total depth of the RC hole; it failed to confirm the results but intersected multiple intervals of anomalous mineralization including ten feet grading 0.24 opt Au. Hole PB19-13 attempted to target the projected mineralized zone 175 feet northwest of PB19-03R but was lost before intersecting the target. Hole PB19-15R tested roughly 1000 feet southwest of the initial intercept and intersected five feet of 0.16 opt Au. Hole PB19-10 tested roughly 1000 feet southeast of the initial intercept and intersected five feet of 0.24 opt Au. Hole PB19-11R tested roughly 2300 feet southeast of the initial intercept and intersected 400 feet of 0.03 opt Au including 10 feet 0.18 opt Au as well as multiple other anomalous intercepts. The authors think the Antenna target warrants further exploration.

Recent drilling at Windy Point has confirmed and expanded known mineralized trends. Additional exploration work may be warranted pending economic analysis. Limited drilling has intersected zones of anomalous mineralization at Alpha, Saddle and the pediment targets. These and the other early stage targets identified by Premier warrant further exploration work.

Recommendations and Work Program

Recommendations

The project pre-feasibility or feasibility study should address the following components. The work should be planned to minimize the permitting time required to achieve positive cash flow.

Resource Delineation and Exploration

•	Portal construction and development of an underground drilling platform should proceed as soon as possible;
•	Resource delineation drilling from underground can be achieved with improved accuracy as compared to surface drill holes with depths approaching 2,000 feet and significant hole deviation;
•	The Cove Pit prohibits drilling the Gap extension area and portions of the Gap deposit. These are the most prospective nearby areas for adding significant Mineral Resources; and,
•	Expansion of the 2201 Zone could add high grade mineralization to the project which would be accessed through the Helen and Gap infrastructure.

B-28

Dewatering

•	PW 17-01 did not reach the targeted depth and pumping rates during the 30-day test were less than anticipated. Two additional wells and extended drawdown pumping tests in the Helen and Gap zones where completed in 2019; and,
•	Complete detailed hydrogeologic modeling of the drawdown test results and update the estimated dewatering requirements incorporating the data from the 2019 tests.

Metallurgical Testing

•	Additional metallurgical testing will be needed to thoroughly investigate the variability and viability of Helen and Gap resources to roasting and pressure oxidation with CIL cyanidation. The objectives are as follows:
•	Determine the location and number of samples required to represent the resources through geo-metallurgical analysis;
•	Assess variability of the responses to roasting and calcine cyanidation across the resources;
•	Assess variability of the responses to pressure oxidation and residue cyanidation across the resources;
•	Testing should attempt to establish head grade and extraction relations for use in more detailed resource modelling;
•	Mineralogy impacts need to be established and geologic domains within each resource need to be determined, and;
•	Conduct additional comminution testing to assess hardness variability within the resources.
•	Continue preliminary chlorination testing to determine if it provides a viable process route for processing Cove resources;
•	The resource model should be advanced to include arsenic, TCM, TOC, mercury, lead, zinc, total copper selenium, barium, cobalt, nickel, and cadmium as these will be important for predicting treatment charges if toll processing offsite is used and potentially for estimating extractions within the resources; and,
•	Consider flotation tests to pre-float carbonaceous matter.

Mining

•	A geotechnical characterization program should be implemented along with resource delineation:
•	The objectives of the program are to characterize the mining horizons using the Rock Mass Rating (RMR) system;
•	Collect downhole Acoustic Tele Viewer (ATV) drill logs to collect joint orientation data for mine designs and accurately estimate ground support requirements; and,

B-29

•	Collect full core samples for physical rock property testing.
•	Complete additional testing of potential back fill sources to optimize the Cemented Rock Fill (CRF) mix design; and,
•	Complete a ventilation simulation to predict Diesel Particulate Matter (DPM), carbon monoxide, and other contaminate concentrations.

Toll Processing

•	The resource model should be advanced to include arsenic, TCM, TOC, mercury, lead, zinc, total copper selenium, barium, cobalt, nickel, and cadmium as these will be important, for predicting grades if toll process offsite is used and potentially for estimating extractions, within the resources;
•	Additional metallurgical testing should be conducted to confirm the proposed payable recoveries are appropriate for the resources;
•	Development of a preliminary or conceptual onsite blending program is recommended to evaluate if on specification material can consistently be supplied to a toll processor; and,
•	The next phase metallurgical program should examine blending of out of specification resource materials to produce on specification material. The blending should be based on material projected to mined in a given period, for example, blending of material that is available in the first six months of operation should not be tested with material projected to only be available in year three of mining.

Permitting and Development Decision

•	Baseline data collection in support of the EA or EIS should be done simultaneously to reduce the Project's critical path and bring forward production, and;
•	The project should proceed directly with a feasibility or pre-feasibility study to support a development decision.

Work Program

The authors of the McCoy-Cove Report recommended the following work program. Activities at Cove are structured to complete resource definition drilling to a level that will support the feasibility study. Secondly the program will advance the project to a record of decision on the environmental impact statement. Lastly the program will complete the feasibility study and make a recommendation on the production decision. The estimated program costs are listed in the table below.

Work Program Estimated Costs (US $M)
Description	2021	H1 2022	H2 2022	2023	HI2024	Total
Resource Conversion Drilling
Portal Site Construction	-	-	$0.1	-		$0.1
Underground Development	-	-	$2.9	$5.4		$8.3
Portal Electrical	-	-	$0.2	-		$0.2

B-30

Fans and Load Centers	-	-	$0.2	-		$0.2
Drilling	-	-		$4.4		$4.4
Shop, Office and Dry	-	-		-		$1.0
Electrical Power	-	-	$1.0	$0.3	$0.1	$0.6
Resource Conversion Drilling Subtotal	-	-	$0.2	$10.0	$0.1	$14.7
Feasibility Study
Metallurgical Testing	$0.3	-	-	$0.1	-	$0.4
Feasibility Study	-	-	-	$0.3	$0.2	$0.5
Feasibility Study Subtotal	$0.3	-	-	$0.4	$0.2	$0.9
Environmental/Permitting
Hydrogeologic Modelling	$0.3	$0.2	-	-		$0.5
Rapid Infiltration Basin Studies	-	-	-	$0.1		$0.1
Waste Rock Characterization	-	$0.1	$0.1	-		$0.1
Permitting	$0.2	$0.1	$0.1	$0.6	$0.5	$1.5
Water Rights Evaluation	-	-	-	$0.3		$0.3
Environmental/Permitting Sub Total	$0.5	$0.3	$0.2	$1.0	$0.5	$2.5
G&A			-
Property Holding Costs	$0.3	$0.3	-	$0.3	$0.1	$0.7
Administration and Management	$1.0	$0.5	$0.5	$1.0	$0.5	$3.5
Contingency	$0.3	$0.2	$0.3	$0.4	-	$1.2
G&A Subtotal	$1.6	$1.0	$0.8	$1.7	$0.6	$5.7
Program Total	$2.4	$1.3	$5.5	$13.1	$1.5	$23.9

B-31

Exhibit "C"

INFORMATION CONCERNING THE GETCHELL PROJECT

The scientific and technical information in respect of the Getchell Project contained in this Exhibit "C" is supported by and summarized from the technical report titled "Getchell Project NI 43-101 Technical Report, Humboldt County, Nevada, USA" dated January 22, 2021, with an effective date of July 23, 2020 (the "Getchell Report"), prepared by AMC Mining Consultants (Canada) Ltd. The Getchell Report was prepared by Dr. Paul Greenhill FAusIMM (CP), MAICD, and Dinara Nussipakynova, P.Geo., each of whom is a "qualified person" as such term is defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Unless otherwise indicated, all references to "$" in this Exhibit "C" are to United States dollars. Any term defined herein has the meaning ascribed to such term for the purposes of this Exhibit "C" only, unless otherwise indicated in the Information Statement.

Property Description, Location and Access

The Getchell property (the "Getchell Property" or "Getchell Project"), formerly the Pinson property, is located 27 miles north-east of Winnemucca, Nevada, in south-eastern Humboldt County (see map below). The project site is 35 miles from Winnemucca by road and is 60 road miles northwest of Battle Mountain, Nevada. The Getchell Property is accessed by a combination of paved interstate and state highways, and well-maintained, unpaved private roads. The project area encompasses approximately 2,545 acres in the Potosi mining district, surrounding and including the existing Pinson mine.

Getchell Project Location Map

The Getchell Property is made up of a number of parcels that are either wholly owned by Osgood Mining Company LLC ("OMC"), fractionally owned by OMC (a joint undivided fractional interest) or under lease by OMC.

C-1

Approximately 2,545 acres of fee simple (private) land, unpatented federal lode mining claims and a lease make up the land package controlled by OMC. OMC controls a 100% interest in the private lands that make up approximately 1,280 acres of the Getchell Property through outright ownership. Additionally, OMC controls a 100% interest in unpatented federal lode mining claims covering about 797 additional acres either by outright ownership or via mining lease agreement and owns an undivided 41.67% interest in private land and unpatented federal lode mining claims covering about 468 additional acres.

OMC owns or controls 50 mining claims covering portions of Sections 28 and 32, Township 38 North, Range 42 East. Additionally, OMC owns an undivided 41.67% interest in another 18 mining claims covering part of Section 32, Township 38 North, Range 42 East. Federal holding costs for the unpatented mining claims for 2020 (on a net ownership basis) were approximately $9,487 in 2020.

OMC owns a 100% interest in the Pacific #1A-7A mining claims located in Section 28, Township 38 North, Range 42 East. These claims were initially staked by the Cordilleran Explorations partnership and are subject to the Royal Gold Royalty, the Cordilleran Royalty and the PMC Royalty as described below.

OMC owns a 100% interest in the CX #1A-23A claims located in Section 28, Township 38 North, Range 42 East. These claims were initially staked by Pinson Mining Company ("PMC") and are subject to the Royal Gold Royalty and the PMC Royalty as described below.

OMC controls a 100% interest in the BEE DEE group of claims (20 claims) through a mining lease agreement with Franco-Nevada U.S. Corporation (50%) and S&G Pinson, LLC (50%) as the current lessors (the "BEE DEE Lease Agreement"). These claims are located in Section 32, Township 38 North, Range 42 East. The BEE DEE Lease Agreement provides for monthly minimum advance royalty payments to the lessors, which minimum advance royalty payments currently total $35,232.96 per year (subject to increases or decreases in accordance with the Consumer Price Index). OMC is also required under the BEE DEE Lease Agreement to maintain the leased claims with the Bureau of Land Management ("BLM") and Humboldt County, Nevada. The BEE DEE Lease Agreement expires May 9, 2040. The BEE DEE Lease Agreement imposes a two percent (2%) net smelter returns ("NSR") royalty on the BEE DEE claims in favor of the lessors. These claims are also subject to the Royal Gold Royalty and the PMC Royalty as described below.

OMC owns an undivided 41.67% interest in the Pinson #1A-18A mining claims located in Section 32, Township 38 North, Range 42 East. The remaining 58.34% interest in these claims is owned by Diana Sue Christison (16.67%), James Christison (16.67%), Victor Christison (16.67%) and Michael Murphy (8.33%) and is not leased by OMC. The fact that OMC has not leased the unowned 58.34% interest in these claims does not preclude OMC from mining the claims. OMC, as the co-owner of an undivided interest in these claims, has the right to mine the claims without permission or approval from (and even over any objections by) the other co-owners, subject, however, to an obligation on the part of OMC to account to the other co-owners for their proportionate shares of mining revenues less their proportionate shares of mining expenses. These claims are subject to the Royal Gold Royalty and the PMC Royalty as described below and are also subject to a royalty initially held by Kate Murphy et al.

OMC owns a 100% interest in Sections 29 and 33, Township 38 North, Range 42 East. Section 29 is subject to the Royal Gold Royalty, the Cordilleran Royalty and the PMC Royalty as described below. Section 33 is subject to the Royal Gold Royalty, the PMC Royalty, the Goldfield Royalty and the Conoco Royalty as described below.

OMC also owns an undivided 41.67% interest in the 120-acre parcel comprising the east ½ of the southwest ¼ and southeast ¼ of the southwest ¼ of Section 28, Township 38 North, Range 42 East. The remaining interest in this parcel is co-owned by Seven Dot Cattle Co., LLC (50% undivided interest) and Michael Murphy (8.33% undivided interest). This parcel is subject to the Royal Gold Royalty and the PMC Royalty as described below, as well as a royalty tied to PMC's purchase of this land.

C-2

OMC owns an undivided 41.67% interest in a 120-acre patented fee land parcel in the southwest quarter of Section 28, Township 38 North, Range 42 East. The remaining undivided 58.33% interest in that parcel is not leased by OMC. As noted above with respect to the Pinson unpatented mining claims (which are only partially owned by OMC), the fact that OMC does not own or lease the outstanding 58.33% interest in this land does not preclude OMC from mining the land. By law, OMC as the co-owner of an undivided interest in the land, has the right to mine the land without permission or approval from (and even over any objections by) the other co-owners, subject, however, to an obligation on the part of OMC to account to the other co-owners for their proportionate shares of mining revenues less their proportionate shares of mining expenses. OMC's right to mine this parcel is subject to a 5/12 of two percent NSR royalty resulting from a deed dated September 8, 2001 from Kate M. Murphy as grantor, a deed dated September 17, 2001 from Barbara P. Noceto as grantor, and a deed dated December 24, 2002 from Patricia B. Phillips as grantor, all to OMC's predecessor in title.

The Getchell Property is subject to several royalties. The following table summarizes the royalties present on the various properties making up the Getchell Property.

Summary of Royalties Related to the Getchell Property

Section	Property or agreement name	Royalty owner(s)	From %	To %	Remarks
28	Fee Land
	PMC Purchase	Successors of Kate Murphy, et al.	2	2	Current royalty rate is 5/12 of 2% (NSR)
	Royal Gold Royalty	Royal Gold & Duncan	0.5	5	4% NSR split between Royal Gold (3.9158%) and Duncan (0.0842%)
	PMC Royalty	Nevada Gold Mines LLC (NGM)	10	10	Net profits
	Seven Dot Lease	Seven Dot Cattle Co. & Michael Murphy	2	3	Current royalty rate is 7/12 of 2% (NSR)
28	Pacific Mining Claims
	Royal Gold Royalty	Royal Gold & Duncan	0.5	5	1% NSR split between Royal Gold (0.97895%) and Duncan (0.02105%)
	Cordilleran Royalty	Royal Gold	5	5	NSR
	PMC Royalty	NGM	10	10	Net profits
28	CX Mining Claims
	Royal Gold Royalty	Royal Gold & Duncan	0.5	5	2.5% NSR split between Royal Gold (2.447375%) and Duncan (0.0526275%)
	PMC Royalty	NGM	10	10	Net profits
29	Fee Land
	Royal Gold Royalty	Royal Gold & Duncan	0.5	5	3% NSR split between Royal Gold (2.93685%) and Duncan (0.06315%)
	Cordilleran Royalty	Royal Gold	3	3	NSR
	PMC Royalty	NGM	10	10	Net profits
32	BEE DEE Mining Claims
	BEE DEE Lease Agreement	Franco-Nevada & S&G Pinson	2	10	Current royalty rate is 2% (NSR), split between Franco-Nevada (1%) and S&G Pinson (1%)
	Royal Gold Royalty	Royal Gold & Duncan	0.5	5	2% NSR split between Royal Gold (1.9579%) and Duncan (0.0421%)
	PMC Royalty	NGM	10	10	Net profits

C-3

Section	Property or agreement name	Royalty owner(s)	From %	To %	Remarks
32	Pinson Mining Claims
	Murphy Royalty	Successors of Kate Murphy, et al.	5.5	7.5	NSR percentage is a sliding scale based on price per oz of gold. Current rate is 7.5% (for gold price higher than $700/oz)
	Royal Gold Royalty	Royal Gold & Duncan	0.5	5	4% NSR split between Royal Gold (3.9158%) and Duncan (0.084204%)
	PMC Royalty	NGM	10	10	Net profits
33	Fee Land
	Royal Gold Royalty	Royal Gold & Duncan	0.5	5	1% NSR split between Royal Gold (0.97895%) and Duncan (0.02105%)
	Goldfield Royalty	Franco-Nevada	2	2	NSR
	Conoco Royalty	OMC	5	5	NSR
	PMC Royalty	NGM	10	10	Net profits

Notes:

(1)	All unpatented claims require annual assessment work to maintain validity.

OMC has all the primary permits in place to conduct underground mining operations at the Getchell Property. Specifically, underground exploration and mining activities are permitted under Reclamation Permit #0242 and WPCPs NEV2005102 and NEV2005103. Surface exploration disturbance within the plan boundary is permitted under Reclamation Permit #0047 and Plan of Operations NVN-064101.

Open pit mining and mining disturbance outside of the currently permitted areas will require, as appropriate, new approvals and/or amendments to the existing approvals. The Getchell Property is located in the Kelly Creek drainage area. OMC currently controls sufficient water rights to operate the underground mine.

Environmental liabilities associated with historical mining and processing operations at the site are considered minimal. Current closure and reclamation financial sureties approved by the BLM and the Nevada Department of Environmental Protection total approximately $2.1 million and cover all unreclaimed historical mining, exploration and development operations at the Getchell Property.

No material environmental issues resulting from mining, exploration and development operations have been identified at the Getchell Property. The site is currently and will continue to be monitored in accordance with the permit requirements. OMC is in good standing with all its regulatory obligations under its existing permits.

History

The Getchell Property has been explored by a number of individuals and mining / exploration companies since the late 1930s. The original discovery on the Getchell Property was made by Clovis Pinson and Charles Ogee in the mid to late-1930s, but production did not occur until after World War II, when ore from the original discovery was shipped to and processed at the Getchell mine mill. In 1949 and 1950, total production from the Pinson mine amounted to approximately 10,000 tons grading approximately 0.14 opt.

The Getchell Property remained functionally dormant from 1950 until 1970, when an exploration group known as the Cordex I Syndicate ("Cordex") leased the Getchell Property from the Christison Family (descendants of Mr. Pinson and property owners), on the strength of its similarity to the other Getchell property and structural position along the range-front fault zone bordering the Osgood Mountains. Following a surface mapping and sampling program in 1971, 17 reverse circulation ("RC") drillholes were completed in and around the 1940s era Pinson pit, confirming low-grade gold values. An 18th step-out hole encountered a 90-ft intercept of 0.17 opt Au. This intercept was interpreted as a subcropping extension of known mineralization northeast of the original pit and was the basis for delineation of what would become the "A" Zone at the Getchell Property, a 60-by-1,000-ft shear zone. During the late 1970s, Cordex reorganized into a Nevada partnership known as PMC, with Rayrock Resources as the project operator, and began production at the Getchell Property.

C-4

Cordex, and its successor, PMC, explored the Getchell Property largely through mapping and geochemical sampling. There are three known mapping programs:

1.	a regional mapping program from Preble to Getchell by Pete Chapman in the late 1970s;
2.	a 1:6000 scale mapping program of the Getchell Property in 1983; and
3.	a 1:2400 scale mapping program of the pit areas through the active life of the mine.

PMC began developing the A Pit in 1980 and produced gold the following year. Production from the B Pit began in 1982. Step-out drilling in 1982-1983 to the northeast of the A Zone intersected two more discrete zones: The C Zone extending east-northeast from the A Zone and the CX Zone extending northeast from the C Zone. Step-out drilling northeast of the CX Zone in 1984 located an apparently independent fault system (striking north-northwest), dipping steeply east that became the core of the Mag deposit, which went into production in 1987. PMC produced from the CX, CX-West and Mag Pits into the mid to late 1990s, until a combination of falling gold prices and erratic mill feed forced closure of the oxide mill in early 1998. Continued attempts to expand production of oxide ore failed, and all active mining ceased on January 28, 1999.

In the 1990s, Homestake Mining Company ("Homestake") and Barrick Gold Corporation ("Barrick") became "fifty-fifty" partners in PMC through purchase of minority interests. Homestake and Barrick conducted an exploration program from 1996 to 2000 through PMC, expending approximately $12 million on the project. The joint venture explored the deeper feeder fault zones of the Getchell Property, exploring for a large, high-grade gold system that would support a refractory mill complex. This work, while successful in identifying gold mineralization with underground grades, failed to identify a deposit of sufficient size to be of development interest to Homestake or Barrick, and the partners concluded the exploration program. Subsequent to that decision, in 2003, Barrick acquired Homestake and drilled an additional three exploration drillholes.

In August 2004, Atna Resources Ltd. ("Atna") acquired an option to earn a 70% joint venture interest in the Getchell Property from PMC, a wholly owned subsidiary of Barrick, and commenced additional follow-up exploration and development of the Getchell Property. Atna completed its earn-in in 2006 and vested in its 70% interest in the project after expending the required $12 million in exploration and development expenditures. PMC elected to back-in to the project and re-earn an additional 40% interest (bringing PMC's interest to 70% and Atna's interest to 30%) on April 5, 2006. PMC spent over $30 million on the project during the next three-year period and completed its "claw-back" in early 2009. Their work included surface and underground diamond core drilling, RC rotary drilling, underground drifting and surface infrastructure construction (rapid infiltration basins, mineralized material stockpile pad, underground electrical service upgrades, etc.). A new mining joint venture was formed in 2009 reflecting the project's ownership with PMC owning a 70% interest and Atna owning a 30% interest. PMC, as the majority interest owner, was the operator of the joint venture.

In September 2011, Atna negotiated the acquisition of PMC's 70% joint venture interest in the core property position at the Getchell Project (previously Pinson Project). The asset purchase and sale agreement included all right, title and interest to the core property described above as well as an evergreen processing agreement with Barrick for the processing of underground refractory ores from Pinson at Barrick's Goldstrike facilities.

C-5

Development of the Pinson underground mine commenced in early 2012 and mine ramp-up began in late 2012. In total, 6,011 ft of primary and secondary development were completed during 2012 and 2013. The primary spiral ramp was driven to the 4530 level from the 4650 adit level and both top cut and underhand ore mining occurred in three Ogee-zone stope blocks during development. Additional secondary access drifts were in progress when the mine was placed on care and maintenance to access the Range Front and Adams Peak mineral zones but were not completed prior to cessation of underground work. Mining was performed by contract-miners utilizing underground mining equipment owned by the contractor. Approximately 30,000 tons of ore containing 7,900 oz of gold were mined and shipped to off-site processing facilities.

Work on the project continued until June 2013 when the mine was placed on care and maintenance. This decision was driven by a number of factors including the steep decline in the gold prices in 2013.

In May 2014, the status of the underground mine was changed to an intermittent production status. Under this status, periodic mining of ores from stoping areas developed in 2013 was conducted to develop and test revised stoping methods for the underground and to prove mining economics at small production rates.

Since acquiring the Getchell Project in 2016, OMC has completed numerous drillhole database compilation and verification campaigns beginning with migration of the Atna database to Maxwell Datashed Database software in 2017 and database verification and improvement efforts in 2018. In 2016, OMC, with an external consultant, completed a project scale structural geology study that included surface and underground mapping, historical data review and cross section interpretation that was aimed at defining the main structural architecture at Pinson and developing exploration and resource drilling targets. This work formed the basis of an updated 3D litho-structural model that was used for Mineral Resource estimation. From 2017 to 2018, OMC also completed an extensive drill material inventory and salvage program that secured the available drill core and RC chips on the property.

OMC continued to maintain compliance and keep all environmental permits for the site in good standing. This included performing permit related sampling and reporting, as well as renewing permits. In addition, OMC performed regular inspections of the site. During the ownership period, OMC worked with the State of Nevada to close out a Water Pollution Control Permit for a reclaimed portion of the mine, reducing the overall compliance monitoring and reporting liabilities for the operator. In addition, OMC received approval from the State of Nevada to remove portions of the reclaimed site from the bond.

In addition to these geology and compliance activities, OMC has continued to maintain and improve site infrastructure including a third party review of hydrology and dewatering requirements that resulted in the replacement of pumps and the upgrading of two dewatering well process controls. Rapid infiltration basins (RIBs) have been maintained as needed with water flows being tracked and monitored.

On August 10 2020, Premier entered into a definitive membership interest purchase agreement with Waterton for the acquisition of a 100% interest in the Getchell Project.

A QP has not done sufficient work to classify the historical estimate as a current Mineral Resource or Mineral Reserve and the issuer is not treating the historical estimate as current Mineral Resource or Mineral Reserve.

No known Mineral Resource estimates have been published prior to Atna's involvement in the Getchell Property's exploration and development.

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Historically, the Getchell Project (previously Pinson Project) with small additions from the nearby Preble and Kramer Hill mines was credited with gold production in excess of 1 million ounces, and less than 100,000 oz of silver. PMC independently compiled a record of production and credited the Pinson mine with production of 986,000 oz of gold through 1999.

The following table shows the historical production and initial reserve from the Getchell Project.

Getchell Property Production Summary

Deposit	Year of discovery	Years in production	Initial reserves			Gold produced (troy oz)		References
			Short tons	Gold grade (opt)	Contained gold (oz)	Milled	Leached
Gold deposits of the Pinson Mining Company
A	1963, 1971	1980-1985	2,500,000	0.108	270,000	369,753	83,469	Hill 1971, PMC 1993
B	1971	1982-1988	3,400,000	0.050	170,000	Included	Above	As above
C	1982	1988-1996	233,000	0.017	3,961	10,773	N/A	PMC 1993, 1999
CX	1982	1990-1999	1,684,000	0.070	117,880	83,951	33,884	PMC 1993, 1999
CX-West	1993	1994-1999			0	3,962	In CX	PMC 1996, 1999
Mag (mill ore)	1984	1987-1999	4,300,000	0.080	344,000	301,255	N/A	PMC 199_, 1999
Mag (leach ore)			2,300,000	0.030	69,000	N/A	59,741	Foster and Kretschmer 1991, PMC 1999
Felix	1972	1989-1992	355,000	0.030	10,650	1,133	11,641	PMC 1993, 1999
Blue Bell	1972, 1983	1993-1994	228,000	0.072	16,416	17,014	1,085	PMC 1993, 1999
Pacific	1984	1992-1993	130,000	0.048	6, 240	4,939	2,607	PMC 1993, 1999
Pinson Mine		08/1999 - 12/1999				0	2,141	PMC 1999
Pinson Underground		2012-2013	30,148(1)	0.263(1)	7,915(1)	6,834(2)		Atna mine records
Pinson Mine combined production					1,016,062	799,614	194,568	Total Pinson Mine production: 994,182 oz gold
Prior gold production on PMC properties
Ogee and Pinson	1945	1949-1950					~10,000	Hill 1971

Notes:

(1)	Underground production is tonnage and grade produced and includes minor low-grade development tonnage that was upgraded by screening to a shippable product.
(2)	Underground production reflects ounces recovered at third-party mills from shipped underground ores.

Geological Setting, Mineralization and Deposit Types

Regional Geology

The Getchell Property is located on the eastern flank of the Osgood Mountains within the Basin and Range tectonic province of northern Nevada. The Pinson mine, together with the Preble, Getchell, Turquoise Ridge and Twin Creeks mines, are on what is referred to as the Getchell gold trend. The main Getchell trend generally strikes northeast-southwest and has been cross-cut by secondary north-south and northwest-southeast-trending structures. The deposits are hosted in Paleozoic marine sedimentary rocks. The rocks are exposed in the Osgood Mountains and have been complexly thrust faulted and intruded by the Cretaceous-aged (92 Ma) Osgood Mountains granodiorite stock. These units are unconformably overlain by Miocene volcanic rocks.

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Local Geology

The geology at the Getchell Property is typified by folded Cambrian to Ordovician sedimentary rocks that have been intruded by Cretaceous stocks which have been cross-cut by later high-angle structural deformation. It is suggested that the high angle faulting is related to the Basin and Range extension. The older rocks are overlain by Miocene andesitic basalt and the surrounding fault-bounded basins filled with quaternary alluvial gravel. The Osgood Mountains have a general northeast trend although in the vicinity of the Pinson mine the east flank of the range trends north. Gold mineralization is primarily hosted by fine-grained marine sedimentary rocks that overlie a large stock of Cretaceous granodiorite. The Getchell Property is considered to be part of the Osgood Mountain terrane.

At the Getchell Property, Cambrian to Ordovician siliciclastic and carbonate rocks have been intruded by the Cretaceous Osgood Mountain granodiorite resulting in the formation of large metamorphosed aureoles with development of several tungsten-bearing skarns. The lowest stratigraphic units recognized at the Getchell Property are the Cambrian phyllitic shales, limestone interbeds and various hornfelsed sedimentary rocks of the Preble Formation which are juxtaposed against the granodioritic intrusive. The Preble is overlain by Ordovician sedimentary rocks of the Comus Formation both of which have been folded into a broad, north-plunging anticline. The west flank of the anticline has been over-thrust by the Ordovician Valmy Formation which consists of deep-water siliceous shales and cherts. The core of the anticline and scattered localities along the east side of the Osgood Mountains are unconformably overlain or in fault contact with sandstones and conglomerates of the Battle Formation and limestones of the Etchart Formation.

Gold mineralization at the Getchell Property is primarily hosted in the Comus Formation.

Property Geology

The Getchell Property is located on the eastern flank of a large Cretaceous granodiorite stock that forms the southern core of the Osgood Mountains. Rocks adjacent to the eastern side of the stock have a general east dip and strike sub-parallel to the trend of the Osgood Mountains. The oldest units exposed against the granodiorite are Cambrian Preble phyllitic shales, interbedded limestones and various hornfelsed sediments. Overlying the Preble is a thick package of Ordovician Comus sediments. The lowest portion of the Comus is composed of medium to massively bedded, micritic to silty limestone. The middle portion consists of interbedded limestone and shale layers with local interbedded debris flows. The Upper Comus is comprised of mildly to non-calcareous shales with minor shaly limestone interbeds.

The depositional relationship between the Preble Formation and the overlying Comus Formation is not clearly understood. At the Getchell Project, the two formations are in fault contact with each other and subparallel to the Range Front Fault ("RFF") that juxtaposes Comus Formation in the hangingwall against the Preble Formation in the footwall.

A Cretaceous aged (90 - 92 Ma) granodiorite stock intrudes the Paleozoic section in the southern half of the Osgood Mountains. Emplacement of the stock resulted in the formation of an irregular contact metamorphic aureole which extends as much as 10,000 ft from the intrusive contact. The metamorphic event resulted in the formation of maroon-colored, biotite-cordierite hornfels in the Upper Preble Formation and chiastolite hornfels in the Upper Comus Formation within much of the Getchell Property area. Several tungsten-bearing skarn deposits were also formed along the margins of the stock. Two tungsten skarns are on the Getchell Property.

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Mineralization on the Getchell Property exhibits strong structural control. A wide variety of mineralized structural orientations have been documented. The most important structural feature on the Getchell Property is the network of faults that border the escarpment marking the southern and eastern edge of the Osgood granodiorite. The fault system can be divided into three structural and stratigraphically mineralized zones, with each mineralized zone defined by one or more major structural elements. These are referred to as the Range Front, CX and Mag Zones. Sedimentary rocks in the vicinity of this system generally dip steeply (easterly) away from the contacts of the granodiorite.

Mineralization

Underground mineralization associated with the CX and RFF typically strikes northeast to north-northeast with moderate to subvertical dip and thickness varying between 5 ft to 30 ft. High-grade gold mineralized zones are moderately discontinuous and occur within near-vertical pipe-like bodies at fault intersections and along fault parallel structural corridors. Gold mineralization is characterized by pervasive sulphide that consists of two stages of pyrite development, an early non-ore pyrite stage and a gold-bearing arsenian pyrite stage. Megascopically, the gold-bearing pyrite is typically dull brassy to black in color and very fine-grained. Pyrite may also be associated with remobilized carbon imparting a "sooty" appearance to the pyrite. Gold is primarily contained in pyrite as microscopic inclusions or found as rims around fine pyrite grains. Gold mineralization can be found in multiple styles, including fine sulphide associated with quartz veining and brecciation.

Gold mineralization at the Getchell Property is primarily hosted by the Upper and Lower Comus Formations which consist of interbedded shale, siltstone and limestone. The Upper Comus is the primary host lithology in the Mag Zone and currently is host to the majority of surface resources at the deposit. The Upper Comus is also locally mineralized within the A, B, C, CX, CX-West and portions of the RFZ. The Lower Comus hosts the majority of the higher-grade underground resources.

The Preble rocks are a poor host for gold mineralization but do contain localized gold concentrations which have been brecciated and adjacent to major hydrothermal conduits.

Oxide mineralization includes pervasive limonite, hematite along with other iron and arsenic oxides. Oxidation is extensive in the CX Fault system, occurring along the entire length of the zone and penetrating to a depth of 1,500 ft. Within the RFF system, oxidation is more variable than within the CX Fault system. In some fault and shear zones, oxidation may be present to depths of 1,800 ft, whereas in others it may only reach to depths of < 500 ft.

Mag Pit Mineralization

Gold mineralization within the Mag Pit is hosted by interbedded carbonate and shale of the Upper Comus Formation. The mineralized zone has a north-northwest orientation, sub-parallel to the Mag Fault, dips to the east-northeast and plunges to the south-southeast. The orebody is tabular, has a strike length of approximately 2,500 ft, varies from 200 to 400 ft in width, and ranges in depth from 250 to 300 ft. Higher grade zones are localized along high-angle northwest or northeast-trending faults. Mineralization within the Mag deposit is more disseminated and lower grade than the Range Front, CX and Ogee zones.

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Gold mineralization is spatially associated with decalcification, kaolinization, white kaolinite fracture-filling, silicification and quartz veinlets. With the exception of massive limestones, the original carbonate content of the host lithologies was removed during decalcification leaving a porous silty textured rock.

Underground Mineralized Zones

Two areas of high-grade gold mineralization at the deposit are amenable to underground mining methods as shown by previous operators. These include the Range Front-Ogee Zone and the CX Zone. The Range Front-Ogee Zone is located along and adjacent to the range-bounding fault zone and the CX Zone is within the CX open pit that was mined historically.

Range Front-Ogee Zone

RFZ mineralization consists of discontinuous occurrences of pervasive argillization and decalcification within host rock lithologies. Silicification is minor with carbonate alteration (calcite) occurring along the borders of fault zones. Karst and dissolution breccias which occur along bedding and structural intersections within the Lower Comus Formation are particularly receptive to mineralization. The Ogee Zone, which is a near vertical, pipe-like ore shoot occurs at the intersection of the CX-West and Ogee faults. The upper Ogee Zone is characterized by strong iron oxide staining whereas the lower portion of the zone which is hosted by Lower Comus Formation consists of decalcified limestone-siltstone dissolution breccia. Below the 4,650-ft elevation within the Ogee Zone, sulphide mineralization becomes prevalent. The zone has a strike length of approximately 350 ft, a vertical extent of 600 ft and averages 30 ft in width.

The RFF bounds the eastern front of the Osgood Mountains. Mineralization hosted within the RFF has a strike length of 4,000 ft, a down dip extent of 3,000 ft and averages 100 ft in thickness. Higher grade gold mineralization within the zone is discontinuous with strike lengths between 40 to 200 ft and thicknesses varying from 10 to over 60 ft.

Gold mineralization along the CX-West fault zone strikes approximately northeast, dips steeply to the north-northwest and has a strike length of approximately 3,000 ft. The mineralized zone averaged approximately 100 ft in width and occurred primarily along the fault contact between the Upper and Lower Comus formations.

The Linehole Fault zone consists of two fault strands, the Linehole North Fault and the Linehole Fault. The Linehole North Fault is the extension of the Linehole Fault north of the intersection with the CX-West Fault and the Linehole Fault the extension to the south of the intersection with the CX-West Fault. The Linehole mineralization strikes to the northeast, has a strike length of approximately 4,500 ft and a downdip extent of 1,800 ft. Mineralization averages approximately 15 ft in width.

The Adams Peak Shear is a broad structural zone that strikes to the northeast and dips to the northwest. Mineralization within the shear is highly variable consisting of multiple strands within the structural zone. The mineralization has a strike length of approximately 1,500 ft and continues down dip to the intersection with the RFF. The average width of mineralization is approximately 125 ft.

The Otto Stope Fault is located between the CX-West and Linehole faults. The mineralization has a strike length of approximately 2,000 ft and an average thickness of 10 ft.

CX Zone

The CX Zone mineralization can be described as a series of discontinuous occurrences of pervasive argillization and decalcification within karst and dissolution breccias along bedding and structural intersections within the Lower Comus Formation. Silicification is minor and carbonate alteration (calcite) is common along fault zones. Dissolution breccias formed in the CX Zone are structurally controlled and reflect the geometry of the individual faults.

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The CX Fault is a zone of continuous mineralization with a strike length of approximately 4,500 ft and a width ranging between 10 to 100 ft. Mineralization has a down-dip extent of 1,300 ft as defined by exploration drilling.

The following faults either cut or control the orientation of the mineralization in the CX Zone.

The SOS Fault has an average width of 10 ft and a strike length of 1,400 ft and extends down-dip to its intersection with the CX Fault.

The CX Fault hangingwall splays extend between the CX and SOS faults for approximately 500 ft and have an average thickness of 15 ft. They extend down-dip to their intersection with the CX Fault.

The CX Fault footwall splay has a strike length of approximately 500 ft, averages 20 ft in width and extends down-dip for 750 ft.

The SOS Dike has an average thickness of 15 ft, a strike length of approximately 2,700 ft and extends down-dip to its intersection with the CX Fault.

The SOS Cross Fault strikes between the SOS Fault and the SOS Dike for approximately 700 ft, extends down dip to its intersection with the CX Fault, and has an average width of 5 ft.

Deposit Types

The structural setting, alteration mineralogy and mineralization characteristics of the deposit is consistent with Carlin-type deposits.

Exploration

No exploration work has been conducted by Premier.

Geophysical Surveys

Numerous geophysical surveys have been conducted on the Getchell Property. These include both regional and detailed surveys. The regional surveys included gravity and aeromagnetics. Detailed surveys involved mostly electromagnetic techniques and included Induced Polarization ("IP"), Electromagnetics ("EM"), Magneto Tellurics ("MT") and Controlled Source Audio-frequency Magneto Tellurics ("CSAMT") surveys. A summary of these techniques includes:

•	Airborne EM and magnetics by the USGS at quarter-mile line spacing throughout much of the Getchell trend.
•	Ground-based magnetics over the CX Zone completed in 1970 by Cordex.
•	Regional gravity surveys, both public and private, compiled by Homestake in 1997.
•	Ground-based magnetic survey at the north edge of the Mag Pit completed in 1998 by Homestake.

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•	Several generations of AMT (EM, IP, CSAMT) completed by PMC.
•	Several CSAMT lines were completed by Homestake between 1998 and 2000.
•	Several EM lines were completed by Homestake in 2000.
•	A detailed gravity survey over the Getchell Property was conducted by Magee Geophysical Services, LLC of Reno, Nevada in October 2006. A total of 2,587 gravity readings were acquired using a 100 m station spacing. The results, which were interpreted by Barrick in 2007 were used to target exploration drilling in 2007 and 2008.

Underground Drifting / Evaluation

A small exploration drifting program was conducted on the upper "B" zone by Cordex in the 1970s to conduct bulk testing. Results from this program are unavailable.

In May 2005, Small Mine Development ("SMD") of Boise, Idaho was contracted by Atna to drive exploration drifts, crosscuts and develop drill stations to complete Atna's evaluation of the Range Front resource area. Both the Range Front and CX resource areas were of interest in Atna's program.

The underground development work completed 1,988 ft of 14-ft by 16-ft adit, 378 ft of decline and six diamond drill stations. A small minability test was also carried out on the newly defined Ogee Zone to evaluate the potential conditions for future stoping. Approximately 400 tons of material were extracted during this test. The results indicated the possibility of drift and fill as a potential mining method.

During 2008, approximately 693 ft of development drifting was completed, and significant geological data recorded in the RFZ. However, no data on ground conditions was acquired. This data was not collected since it was anticipated that ground conditions would be similar to those encountered at the Getchell mine, and mineralization would be exploitable by underhand drift and fill stoping methods.

Trenching and Sampling

Atna channel sampled 14 ribs in the Ogee Zone and sent 74 rib and face samples out for assay. Assays from the samples indicated that no ore-grade mineralization was encountered except where the main drift intersected the Ogee Zone on the 4770 elevation.

Drilling

All drill results are from previous operators. Premier has conducted no drilling on the Getchell Property.

Since 1970, a total of 2,083 drillholes totaling 955,747.9 ft have been drilled within the Getchell Property area. PMC, and its predecessors, Rayrock Mines and Cordex, account for most of these holes; 1,434 holes totaling 554,435 ft. Homestake drilled 165 holes totaling 160,207.7 ft and Barrick drilled 166 holes totaling 122,031.1 ft. Both companies acted as operators for PMC. Atna, the last company to operate at the Pinson mine, drilled 318 holes totaling 119,074.1 ft. The following table presents the summary of drilling at the Getchell Property.

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Summary of Drilling on the Getchell Property Since 1970

Company	Surface RC		Surface core		UG RC		UG core		Total holes	Total footage
	# holes	Footage (ft)	# holes	Footage (ft)	# holes	Footage (ft)	# holes	Footage (ft)
PMC	1,426	546,313.0	8	8,122.0					1,434	554,435.0
PMC (Homestake)	136	108,335.0	29	51,872.7					165	160,207.7
PMC (Barrick)	39	35,645.0	67	65,700.1	4	930.0	56	19,756.0	166	122,031.1
Atna	29	18,672.0	65	52,847.6	176	32,068.0	48	15,486.5	318	119,074.1
Total	1,630	708,965.0	169	178,542.4	180	32,998.0	104	35,242.5	2,083	955,747.9

Notes:

(1)	RC = reverse circulation, UG = underground.

PMC Drilling 1970 to 1996

Many holes drilled by PMC during this time period were development holes drilled in and adjacent to existing pits. Over 1,400 holes were drilled within the A, B, C, CX, Mag, CX West, Felix and Blue Bell pit areas. Many of these holes were drilled vertically and all but eight were either conventional rotary or RC. The eight core holes that were drilled (8,122 ft) were in the B, C, CX and Mag Pit areas to test stratigraphy, metallurgy or deep mineralized structures.

PMC - Homestake Drilling 1997 to 2000

Between 1997 and 2000, 165 holes were drilled by Homestake, as the operator for PMC. Of the 165 holes drilled, 136 (108,335 ft) were directed into the CX and RFF system.

PMC - Barrick Drilling 2003

Four exploration holes were drilled by Barrick, operator at the time for PMC, to test extensions of the CX Fault Zone near its projected intersection with the Mag Pit fault system. The drilling did not identify significant mineralized zones and no additional work was conducted by Barrick.

Atna Drilling 2004

The drilling by Atna in 2004 followed up on mineralized zones previously identified by PMC and Homestake. Thirty-one holes, totaling 29,739.5 ft were drilled. These holes were comprised of four RC holes (2,217 ft) and 27 core holes totaling 27,522.5 ft. Of the 31 holes drilled, 13 holes (13,000 ft) were drilled into the CX Fault Zone and 18 holes (16,739.5 ft) were drilled into the RFF Zone.

Atna Drilling 2005 to 2006

The objective of the 2005/2006 drilling program was to define and delineate Measured and Indicated gold Mineral Resources in the upper portions of the RFF Zone where Atna had outlined a 1,000-ft long by 200- to 500-ft thick mineralized zone during its 2004 drilling program. The drilling program was designed to test the upper RFZ between the 5,000- and 4,400-ft amsl elevations. The program used both surface and underground drilling to delineate the zone. A total of 107 drillholes (55,180.1 ft) were drilled between 2005 and 2006.

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Surface drilling began in May 2005. The majority of these holes were core holes which were pre-collared via RC drilling and completed with core drilling. Fifty-nine drillholes, totaling 39,693.6 ft of drilling, were completed from surface.

Underground drilling began in September 2005 after drifting was completed and underground drill rigs became available. In total, 48 holes aggregating 15,486.5 ft of underground drilling were completed in the Ogee, CX West and Range Front targets.

PMC (Barrick) Drilling 2007

In August 2007, surface exploration and development drilling began using an Eklund RC drill rig and a Major Drilling core rig. Targets tested included portions of the CX and RFF, Ogee Zone and the HPR104 area. The HPR104 area is north of the Pinson mine.

Twenty-three surface holes (18,916.2 ft) were completed during the latter part of 2007. The results of the drilling were disappointing in that only thin, sub-economic zones of underground mining gold grades were intersected.

PMC (Barrick) Drilling 2008

Surface drilling began in January 2008 with three core drills and one RC drill testing areas north of the CX West pit. The core drilling was focused on completing holes pre-collared by RC drilling in 2007 and testing the deep potential of the Getchell Fault system north of the Pinson mine which had associated gravity and MT anomalies. RC drilling was primarily focused on pre-collaring holes for follow up core drilling north of the CX / CX West pits. Surface core drilling was completed in April 2008. RC drilling continued throughout 2008 with the focus on drilling pilot holes for potential dewatering well locations.

Underground exploration began in April 2008. SMD was contracted to rehabilitate existing underground workings, and drive exploration headings into the Ogee and CX zones. SMD supplied an underground RC drill for closely spaced definition drilling, and Connors Drilling was contracted to conduct underground core drilling. The SMD contract was terminated in May 2008. Connors Drilling remained onsite and brought in a second underground core rig in mid-July. Both core rigs continued operation through mid-December testing the Ogee Zone and conducting widely spaced drilling within the RFZ.

In August 2008, a second surface drilling program was initiated to twin RC holes in key areas of the resource suspected of having downhole contamination. Two core rigs and one RC rig (to pre-collar holes) were utilized. A third surface core rig was also brought in to complete one deep hole to test the Mag fault-Delaney fault intersection south of the resource area. The drilling program was completed in mid-December and all drilling equipment removed from site.

During 2008, total surface drilling included 29 RC holes totaling 27,370 ft and 50 core holes totaling 48,715.6 ft. Underground drilling included four RC holes for 930 ft and 56 core holes totaling 19,756 ft.

During the 2008 drilling program, eight holes were drilled north of the Pinson deposit resource area. These holes were designed to twin earlier PMC drilling which were drilled to test the intersection of the Range Front and Linehole Faults. The results of the initial drilling could not reproduce the thick low-grade intercept identified in an earlier hole, hole HPR104. This was considered to constitute downhole contamination in hole HPR104 and the hole was removed from the database. A second round of core drilling did intersect thin, higher-grade mineralization. Hole BPIN-008 intercepted 21.5 ft grading 0.620 opt at a depth of 1,378 ft. This mineralization appeared to be structurally controlled by the intersection of the Linehole Fault and the Upper / Lower Comus contact 900 ft northeast of the main portal.

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Two deep drillholes, BPIN-010C and BPIN-011A, were drilled in 2008. Hole BPIN-010C was drilled to a depth of 2,845.5 ft and was designed to test the Lower Comus Formation adjacent to structures identified from a 2006 gravity survey. The hole bottomed in Upper Preble Formation and assay results proved negative. Hole BPIN-011A was drilled to a depth of 2,778 ft and ended in argillite and shale of the Upper Comus. The hole was designed to test the projected intersection of the Mag and Delaney faults. Analyses of chip samples indicated a 60-ft zone of low-grade gold (0.029 opt) at 1,440 hosted in silicified Upper Comus claystone and shale. Subsequent analyses of core from the entire hole indicated narrow zones of mineralization associated with decalcified and pyritized sediments.

Atna Mag Pit Core Drilling 2012

In 2012, Atna completed four PQ-size core holes, totaling 2,086.5 ft, to acquire samples for column leach testing from mineralized material within the Mag Pit resource area. The holes were drilled along strike of the known mineralized zone with each hole intersecting potential ore-grade material. In addition to the metallurgical holes, an additional 56 underground exploration RC holes totaling 7,495 ft were drilled in the Ogee Zone.

Atna Underground Development RC Drilling 2013 to 2015

Between 2012 and 2015, Atna completed 120 underground RC holes totaling 24,573 ft. These holes were designed to confirm continuity of mineralization and to delineate stope configuration within the Ogee Zone for mining.

Drilling, Sampling and Recovery Factors

There are no drilling, sampling or recovery factors that could materially impact the accuracy and reliability of the results.

Sampling, Analysis and Data Verification

Sampling Methods and Approach

Drilling at the Getchell Property used both surface RC and core drilling along with underground core drilling. The RC drilling was used primarily to pre-collar holes to bedrock followed by core drilling. This was done to minimize costs by not core drilling through unmineralized material overlying the mineralized fault zones. Core drilling provides a higher confidence in sample quality versus RC drilling along with providing additional data for engineering studies and detailed geologic definition of structurally controlled high-grade mineralized zones.

The primary objective of the drilling programs was to collect clean, uncontaminated representative samples that are correctly labeled when drilled and logged, and that can be accurately tracked from the drill rig to the assay laboratory. Both Atna and PMC (Barrick) Exploration used similar sampling and analytical protocols.

Reverse Circulation Drilling

In this drilling method, cuttings produced by the bit are sent up the drill pipe into a cyclone at surface where the sample is homogenized prior to collection. From the cyclone, the sample is processed through a rotary splitter that takes a representative split of the sample (usually a quarter split), sending a split portion to the sample port with the remainder to the reject port. Samples are placed into 10-by-17-inch sample bags that have been clearly labeled with the drillhole number and a unique numbering sequence prepared beforehand using a spreadsheet. This spreadsheet helps in tracking bag numbers, footages drilled and quality control samples. A representative sample of each interval drilled is also preserved in chip trays that are clearly labeled with the hole number and drill interval for future reference.

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Sample recovery for RC drilling is measured by weight of material collected which is usually eight to ten pounds of material from the quarter split in a typical six-inch diameter hole. Historical RC sample recovery was excellent. Full five to ten-pound bags of sample were collected from every interval. The only exception were 15 samples out of 6,100 that were collected by Atna. The missing samples occurred in an isolated zone of badly broken ground.

Typical truck-mounted RC drill rigs use 20-ft drill rods with samples collected in five-ft intervals. Both Atna and PMC utilized this sampling procedure in their drilling programs.

For each RC hole drilled, the drill crew was provided with a sequentially numbered set of sample bags. The outsides of the bags were marked with the drillhole number and a sample number.

To ensure that blanks and standards were inserted into the sample stream correctly (every tenth sample), several steps were taken. First, the sampler was provided with chip trays that were labelled with both the true footage and the corresponding bag number. Second, he was provided with an incompletely labeled set of sample bags which did not include bags for the standards or blanks. Third, since the total depth of the hole was not known prior to drilling, bags for duplicate samples (collected every 100 ft) were labeled with the letters "A", "B", "C", etc. and flagged with a tear-off paper tag.

Samples were allowed to drain/dry at the sample site which was routinely visited by the geologist in charge of the drill program to ensure accurate numbering of the sample suite. Once drained and/or dried, the samples were re-located from the drill site to the shipment staging area where personnel relabeled the bags containing the duplicate samples by assigning the correct sequential number. This ensured that they were "blind" to the laboratory personnel. The samples were then loaded into 4 x 4 x 3 ft wooden crates in preparation for pickup by the lab.

Representative rock chips for each five feet run were collected in clearly labeled 20 compartment plastic chip trays. These trays were taken to the logging trailer where the geologist logged the chips with the aid of a binocular microscope. The geologist recorded lithology, mineralization, alteration and other pertinent features on a paper drill log. A schematic graphic log was also produced to aid in interpretation of the stratigraphic sequence.

Diamond Drilling

At the drill site, the drill crew was responsible for obtaining a complete and representative sample of the cored interval. This interval is usually five feet in length but may be shorter depending on how difficult the ground conditions are. Core is recovered from the core barrel via a wire line core tube which may be outfitted with an inner "triple-tube".

For core obtained using a triple-tube system, the core was placed on a rack and the drill crew recorded rock quality determination ("RQD") values on a worksheet and photographed the core. For holes drilled with conventional core barrels, RQD values were recorded later by a geologist from the core in the box.

At the drill site, once the RQD values were recorded and the core photographed, the drill crew placed the core in waxed cardboard boxes that were labeled with the company name, property, hole ID, box number, and from-to footage. Core boxes were partitioned in five, two-foot long sections totaling 10 ft in length. As core is drilled, it was placed in the core boxes in sequential order from top of the run to bottom of the run. A wooden block was inserted at the end of each run, and at the driller's discretion, to indicate problems with drilling, such as caving, voids or core tube mismatches. The last block of each run was marked with the ending footage on the thin edge of the block and two numbers on the larger surface.

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If the core was not photographed for RQD purposes, the drillers marked the breaks they made to fit the core into the core boxes with the letter "M" on each side of the break, so it was not counted in the RQD analysis. After boxing, each core box was securely closed with elastic banding and loaded into the driller's vehicle for transport to the logging area, at which point it was unloaded and logged.

Core recovery is measured by the ratio of the length of drill core recovered versus the length of the drilled run and is expressed in percent. Core recovery was excellent with greater than or equal to 99% core recovered. Where core loss was recorded, it amounted to less than two feet in zones where voids were present in the stratigraphy.

Once the core was logged, the geologist determined the sample intervals to be sent to the laboratory. The geologist adhered to a set of guidelines to better define boundaries between mineralized material and barren samples. Original core blocks, inserted by the driller to mark the end of a drill run, served as the primary sample boundary, subject to the rules below; where a conflict existed between the inserted core blocks and the guidelines, the guidelines prevailed, and extra blocks were inserted by the geologist to compensate:

•	A sample must not cross a geologic contact.
•	A sample must not cross an obvious alteration boundary, including oxidation.
•	A sample must not exceed seven feet long, and only be that long if it occurred in barren material, with five feet samples being the optimum.
•	Any core blocks that do not mark a sample boundary, for whatever reason (such as "cave", "loss", "void", etc.) must be labelled in black marker for photographic visibility.

Each block that marked a sample boundary was outlined or highlighted in red marker, and the interval boundaries entered into a sample sequence log. Sample intervals generally ranged from one to six feet in length and averaged 4.6 ft.

During the core sampling process, the sampler was provided with the geologic core log and the sample sequence to allow the sampler to have a better understanding of why and how the sample boundaries were picked, and to act as a check on the geologist's accuracy.

The condition of the rock and whether it was mineralized or not dictated the splitting method of the core. Unmineralized rock was split with a hydraulic splitter. Mineralized and silicified intervals were sawn with a water-cooled diamond-bladed rock saw. Mineralized un-silicified was also typically sawn, but in some instances split with the hydraulic splitter. Broken mineralized core was separated and divided into two equal portions.

To avoid sampling bias, whenever possible, the core was sawn or split perpendicular to the trace of visible bedding. The portion of the core to be saved was placed in the core box in its original position with the core blocks in place, and the box rubber banded for additional security. The sampled half of the split core was bagged, and the bags placed in 4 x 4 x 3 ft wooden crates for shipment to the laboratory. The remaining core was palletized, covered with tarps, and moved to industrial shelving on an outdoor cement pad for storage and reference. It is unknown if this storage facility was secure.

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Once the core was received at the logging facility, it was arranged sequentially from top of the hole to bottom of the hole.

Data captured on paper drill logs included footage of the core runs, lithology, alteration, major structural features, bedding dips and fractures. A horizontal line was drawn across the log indicating footage where core blocks were present within the drilled core. Footage of core cut and recovery were also recorded. Intervals with no recovery were indicated on the drill log by horizontal lines crossing the entire page with a blanked-out zone of "no information" making it readily apparent where information was missing.

Any discrepancies in the footage shown on the core blocks or in core recovery were noted by the logging geologist on the log. Where there was missing core, additional core blocks were inserted by the geologist reflecting the missing interval and a cursory explanation written on the core block stating why the interval was missing.

Graphic logs of the lithology were also produced to reflect the major rock types using conventional or agreed upon symbols. Major structural features including contact relationships, dips and fractures, bedding and veins were plotted on the log and described as angle from core axis. Alteration and mineralization styles were also recorded along with a description of the lithology.

Sample Security

Methods for securing samples by companies conducting work at the Getchell Property prior to the formation of PMC are unknown. Between 1970 and 1996, during which time PMC was actively mining at the Getchell Property, samples were sent to the mine laboratory for analyses. It is not known what provisions PMC employed for sample security.

When Homestake operated PMC, samples were picked up and transported to the laboratory by ALS Chemex as part of the chain of custody. In 2003, and 2007 to 2008, Barrick as operator of PMC conducted drilling programs. It is uncertain what protocols were employed by Barrick to ensure sample security.

Atna conducted exploration and development drilling between 2004 to 2006, and from 2012 to 2015. Once a set of samples was ready for shipment to the laboratory, the lab was contacted for a job number and a pickup time by the lab scheduler. It is unknown if samples were stored onsite or whether the sample storage area was secured. Both RC chips and core samples were placed in numbered bags and the bags placed in 4 x 4 x 3 ft wooden crates for shipping along with a transmittal sheet indicating whether the samples were core or RC cuttings, the range of sample numbers and the total number of samples. In some instances, an Atna geologist travelling to Reno delivered samples to the lab.

Sample Preparation and Analysis

PMC 1970 to 1996

Sample preparation procedures for the Pinson mine were not recorded. PMC's standard assaying practice was to run assays using atomic absorption ("AA") methods. For all assays this was generally done on a cyanide leach to aide in identifying leachable ore. At some unknown point, PMC changed this to only run fire assay with AA finish on samples over 0.01 opt. Check assays were performed on high-grade zone samples at third-party laboratories. Detection limits for the PMC samples varied from <0.003 to <0.001 opt, dependent on the age of the assay.

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PMC - Homestake 1997 to 2000

When Homestake operated PMC, assays were analyzed by ALS Chemex in Reno, Nevada. Samples were prepared at the ALS lab as follows:

•	Primary crush and mill to 80% passing -10 mesh.
•	300-gram split of material for pulverization to 90% passing -150 mesh.
•	30-gram split for digestion and assay.

Samples were assayed utilizing the Au-AA23 fire assay method with AA finish. Analyses were reported in parts per billion ("ppb"). Samples reporting Au values > 10,000 ppb were re-assayed by fire assay with a gravimetric finish.

Detection limits for gold analyses performed by ALS Chemex were 5 ppb and 0.0005 opt. For statistical purposes, most of the Homestake holes that reported "detection limit" gold were converted to 2.5 ppb and 0.0003 opt. These values were subsequently converted back to -5 ppb and -0.0005 opt in the current database.

PMC Barrick 2000 to 2008

American Assay Laboratories ("AAL") located in Sparks, Nevada was utilized by PMC (Barrick) to prepare and analyze samples generated from its drilling programs.

Samples were dried, weighed and crushed using either a roll or jaw crusher. A split of crushed material was pulverized for further analytical work. Samples were analyzed for gold using a one-assay ton (29.116 g) fire assay with AA finish. Samples with a fire assay greater than 0.005 opt were subject to a cyanide soluble leach assay by AA spectroscopy to determine gold recovery and carbon and sulfur analysis for metallurgical evaluation. Samples returning an initial gold assay >5 parts per million ("ppm") were subject to fire assay with a gravimetric finish.

In addition to gold, PMC (Barrick) also had the samples analyzed for an additional 69 elements using an aqua regia digestion with an Induced Coupled Plasma Atomic Emission Spectroscopy. PMC (Barrick) employed its own internal quality assurance / quality control protocols. Once the assay results were received via email, the exploration database manager loaded the assay data into AcQuire database management software ("ACQ"). The ACQ software evaluated the gold values of the standards and flagged any standards that performed outside of acceptable limits. Failed standards were documented and reviewed by the geologist in charge of the project. Dependent on the rate of failure, a selection of samples, or possibly the entire batch was rejected, and another round of analyses requested by the geologist.

When samples needed re-assaying, the lab was notified of the failures and a list of samples to be re-assayed were sent to the lab. Upon receipt of the results of the re-assayed samples by the database supervisor, they were loaded into ACQ and XY scatter plots generated for the geologist to review for approval or rejection. Should the second round of analyses be rejected, a third round would ensue until acceptable results were achieved. Check samples were also collected and sent to a second lab to evaluate potential laboratory bias. It is unknown which laboratories were used to analyze the check samples.

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Atna 2004 to 2013

Atna utilized Inspectorate American Laboratories ("IAL"), an ISO 9002-accredited facility located in Reno, Nevada as their primary analytical lab for the Getchell Project. Sample preparation procedures utilized by IAL follow.

The samples were dried and weighed prior to crushing. Crushing utilized a two-stage process. Once the sample was dried it was passed through a jaw crusher to reduce it to a uniform size. It then passed through a roll mill to reduce the sample to >80% passing -10 mesh. A 300-gram split of this material was obtained using a Jones riffle splitter. The split material was further reduced to >90% passing -150 mesh using a ring and puck pulverizer.

After pulverization, a 30-gram sample of pulp was taken and digested and analyzed for gold using standard fire assay with AA finish. Samples returning gold values greater than 3 g/t were subjected to gravimetric analyses.

Atna Underground 2011 to 2016

The new mine lab which was constructed adjacent to the administration building in 2012 was in operation from 2012 to 2016.

Underground samples were transported to the on-site laboratory by Atna personnel. Samples were logged in and checked against sample transmittal sheets. Samples were then dried and weighed before being passed through a small jaw crusher to minus 3/8 inch passing. Crushed material is then passed through a "Jones" splitter, multiple times if necessary, to produce a 200 g to 300 g sample split for pulverization. The pulp split is then transferred to the ring and puck pulverizer for grinding to 80% passing -150 mesh. Pulverized material was weighed out to a 30 g fire assay sample charge.

Quality Assurance/Quality Control

Quality assurance/quality control ("QA/QC") data has been compiled from available databases for all drilling activities completed since 2005. No QA/QC data is available for work occurring prior to this time.

Drilling programs completed at the Getchell Property between 2005 and 2015 included QA/QC monitoring programs which comprised the insertion of certified reference materials ("CRMs"), blanks and duplicates into the sample streams on a batch by batch basis.

Certified Reference Materials

A total of 37 different CRMs were used at the Getchell Property between 2005 and 2015. CRMs were supplied by Rocklabs of New Zealand.

CRMs comprised on average 2.7% (and up to 5.5%) of samples submitted to the laboratory. CRMs insertion formed part of the QA/QC program consistently in the period between 2005 and 2008. CRMs, during this time, were generally included systematically at a rate of one in 20 to one in 25 samples. CRMs do not appear to have been consistently used since 2008.

Rocklabs CRMs were stored in bulk in a plastic bin in the logging trailer. Individual CRMs were created by measuring 100 g of the appropriate CRM into kraft envelopes. Packaged CRMs were then stored in separate labelled bins and inserted regularly into the sample stream.

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The authors of the Getchell Report consider the number of different CRMs historically used on the Getchell Property to be excessive. It is preferable to limit the number of different CRMs used on a project to ensure that each CRM has enough results to enable meaningful analysis.

The CRM insertion rate of 2.7% is significantly less than the preferred rate of 5%. Programs between 2005 and 2009 included between 1.7% and 5.5% CRMs submitted regularly into the sample stream. There is no record of CRMs being consistently inserted in 2012, 2013 and 2015 drilling which falls short of common industry practice.

CRMs used at the Getchell Property between 2005 and 2008 exhibit a consistent, high number of > 2 standard deviation warnings and > 3 standard deviation failures on a number of different CRMs from two different laboratories, over a number of years.

Laboratory assay results have similar means to the expected CRM values, but have significantly larger standard deviations (on average 2.5 times larger) than that specified by Rocklabs. CRM control charts show results scattered relatively evenly above and below the expected value, suggesting no significant bias.

In general, CRMs show reasonable analytical accuracy, but relatively poor precision, when compared against the certified standard deviation. This poor precision occurs in a number of CRMs from two laboratories, over a period of four years. The authors of the Getchell Report were unable to definitively determine the cause of CRM high failure rate.

While the poor precision of CRMs should be investigated, the authors of the Getchell Report do not consider this to be of a material concern for a global, long-term Mineral Resource estimate.

Blank Samples

Coarse blank samples were inserted into the sample stream of drill programs completed between 2005 and 2008. Data available suggest that blanks were not included in subsequent programs.

The 2005 to 2006 programs utilized commercial decorative stone purchased in 50 lb bags as the source of blank material. The source of blank material used in 2007 to 2008 is unknown.

A total of 924 blanks were included between 2005 and 2008 representing between 1.5 and 5.4% of total samples. In 2005 and 2006 blanks were inserted regularly approximately every 20th sample between CRMs. This insertion rate was decreased to approximately every 40th or every 80th sample in 2007 and 2008, a rate of 2.9% and 1.5%. There is no record of blanks being included in subsequent drill programs.

A total of 86% of IAL blanks reported less than three times the detection limit of 0.005 ppm Au. A total of 89% of AAL blanks reported less than the three times the detection limit of 0.003 ppm Au. OMC reviewed blank failures and noted a number of instances where failures appear associated with contamination from preceding samples of high-grade material. Despite some possible level of contamination, the authors of the Getchell Report do not consider the relatively few numbers of blank failures to be a material concern for a global, long-term Mineral Resource estimate.

Duplicates

OMC submitted 261 field duplicates as part of the QA/QC program between 2005 and 2008. Duplicate samples comprised between 0.3 and 1.1% of total submitted samples.

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Duplicate samples collected in 2005 to 2006 were obtained by taking a 50-50 split of the sample material from the RC drill cyclone. No documentation on the nature of duplicate samples used in subsequent programs was available.

A relative paired difference ("RPD") plot and scatter plot of duplicate data show that only 46% of samples are within 20% RPD and that duplicate samples are positively biased, and on average have a 16% higher grade than original samples. The authors of the Getchell Report were unable to determine the cause of sample bias based on historical data.

Whilst the proportion of duplicate samples with assay values within 20% RPD is less than desirable, this is possibly due to the combination of the heterogenous nature of mineralization, uncrushed nature of samples and sampling variance. The bias seen between original and duplicate samples is concerning. As original samples are biased low, relative to duplicates, this may introduce a level of conservatism into Mineral Resource estimates.

Data Verification

Assay Data Verification

In 2019, under supervision of Ms. Nussipakynova, Marissa Ealey of AMC Mining Consultants (Canada) Ltd. ("AMC") undertook random cross-checks of assay results in the database with original assay results on the assay certificates, or data source for the Open Pit and Underground Mineral Resource areas.

For the Underground area the data was requested for 3,340 of the 48,179 assays (6.9%) contained within mineralized wireframes. Assay certificates were chosen from the following laboratories: AAL, IAL, ALS Laboratories ("ALS") and the Pinson Laboratory.

For the Open Pit areas data was requested for 5,029 of the 77,321 (6.5%) assays used in the estimation. Assay certificates were chosen from the following laboratories: AAL, IAL, BSi Inspectorate and ALS Chemex. Assay certificates were available for the majority of the request.

Collar Data Verification

In addition to the assay verification, the authors of the Getchell Report checked collar locations against the provided topography and found that many collars were either above or below topography.

Specifically, the authors of the Getchell Report noted that drillhole collars were located above topography by a maximum of 65 ft and below topography by a maximum of 145 ft.

The authors of the Getchell Report note that in some instances these offsets were due to changes to topography since the time of drilling.

OMC validated the collars that the authors of the Getchell Report highlighted and updated 110 collar locations.

Data Validation

Data validation was carried out using the normal routines in Datamine where the database was checked for collar, survey and assay inconsistencies, overlaps and gaps.

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The authors of the Getchell Report do not consider these issues to have a material impact on Mineral Resource estimates. The authors of the Getchell Report consider the assay database to be acceptable for Mineral Resource estimation.

Mineral Processing and Metallurgical Testing

Metallurgical testwork programs were conducted between 1999 and 2013 by metallurgical laboratories on behalf of Homestake (1999) and Atna (2005/2006 and 2013/2014). The metallurgical testwork programs were completed on samples from the Mag and CX open pit deposits, and the Ogee underground deposit.

High grade ore extracted from the Ogee deposit between 2012 and 2013 was historically trucked eight miles to Newmont Mining Corporation's Twin Creeks autoclave facility for processing to produce gold bullion. Gold recoveries from the autoclave processing route ranged from 69.2% to 92.6%.

Based on available data, the authors of the Getchell Report consider that for the purpose of the Getchell Report, using heap leaching for the Mag Pit and CX Pit material is reasonable, and it is reasonable to assume that gold recoveries between 48% to 82% for Mag Pit and 82% for the CX Pit are achievable by this process. The authors of the Getchell Report also consider that using autoclave pre-treatment on the underground Ogee material is reasonable, and it is reasonable to assume that gold recoveries between 78% to 95% are achievable.

Therefore, these gold recoveries form the basis for the Getchell Report.

Metallurgical Testwork

Homestake

In 1999, McClelland Laboratories completed a testwork program on samples sourced from the Mag Pit and CX Pit on behalf of Homestake. The following scope of work was completed as part of this program:

•	Head assays including gold, sulphur speciation and total organic carbon ("TOC").
•	Preg-robbing tests.
•	Cyanide leach bottle roll tests including direct cyanide leach and carbon-in-leach ("CIL tests").
•	Column leach tests.

Preg-robbing tests were completed on some of the samples to determine the preg-robbing characteristics of the Mag Pit and CX Pit samples. In these tests, barren solutions were "spiked" with a diluted gold solution with a concentration of approximately 1 mg/L gold and added to the test slurries. A standard cyanide leach bottle roll test was completed on the slurry with the spiked solution. The pregnant leach solution was then assayed for gold at regular intervals. The percentage of gold that was preg-robbed was determined. Many of the samples had relatively high preg-robbing values (greater than 50%), demonstrating that preg-robbing is a potential issue when processing Pinson material.

Cyanide leach bottle roll tests were completed on the Mag Pit bulk ore samples using caustic soda (NaOH) to adjust pH, rather than hydrated lime. For each sample, two tests were conducted at pH 10.5 and pH 12 (using NaOH to adjust pH). The test data shows that higher pH tests (where there was a higher NaOH addition) showed an increase in gold recovery and an associated reduction in cyanide consumption. Generally, the largest recovery increases between the pH 12.0 tests and the pH 10.5 tests, were associated with samples which showed the highest preg-robbed gold. There were no baseline tests using lime on these samples, so a proper comparison between the use of lime and NaOH cannot be completed.

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CIL tests were completed on the CX-2 bulk ore and Mag Pit cuttings samples. The objective of these tests was to test the applicability of CIL processes (such as a CIL agitated tank circuit) to Pinson open pit material. These tests generally achieved high gold recoveries (greater than 75%); which demonstrates that the Pinson open pit material is generally amenable to CIL processes.

Column leach tests were conducted on some of the samples from the 1999 program. This testwork program had the following findings:

•	There was a wide range of gold recoveries, varying from 19% to 93%.
•	The tests on the Mag Pit drillcore samples (with a sizing of -1") generally had higher recoveries than the tests on the Mag Pit bulk samples (with a feed sizing of -4").
•	There was only marginal improvement in gold recovery by crushing finer in the gold recovery-by-size tests on the CX Pit.

The tests on the Mag Pit master composite sample had the following conclusions:

•	Increasing pH demonstrated an increase in gold recovery.
•	The NaOH had a slightly lower gold recovery than the lime test (pH 11.8).

Atna Resources Ltd.

McClelland Laboratories completed a metallurgical testwork program on Mag Pit samples on behalf of Atna in 2013/2014. The following scope of work was completed as part of this program:

•	Head assays including gold, sulphur speciation, TOC and a preg-rob assay using 0.1 oz/ton spiked bottle roll test.
•	Cyanide leach bottle roll tests.
•	Column leach tests.

Cyanide leach bottle roll tests were conducted on Mag Pit samples. The objective of these tests was to identify the impact of particle size on gold recovery. Preg-rob factors were measured for each sample. It was unclear from McClelland's report what method was used to measure the preg-rob factor. The authors of the Getchell Report identified the following findings from these tests:

•	There was a range of gold recoveries.
•	In general, reducing the feed sizing increased gold recovery.
•	Many of the samples had high preg-robbing factors (>50).

Cyanide leach bottle roll tests were completed on some of the Mag Pit samples with the objective of using NaOH rather than lime for treating preg-robbing. For each sample type, a test was completed at pH 10.5, and another at a pH of 12.0. Increasing the pH using NaOH demonstrated an increase in gold recovery for all tests.

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Column leach tests were conducted on composites of the Mag Pit samples. Prior to the column leach tests, bottle roll tests were conducted on each composite to determine gold recovery kinetics and reagent addition rates. Generally, the tests were conducted on samples that had been crushed to -2". The Mag Column 3 sample had an additional test on a sample crushed to ½" to ascertain the impact of size on gold recovery. The gold recoveries in the column tests varied from 51% to 82%. The Mag Column 2 tests showed there was no benefit to gold recovery by crushing finer.

Dawson Metallurgical Laboratories completed metallurgical testwork programs on samples from underground deposits (Ogee) on behalf of Atna. These programs were completed in August 2005 and April 2006. The objective of these programs was to ascertain whether autoclave pre-treatment of the feed samples could release refractory gold from the sulphide minerals and improve gold recoveries (relative to baseline tests). The scope of these testwork programs included:

•	Head assays including gold, sulphur speciation and carbon speciation.
•	Baseline cyanide leach shake-out tests on ground feed samples.

Samples were ground to either a P80 of 75 μm or 45 μm. Sulphuric acid (H2SO4) was added to achieve a pH of 1.8 to 2.0 and processed for one hour. The purpose of this stage was to digest carbonate minerals ahead of the autoclave stage. The acid leach residue was then processed in an autoclave. Lime was added to the autoclave residue to raise the pH to a range of 10.0 to 10.5. The autoclave residue then underwent a cyanide leaching shake-out test to determine gold recovery. The shake-out test consists of a shortened (two hours) nitric acid (HNO3) digestion of the ore sample, followed by recovery of the solids and shaking of the solids with a cyanide leach solution (0.25% NaCN, 0.10% NaOH) for two hours. Pre-treating the material in an autoclave had an increase in gold recovery for all samples. A negative linear relationship between the baseline gold recovery and the sulphur head grade was observed. The relationship suggests that a higher sulphur head grade will have more refractory gold that will detrimentally impact gold recovery.

Sample Representivity

Samples used for metallurgical test work have been sourced from the open pits (Mag Pit and CX Pit) and from drilling of each of the main Mineral Resource area (Mag Pit, CX Pit and underground). Each of the main zones has been included in test work and key metallurgical characteristics have been defined.

Within each zone, drilling has been localized to relatively small portions of the deposit. The metallurgical response of the samples is likely to represent the general behavior of the zone, but sampling of at least one other area of each zone to confirm the metallurgical response will reduce uncertainty. Confirmatory testwork on targeted drilled samples is recommended to mitigate the risk.

The authors of the Getchell Report conclude that the samples do not represent the variability of the mineralization. Additionally, test work should be undertaken on samples that represent the low- and high-grade variation of the mineralization. The lack of information on metallurgical performance of such samples remains a risk to the project.

Deleterious Elements

Both arsenic and mercury are present in the mineralization. Elemental concentrations are higher in underground (Ogee) samples associated with high gold values. The Mag Pit zone also contains areas of high TOC which have been associated with poor gold recoveries due to preg-robbing of the gold-cyanide complex.

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As both the CX Pit underground mineralization and the Ogee underground mineralization exhibit refractory behaviour, the recovery of gold will require oxidative leaching that will solubilize arsenic. Methods exist to manage arsenic and confine it to the solid residue. The selection of a suitable process requires extensive metallurgical development work. Until this is completed, the fate of arsenic-containing residues is a risk to the project.

Mineral Resource Estimates

The data used in the July 23, 2020 estimate includes results of all drilling carried out on the Getchell Property to April 15, 2019 and is based on the April 18, 2019 database. The last drilling in the Open Pit area was four metallurgical holes drilled in 2012. The last drilling in the Underground area was RC holes drilled by Atna in 2015. The date of the database is noted as although limited drilling has taken place since the previous estimates, considerable work has been done to verify the database and obtain original assay certificates for the Underground area.

The results of the current underground and open pit estimates as of July 23, 2020 are summarized in the tables below., including the mineral resource statement by area. Claim ownership in the mineral resource area varies. Mineral resource tables are reported after mining depletion. Note that with the exception of the table the mineral resource statement by area, estimates are not combined into a single mineral resource table as they are spatially separate and represent two distinct mineral resource areas. There are no mineral reserves stated at present. The mineral resources have been depleted for previous mining.

Summary of the Underground Area Gold Mineral Resource as of July 23, 2020 Based on $1,550/oz

Classification	Tonnage (ktons)	Au (opt)	Metal Au (koz)
Measured	184	0.289	53
Indicated	436	0.313	136
Measured and Indicated	620	0.306	190
Inferred	1,676	0.347	581

Notes:

(1)	Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards (2014) definitions were used for reporting the Mineral Resources.
(2)	Ms. D. Nussipakynova, P.Geo., of AMC takes responsibility for the Mineral Resources.
(3)	The Mineral resource cut-off grade ("COG") is based on a metal price of $1,550/oz Au.
(4)	Underground Mineral Resources as stated are constrained within modeled underground stope shapes using a nominal 15' minimum thickness, above a gold cut-off grade of 0.15 opt Au.
(5)	COG inputs are as follows: mining cost $100/t, haulage cost to plant $30/t, processing cost $60/t, G&A cost $10/t, thus overall costs are $200/t. All costs are $/ton processed. Processing recovery is 90% and royalties of 6% are included in calculation.
(6)	Drilling results up to December 31, 2015.
(7)	Drilling database provided April 18, 2019.
(8)	Mineral resources that are not Mineral Reserves do not have demonstrated economic viability. There is no guarantee that all or any part of the mineral resource will be converted into mineral reserve. Confidence in the estimate of Inferred Mineral Resources is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure.
(9)	The numbers may not compute exactly due to rounding.

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Summary of Open Pit Area Gold Mineral Resource as of July 23, 2020 Based on $1,550/oz

Classification	Tonnage (ktons)	Au (opt)	Metal Au (koz)
Measured	10,726	0.068	730
Indicated	11,829	0.046	545
Measured and Indicated	22,554	0.057	1,275
Inferred	1,388	0.047	65

Notes:

(1)	CIM Definition Standards (2014) definitions were used for reporting the Mineral Resources.
(2)	Ms. D. Nussipakynova, P.Geo., of AMC takes responsibility for the Mineral Resources.
(3)	Mineral resources are constrained by an optimized pit shell developed at a metal price of $1,550/oz Au.
(4)	Two COGs are applied to the Open Pit area based on gold recovery. The low recovery zone COG is 0.014 opt Au. The high recovery zone COG is 0.007 opt Au.
(5)	COG inputs are as follows: mining cost $2 for feed and waste, processing cost $5/t, G&A cost $1/t, thus overall costs are $6/t All costs are $/ton processed for both high and low recovery zone. Processing recovery: 80% and 40% for high and low respectively and royalties of 6%.
(6)	Drilling results up to April 15, 2019. Mining depletion is based on topography as of July 2013.
(7)	Mineral resources that are not Mineral Reserves do not have demonstrated economic viability. There is no guarantee that all or any part of the mineral resource will be converted into mineral reserve. Confidence in the estimate of Inferred Mineral Resources is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure.
(8)	The numbers may not compute exactly due to rounding.

A split of the Open Pit area Measured and Indicated Mineral Resource estimates by metallurgical recovery is shown in the following table.

Summary of Open Pit area Mineral Resource by recovery as of 23 July 2020

Classification	Recovery	Tonnage (ktons)	Au (opt)	Metal Au (koz)
Measured and Indicated	High	13,883	0.059	803
Measured and Indicated	Low	8,671	0.054	472
Measured and Indicated	Combined	22,554	0.057	1,275

Gold Mineral Resource as of July 23, 2020 by Area Based on $1,550/oz

Classification	Deposit	Tonnage (ktons)	Au (opt)	Metal Au (koz)
Measured	Pit A	-	-	-
	Pit B	1,940	0.045	86
	Pit C and CX	3,233	0.098	317
	Pit Mag	5,553	0.059	327
	Underground	184	0.289	53
	Total	10,910	0.072	783
Indicated	Pit A	359	0.096	34
	Pit B	2,189	0.051	111
	Pit C and CX	2,348	0.055	128
	Pit Mag	6,933	0.039	271
	Underground	436	0.313	136
	Total	12,265	0.056	681
Measured and Indicated	Pit A	359	0.096	34
	Pit B	4,129	0.048	197
	Pit C and CX	5,581	0.080	445
	Pit Mag	12,485	0.048	597
	Underground	620	0.306	190
	Total	23,175	0.063	1,464

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Inferred	Pit A	110	0.029	3
	Pit B	49	0.069	3
	Pit C and CX	620	0.077	47
	Pit Mag	609	0.018	11
	Underground	1,676	0.347	581
	Total	3,064	0.211	646

Notes:

(1)	See footnotes under the above two tables. Underground COG is 0.15 opt Au. With respect to all other areas, two COGs are applied area based on gold recovery. The low recovery zone COG is 0.014 opt Au. The high recovery zone COG is 0.007 opt Au.

The QP is not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other similar factors that could materially affect the stated Mineral Resource estimates. Nevada is a mining friendly territory within a stable jurisdiction.

The Pinson deposit, for the purposes of modelling and estimations, is broken into two areas. The first area is the Underground area. The second area is the Open Pit area, which is the location of previous open pit mining.

The evaluation of the Mineral Resources for the Pinson Underground area involved the following procedures:

•	Constructing mineralization domain.
•	Conditioning of data (compositing and capping) for geostatistical analysis and variography.
•	Selecting of estimation strategy and estimation parameters.
•	Block modelling and grade interpolation using inverse distance squared ("ID2").
•	Validation, classification and tabulation.
•	Constraining the estimate by creating mining shapes which demonstrate continuity and economics.
•	Preparation of the Mineral Resource Statement.

The evaluation of the Mineral Resources for the Pinson Open Pit area involved the following procedures:

•	Constructing mineralization envelopes for each pit.
•	Compositing drillholes for each pit.
•	Flagging the composites as being above or below a threshold value.
•	Calculating and modelling variograms for the indicator variable.

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•	Estimating the indicator value using ordinary kriging ("OK").
•	Selecting a nominal probability limit from the estimated indicator value above which is "high grade model" and below which is the "low-grade model".
•	Determining suitable search ellipsoid orientations for both models.
•	Estimating gold grades using either OK or ID2 (depending on sample support and area) for the two models.
•	Combining the models and classify.
•	Code block model with cyanide leach recovery assumptions.
•	Combining with geology model (provided by client) to assign densities based on geology and grades.
•	Constraining the estimate by a pit optimization shell which demonstrates economics.
•	Depleting the model using the topography provided by the client.
•	Preparation of the Mineral Resource Statement.

Exploration, Development and Production

The Getchell Report recommends a selectively assigned delineation core drilling program of 5,000 feet ($500k) in Indicated and Inferred areas of mineralization to support de-risking of the existing Open Pit Mineral Resources. A Phase one exploration drill program of 35,000 feet ($3.5M) utilizing RC holes and core tails is recommended at Pinson underground to test areas of highest potential and provide a basis for preliminary development planning. A Phase two program ($8M) of underground development and delineation drilling, designed to delineate positive results from the Phase one program and further confirm existing Measured and Indicated Mineral Resources, would follow thereafter. The scale of Phase two is dependent on Phase one results.

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